EXHIBIT 99.2

Preliminary Economic Assessment for the Furnas Project, Pará State, Brazil NI 43 - 101 Technical Report Prepared for: Ero Copper Corp. Prepared by: Mr. Cid Monteiro, FAusIMM Mr. Enrique Rubio, (#255) (Chilean Mining Commission) Mr. Luis Bernal, (#415) (Chilean Mining Commission) Mr. Ricardo Miranda, (#145) (Chilean Mining Commission) Mr. João Estevão, MAIG Effective Date: February 23, 2026 Signature Date: March 30, 2026

IMPORTANT NOTICE This report was prepared as National Instrument 43 - 101 Technical Report for Ero Copper Corp . (Ero Copper) by REDCO Mining Consultants (REDCO) and SDPM Mining Consulting (SDPM) (collectively the Report Authors) . The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in the Report Authors’ services, based on i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report . This report is intended for use by Ero Copper subject to terms and conditions of its contracts with each of the Report Authors . Except for the purposes legislated under Canadian provincial and territorial securities law, any other uses of this report by any third party is at that party’s sole risk .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report C O N T E NT S 1 SUMMARY ............................................................................................................... 1 - 1 1. Introduction................................................................................................... 1 - 1 2. Terms of Reference...................................................................................... 1 - 1 3. Project Setting .............................................................................................. 1 - 1 4. Ownership .................................................................................................... 1 - 2 5. Mineral Tenure, Surface Rights, Water Rights, Royalties, and Agreements 1 - 2 6. Geology and Mineralization .......................................................................... 1 - 3 7. History .......................................................................................................... 1 - 4 8. Drilling and Sampling ................................................................................... 1 - 4 9. Data Verification ........................................................................................... 1 - 6 10. Metallurgical Testwork.................................................................................. 1 - 6 11. Mineral Resource Estimation ....................................................................... 1 - 8 12. Mineral Resource Statement ........................................................................ 1 - 9 13. Mining Methods .......................................................................................... 1 - 11 14. Recovery Methods ..................................................................................... 1 - 14 15. Project Infrastructure .................................................................................. 1 - 15 16. Environmental, Permitting and Social Considerations................................ 1 - 16 1. Environmental Considerations........................................................ 1 - 16 2. Closure and Reclamation Planning ................................................ 1 - 16 3. Permitting Considerations............................................................... 1 - 17 4. Social Considerations ..................................................................... 1 - 17 17. Markets and Contracts ............................................................................... 1 - 18 18. Capital Cost Estimates ............................................................................... 1 - 18 19. Operating Cost Estimates .......................................................................... 1 - 19 20. Economic Analysis ..................................................................................... 1 - 20 1. Forward - Looking Information Note ................................................. 1 - 20 2. 2026 PEA Cautionary Statement.................................................... 1 - 20 3. Basis of Estimate ............................................................................ 1 - 20 21. Sensitivity Analysis ..................................................................................... 1 - 22 22. Risks and Opportunities ............................................................................. 1 - 22 1. Risks ............................................................................................... 1 - 23 2. Opportunities .................................................................................. 1 - 23 23. Interpretation and Conclusions................................................................... 1 - 24 24. Recommendations ..................................................................................... 1 - 24 Date: March 2026 TOC i 2 INTRODUCTION...................................................................................................... 2 - 1 1. Introduction................................................................................................... 2 - 1 2. Terms of Reference...................................................................................... 2 - 1 3. Qualified Persons ......................................................................................... 2 - 2 4. Site Visits and Scope of Personal Inspection ............................................... 2 - 3 1. Mr. Cid Monteiro ............................................................................... 2 - 3 2. Mr. Luis Bernal.................................................................................. 2 - 3 3. Mr. Ricardo Miranda ......................................................................... 2 - 3 4. Mr. João Estevão.............................................................................. 2 - 3 5. Effective Dates ............................................................................................. 2 - 4 6. Information Sources and References ........................................................... 2 - 4 7. Previous Technical Reports ......................................................................... 2 - 4

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 3 Date: March 2026 TOC ii RELIANCE ON OTHER EXPERTS ......................................................................... 3 - 1 1. Introduction................................................................................................... 3 - 1 2. Mineral Tenure, Surface Rights, Royalties and Agreements........................ 3 - 1 3. Environmental .............................................................................................. 3 - 1 4. Taxation........................................................................................................ 3 - 2 5. Markets and Contracts ................................................................................. 3 - 2 4 PROPERTY DESCRIPTION AND LOCATION ........................................................ 4 - 1 1. Introduction................................................................................................... 4 - 1 2. Property and Title in Brazil ........................................................................... 4 - 1 1. Regulatory Oversight ........................................................................ 4 - 1 2. Mineral Title ...................................................................................... 4 - 1 3. Surface Rights .................................................................................. 4 - 3 4. Water Rights ..................................................................................... 4 - 3 5. Government Mining Taxes, Levies or Royalties ............................... 4 - 3 3. Project Ownership ........................................................................................ 4 - 4 4. Mineral Tenure ............................................................................................. 4 - 4 5. Surface Rights .............................................................................................. 4 - 5 6. Water Rights................................................................................................. 4 - 5 7. Royalties and Encumbrances....................................................................... 4 - 6 8. Property Agreements ................................................................................... 4 - 6 9. Permitting Considerations ............................................................................ 4 - 7 10. Environmental Considerations...................................................................... 4 - 7 11. Social Licence Considerations ..................................................................... 4 - 8 12. QP Comments on Section 4 ......................................................................... 4 - 8 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY .................................................................................................... 5 - 1 1. Accessibility .................................................................................................. 5 - 1 2. Climate ......................................................................................................... 5 - 1 3. Local Resources and Infrastructure.............................................................. 5 - 1 4. Physiography................................................................................................ 5 - 2 5. QP Comments on Section 5 ......................................................................... 5 - 2 6 HISTORY ................................................................................................................. 6 - 1 1. Exploration History ....................................................................................... 6 - 1 2. Production .................................................................................................... 6 - 1 7 GEOLOGICAL SETTING AND MINERALIZATION ................................................. 7 - 1 1. Regional Geology ......................................................................................... 7 - 1 2. Project Geology ............................................................................................ 7 - 3 3. Deposit Descriptions .................................................................................... 7 - 3 1. Deposit Dimensions.......................................................................... 7 - 3 2. Lithologies ........................................................................................ 7 - 4 3. Structural Model................................................................................ 7 - 9 4. Alteration........................................................................................... 7 - 9 5. Mineralization.................................................................................. 7 - 10 8 DEPOSIT TYPES..................................................................................................... 8 - 1 1. Overview ...................................................................................................... 8 - 1 2. QP Comments on Section 8 ......................................................................... 8 - 2

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Pará State, Brazil
NI 43-101 Technical Report

9 EXPLORATION 9-1
9.1 Grids and Surveys 9-1
9.2 Geological Mapping 9-1
9.3 Geochemical Sampling 9-1
9.4 Geophysical Surveys 9-1
9.4.1 Airborne 9-5
9.4.2 Ground 9-5
9.4.3 Downhole 9-5
9.5 Petrology, Mineralogy, and Research Studies 9-9
9.6 Exploration Potential 9-9

10 DRILLING 10-1
10.1 Introduction 10-1
10.2 Drill Methods 10-1
10.3 Logging 10-1
10.4 Recovery 10-1
10.5 Collar Surveys 10-4
10.6 Down Hole Surveys 10-4
10.7 Drilling Since Database Close-Out Date 10-4
10.8 Sample Length/True Thickness 10-4
10.9 QP Comments on Section 10 10-5

11 SAMPLE PREPARATION, ANALYSES, AND SECURITY 11-1
11.1 Sampling 11-1
11.2 Density Determinations 11-1
11.3 Sample Preparation and Analytical Laboratories 11-1
11.4 Sample Preparation 11-3
11.5 Analysis 11-3
11.6 Quality Assurance and Quality Control 11-3
11.7 Databases 11-3
11.8 Sample Security 11-11
11.9 Sample Storage 11-11
11.10 QP Comments on Section 11 11-12

12 DATA VERIFICATION 12-1
12.1 Internal Data Verification 12-1
12.1.1 Database Validation 12-1
12.1.2 Analytical Data QA/QC Review 12-1
12.1.3 Drill Core Resampling Campaign 12-1
12.1.4 Historical Metallurgical Data Verification 12-3
12.2 External Data Verification 12-4
12.3 Data Verification Performed by the QPs 12-4
12.3.1 Mr. Cid Monteiro 12-4
12.3.2 Dr. Enrique Rubio 12-5
12.3.3 Mr. Luis Bernal 12-6
12.3.4 Mr. Ricardo Miranda 12-6
12.3.5 Mr. João Estevão 12-7

13 MINERAL PROCESSING AND METALLURGICAL TESTING 13-1
13.1 Introduction 13-1
13.2 Metallurgical Testwork 13-1

Date: March 2026
TOC iii

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13.2.1 Sample Selection, Geological Context and Representativity 13-3
13.2.2 Bond Ball Mill Work Index 13-4
13.2.3 Flotation Test Conditions and Process Sensitivity 13-5
13.2.4 Proposed Final Circuit 13-7
13.2.5 Variability Testwork 13-7
13.3 Recovery Estimates 13-9
13.3.1 Copper Recovery Estimate 13-9
13.3.2 Copper Concentrate Quality Estimate 13-10
13.3.3 Gold Recovery Estimate 13-10
13.3.4 Silver Recovery Estimate 13-13
13.4 Metallurgical Variability 13-13
13.5 Deleterious Elements 13-15
13.6 Opportunities 13-17
13.6.1 Optimization, Gravity Recovery (Free Gold) 13-17
13.6.2 Optimization, Magnetic Separation (Tailings) 13-18

14 MINERAL RESOURCE ESTIMATES 14-1
14.1 Introduction 14-1
14.2 Modelling 14-1
14.2.1 Geological Model 14-1
14.2.2 Grade Shells 14-1
14.2.3 Weathering Model 14-1
14.3 Exploratory Data Analysis 14-7
14.4 Compositing 14-7
14.5 Grade Restrictions, Top-Cuts and Outlier Evaluation 14-7
14.5.1 Copper 14-7
14.5.2 Gold 14-7
14.5.3 Silver 14-7
14.6 Variography 14-8
14.7 Density 14-8
14.8 Estimation Methodology 14-8
14.9 Model Validation 14-12
14.10 Mineral Resource Confidence Classification 14-12
14.11 Reasonable Prospects of Eventual Economic Extraction 14-12
14.12 Cut-off 14-15
14.13 Mineral Resource Statement 14-15
14.14 Factors That May Affect the Mineral Resource Estimates 14-15
14.15 QP Comments on Section 14 14-16

15 MINERAL RESERVE ESTIMATES 15-1

16 MINING METHODS 16-1
16.1 Overview 16-1
16.2 Sub-set Of Mineral Resource Estimate in the 2026 PEA Mine Plan 16-1
16.3 Open pit 16-1
16.3.1 Geotechnical Considerations 16-1
16.3.2 Hydrogeological Considerations 16-3
16.3.3 Proposed Operations 16-4
16.3.4 Forecast Production Schedule 16-12
16.3.5 Proposed Equipment Requirements 16-12
16.4 Underground 16-16

Date: March 2026
TOC iv

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16.4.1 Geotechnical Considerations ... 16-16
16.4.2 Hydrogeological Considerations ... 16-20
16.4.3 Proposed Operations ... 16-21
16.4.4 Conceptual Underground Infrastructure and Materials Handling ... 16-26
16.4.5 Proposed Backfill ... 16-29
16.4.6 Conceptual Ventilation ... 16-30
16.4.7 Forecast Underground Production Schedule ... 16-33
16.4.8 Proposed Equipment Requirements ... 16-33
16.5 Integrated Mine Production Plan Forecast ... 16-36

17 RECOVERY METHODS ... 17-1
17.1 Introduction ... 17-1
17.2 Process Flow Sheet ... 17-1
17.3 Plant Design ... 17-1
17.3.1 Overview ... 17-1
17.3.2 Primary Crushing ... 17-3
17.3.3 Fine Crushing ... 17-3
17.3.4 Grinding ... 17-4
17.3.5 Flotation Plant ... 17-4
17.3.6 Thickening and Filtering of Copper Concentrate ... 17-6
17.3.7 Tailings Thickening ... 17-6
17.4 Plant Design Criteria ... 17-6
17.5 Energy, Water, and Process Materials Requirements ... 17-7
17.5.1 Energy ... 17-7
17.5.2 Water ... 17-7
17.5.3 Process Consumables ... 17-7

18 PROJECT INFRASTRUCTURE ... 18-1
18.1 Introduction ... 18-1
18.2 Road and Logistics ... 18-1
18.3 Short-Term Stockpile ... 18-3
18.4 Low-Grade Stockpiles and Waste Rock Storage Facilities ... 18-3
18.5 Tailings Storage Facility ... 18-3
18.6 Water Management ... 18-6
18.7 Water Supply ... 18-8
18.8 Camps and Accommodation ... 18-8
18.9 Power and Electrical ... 18-8

19 MARKET STUDIES AND CONTRACTS ... 19-1
19.1 Market Studies ... 19-1
19.2 Market Assumptions Used in the Economic Model ... 19-1
19.3 Commodity Price Projections ... 19-2
19.4 Contracts ... 19-2
19.5 QP Comments on Item 19 "Market Studies and Contracts" ... 19-3

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT ... 20-1
20.1 Baseline and Supporting Studies ... 20-1
20.2 Closure Considerations ... 20-1
20.3 Permitting ... 20-1
20.3.1 Exploration Activities ... 20-1

Date: March 2026
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Pará State, Brazil
NI 43-101 Technical Report

20.3.2 Future Mining Activities....20-3
20.4 Considerations of Social and Community Impacts....20-3

21 CAPITAL AND OPERATING COSTS....21-1
21.1 Introduction....21-1
21.2 Capital Cost Estimates....21-1
21.2.1 Basis of Estimate....21-1
21.2.2 Labour Assumptions....21-1
21.2.3 Material Costs....21-2
21.2.4 Contingency....21-2
21.2.5 Mining Costs....21-2
21.2.6 Process Capital Costs....21-6
21.2.7 Infrastructure Capital Costs....21-6
21.2.8 General and Administrative Capital Costs....21-9
21.2.9 Owner (Corporate) Capital Costs....21-11
21.2.10 Sustaining Capital....21-11
21.2.11 Capital Cost Summary....21-12
21.3 Operating Cost Estimates....21-12
21.3.1 Mine Operating Costs....21-12
21.3.2 Process Operating Costs....21-14
21.3.3 Infrastructure Operating Costs....21-15
21.3.4 General and Administrative Operating Costs....21-16
21.3.5 Owner (Corporate) Operating Costs....21-16
21.3.6 Operating Cost Summary....21-16

22 ECONOMIC ANALYSIS....22-1
22.1 Forward Looking Information....22-1
22.2 2026 PEA Cautionary Statement....22-1
22.3 Methodology Used....22-1
22.3.1 Key Assumptions....22-1
22.3.2 Fiscal and Royalties Framework....22-2
22.4 Taxes....22-2
22.5 Economic Analysis....22-3
22.6 Sensitivity Analysis....22-7

23 ADJACENT PROPERTIES....23-1

24 OTHER RELEVANT DATA AND INFORMATION....24-1

25 INTERPRETATION AND CONCLUSIONS....25-1
25.1 Introduction....25-1
25.2 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements....25-1
25.3 Geology and Mineralization....25-1
25.4 Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation....25-2
25.5 Data Verification....25-2
25.6 Metallurgical Testwork....25-2
25.7 Mineral Resource Estimates....25-2
25.8 Mine Plan....25-3
25.9 Recovery Plan....25-3
25.10 Infrastructure....25-4
25.11 Environmental, Permitting and Social Considerations....25-4

Date: March 2026
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25.12 Markets and Contracts 25-4
25.13 Capital Cost Estimates 25-5
25.14 Operating Cost Estimates 25-5
25.15 Economic Analysis 25-5
25.16 Risks and Opportunities 25-6
25.16.1 Risks 25-6
25.16.2 Opportunities 25-8
25.17 Conclusions 25-8

26 RECOMMENDATIONS 26-1
26.1 Introduction 26-1
26.2 Phase 1, Data Collection and Study Inputs 26-1
26.2.1 Resource Delineation and Extension Drilling 26-1
26.2.2 Metallurgical Testwork 26-2
26.2.3 Geotechnical and Hydrogeological Investigations 26-2
26.2.4 Environmental, Social, and Permitting Baseline Completion 26-2
26.2.5 Market and Commercial Studies 26-2
26.3 Phase 2, Pre-Feasibility Study 26-2

27 REFERENCES 27-1

TABLES

Table 1-1: Indicated and Inferred Mineral Resource Statement 1-10
Table 1-2: Sub-Set of Material Included in the PEA Mine Plan 1-12
Table 1-3: Forecast Capital Cost Estimate Summary by Area and Capital Type (Initial, Expansion, Sustaining) 1-19
Table 1-4: Forecast Total Operating Cost Estimate 1-20
Table 1-5: Economic Analysis Summary Table 1-21
Table 4-1: Centroid Locations 4-2
Table 4-2: Mineral Tenure Table 4-4
Table 6-1: Project History 6-1
Table 7-1: Furnas Project Lithology 7-4
Table 10-1: Project Drill Summary 10-2
Table 11-1: Core Sample Preparation and Analytical Laboratories 11-2
Table 11-2: Sample Preparation Procedures 11-4
Table 11-3: Analytical Methods 11-4
Table 11-4: QA/QC Sample Insertion Rates 11-9
Table 11-5: QA/QC Evaluation Results 11-10
Table 12-1: External Data Verification 12-5
Table 13-1: 2025 Metallurgical Testwork Programs 13-3
Table 13-2: Metallurgical Composites 13-3
Table 13-3: Key Comminution Parameters 13-4
Table 13-4: Testwork Results 13-8
Table 13-5: Gravity Concentration Results, HDGM/HDM Composite 13-17
Table 14-1: Model Lithology Groups 14-4
Table 14-2: Grade Shell Thresholds 14-4
Table 14-3: Specific Gravity Assignment 14-8
Table 14-4: Specific Gravity Estimation Parameters 14-9
Table 14-5: Estimation Parameters 14-10

Date: March 2026 TOC vii

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Table 14 - 6 : Input Assumptions, Constraining Mineable Shapes .................................................... 14 - 14 Table 14 - 7 : Indicated and Inferred Mineral Resource Statement ................................................... 14 - 17 Table 16 - 1 : Sub - Set of Material Included in the PEA Mine Plan ...................................................... 16 - 2 Table 16 - 2 : Open pit Slope Design Parameter by Geomechanical Domain .................................... 16 - 3 Table 16 - 3 : Input Parameters, NSR Cut - off .................................................................................... 16 - 11 Table 16 - 4: Forecast Open Pit LOM Production............................................................................. 16 - 12 Table 16 - 5: Production Forecast by Individual Open Pit ................................................................ 16 - 13 Table 16 - 6: Open Pit Forecast Production Summary by Year........................................................ 16 - 15 Table 16 - 7: Forecast Open Pit Equipment Requirements by Period.............................................. 16 - 17 Table 16 - 8: Rock Mass Classification............................................................................................. 16 - 19 Table 16 - 9: Preliminary Stope and Pillar Dimension Recommendations ....................................... 16 - 20 Table 16 - 10: Input Parameters, Underground Cut - off Determination............................................. 16 - 27 Table 16 - 11: Assumed Paste Backfill Parameters ......................................................................... 16 - 30 Table 16 - 12: Forecast Underground Annual Production Summary (Y - 2 – Y14) .............................. 16 - 34 Table 16 - 13: Forecast Underground Annual Production Summary (Y15 – Y24) ............................. 16 - 34 Table 16 - 14: Underground Production Equipment Requirements Forecast................................... 16 - 37 Table 16 - 15: Combined Open Pit and Underground Production Plan Forecast (Y - 2 – Y14) ........... 16 - 40 Table 16 - 16: Combined Open Pit and Underground Production Plan Forecast Y15 – Y24) ........... 16 - 40 Table 16 - 17: Combined Open Pit and Underground Production Plan Forecast By Mining Operation (Y - 3 – Y14) ........................................................................................................................ 16 - 40 Table 16 - 18: Combined Open Pit and Underground Production Plan Forecast By Mining Operation (Y15 – Y24)................................................................................................................... 16 - 41 Table 16 - 19: Combined Open Pit and Underground Production Plan Metal Content Forecast By Mining Operation (Y - 2 – Y14)................................................................................................... 16 - 41 Table 16 - 20: Combined Open Pit and Underground Production Plan Metal Content Forecast By Mining Operation (Y15 – Y24).................................................................................................. 16 - 42 Table 17 - 1: Key Plant Design Criteria............................................................................................... 17 - 7 Table 17 - 2: Key Comminution Design Criteria.................................................................................. 17 - 8 Table 17 - 3: Key Flotation Design Criteria ......................................................................................... 17 - 8 Table 17 - 4: Key Concentrate Thickening and Filtration Criteria....................................................... 17 - 9 Table 17 - 5: Key Tailings Thickening Design Criteria........................................................................ 17 - 9 Table 17 - 6: Concentrator Plant Equipment List.............................................................................. 17 - 10 Table 17 - 7: Estimated Process Consumables Requirements ........................................................ 17 - 14 Table 19 - 1: Commodity Price and Marketing Assumptions.............................................................. 19 - 2 Table 20 - 1: Baseline and Supporting Studies................................................................................... 20 - 2 Table 21 - 1 : Forecast Open pit Initial Capital Cost Estimate ............................................................. 21 - 4 Table 21 - 2 : Forecast Open pit Capital Cost Estimate by Cost Allocation ........................................ 21 - 4 Table 21 - 3 : Forecast Open pit Capital Cost Estimate by Initial, Expansion, and Sustaining ........... 21 - 4 Table 21 - 4 : Forecast Underground Development Cost Estimate ..................................................... 21 - 5 Table 21 - 5: Forecast Underground Mining Initial Capital Cost Estimate.......................................... 21 - 5 Table 21 - 6: Forecast Total Underground Mine Capital Cost Estimate by Cost Allocation ............... 21 - 5 Table 21 - 7: Forecast Total (Initial, Expansion, and Sustaining) Underground Mine Capital Cost Estimate ........................................................................................................................ 21 - 6 Table 21 - 8 : Forecast Process Initial Capital Cost Estimate .............................................................. 21 - 7 Table 21 - 9 : Forecast Process Initial Capital Cost Estimate by Cost Allocation ................................ 21 - 8 Table 21 - 10 : Forecast Process Initial Capital Cost Estimate by Initial, Expansion, and Sustaining Costs ............................................................................................................................. ... ...... 21 - 8 Table 21 - 11: Forecast Infrastructure Cost Estimate ......................................................................... 21 - 9 Table 21 - 12: Forecast Infrastructure Total Capital Cost Estimate by Cost Allocation.................... 21 - 10 Date: March 2026 TOC viii

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Table 21 - 13: Forecast Infrastructure Total (Initial, Expansion, and Sustaining) Capital Cost Estimate21 - 10 Table 21 - 14: Forecast Capitalized General and Administrative Initial Capital Cost Estimate ........ 21 - 11 Table 21 - 15: Forecast Capitalized General and Administrative Capital Cost Estimate by Cost Allocation ............................................................................................................................. ... .... 21 - 11 Table 21 - 16: Forecast Capitalized General and Administrative Capital Cost Estimate by Initial, Expansion, and Sustaining Costs............................................................................... 21 - 11 Table 21 - 17: Forecast Expansion and Sustaining Capital Cost Estimate ...................................... 21 - 13 Table 21 - 18: Forecast Capital Cost Estimate Summary by Cost Nature (Direct, Indirect, Contingency)21 - 13 Table 21 - 19: Forecast Capital Cost Estimate Summary by Area and Capital Type (Initial, Expansion, Sustaining).................................................................................................................. 21 - 13 Table 21 - 20: Forecast Open pit Operating Cost Estimate, Mill Feed Material ............................... 21 - 14 Table 21 - 21: Forecast Open pit Operating Cost Estimate, Waste ................................................. 21 - 14 Table 21 - 22: Forecast Underground Mine Operating Cost Estimate ............................................. 21 - 14 Table 21 - 23 : Forecast Process Plant Operating Cost Estimate ..................................................... 21 - 15 Table 21 - 24 : Forecast General and Administrative Operating Cost Estimate ................................ 21 - 16 Table 21 - 25 : Forecast Total Operating Cost Estimate ................................................................... 21 - 16 Table 22 - 1: Economic Analysis Summary ........................................................................................ 22 - 3 Table 22 - 2: Annualized Cashflow Forecast ...................................................................................... 22 - 5 Table 22 - 3: Furnas After - Tax NPV8% Sensitivities (US$ M)............................................................ 22 - 7 Table 22 - 4: Furnas After - Tax IRR Sensitivities (%).......................................................................... 22 - 8 Table 26 - 1: Recommended Program Cost Summary....................................................................... 26 - 1 F I G URE S Figure 2 - 1: Project Location Plan........................................................................................................ 2 - 2 Figure 4 - 1: Mining Concession Grant Schematic ............................................................................... 4 - 2 Figure 4 - 2: Mineral Tenure Location Map........................................................................................... 4 - 5 Figure 7 - 1: Regional Geology Plan..................................................................................................... 7 - 2 Figure 7 - 2: Regional Stratigraphic Column......................................................................................... 7 - 3 Figure 7 - 3: Furnas Geological Map .................................................................................................... 7 - 6 Figure 7 - 4: Schematic Cross - Section, NW Sector.............................................................................. 7 - 7 Figure 7 - 5: Schematic Cross - Section, SE Sector ............................................................................... 7 - 8 Figure 8 - 1: Alternative Hydrothermal Origins and Architectures for IOCG Systems.......................... 8 - 2 Figure 9 - 1: Geological Map, Furnas Deposit ...................................................................................... 9 - 2 Figure 9 - 2: Stream Sediment Sample Location Map, Copper (ppm) ................................................. 9 - 3 Figure 9 - 3: Soil Sample Geochemistry Interpolation Map, Copper (ppm).......................................... 9 - 4 Figure 9 - 4: Airborne Magnetic Map, Furnas ....................................................................................... 9 - 6 Figure 9 - 5 : Ground Magnetic Map, Furnas ......................................................................................... 9 - 7 Figure 9 - 6 : View of the BHEM Geophysical Plates, SE Sector .......................................................... 9 - 8 Figure 9 - 7 : Plan View, Copper Grade Shell ...................................................................................... 9 - 10 Figure 10 - 1 : Project Drill Collar Location Plan .................................................................................. 10 - 3 Figure 10 - 2 : Example Section Showing Drilled Vs True Thicknesses .............................................. 10 - 6 Figure 11 - 1 : Ero Copper Core Facility, Parauapebas ..................................................................... 11 - 12 Figure 12 - 1: Map Showing Locations of Resampled Core Drill Holes.............................................. 12 - 2 Figure 12 - 2: Resampling Campaign RMA Core Samples, Copper .................................................. 12 - 3 Figure 12 - 3: Testwork Comparisons, Ero Copper vs Vale ............................................................... 12 - 5 Date: March 2026 TOC ix

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Figure 12 - 4 : Drill Hole Location Validation ........................................................................................ 12 - 8 Figure 13 - 1 : Location Plan, Metallurgical Testwork Samples ........................................................... 13 - 2 Figure 13 - 2 : Copper Grades by Lithological Group, Phase 1 and Phase 2 Composites ................. 13 - 4 Figure 13 - 3 : Proposed 2025 Flowsheet ............................................................................................ 13 - 6 Figure 13 - 4 : Open Circuit Copper Recovery ................................................................................... 13 - 11 Figure 13 - 5 : Open Circuit Copper Concentrate Grade by Sector ................................................... 13 - 11 Figure 13 - 6 : Open Circuit Gold Recovery and Gold Grades in Concentrate .................................. 13 - 12 Figure 13 - 7 : Open Circuit Silver Recovery and Silver Grades in Concentrate ............................... 13 - 13 Figure 13 - 8 : Open Circuit Copper Recovery and Grade by Lithotype ............................................ 13 - 15 Figure 13 - 9 : Chlorine and Fluorine Deportment In Copper Concentrate ........................................ 13 - 16 Figure 14 - 1 : Geological Model Plan View, All Lithologies ................................................................ 14 - 2 Figure 14 - 2 : Geological Model Plan View, Mineralized Lithological Domains .................................. 14 - 3 Figure 14 - 3 : Copper Grade Shell ...................................................................................................... 14 - 5 Figure 14 - 4: Gold Grade Shell .......................................................................................................... 14 - 6 Figure 14 - 5: Mineral Resource Confidence Classifications ............................................................ 14 - 13 Figure 16 - 1: Proposed Open pit Location Plan................................................................................. 16 - 5 Figure 16 - 2: Operational Design, Sector D1 NW - OP ....................................................................... 16 - 7 Figure 16 - 3: Operational Design Phase 01, Sector SE - OP.............................................................. 16 - 8 Figure 16 - 4: Operational Design Phase 02, Sector SE - OP.............................................................. 16 - 9 Figure 16 - 5: Operational Design Phase 03, Sector SE - OP............................................................ 16 - 10 Figure 16 - 6: Forecast Open Pit LOM Material Movement .............................................................. 16 - 13 Figure 16 - 7: Benches Mined Per Period Forecast by Pit Phase .................................................... 16 - 14 Figure 16 - 8: Conceptual Underground 3D Mine Layout ................................................................. 16 - 18 Figure 16 - 9: Mining Sequence Requirements ................................................................................ 16 - 22 Figure 16 - 10 : Horizontal Underground Development by Underground Mine ................................. 16 - 25 Figure 16 - 11 : Proposed Conveyor Layout Schematic .................................................................... 16 - 28 Figure 16 - 12 : Isometric Conceptual Underground Ventilation Network Schematic, NW - UG ......... 16 - 31 Figure 16 - 13 : Isometric Conceptual Underground Ventilation Network Schematic, SE - UG .......... 16 - 32 Figure 16 - 14 : Forecast Production and Grade Profile by Underground Operation ........................ 16 - 35 Figure 16 - 15 : Integrated Open Pit and Underground Production Profile Forecast ......................... 16 - 38 Figure 17 - 1 : Proposed Flowsheet ..................................................................................................... 17 - 2 Figure 18 - 1: Proposed Infrastructure Layout .................................................................................... 18 - 2 Figure 18 - 2: Proposed Waste Rock Storage Facilities ..................................................................... 18 - 4 Figure 18 - 3: Proposed Tailings Storage Facility............................................................................... 18 - 5 Figure 18 - 4: Proposed Water Discharge Pipeline Path .................................................................... 18 - 7 Figure 18 - 5: Proposed Water Supply Pipeline Path ......................................................................... 18 - 9 Figure 18 - 6: Power and Electrical................................................................................................... 18 - 11 Figure 22 - 1: Annualized Cashflow Forecast Graphic ....................................................................... 22 - 6 Figure 22 - 2: Furnas After - Tax NPV8% Sensitivities Chart ............................................................... 22 - 7 Figure 22 - 3: Furnas After - Tax IRR Sensitivities Chart ..................................................................... 22 - 8 Date: March 2026 TOC x

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 1 Date: March 2026 Page 1 - 1 SUMMARY 1. Introduction Mr . Cid Monteiro, FAusIMM, Mr . Enrique Rubio, PhD, Registered Member (# 255 ) (Chilean Mining Commission), Mr . Luis Bernal, Registered Member (# 415 ) (Chilean Mining Commission), Mr . Ricardo Miranda, Registered Member (# 145 ) (Chilean Mining Commission), and Mr . João Estevão, MAIG, prepared this technical report (the Technical Report or the Report) for Ero Copper Corp . (Ero Copper or Ero) on the Furnas copper - gold project, located in the Carajás Mineral Province in Pará State, Brazil (the Furnas Project or the Project) . This Technical Report is dated March 30 , 2026 with an effective date of February 23 , 2026 . In July 2024 , Ero’s wholly - owned subsidiary, Ero Brasil Participações II Ltda . , entered into a definitive earn - in agreement with Salobo Metais S . A . (Salobo Metais), a wholly - owned company of Vale Base Metals Limited (Vale Base Metals) (the Earn - in Agreement), wherein Ero Copper has the right to earn a 60 % interest in the Project upon completion of several exploration, engineering and development milestones over a five - year period . In exchange for its 60 % interest, Ero will solely fund a phased work program during the earn - in period and grant Vale Base Metals up to an 11% “free carry” on future Project construction capital expenditures . 2. Terms of Reference The Report was prepared to support the disclosure of scientific and technical information related to the Furnas Project, including information contained in Ero Copper’s news release dated February 23 , 2026 , entitled “Ero Announces Inaugural PEA for Furnas, Outlines Low Capital Intensity Project with a 24 - Year Initial Mine Life” . Mineral Resources were estimated for the Furnas deposit . A subset of these Mineral Resources was used for the basis of the 2026 preliminary economic assessment ( 2026 PEA) that is the subject of this Report . Unless otherwise indicated, all financial values are reported in United States (US) currency (US $ ) including all operating costs, capital costs, cash flows, taxes, revenues, expenses, and overhead distributions . The local currency is the Brazilian real (BR $ ) . Unless otherwise indicated, the metric system is used in this Report . Mineral Resources are classified using the 2014 edition of the Canadian Institute of Mining and Metallurgy (CIM) Definition Standards for Mineral Resources and Mineral Reserves (the 2014 CIM Definition Standards) . The Report uses Canadian English . 3. Project Setting The Furnas Project is located approximately 20 kilometres (km) northwest of Parauapebas City and within the Carajás Mineral Province . It is approximately 70 km southeast of Vale Base Metals’ Salobo Operations . The primary access route to the Furnas Project is from Parauapebas city along the Faruk Salmen municipal road, for approximately 5 km, and then through a 35 km long unpaved road that leads to the Furnas deposit . Alternatively, helicopter access is available from the city of Canaã dos

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Carajás, with a flight time of approximately 10 minutes to the Project site . The Carajás airport can accommodate large aircraft and is served by daily flights from Belém (Pará State’s capital city) and other major Brazilian cities . The climate in the Project area is typically equatorial, allowing for year - round exploration and potential future mining operations at the Furnas Project . The region hosts numerous mining suppliers and consulting companies that provide a broad range of services in support of exploration and mining activities, including equipment maintenance, transportation, and catering . Parauapebas offers sufficient infrastructure to support the existing exploration workforce and, if the Project proceeds to development, the future mine operational workforce . The Project area has an average elevation of 500 metres (m), ranging from 200 - 900 m across the primarily hilly topography . The original vegetation was tropical forest . 4. Ownership In July 2024 , Ero’s wholly - owned subsidiary, Ero Brasil Participações II Ltda . , entered into a definitive earn - in agreement with Salobo Metais, a wholly - owned company of Vale Base Metals . Vale Base Metals is 90 % indirectly owned by Vale S . A . (Vale), and 10 % indirectly owned by Manara Minerals Investment Company (Manara Minerals) . Under the Earn - in Agreement, Ero Copper can earn a 60 % interest in the Furnas Project upon completion of several exploration, engineering, and development milestones over a five - year period (referred to as the earn - in period ; see discussion in Section 4 . 8 ) . In exchange for its 60 % interest, Ero Copper must solely fund a phased work program during the earn - in period and grant Vale Base Metals up to an 11% "free carry" on future Project construction capital expenditures . Vale Base Metals will continue as 100 % tenure holder until Ero Copper meets the required milestones, after which, the ownership interests will be Ero Copper, 60% , and Vale Base Metals, 40% . 5. Mineral Tenure, Surface Rights, Water Rights, Royalties, and Agreements The Project consists of two exploration permits, 850 . 139 / 1995 and 856 . 384 / 1996 , covering a collective area of approximately 9 , 832 hectares (ha) . Both permits are granted for copper, gold, and nickel . An amendment to include silver as a recognized mineral substance will be submitted to the National Mining Agency . The 2026 PEA assumes this amendment will be granted . The Furnas deposit area includes portions of land owned by 24 different landowners, all of which have signed agreements permitting Ero Copper to conduct mineral prospecting activities and collect data for environmental studies . Within the Furnas Project area, one water - use licence has been obtained for take water under Licence No . 3508 / 2025 . An additional water - take point from the Parauapebas River is covered under a previous licence, No . OP - 2026 / 00001 - S . Date: March 2026 Page 1 - 2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report The Financial Compensation for Mineral Exploitation (CFEM in the Brazilian acronym) was enacted by legislation in 1989 and varies depending on the mineral product . Under this tax, 2 % for “diamond and other mineral substances”, which includes copper ore . The Project will be subject to the CFEM . The state of Pará imposes a tax on mineral production, which the Project must also pay . The economic analysis also includes royalties to third parties, including a private landowner royalty of 1% ( 50 % of CFEM) and Brazilian Development Bank (BNDES) royalty of 1 . 5% , both applied over specific Project sectors . The tax assessment assumes that the SUDAM benefit, an incentive designed to encourage investment in the Amazon area, which represents a 67 . 5 % reduction in income tax rate (from 25 % to 8 . 13% ), will be applicable from the second year of production until the end of the mine life . 1.6 Geology and Mineralization The Furnas deposit is an example of an iron oxide – copper – gold (IOCG) deposit . The Carajás Mineral Province is divided into two main domains, Carajás and Rio Maria . The Furnas deposit is within the Carajás domain . The basement in the Carajás domain consists of granite – tonalitic orthogneisses of the Pium Complex, and gneisses, amphibolite with associated migmatites of the Xingu Complex . Archean age felsic alkaline intrusions cut the basement rock sequence . Extensive volcanic and sedimentary rocks from Itacaiúnas Supergroup and Rio Novo Group (Mesoarchean to Neoarchean in age) overlain the basement and are covered by several late Paleoproterozoic siliciclastic sequences deposited in marine to fluvial environment . The sedimentary sequences are represented by sandstones, siltstones, and conglomerates from the Aguas Claras, Canina and Azul Formations . A Proterozoic age anorogenic suite, represented by the Cigano, Serra do Carajás, and Pojuca complexes comprises alkaline granites . Several generations of younger mafic dykes, crosscut the entire sequence . Three regional - scale shear zone or fault zone systems segment the province : the Cinzento in the north, Carajás in the centre and the Canaã fault system in the south . The Furnas Project area includes a complex group of metasedimentary siliciclastic rocks, mafic volcanics, and banded iron formation, with Neoarchean granites, Paleoproterozoic granites and local mafic dykes crosscutting the entire sequence . The shear zone that hosts the copper - gold mineralization is characterized by intense iron metasomatism and deformation in the sulphide zone . The Furnas hydrothermal system, from distal to proximal alteration zones, consists of sodic - calcic to calcic - potassic zones enveloping the iron - rich altered and mineralized zone . The Furnas deposit occurs along the Cinzento Transcurrent System, with copper – gold mineralization extending over approximately 9 km of strike (west - northwest) . Mineralization ranges in width from 20 - 150 m and has been confirmed to depths of 730 m below the surface . The higher - grade mineralization is concentrated in two zones, referred to as the SE and NW Sectors, which extend over a combined strike length of approximately 5 km . The mineralized zone overall has an anastomosing but generally tabular shape . Mineralization consists of sulphides, which are associated with two main mineralizing events . Within a ductile hydrothermal system mineralization occurs in veins, infills, and disseminations parallel to the foliation . The system is dominated by chalcopyrite “ bornite, with minor and local chalcocite in an Date: March 2026 Page 1 - 3

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report iron - rich altered zone with grunerite, biotite, and garnet . It is widely developed across the deposit and forms the principal mineralization . Within a late brittle hydrothermal system, which represents a later overprint that crosscuts the precursor ductile system and uses the same host structures, mineralization is dominated by chalcopyrite + pyrite commonly forming a breccia matrix, with minor irregular vein networks and local massive sulphide veins . A saprolitic and oxidized zone locally occurs along the contact between the fresh rock and a weathered boulder zone . The potential for down - dip extensions of mineralization is the subject of the exploration activity, and the results of drilling to date remain encouraging . The central portion of the deposit has some exploration drill holes with intercepts that warrant additional investigation, and this area is planned to be drilled . 7. History Work completed by the Brazilian Geological Survey, Anglo American do Brasil Ltda . , and Vale prior to Ero Copper’s Project interest included regional geological surveys and stream sediment sampling, high - resolution geophysical surveys (magnetometry, gamma spectrometry, and electro magnetometry) ; ground geophysical surveys (magnetics, induced polarization, Protem time domain electromagnetic fixed loop, transient electromagnetic, and gamma) ; drill programs, metallurgical testwork, mining studies, baseline environmental surveys . Since obtaining a Project interest, Ero Copper completed data verification and re - sampling programs, drilling, metallurgical testwork, mining studies, and baseline environmental surveys, in addition to a Mineral Resource estimate that was used as the basis for the 2026 PEA . 8. Drilling and Sampling The Project - wide drill total includes 347 core drill holes for 118 , 387 m of drilling to the database close - out date of August 31 , 2025 . Drilling since that date to January 31 , 2026 consists of an additional 49 drill holes ( 29 , 538 m) . All drilling was core drilling . There was a drilling hiatus from 2012 - 2024 . Nine of the drill holes were completed away from the area of the Mineral Resource estimate, targeting exploration prospects . Four drill holes did not reach target depth . None of these drill holes are used in estimation . Logging was completed to capture key characteristics, including weathering, lithologies (textural, mineralogical), structural data, alteration type and intensity, and mineralization type and intensity . All core was photographed, and was subject to magnetic susceptibility and gamma spectroscopy readings . There are no core recovery data for the Anglo American drill holes . In the Vale and Ero Copper programs, core recovery was typically excellent in fresh rock, averaging > 95% . Core recoveries were lower in the oxide material, but still generally averaged ≥ 80% . Collar locations were surveyed using either total station or differential global positioning system instruments . Instrumentation used for down hole surveying varied over time . Instruments used Date: March 2026 Page 1 - 4

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report could include Maxibor I, Maxibor II, Devi Flex, and Tropari instruments . Survey readings were generally taken at 3 m intervals . In the first three drilling campaigns, samples were taken at 1 m intervals . During the fourth campaign, 1 m intervals were maintained in the mineralized zone, while 2 m intervals were applied in the weathered zone and waste rock . In the fifth campaign, 2 m intervals were used, and most drill holes were sampled and analysed only within the mineralized zone, including at least 20 m of sampling before and after the mineralization . Specific gravity determinations were collected on weathered and fresh rock samples using the water displacement method, with a smaller quantity of determinations conducted for saprolite and transition horizons . A total of 49 , 309 measurements were available, of which 29 , 143 were used in the block model specific gravity determinations . This distribution is considered representative across lithologies and mineralization/waste . Laboratories used for sample preparation, analysis, and check analysis included the Lakefield Geosol laboratories in Parauapebas and Minas Gerais, ACME, Qualitas, Intertek in Parauapebas and Minas Gerais, SGS Geosol in Parauapebas and Minas Gerais, and ALS Global in Minas Gerais and Peru . The majority of the laboratories used were independent of Anglo American, Vale, and Ero Copper, and International Organization for Standardization (ISO) - certified . The Qualitas laboratory was operated by Vale, and was not accredited . The ACME laboratory was independent, and was not ISO - certified . Sample preparation consisted of drying ; crushing to < 6 . 35 millimetres (mm), < 4 mm, or < 2 mm ; and pulverizing to > 95 % passing 0 . 105 mm or (> 95 % passing 0 . 104 mm . Analytical methods could include :  Copper, silver, iron, and molybdenum using a multi - acid digest and atomic absorption (AA) finish ;  Copper, silver, cobalt, chromium iron, manganese, lead, zinc, and nickel using an aqua regia digest followed by an inductively coupled plasma (ICP) emission spectroscopy finish ;  Gold using fire assay with an AA finish or aqua regia digest with an AA finish;  Iron using a tetraborate fusion with an X - ray fluorescence finish;  Fluorine using a fusion digestion (potassium hydroxide (KOH) or sodium hydroxide (NaOH)) with an ion chromatography or ion selective electrode finish;  Chlorine using a fusion digestion (KOH) with an ion chromatography finish or nitric acid (HNO 3 ) digest with a volumetric titration finish;  Sulphur using combustion with an infrared finish;  Multi - element packages (30, 47, or 48 elements) using a multi - acid digest and ICP atomic emission spectroscopy finish. Samples were always attended or locked at the sample dispatch facility. Sample collection and transportation were undertaken by company or laboratory personnel. Date: March 2026 Page 1 - 5

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report The type of qualify assurance and quality control samples inserted in the sample stream, and the frequency at which they were inserted varied by drill campaign and operator . The results of blanks, duplicates, and standard reference materials (standards) fall within conventionally accepted industry limits, and no significant contamination or analytical bias was identified . Ero Copper undertook a re - sampling program covering 3 . 5 % of the mineralized intervals ( 541 samples across the entire Furnas mineralization trend), which confirmed the primary laboratory results, with > 90 % correlations for copper, gold, and silver . 9. Data Verification The Qualified Persons performed site visits in support of Report compilation and data verification . The QPs individually reviewed the information in their areas of expertise, and concluded that the information supported Mineral Resource estimation, and could be used in PEA - level mine planning and economic analysis . 10. Metallurgical Testwork The metallurgical dataset integrates extensive testwork completed by Vale between 2003 and 2012 with an expanded and more representative testwork campaign conducted by Ero Copper in 2025 . Vale carried out historical metallurgical testing between 2003 and 2012 , ending in a variability program that established a conventional flotation flowsheet as a baseline for process design . The program comprised 103 open - circuit and 19 locked cycle tests on composite samples to assess copper recovery and metallurgical variability across lithological domains . Results confirmed technical viability with recoveries averaging ~ 84 % copper (Cu), though performance varied by domain, highlighting hydrothermal lithotypes as the main challenge . These tests provided indicative parameters, serving primarily as a reference for Ero Copper’s subsequent, more detailed metallurgical work . The 2025 metallurgical testwork program was executed in a phased manner by Ero Copper, with each phase designed to progressively increase confidence in metallurgical assumptions, while maintaining alignment with the evolving geological and resource models . Phase 1 metallurgical samples were sourced from Vale’s archive and selected to align with geological and resource models, ensuring representativity across lithotypes, spatial distribution, and grade ranges . Phase 2 expanded coverage using composite samples from the Ero Copper drill campaigns . Comminution tests included abrasiveness, crushability, energy requirement (grindability), material strength, and flakiness tests . The results indicated moderate abrasiveness and breakability, with a relatively high resistance to grinding in rod mills . A single - stage ball milling circuit was selected for 2026 PEA purposes . Flotation testing was performed using both open - circuit and locked - cycle configurations . A variability program was designed to comparatively quantify the influence of the proposed Vale circuit vs the proposed Ero Copper circuit on metallurgical performance in bench - scale rougher – cleaner flotation tests using simulations . The Ero Copper flowsheet showed an improved Date: March 2026 Page 1 - 6

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report metallurgical performance, better concentrate quality, and more effective control of chlorine and fluorine, without significant copper losses . Copper recoveries predominantly cluster between approximately 85 - 95% . Open - circuit flotation testwork returned an overall average copper recovery of 90 . 3% . Locked - cycle flotation results showed strong agreement with open - circuit recoveries . The SE Sector samples had average copper values typically 1 - 2 % higher than those observed for the NW Sector . Average copper concentrate grades were approximately 35 % Cu . However, due the variability of concentrate grades from the different lithologies tested, and with consideration of scale - up factors from laboratory to operations, it was recommended that a concentrate grade of 30 % Cu be used in the 2026 PEA economic analysis . The SE Sector samples tended to display 5 - 6 % higher and more consistent concentrate grades, particularly at medium to high feed grades, whereas the NW Sector samples showed greater dispersion, including a few low - grade outliers . The data indicate that both sectors can produce saleable copper concentrates . Gold recoveries predominantly fall between approximately 65 - 90% ; and a recovery of 74 . 6 % was recommended for the 2026 PEA economic analysis . Ongoing metallurgical testwork indicates that there is potential for optimization of the gold recoveries . Higher gold recoveries across a comparable range of feed grades were returned from SE Sector samples, with a tighter clustering at elevated recovery levels . In addition, the SE Sector samples tended to generate higher gold grades in the concentrate for similar feed conditions . Silver recoveries generally fell between approximately 60 - 90% , with great dispersion between the two phases, reflecting expected geological variability . The overall average silver recovery achieved across all samples was 72 . 6% . For the purposes of the 2026 PEA, the recommended silver recovery was 71% . Ongoing metallurgical testwork indicates that there is potential for optimization of the silver recoveries . The global average silver grade in the concentrate was 84 g/t Ag . The SE Sector consistently returned higher silver recoveries over a broad range of feed grades, with a greater concentration of results in the upper recovery range . In addition, the SE Sector generally delivered higher silver grades in the concentrate at comparable feed grades . Metallurgical variability is closely linked to the lithological, mineralogical, and spatial domains defined in the geological model . Analysis by spatial sector indicated that both the NW and SE Sectors demonstrated strong and repeatable metallurgical responses, with no evidence of systematic degradation in performance . Isolated lower - recovery outliers were limited in number and were interpreted as reflecting localized mineralogical variability, rather than fundamental process constraints . Chlorine and fluorine are potential penalty elements in the concentrate :  Only a limited number of samples exhibit chlorine enrichment in the concentrate, indicating that chlorine upgrading is not a systematic behaviour across the deposit, but rather restricted to specific samples or localized conditions . These isolated cases are interpreted as being related to particular mineralogical associations or mechanical entrainment of fine particles . The results indicate that chlorine - related risks would generally be low and manageable at a Project level, with targeted mitigation measures, such as blending and operational control being sufficient to address the limited instances of chlorine enrichment ; Date: March 2026 Page 1 - 7

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report  Fluorine was predominantly rejected to tailings during flotation and did not preferentially report to the copper concentrate under the conditions tested . Fluorine levels are related to the presence of fluoro - apatite and fluorite, gangue minerals that occur predominantly in the mineralized zone . Fluorine deportment was primarily controlled by mineralogical association and flotation selectivity rather than by grade alone . As a result, fluorine is not expected to represent a material constraint on future concentrate quality, and any isolated enrichment events could be effectively managed through routine operational controls and blending strategies . In terms of fluorine and chlorine levels, samples from the NW Sector produced significantly cleaner concentrates than did samples from the SE Sector . 1.11 Mineral Resource Estimation The geological model was built using Leapfrog Geo software and was based on geological logging and geochemical data, and refined to the key lithologies . Lithology wireframes were used to constrain gold and copper wireframes . The resulting gold and copper grade shells were used to discriminate high - grade from low - grade areas . Silver was estimated using the copper grade shell . A weathering model was also constructed . The data were composited with length of 2 m . A combination of outlier restrictions and grade caps were used to restrict outlier values . Variograms for the composited data within the grade shells were calculated for copper, gold, and silver . Specific gravity was interpolated into the block model for some domains, with the remainder assigned an average specific gravity value . Interpolation was completed using ordinary kriging (OK) for all domains and elements, and a variable orientation was applied to the estimation domains . An inverse distance squared (ID 2 ) method was used for validation purposes . For copper and silver, the copper grade shell wireframe was used as the estimation domain, and were divided into high - grade and low - grade subsets . The gold grade shell wireframe was used exclusively for the estimation of gold and as for copper, the different lithological domains were divided into high - grade and low - grade subsets . The block model was validated using visual comparison via vertical and horizontal sections ; statistical comparison between OK and ID 2 ; and swath plots . No major biases were noted in the validation checks . Mineral Resources were primarily classified into the Indicated or Inferred categories based on drill hole spacing and the copper grade shells . Classification also considered factors such as mineralization continuity, data verification to original sources, and assay data quality . The confidence classifications were :  Indicated : drill spacing ≤ 75 m, no drill hole to be more distant than 150 m, a minimum of two drill holes to be used, and a slope of regression > 0 . 3 ;  Inferred : drill spacing ≤ 150 m and a minimum of two drill holes to be used . The resulting estimates were smoothed to remove isolated confidence category blocks . Mineral Resources were estimated using a copper price of US $ 9 , 039 per tonne (/t), a gold price of US $ 2 , 500 per ounce (/oz), a silver price of US $ 24 . 00 /oz, a US $ : BR $ foreign exchange rate of Date: March 2026 Page 1 - 8

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 5 . 50 , and copper, gold, and silver metallurgical recovery rates of 90 . 3% , 74 . 6% , and 71% , respectively . The estimates were constrained using Datamine's mine stope optimizer (MSO) software for mineralization potentially amenable to underground mining methods and Studio NPVS software for mineralization potentially amenable to open pit mining methods . Mineral Resources are reported at copper equivalent (CuEq) cut - offs based on the following formula : � 0.01 ∗ ܯ ܯ ܯ ܯ ܥ ܥ ܣ ܣ ∗ ( ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܥ ܥ ܣ ܣ − ܯ ܯ ܥ ܥ ܥ ܥ ܣ ܣ ) � � 0.03215 ∗ ܯ ܯ ܯ ܯ ܣ ܣ ܣ ܣ ∗ ( ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܣ ܣ ܣ ܣ − ܯ ܯ ܥ ܥ ܣ ܣ ܣ ܣ ) � ܥ ܥ ܥ ܥ ܥ ܥ ܥ ܥ = ܥ ܥ ܥ ܥ ( % ) + ܣ ܣ ܥ ܥ ( ݌ ݌ ݌ ݌ ݌ ݌ ) ∗ � � � 0.03215 ∗ ܯ ܯ ܯ ܯ ܣ ܣ ܣ ܣ ∗ � ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܣ ܣ ܣ ܣ − ܯ ܯ ܥ ܥ ܣ ܣ ܣ ܣ �� + ܣ ܣ ܣ ܣ ( ݌ ݌ ݌ ݌ ݌ ݌ ) ∗ ( � 0.01 ∗ ܯ ܯ ܯ ܯ ܥ ܥ ܣ ܣ ∗ ( ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܥ ܥ ܣ ܣ − ܯ ܯ ܥ ܥ ܥ ܥ ܣ ܣ ) � ) Date: March 2026 Page 1 - 9 Where:  Price is the commodity price: US$9039/t Cu, US$2,500/oz gold (Au); and US$24/oz silver (Ag);  MR: is the metallurgical recovery: average of 90.3% Cu, 74.6% Au and 71% Ag;  RC: is the recovered metal. The break - even copper - equivalent cut - off grades was 0 . 45 % CuEq for mineralization potentially amenable to underground mining methods and 0 . 20 % CuEq for mineralization potentially amenable to open pit mining methods . The marginal cut - off grade was 0 . 43 % CuEq for mineralization potentially amenable to underground mining methods and 0 . 17 % for mineralization potentially amenable to open pit mining methods . 1.12 Mineral Resource Statement Mineral Resources are reported in situ, using the 2014 CIM Definition Standards . Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability . The Qualified Person for the estimate is Mr . João Estevão Junior, MAIG, of SDPM Mining Consulting (SDPM) . The estimates have an effective date of November 30 , 2025 . The Indicated and Inferred Mineral Resource estimates are summarized in Table 1 - 1 . Factors that may affect the Mineral Resource estimates include changes to : commodity price assumptions ; changes to geological or grade interpretations, including grade shell considerations ; density and domain assignments ; changes to design parameter assumptions that pertain to the conceptual mineable shapes that constrain the estimates ; changes to geotechnical, hydrogeological, and metallurgical recovery assumptions ; changes to any of the social, political, economic, permitting, and environmental assumptions considered when evaluating reasonable prospects for eventual economic extraction .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Table 1 - 1: Indicated and Inferred Mineral Resource Statement Date: March 2026 Page 1 - 10 Contained Metal Grade Tonnage (Mt) Proposed Mining Method Confidence Category CuEq (kt) Ag (koz) Au (koz) Cu (kt) CuEq (%) Ag (g/t Ag) Au (g/t) Cu (%) 2,252 14,547 2,748 1,594 0.83 1.66 0.31 0.59 272.2 Open pit Indicated 876 4,662 1,160 601 0.75 1.24 0.31 0.51 117.1 Inferred 25 156 25 19 0.75 1.44 0.23 0.57 3.4 Underground Indicated 607 3,809 791 418 0.77 1.50 0.31 0.53 78.8 Inferred 2,277 14,703 2,773 1,613 0.83 1.66 0.31 0.59 275.6 Combined open pit and underground Indicated 1,483 8,470 1,952 1,020 0.76 1.34 0.31 0.52 196.0 Inferred Notes to accompany Mineral Resource estimate : 1. Mineral Resources are reported insitu, using the 2014 CIM Definition Standards . Totals may not sum due to rounding 2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability . 3. The estimate has an effective date of November 30 , 2025 . The Qualified Person for the estimate is Mr . João Estevão Junior, MAIG, of SDPM Mining Consulting . 4. Mineral Resources are reported on a 100 % basis . Ero Copper holds an option earn - in agreement to earn a 60 % interest in the Project . 5. Mineral Resources potentially amenable to open pit mining methods were reported using the following parameters : commodity prices of US $ 9 , 038 . 94 /t Cu, US $ 2 , 500 /oz Au, US $ 24 /oz Ag ; a foreign exchange rate of 5 . 50 ; mining costs of US $ 3 . 84 /t mineralized material mined, US $ 2 . 83 /t waste mined, incremental mining cost of US $ 0 . 061 mined per 8 m of advance, process cost of US $ 7 . 50 /t processed, tailings management costs of US $ 2 . 25 /t processed, general and administrative costs of US $ 1 . 92 /t processed, sustaining plant costs of US $ 0 . 025 /t processed, metallurgical recovery assumptions of 90 . 30 % Cu, 74 . 60 % Au, and 71 % Ag, and pit slope angle assumptions of 32 . 5 ƒ for saprolite, soil and weathered rock, and 39 . 5 ƒ for fresh rock . 6. Mineral Resources potentially amenable to underground mining methods were reported using the following parameters : commodity prices of US $ 9 , 038 . 94 /t Cu, US $ 2 , 500 /oz Au, US $ 24 /oz Ag ; a foreign exchange rate of 5 . 50 ; mining costs of US $ 22 . 60 /t mineralized material mined, US $ 21 . 22 /t waste mined, process cost of US $ 7 . 50 /t processed, tailings management costs of US $ 2 . 25 /t processed, general and administrative costs of US $ 1 . 92 /t processed, sustaining plant costs of US $ 0 . 025 /t processed, metallurgical recovery assumptions of 90 . 30 % Cu, 74 . 60 % Au, and 71 % Ag . 7. Mineral Resources are reported above a break - even cut - off grade of 0 . 20 % copper equivalent (CuEq) for the Mineral Resources potentially amenable to open pit mining methods, and 0 . 45 % CuEq for the Mineral Resources potentially amenable to underground mining methods . CuEq grade calculated as Cu grade + ((Au grade x 0 . 03215 x $ 2 , 500 gold price x 74 . 6 % gold metallurgical recovery) + (Ag grade x 0 . 03215 x $ 24 . 00 silver price x 71 % silver metallurgical recovery)) / ( 0 . 01 x $ 9 , 039 /tonne copper price x 90 . 3 % copper metallurgical recovery) .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 1.13 Mining Methods The 2026 PEA is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessment will be realized . The 2026 PEA assumes a combined open pit and underground operation . Open pit extraction assumes conventional drill - and - blast methods with excavator loading and truck haulage . The assumed mining method for the proposed underground mine is Sublevel Stoping with cemented paste backfill in primary stopes and waste rock backfill in secondary stopes . The proposed mining methods were selected based on deposit geometry, rock mass quality, and production requirements . The 2026 PEA mine plan is based on a sub - set of the Mineral Resource estimate ( Table 1 - 2 ) . Three open pits (SE - OP, NW - OP, and D 1 NW - OP) are planned . Pit slope design parameters were assigned by domain based on empirical rock mass behavior and industry benchmarking for similar lithologies . Pit slope angles ranged from 33 . 5 - 40 . 9 degrees (º) . Bench heights of 8 m were adopted in soil, saprolite, and weathered rock to maintain excavation control and grade selectivity . In fresh rock, operational double benching up to 16 m ( 2 x 8 m) was considered appropriate due to improved rock mass competence and drilling efficiency . For design purposes, the expected average pumping rate for the open pit is approximately 995 litres per second (L/s), based on a 50 % capture of the estimated combined pit inflow of 1 , 989 L/s . The underground mine will contribute an additional expected pumping rate of approximately 50 L/s, which will be managed through localized pumping and recirculation systems . The open pit operations were designed to operate on a continuous basis, 24 hours per day and seven days per week, using three 8 - hour shifts per day . The open pit operation is planned to deliver approximately 74 . 1 million tonnes (Mt) of mill feed over a 16 - year mine life . Total waste movement will be approximately 235 . 6 Mt, and the average production rate is forecast at approximately 6 . 5 - 6 . 6 million tonnes per annum (Mt/a) . The overall strip ratio is estimated at approximately 3 . 2 over the open pit life . Peak total material movement reaches approximately 35 Mt per year, with a temporary pre - stripping peak of approximately 52 Mt/a as defined in the production schedule . The open pit mining operation is based on a conventional truck and excavator fleet . Auxiliary equipment will include bulldozers, wheel dozers, motor graders, and water trucks . Auxiliary fleet quantities will vary by period in accordance with stripping intensity . The underground operations are envisaged as mining two areas, NW - UG and SE - UG, which are approximately 1 , 450 m apart, and will be mined using sub - level stoping mining methods . Date: March 2026 Page 1 - 11

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Table 1-2: Sub-Set of Material Included in the PEA Mine Plan

Confidence Category	Potential Mining Method	Tonnes (Mt)	Grade			
			Cu (%)	Au (g/t)	Ag (g/t)	CuEq (%)
Indicated	Open pit	51.9	0.52	0.27	1.57	0.89
Inferred		22.2	0.47	0.27	1.01	0.57
Indicated	Underground	95.5	0.66	0.40	1.89	0.95
Inferred		70.0	0.54	0.37	1.56	0.81
Indicated	Combined open pit and underground	147.5	0.61	0.35	1.77	0.87
Inferred		92.2	0.52	0.34	1.43	0.78

Note: Footnotes to Table 1-1 also apply to this table.

Rock mass rating information for the hanging wall, mineralized zone, and footwall units was assessed. For preliminary evaluation purposes, representative stress ratios derived from comparable regional conditions were adopted. Preliminary sizing of open stopes was performed using the empirical stability graph methodology. Hydraulic radius values were calculated for proposed stope geometries considering sidewall, back, and end-wall surfaces. Pillar sizing was evaluated using empirical approaches consistent with tributary area stress methodologies, and representative rock mass strength parameters derived from laboratory testing. Panel configurations will consist of three stacked stopes separated by sill pillars. Mining should proceed from bottom-up within each panel. Ground support requirements were defined conceptually. Development headings were sized to accommodate 15 tonne (t) class load–haul–dump (LHD) equipment and underground haul trucks.

For the purposes of the 2026 PEA, groundwater inflows are assumed to be manageable using conventional underground dewatering methods. No major regional aquifer depressurization requirements were assumed. Water management infrastructure will include level sumps, drainage galleries, and staged pump stations. Pump station sizing and staging are consistent with the estimated inflow rates of approximately 50 L/s for underground operations.

The mine sequence was structured to enable progressive transition from predominantly surface mining to combined open pit and underground production. Dilution, ranging from 9-12%, was applied by stope type to reflect expected overbreak and material mixing along stope boundaries during extraction. Mining loss recovery factors correspond to a 10% mining loss for both primary and secondary stopes. The marginal net smelter return (NSR)-based cut-off equated to US$40/t mill feed material. This cut-off was applied during long-term scheduling to differentiate mill feed from waste in the underground operations.

The underground mines are intended to operate as fully mechanized, trackless, diesel operations. Production stopes will be mined using longhole drilling and blasting from dedicated drilling drifts developed within the mineralized zone. Stopes were organized into vertical panels composed of three stacked stopes (approximately 120 m total panel height) separated by a 15 m sill pillar. Within each production level, primary and secondary stopes were arranged in alternating sequences.

Date: March 2026 Page 1-12

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Underground production will be initiated in the SE - UG zone in Year 3 , following completion of initial access and development works . The NW - UG zone will commence production in Year 12 , providing sustained underground contribution during the later years of the mine life . Primary underground access will be provided through portal entries integrated with the open pit operation and connected to a system of main ramps . The ramp system will be used for personnel access, equipment mobilization, ventilation intake, and service distribution corridors . The underground material handling system is based on conveyors to transport mineralized material to the surface . Broken mineralization will be mucked by load – haul – dump (LHD) units from production stopes, and transferred to ore passes or loading chutes, where it will be reduced in size using mobile underground crushers . From the crushers, it will be fed to intermediate conveyors and delivered to the main conveyor system . Electrical distribution was assumed to be supplied from surface substations and stepped down underground through a staged distribution network . Underground service areas will include equipment workshops ; refueling bays ; explosives magazines ; refuge chambers ; and emergency egress routes . The backfill assumptions include the use of cemented paste backfill for primary stopes and waste rock backfill for secondary stopes . Cemented paste backfill will be produced at surface using tailings generated from the process plant . Paste will be delivered underground through a dedicated pipeline network operating under a combination of gravity flow and pumping depending on elevation and distance from the paste plant . Distribution to individual stopes will be via vertical raises and level distribution lines . The system envisaged is based on a forced ventilation layout with defined intake and exhaust circuits to control airflow direction and prevent recirculation . The fresh air requirements are estimated to average 465 thousand cubic feet per minute (kfcm) for each period . Fresh air intake will be supplied through the main access ramp(s), and dedicated intake raises where applicable . Intake air will be distributed along main haulage levels and subsequently directed toward active development headings and stoping areas through auxiliary ventilation systems . Contaminated air will be exhausted through staged exhaust raises, dedicated return airways and surface exhaust fans . The staged configuration will allow exhaust air from lower levels to be progressively collected and directed to surface, while maintaining separation between intake and return circuits . The selected equipment configuration is conventional for mechanized underground copper – gold operations . Equipment sizing was based on a continuous 24 - hour operation with three 8 - hour shifts per day, and availability and utilization factors consistent with industry benchmarks . The proposed integrated mine plan is based on three open pit operations (SE - OP, NW - OP and D 1 NW - OP) and two underground mines (SE - UG and NW - UG) . The combined schedule will result in approximately 16 years of full - capacity production at a nominal processing rate of 37 , 000 tonnes per day (t/d), followed by a progressive reduction in throughput as the mineralization is depleted . Date: March 2026 Page 1 - 13

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report In the production plan :  The SE - OP pit will provide early stockpile material during the pre - production phase, including Y - 1 while the process plant is under construction ;  From Year Y 1 onward, the SE - OP and SE - UG operate concurrently, reaching full plant capacity in Y 2 ;  NW - OP will enter production in Y 4 , contributing approximately 40 % of total mill feed during its peak operating period ;  From Y 10 onward, NW - UG will progressively increase its contribution and will maintain an average steady - state production rate of approximately 10 , 000 tonnes per day (t/d) during its main production phase . 1.14 Recovery Methods The process design is conventional to the industry and was based on deposit - specific testwork . The design assumptions included a throughput rate of 37 , 000 t/d, with a LOM average 92 % utilization rate . Plant design assumed mill feed material receiving and handling, primary, secondary, and tertiary crushing, grinding, flotation for copper recovery, auxiliary gravity gold recovery, concentrate thickening and filtration, and tailings thickening and final disposal . Mineralized material delivered from the mine will be directed to a homogenization and stockpiling area, which will provide surge capacity and enable blending of material prior to processing . From the homogenization yard, the mineralization will be reclaimed and fed to the comminution circuit, where it will undergo staged size reduction to achieve the particle size distribution required for efficient downstream mineral separation . The comminution circuit will consist of crushing and grinding stages arranged to produce a flotation feed suitable for the recovery of copper and associated gold . Ground slurry from the milling circuit will be distributed to the flotation circuit, where sulphide minerals will be selectively recovered into a concentrate through a series of rougher, scavenger, and cleaner flotation stages . Flotation concentrate will be routed to the concentrate handling circuit, which will include concentrate thickening and filtration to produce a final concentrate suitable for transport and sale . Thickener overflow and filtrate water will be recovered and returned to the process water system . Flotation tailings will be directed to the tailings thickening circuit, where solids will be concentrated and process water is recovered for reuse within the plant . Thickened tailings will then be routed to the designated tailings management facilities, while reclaimed water will be recycled to the process plant, reducing freshwater intake requirements and supporting efficient water management . Downstream of the primary stockpile, the concentrator plant will be configured with two parallel processing lines . This configuration will improve operational flexibility, increase overall plant availability, and allow for continuity of operations during planned maintenance or partial Date: March 2026 Page 1 - 14

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report equipment outages . The parallel arrangement will also provide redundancy in critical circuits, which is consistent with industry practice for concentrator plants of this scale and throughput . Electrical power for the process plant is expected to be sourced from the regional transmission network via a 230 kilovolt (kV) interconnection to the Carajás Substation . The concentrator plant water consumption is estimated at approximately 200 L/s . On an annual basis, the overall water balance will show a surplus of approximately 89 L/s, which must be conveyed to a water treatment plant prior to discharge to the environment . A backup water supply line of 100 L/s was recommended for commissioning and periods of low precipitation . Reagents and grinding media are conventional to the industry . 1.15 Project Infrastructure There is currently no existing Project infrastructure . The infrastructure required for the Project as envisaged in the 2026 PEA includes :  Mine facilities, including mining administration offices, open pit, and underground mine support infrastructure, backfill plants, maintenance workshops, equipment service and wash facilities, and mine water collection, conveyance, and treatment systems ;  Process plant facilities, including primary crushing, grinding and classification, flotation, concentrate regrinding, concentrate handling, thickening, dewatering and filtration, reagent preparation and distribution areas, assay laboratory, plant workshops, and warehouses ;  Tailings management infrastructure, including the tailings storage facility, associated reclaim water systems, drainage works, and facilities supporting thickened tailings disposal and underground paste backfill supply ;  Waste rock management infrastructure, including waste rock storage facilities associated with the open pit operation, located to minimize haul distances and support efficient material handling ;  Common and support facilities, including site access control and security installations, medical and emergency response facilities, central administration buildings, potable and fire water distribution systems, compressed air systems, power generation and distribution facilities, fuel reception and storage installations, communications systems, and sanitation infrastructure . A short - term stockpile is proposed, adjacent to the process plant, which is designed to have a capacity equal to a day’s plant throughput . The 2026 PEA assumes that two waste rock storage facility (WRSF) stockpiles will be constructed, one each at the NW - OP and SE - OP sites . In both cases, the WRSF stockpiles are conceptually located to the south of their respective pits to minimize haulage distances and support efficient material handling . There is facility to also store waste from underground on a temporary basis, where that material is intended for underground backfill . The conceptual TSF design as developed in accordance with applicable international guidelines and recognized industry practices for TSFs, consistent with the level of engineering definition Date: March 2026 Page 1 - 15

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report available for a PEA . The TSF will be developed using a staged construction, and three major raises, and will store filtered or thickened tailings . The TSF was sized for a total storage capacity of approximately 177 Mt of tailings . Total tailings production over the life of mine is estimated at approximately 176 Mt . With the inclusion of a design allowance, this resulted in an overall assumed design capacity of approximately 202 Mt for the purposes of the 2026 PEA . Water management will include the collection and recirculation of supernatant water for reuse as process water . The initial water supply for the operations will be sourced from the Parauapebas River . The raw water will be conveyed to the site through a water supply system consisting of approximately 24 km of pipeline, including an intermediate pumping station to overcome elevation differences along the route . Extracted water is assumed to be treated at a dedicated water treatment plant located near the river intake prior to distribution to project facilities . The forecast total estimated water requirement is approximately 482 cubic metres per hour (m³/h), equivalent to approximately 9 , 640 m³/day . Water generated within underground workings will be collected in sediment basins and preferentially reused for underground requirements . Open pit dewatering flows will be collected through dedicated pipelines routed directly to the water treatment plant . Recovered water from the TSF will be integrated into the site water circuit and will constitute a major source of process water supply as operations advance . The progressive increase in recycled water is expected to reduce reliance on river abstraction over the LOM . Water requiring discharge from the site will be treated at a dedicated water discharge treatment plant . Treated effluent will be conveyed via a dedicated discharge pipeline to the Parauapebas River, located approximately 14 km from the site . No permanent accommodations camp is envisaged in the 2026 PEA . The project workforce is assumed to operate under a daily commuting scheme from adjacent urban centres . The electrical supply for the Furnas Project will be based on an interconnection with the existing regional power system through a high - voltage 230 kV transmission line from the proposed site to the nearest regional substation, the Carajás Substation . Once at site, power will be directed from an on - site main electrical substation to the process plant, open pit, and underground mining operations, TSF, and auxiliary infrastructure, including administrative and service areas . 16. Environmental, Permitting and Social Considerations 1. Environmental Considerations A number of baseline and supporting studies were completed and included discipline areas such as physiography ; hydrology ; surface water quality ; air quality ; biological environment ; and the human environment . Work was initiated by Vale and supplemented by major work programs completed by Ero Copper in 2024 – 2025 . 2. Closure and Reclamation Planning A Closure Plan must be submitted to the environmental agency as part of mine licensing process and must including measures for gradual deactivation of operations ; demobilization of equipment Date: March 2026 Page 1 - 16

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report and infrastructure ; decontamination of impacted areas ; topographic reconfiguration and geotechnical stabilization ; revegetation with native species ; and long - term environmental monitoring . The Mine Closure Plan must be prepared during the planning stage of the mining project and updated periodically during the mine's useful life . The closure cost estimate included in the 2026 PEA economic analysis is approximately US $ 74 million . This includes direct closure capital expenditure of approximately US $ 58 million . A contingency factor of 28 % was applied to the direct closure capital costs, resulting in an additional approximate cost of US $ 16 million . 3. Permitting Considerations Ero Copper holds an Operating Licence for Mineral Exploration No . 15145 / 2024 , which was issued by SEMAS - PA, and is valid until September 29 , 2029 . This licence authorises mineral exploration in Marabá and Parauapebas, within areas granted by the National Mining Agency under Mineral Rights Nos . 850 . 139 / 1995 and 856 . 384 / 1996 . Mining activities in Pará State, including all facilities for waste rock and tailings disposal, are subject to a three - phase environmental licensing process that includes :  A Preliminary Licence certifies the environmental feasibility of the project and must be requested during the planning phase, alongside the submission of an Environmental Impact Study ;  An Installation Licence authorises the start of construction upon submission of the Environmental Control Plan, which is a prerequisite for obtaining the Mining Ordinance from the National Mining Agency ;  An Operating Licence permits the commencement of mining activities once the measures outlined in the Environmental Control Plan have been implemented and the Mining Ordinance has been obtained . The Operating License is issued with environmental conditions, which establish the operational controls and monitoring applicable during its term . Preparation of the Environmental Impact Assessment and the Environmental Impact Report (EIA/RIMA) for the Furnas Project was initiated in March 2024 with the commencement of physical environment baseline studies, and submission of the Preliminary Licence application is expected in about Q 4 2026 . 4. Social Considerations Stakeholder consultation processes have not yet commenced . The Project does not fall within any Conservation Area boundaries . No overlaps with Indigenous lands or Quilombola communities have been identified within the Project area . Date: March 2026 Page 1 - 17

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 1.17 Markets and Contracts Upon achieving a commercial production stage, the Furnas Project will produce a copper concentrate with gold and silver by - products . Copper concentrate, produced through a conventional flotation process, will be sold and shipped to smelters . The market dynamics for copper, gold, and silver are defined by high liquidity, established global supply chains, and robust institutional backing . Mineral Resources were estimated using long - term commodity pricing, including a copper price of US $ 9 , 039 /t, a gold price of US $ 2 , 500 /oz, and a silver price of US $ 24 . 00 /oz . The economic analysis is based on long - term consensus copper, gold, and silver prices derived from analyst forecasts :  Copper: US$4.60/lb;  Gold: US$3,300/oz;  Silver: US$40/oz. At the Report effective date, there were no material sales contracts in place for the Furnas Project . Ero Copper expects that the concentrate from the Furnas Project will be highly desired by traders and smelters . Ero Copper anticipates that 100 % of concentrate sales from the Furnas Project will be into the export market due to the current lack of domestic smelting capacity . Beyond product sales agreements, the largest contracts expected during the LOM will cover third - party mining and earth moving services . The mine plan, capital and operating costs assume that contractors will operate the Furnas Project for the entirety of the LOM . 1.18 Capital Cost Estimates The capital cost estimate is consistent with a Class 5 estimate (AACE International Recommended Practice No . 18 R - 97 ) . The classification has an accuracy range of - 20 % to - 50% (low) and + 30 % to + 100% (high) . The cost estimate was developed using a combination of the following information sources :  Engineering quantities and equipment lists derived from the mine plan, process flowsheets, and infrastructure concepts defined for the 2026 PEA base case;  Budgetary quotations obtained from equipment suppliers;  Unit rates and cost information provided by local contractors and service providers;  Historical cost data from Redco Do Brasil Servicos De Engenharia (REDCO)’s internal databases and comparable projects;  Benchmarking and parametric references as supporting and validation tools. The classification between sustaining and expansion capital costs followed a consistent methodology, whereby sustaining capital included expenditures required to maintain the planned production profile, while discrete scope changes or capacity increases beyond the base case were reported separately as expansion capital costs . Date: March 2026 Page 1 - 18

ERO COPPER

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

The total capital cost estimate is provided in Table 1-3, and is broken out by initial, expansion, sustaining and closure cost estimates. Total capital costs, over the life of mine, are estimated to total US$2,798 million.

Table 1-3: Forecast Capital Cost Estimate Summary by Area and Capital Type (Initial, Expansion, Sustaining)

	Unit	Initial Capital Cost Estimate	Expansion Capital Cost Estimate	Sustaining Capital Cost Estimate	Total
Underground mines	US$ M	196	40	818	***1,054***
Open pit mines	US$ M	207	220	160	***588***
Process plant	US$ M	640	—	92	***732***
Infrastructure	US$ M	227	26	87	***340***
Capitalized general and administrative	US$ M	10	—	—	***10***
Subtotal	***US$ M***	***1,280***	***287***	***1,157***	***2,724***
Closure costs	US$ M	—	—	*74*	***74***
Total	***US$ M***	***1,280***	***287***	***1,231***	***2,798***

1.19 Operating Cost Estimates

Operating costs are expressed in constant second-quarter 2025 U.S. dollars.

Mine operating costs were estimated based on the production schedules, material movement, and operating parameters defined in the mine plan, with costs directly linked to the required mining activities and supporting services needed to sustain Project output.

Process operating costs were structured around the main circuit areas: crushing, grinding, and flotation, which concentrate the majority of operating inputs such as electrical power consumption, wear components, reagents and consumables, and associated labour and service requirements. Additional operating cost items included freshwater supply, thickening and concentrate filtration, and tailings-related operating costs, consistent with the material handling and tailings management strategy defined for the Project.

The administration cost item represented plant-related operational support functions only, including plant supervision, process control, laboratory services, warehousing, and on-site plant administration, and did not include site-wide or corporate general and administrative costs, which were addressed separately to avoid double counting.

Infrastructure operating costs included site management and technical-operational support functions, such as management, planning, and geology. It also includes quality control and sampling services, including the plant laboratory and sampling station, as well as health, safety, and environmental services required to support continuous operations. Additional infrastructure operating costs included logistics and supply support functions, warehousing, general site services such as food services, light support vehicles, and waste handling and removal services. Energy costs reported within this category corresponded to shared site utilities and infrastructure

Date: March 2026 Page 1-19

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report systems and excluded power consumption already accounted for within mine and process plant operating cost categories . General and administrative (G&A) costs comprise site - level administrative and support functions required to sustain day - to - day operations, including site management, planning and technical coordination, administrative personnel, information systems support, human resources, procurement support, security, and general office services . No separate owner (corporate) operating cost line item was included in the current operating cost estimate for the Furnas Project . The total operating cost estimate is provided in Table 1 - 4 . Table 1 - 4: Forecast Total Operating Cost Estimate Date: March 2026 Page 1 - 20 Value Unit Parameters 3.19 US$/t mined Open pit mineralized material mining cost 3.26 US$/t mined Open pit waste mining cost 21.10 US$/t mined Underground mining cost 8.92 US$/t milled Processing cost 1.68 US$/t milled General and administrative cost 1.20 Economic Analysis 1. Forward - Looking Information Note This Technical Report contains forward - looking information under applicable Canadian securities laws . Forward - looking information includes statements and estimates regarding the Project’s expected production profile and schedule, capital and operating costs, metallurgical recoveries, commodity price assumptions, and the resulting economic outcomes (including cash flows, NPV, IRR, and payback) . Forward - looking information is based on assumptions and judgments considered reasonable at the time of preparation, but it is subject to risks and uncertainties that may cause actual results to differ materially . These risks include, among others, changes in commodity prices and market conditions, cost escalation, technical and operational challenges, permitting and regulatory outcomes, and other risks typical of mining projects . 2. 2026 PEA Cautionary Statement The 2026 PEA is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessment will be realized . 3. Basis of Estimate The Project was evaluated using a constant US dollar, after - tax discounted cashflow methodology based on an 8 % discount rate . Costs and revenues were expressed in real US dollars . All cash flows were modeled on an annual basis and were assumed to occur at the end of each year . Discounting was applied from the start of the construction period using the selected real discount

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report rate . The evaluation assumed 100 % project ownership and did not incorporate any project financing structure . Commodity price assumptions adopted included :  Copper price: US$4.60/lb;  Gold price: US$3,300/oz;  Silver price: US$40/oz. These prices were intended to represent long - term average real prices and were applied consistently throughout the financial model . No price escalation or real - term variability were assumed . Additional key assumptions included :  A total construction period of three years;  A project life of 24 years, consistent with the LOM plan;  Capital and operating costs expressed in constant Q2 2025 US dollars;  All payable metal production is assumed to be sold in the year of production;  Project revenues are derived from the sale of copper concentrates with gold and silver by - products;  No binding smelting, refining, or concentrate off - take agreements were in place. All royalties were applied on a pre - tax basis and reflect the fiscal framework assumed at the effective date of this Report . The taxation framework and fiscal assumptions applied in the financial model were defined by Ero Copper, with support from third - party taxation advisors . At an 8 % discount rate, the estimated pre - tax net present value (NPV) is US $ 2 , 681 million, with an internal rate of return (IRR) of 32 . 6 % and a payback period of approximately 2 . 5 years . On a post - tax basis, the Project is expected to generate an NPV ( 8% ) of US $ 2 , 040 million, an IRR of 27% , and a payback period of approximately 3 . 1 years . A summary of the cashflow results is provided in Table 1 - 5 . Table 1 - 5 : Economic Analysis Summary Table Date: March 2026 Page 1 - 21 Value Unit Item General 4.60 US$/lb Copper price 3,300 US$/oz Gold price 40.00 US$/oz Silver price 5.50 R$/US$ Exchange rate 24 years Mine life 239,607 kt Total mineralized material processed 239,938 kt Total waste 4.8 waste tonnes:mill feed material tonnes Strip ratio, D1 NW - OP 3.5 waste tonnes:mill feed material tonnes Strip ratio, NW - OP 2.8 waste tonnes:mill feed material tonnes Strip ratio, SE - OP Production

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Item	Unit	Value
Average feed grade, copper	%	0.58
Average feed grade, gold	g/t	0.35
Average feed grade, silver	g/t	1.64
Average copper recovery rate	%	90.3
Average gold recovery rate	%	74.6
Average silver recovery rate	%	71.0
Total payable copper	Mlbs	2,658
Total payable gold	koz	1,867
Total payable silver	koz	8,075
Total payable copper equivalent	Mlbs	4,068
Operating costs		
Open pit ore mining cost	US$/t mined	3.19
Open pit waste mining cost	US$/t mined	3.26
Underground mining cost	US$/t mined	21.10
Processing cost	US$/t milled	7.75
Tailings cost	US$/t milled	1.17
G&A cost	US$/t milled	1.68
Refining and transport costs	US$/lb copper	0.42
Cash cost	US$/lb copper	0.30
Capital costs		
Initial capital	US$ M	1,280
Sustaining capital	US$ M	1,157
Expansion capital	US$ M	287
Closure costs	US$ M	74
Financials		
Pre-tax NPV (8%)	US$ M	***2,681***
Pre-tax IRR	%	***32.6***
Pre-tax payback	***Years***	***2.49***
Post-tax NPV (8%)	**US$ M**	***2,040***
Post-tax IRR	%	***27.0***
Post-tax payback	***Years***	***3.08***

1.21 Sensitivity Analysis

A sensitivity analysis was performed to evaluate the impact of variations to copper prices, gold prices, copper grades, gold grades, capital cost estimates and operating cost estimates on the Project's post-tax economic outcomes. The results indicate that in terms of after-tax NPV 8% the Project is most sensitive to variations in copper price, reflecting the dominant contribution of copper revenues to the overall cash flow, followed by operating costs, gold price, and capital costs. The Project's sensitivity to copper head grades and gold head grades is approximately equivalent to the Project's sensitivity to copper prices and gold prices, respectively.

Figures and tables showing sensitivity analysis results are located in Section 22-6 Sensitivity Analysis. Referenced analysis is shown in Table 22-3, Table 22-4, Figure 22-2 and Figure 22-3.

Date: March 2026 Page 1-22

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 1.22 Date: March 2026 Page 1 - 23 Risks and Opportunities 1.22.1 Risks 1. Geological and Mineral Resource Risks The IOCG deposit is structurally complex, introducing uncertainty in grade continuity and ore boundary delineation. 2. Mining Technical Risks Open pit slope angles and underground stope dimensions are based on limited site - specific data and require further confirmation. Hydrogeological conditions remain conceptual, and dewatering requirements for both open pit and underground operations require validation. The Project depends on the successful integration of open pit and underground mining, including development timing, paste backfill performance, and continuity of plant feed. 3. Metallurgical Technical Risks Metallurgical variability, particularly in the NW Sector, may affect recovery and concentrate quality, and additional testwork is required to reduce uncertainty. 4. Cost Estimation Technical Risks The Class 5 capital cost estimate carries a wide accuracy range, and project financing, smelting, and offtake agreements have not yet been established. 5. Environmental, Permitting, and Social Risks Environmental, permitting, and social risks remain material. The environmental licensing process has not yet commenced, and delays in obtaining approvals could impact the Project schedule. Formal stakeholder engagement has not yet begun and will be required to support the development of a social licence to operate. Closure costs are based on a preliminary estimate and may change as the Project advances. 2. Opportunities 1. Geology and Mineral Resources Systematic infill and extension drilling has the potential to convert Inferred to higher confidence categories. 2. Metallurgy and Process Preliminary testwork supports further evaluation of gravity gold recovery ahead of flotation and magnetic separation of flotation tailings for potential magnetite by - product recovery.

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 1.22.2.3 Economic Analysis The Project may also benefit from regional synergies associated with its location in the Carajás district and from the SUDAM fiscal incentive, which provides a material post - tax advantage relative to the standard Brazilian tax regime . 23. Interpretation and Conclusions The 2026 PEA indicates that the Furnas Project has the potential to support a combined open pit and underground mining operation with conventional flotation processing of copper sulphide mineralization and payable gold and silver by - products . The Project benefits from a sizeable Mineral Resource base, favourable location within the Carajás mining district, and encouraging metallurgical and mine planning results at the current study stage . Key areas requiring further work include additional resource conversion and extension drilling, further geotechnical and hydrogeological investigations, expanded metallurgical testwork, environmental licensing and stakeholder engagement, and continued refinement of capital and operating cost estimates . The Project’s progression will also depend on timely permitting, successful execution of the phased earn - in requirements, and further reduction of technical uncertainty in mine design, process performance, and infrastructure definition . 24. Recommendations The Qualified Persons recommend a two - phase work program to advance the Furnas Project from the 2026 PEA to a pre - feasibility study . Phase 1 consists of data collection and field investigations required to support pre - feasibility - level studies and a cost range of approximately US $ 20 M to US $ 35 M . Key activities include infill and extension drilling to upgrade and expand Mineral Resources, expanded metallurgical testwork (including evaluation of gravity and magnetite recovery opportunities), geotechnical and hydrogeological investigations, completion of environmental and social baseline studies to support permitting, and preliminary market and commercial assessments . Phase 2 consists of completion of the pre - feasibility study, with a cost range of approximately US $ 15 M to US $ 25 M . This phase will include updated Mineral Resource estimates, first - time estimation of Mineral Reserves, optimized mine planning, refined process design, detailed infrastructure engineering, capital and operating cost estimates, and an updated economic analysis . The total recommended program is estimated at approximately US $ 35 M to US $ 60 M . Budget ranges are based on whether work is completed internally by Ero Copper personnel or externally by third - party consultants . Date: March 2026 Page 1 - 24

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 2 Date: March 2026 Page 2 - 1 INTRODUCTION 1. Introduction Mr . Cid Monteiro, FAusIMM, Enrique Rubio, PhD, Registered Member (# 255 ) (Chilean Mining Commission), Mr . Luis Bernal, Registered Member (# 415 ) (Chilean Mining Commission), Mr . Ricardo Miranda, Registered Member (# 145 ) (Chilean Mining Commission), and Mr . João Estevão, MAIG, prepared this technical report (the Report) for Ero Copper Corp . (Ero Copper) on the Furnas Project (the Project) in Pará State, Brazil ( Figure 2 - 1 ) . In July 2024 , Ero’s wholly - owned subsidiary, Ero Brasil Participações II Ltda . , entered into a definitive earn - in agreement with Salobo Metais, a wholly - owned company of Vale Base Metals Limited . Vale Base Metals is 90 % indirectly owned by Vale, and 10 % indirectly owned by Manara Minerals Investment Company . 2. Terms of Reference The Report was prepared to support the disclosure of scientific and technical information related to the Furnas Project, including information contained in Ero Copper’s news release dated February 23 , 2026 , entitled “Ero Announces Inaugural PEA for Furnas, Outlines Low Capital Intensity Project with a 24 - Year Initial Mine Life” . Mineral Resources were estimated for the Furnas deposit . A subset of these Mineral Resources was used for the basis of the 2026 preliminary economic assessment ( 2026 PEA) that is the subject of this Report . Unless otherwise indicated, all financial values are reported in United States (US) currency (US $ ) including all operating costs, capital costs, cash flows, taxes, revenues, expenses, and overhead distributions . The local currency is the Brazilian real (BR $ ) . Unless otherwise indicated, the metric system is used in this Report . Mineral Resources and Mineral Reserves are classified using the 2014 edition of the Canadian Institute of Mining and Metallurgy (CIM) Definition Standards for Mineral Resources (the 2014 CIM Definition Standards) . The Report uses Canadian English .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note : Figure prepared by Ero Copper, 2026 . Figure 2 - 1: Project Location Plan 3. Qualified Persons The following serve as the qualified persons for this Technical Report as defined in National Instrument 43 - 101 , Standards of Disclosure for Mineral Projects, and in compliance with Form 43 - 101 F 1 :  Mr. Cid Monteiro, Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM), Mineral Resources and Geology Manager, Ero Copper;  Dr. Enrique Rubio, Member, Registered Member (#255) (Chilean Mining Commission), Chief Executive Officer and Principal Consultant, REDCO Mining Consultants, (REDCO);  Mr. Luis Bernal, Registered Member (#415) (Chilean Mining Commission), Principal Consultant, Process, REDCO;  Mr. Ricardo Miranda, Registered Member (#145) (Chilean Mining Commission), Senior Consultant, REDCO;  Mr. João Estevão, Member of the Australian Institute of Geoscientists (MAIG), Geology Director, SDPM Mining Consulting (SDPM). Date: March 2026 Page 2 - 2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 2.4 Date: March 2026 Page 2 - 3 Site Visits and Scope of Personal Inspection 1. Mr . Cid Monteiro Mr . Monteiro visited the Furnas Project from June 23 to June 26 , 2025 , a duration of four days . During that visit he inspected the Project access route, observed the representative terrain, drainage patterns, and potential physical constraints relevant to the conceptual placement of major facilities, reviewed potential infrastructure locations such as the process plant, laydown and construction support areas, site services, tailings storage and waste rock storage facilities, and locations of the mineralized zones that would host the planned open pit and underground mines . He also participated in discussions with site - based personnel on aspects of mine, process plant and infrastructure designs and potential locations . 2. Mr . Luis Bernal Mr . Bernal visited the Furnas Project from June 23 to June 26 , 2025 , a duration of four days . The site visit was supported by REDCO personnel Alex Figueroa and Víctor Mohana, who assisted in coordinating field activities, facilitating interaction with Ero Copper’s technical teams, and compiling the QP’s observations from the inspection . During that visit he inspected the Project access route, observed the representative terrain, drainage patterns, and potential physical constraints relevant to the conceptual placement of major facilities, reviewed potential infrastructure locations such as the process plant, laydown and construction support areas, site services, tailings storage and waste rock storage facilities, and locations of the mineralized zones that would host the planned open pit and underground mines . He also participated in discussions with site - based personnel on aspects of mine, process plant, and infrastructure designs and potential locations . 3. Mr . Ricardo Miranda Mr . Miranda visited the Furnas Project from June 23 to June 26 , 2025 , a duration of four days . The site visit was supported by REDCO personnel Alex Figueroa and Víctor Mohana, who assisted in coordinating field activities, facilitating interaction with Ero Copper’s technical teams, and compiling the QP’s observations from the inspection . During that visit he inspected the Project access route, observed the representative terrain, drainage patterns, and potential physical constraints relevant to the conceptual placement of major facilities, reviewed potential infrastructure locations such as the process plant, laydown and construction support areas, site services, tailings storage and waste rock storage facilities, and locations of the mineralized zones that would host the planned open pit and underground mines . He also participated in discussions with site - based personnel on aspects of mine, process plant and infrastructure designs and potential locations . 4. Mr . João Estevão Mr . Estevão visited the Furnas Project from January 21 to January 22 , 2026 , a duration of two days . During that visit he examined drill hole locations, drill rig operations, and other general

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report exploration protocols. He also examined drill hole logging data by visually comparing geological entries in the drill logs and assays to the core intercepts. 5. Effective Dates The Report has a number of effective dates including :  Date of the latest drilling information included in the Report: August 31, 2025;  Database close - out date for the Mineral Resource estimate: November 30, 2025;  Effective date of the economic analysis that supports the 2026 PEA: February 23, 2026. The overall Report effective date is taken to be the date of the economic analysis that supports the 2026 PEA, and is February 23, 2026. 6. Information Sources and References The reports and documents listed in Section 2.7 and Section 27 of this Report were used to support the preparation of the Report. Additional information was sought from Ero Copper personnel where required . 7. Previous Technical Reports Ero Copper has previously filed a technical report on the Project :  Gonçalves Candido, A . , 2024 : Furnas Copper Project, Pará State, Brazil, NI 43 - 101 Mineral Resource Estimate Technical Report : report prepared by RPM Global, effective date June 30 , 2024 . Date: March 2026 Page 2 - 4

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 3 Date: March 2026 Page 3 - 1 RELIANCE ON OTHER EXPERTS 1. Introduction The QPs have relied upon the following other expert reports, which provided information on mineral tenure, mineral tenure, surface rights, royalties, and contractual agreements, environmental, permitting and social information, marketing assumptions, and taxation considerations . Such information includes mineral tenure documentation, land access and agreement status, environmental baseline studies, water permitting documentation, taxation inputs used in the financial model, and market - related assumptions used in the economic analysis . The QPs consider the information provided by these sources to be appropriate for the purposes of this Report . 2. Mineral Tenure, Surface Rights, Royalties and Agreements Information related to mineral tenure, surface rights, royalties, and contractual agreements for the Furnas Project was provided by the Project Owners and by publicly - available regulatory documentation . The Furnas mineral permits are currently held by Vale S . A . and are regulated by the Brazilian National Mining Agency . Applications for mining concessions have been submitted in accordance with Brazilian mining legislation . The QPs have relied on information provided by the Project Owners regarding the legal status of mineral titles, land access agreements, royalty framework, and contractual arrangements, and have not independently verified these legal matters . 3. Environmental Environmental information used in this Report is based on environmental baseline studies and environmental documentation completed for the Furnas Project . Environmental baseline and supporting studies were initially undertaken by Vale S . A . and have subsequently been expanded through environmental programs completed by Ero Copper between 2024 and 2025 . These studies include characterization of the physical, biological, and human environments relevant to Project development . In support of REDCO’s work on the Project, Hace Consultoria, Assessoria e Treinamento (Hace Consultoria) was engaged by REDCO do Brasil Serviços de Engenharia Ltda . to perform an independent technical review of environmental documentation and studies provided by REDCO and Ero Copper, and to identify environmental risks associated with Project development . This review was based on documentation supplied by REDCO and Ero Copper and did not include a site visit .

ERO COPPER

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

The environmental considerations presented in this Report were prepared based on the available Project environmental documentation, with support from the technical review performed by Hace Consultoria.

In addition, information related to water use and hydrological conditions was obtained from technical documentation prepared in support of water abstraction permitting with the Pará State Secretariat for Environment and Sustainability (SEMAS-PA). The proposed water intake is located within the Itacaiúnas River basin in the Xingu hydrographic region, with a requested abstraction rate of 84 m³/day for mineral exploration activities.

The QPs have also relied upon the following environmental, hydrogeological, and permitting documentation provided by Ero Copper and supporting consultants:

- Concremat Engenharia, 2024. *TR EIA/RIMA – Projeto GEMIM 1*. Prepared for Ero Copper;
- Concremat Engenharia, 2024–2025. *Environmental Monitoring Programs (PMar Series), including PMar 01, PMar 02 and PMar 03.* Prepared for Ero Copper;
- Ero Brasil Participações II Ltda., 2025. *Water Use Permitting Documentation (Outorga), including Formulário A and supporting technical documentation submitted to SEMAS-PA*;
- Vale S.A., 2018–2023. *Environmental, Geotechnical and Water Resources Studies supporting baseline conditions*;
- Ero Copper, 2024–2025. *Environmental baseline updates, monitoring data, and supporting technical documentation for the Furnas Project*;
- Accredited Laboratories, 2024–2025. *Environmental and water quality analytical reports supporting baseline characterization*;
- Government of Brazil, 2025. *Decree No. 4.677/2025.*

This information is used in Sections 1, 20, 25, and 26.

3.4 Taxation

The QPs have fully relied upon, and disclaim responsibility for, information supplied by Ero Copper relating to the tax model used in the economic analysis, according to the file "2026.03.09 - Ero Furnas Model - v15 – REDCO.xlsx" received via email on March 10, 2026. The tax model was compiled by Ero Copper, assuming a blended corporate tax rate of 25% to reflect federal Pará state taxes. This information was relied upon in Sections 1.20, 22.4, and 25.15.

The QPs have not independently verified the taxation framework, assumptions, or calculations included in this model.

This information was used in Sections 1.20, 22.4, and 25.15 of this Report.

3.5 Markets and Contracts

Information related to markets, commodity pricing, and potential product sales for the Furnas Project was obtained from publicly available market information and from information provided by Ero Copper.

Date: March 2026 Page 3-2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report The Qualified Persons have relied on this information for the purposes of evaluating potential markets for the Project’s products and for the economic analysis presented in Section 22 of this Technical Report . The Qualified Persons have not independently verified all market assumptions used in the economic evaluation . This information is used in Section 19 of the Report and in support of the financial analysis presented in Section 22 . Date: March 2026 Page 3 - 3

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 4 Date: March 2026 Page 4 - 1 PROPERTY DESCRIPTION AND LOCATION 4 . 1 Introduction The Furnas Project is located about 20 kilometres (km) northwest of Parauapebas City and 33 km from the city of Carajás . It is approximately 70 km southeast of Vale Base Metal’s Salobo Operations . Geographic centroid coordinates for the Furnas Project are 5 degrees ( ƒ ) 54 minutes (') 20 . 98 seconds (") S latitude and 50 ƒ 00 ' 37 . 26 " W longitude . Centroid co - ordinates for the two main sectors within the Furnas deposit are included in Table 4 - 1 . 2. Property and Title in Brazil 1. Regulatory Oversight Under Brazilian law, all mineral resources are owned by the Federal Government . Pursuant to Article 176 of the Brazilian Constitution, all mineral deposits (jazidas) belong to the Federal Government, regardless of whether they are under active production . Mineral rights are legally distinct from surface rights . All companies engaged in mineral exploration and mining activities in Brazil, whether domestic or international, operate under a mineral rights concession regime granted by the Brazilian National Mining Agency (Agência Nacional de Mineração or ANM) . This regime governs both mineral exploration (research) and mining (exploitation) activities, in accordance with applicable Brazilian mining legislation and regulatory requirement . Brazil also has legislation and legal guarantees related to the exploitation and use of water rights . 2. Mineral Title The application process for a mining concession is summarized in Figure 4 - 1 . The mineral title acquisition process begins with an Application for Exploration Permit . When the exploration permit (Alvará de Pesquisa) is granted, the grant is published in the Federal Gazette . The permit, which has a 3 – 6 year term, allows the licence holder to conduct exploration activities . At the end of the permit term, the licence holder must provide an Exploration Technical Report (Relatório Final de Pequisa) to the National Mining Agency . On December 30 , 2022 , Law No . 14514 / 2022 was published, extending the term of the exploration permit to 4 – 8 years . However, at the Report date, there are no regulations published for this law .

ERO COPPER
Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Table 4-1: Centroid Locations

Zone	Centroid Co-ordinates	
	Latitude (degrees, minutes, seconds)	Longitude (degrees, minutes, seconds)
Deposit mineralization centroid	5°54'33.31" S	50°00'30.96" W
Northwest (NW) Sector	5°54'05.31" S	50°01'27.17" W
Southeast (SE) Sector	5°54'52.98" S	49°59'20.62" W


1
Application for Exploration Permit
2
Permit Publication
3
Presentation of the Exploration Technical Report
4
Approval of the Exploration Technical Report
Duration: 3 – 6 years
Annual Fee per Hectare
Duration: 1 year to apply for mining
7
Grant Publication
6
Approval of the PAE (Economic Exploitation Plan)
5
Application for Mining Concession
Issue of Easement
PAE presentation
Activity
Suspension
Extension
Closure
Presentation of the LI (Installation Environmental License)
Environmental license requirement
Term: 60 days
Subtitle:
Miner
ANM

Note: Figure prepared by Vale, 2021.

Figure 4-1: Mining Concession Grant Schematic

The licence holder then has a year in which to apply for a mining concession over any discovered deposit. The application must include an Economic Exploitation Plan (Plano de Aproveitamento Econômico), which must be prepared by a legally-qualified professional. Once the Economic Exploitation Plan is presented, the National Mining Agency requires an installation licence (Licença de Instalação) that is granted by an environmental licensing agency. If the licence has not yet been issued, the licence holder must update the National Mining Agency with the environmental licensing process progress by providing reports every 180 days. Once the installation licence is granted, it is lodged with the National Mining Agency and, if the Economic Exploitation Plan is approved, a mining concession will be granted; the notice of grant is published in the Federal Gazette.

To start operations, an environmental operation license (Licença de Operação) is also required.

Date: March 2026
Page 4-2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Mining activities in Brazil are required to commence within six months following the grant of a mining concession, and an annual production report must be submitted to the National Mining Agency . Provided that all regulatory obligations are fulfilled, a mining concession remains in force until the mineral deposit is fully depleted . All mining operations must be carried out in accordance with the Economic Exploitation Plan approved by the National Mining Agency . Should additional minerals be identified during operations, the National Mining Agency must be formally notified, and the mining concession licence must be amended to include the newly - identified minerals prior to any commercial production or sale of those minerals . 3. Surface Rights Surface rights in Brazil are legally separate from mineral rights, and under Brazilian mining law, holders of mining rights are entitled to access and use areas designated for mineral exploration or exploitation, including the granting of rights of way and easements over public or private lands . In practice, mining rights holders typically enter into agreements with affected surface owners and pay compensation for land use ; however, in the event of a dispute, the mining rights holder may seek a court order allowing a judge to determine the appropriate compensation payable to the surface rights holder . 4. Water Rights All water resources in Brazil are considered to be in the public domain and are classified as Federal or State waters, depending on their geographic and jurisdictional characteristics . Law No . 9 , 433 of 1997 established the National Water Resources Policy and the National Water Resources Management System, adopting the river basin as the basic unit for planning and recognizing the principle of multiple water uses, which ensures equal access to water resources . Water governance is carried out through an institutional framework comprising National and State Water Resources Councils, River Basin Committees, State Water Resources Management Institutions, and Water Agencies, with responsibilities allocated at the Federal, State, and basin levels, including dispute resolution and policy implementation across Brazil’s hydrographic regions . 5. Government Mining Taxes, Levies or Royalties The Financial Compensation for Mineral Exploitation (CFEM in the Brazilian acronym) was enacted by legislation in 1989 and varies depending on the mineral product :  2 % for diamond and other unspecified mining substances, which includes copper ore ; Several Brazilian states, including Pará State, impose a tax related to mining activities (the Taxa de Fiscalização de Recursos Minerais (TFRM) or mining tax), which is currently assessed at a maximum of UPFPA 66 /t of minerals produced in or transferred from the state . The relevant legislation is 10 . 840 / 2024 . Date: March 2026 Page 4 - 3

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 3. Project Ownership In July 2024 , Ero’s wholly - owned subsidiary, Ero Brasil Participações II Ltda . , entered into a definitive earn - in agreement with Salobo Metais, a wholly - owned company of Vale Base Metals . Vale Base Metals is 90 % indirectly owned by Vale, and 10 % indirectly owned by Manara Minerals . Under the Earn - in Agreement, Ero Copper can earn a 60 % interest in the Furnas Project upon completion of several exploration, engineering, and development milestones over a five - year period (referred to as the earn - in period ; see discussion in Section 4 . 8 ) . In exchange for its 60 % interest, Ero Copper must solely fund a phased work program during the earn - in period and grant Vale Base Metals up to an 11% "free carry" on future Project construction capital expenditures . As outlined in Section 4 . 4 , Vale Base Metals will continue as 100 % tenure holder until Ero Copper meets the required milestones, after which, the ownership interests will be Ero Copper, 60% , and Vale Base Metals, 40% . 4. Mineral Tenure The Project consists of two exploration permits, 850 . 139 / 1995 and 856 . 384 / 1996 , covering a collective area of approximately 9 , 832 hectares (ha) ( Table 4 - 2 and Figure 4 - 2 ) . Both permits are granted for copper, gold, and nickel . An amendment to include silver as a recognized mineral substance will be submitted to the National Mining Agency . The 2026 PEA assumes this amendment will be granted . The exploration permits underwent the statutory size reduction required when the exploration permits were renewed . Table 4 - 2: Mineral Tenure Table Date: March 2026 Page 4 - 4 Note Area (ha) Expiry Date Grant Date Holder Tenure ID Mining concession application filed on 06/20/2014 4,904.39 07/13/2003 07/13/2000 Vale SA 850.139/1995 Mining concession application filed on 04/16/2013 4,928.04 04/29/2001 04/29/1998 Vale SA 856.384/1996 9,832.43

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Figure prepared by Ero Copper, 2026 . Figure 4 - 2: Mineral Tenure Location Map 5. Surface Rights The Furnas deposit area includes portions of land owned by 24 different landowners, of which five hold larger properties and 19 correspond to surface parcels within the União da Vitória settlement project, located in the northwestern portion of the Project area . All 24 landowners have signed agreements permitting Ero Copper to conduct mineral prospecting activities and collect data for environmental studies . 6. Water Rights Within the Furnas Project area, one water - use licence has been obtained for take water under Licence No . 3508 / 2025 . An additional water - take point from the Parauapebas River is covered under a previous licence, No . OP - 2026 / 00001 - S . This latter licence includes the required authorization signed by the surface rights holder . Date: March 2026 Page 4 - 5

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 7. Royalties and Encumbrances The Project is subject to the following royalties:  A Federal tax, CFEM, is levied on economic use of the produced good. Under this tax, 2% for “diamond and other mineral substances”, which includes copper ore; see Section 4.2.5;  Private landowner royalty of 1% (50% of CFEM) applied over specific Project sectors Mineral Right No . 856 . 384 / 1996 is subject to the terms of the Contrato de Adiantamento por Conta de Futura Participação em Empreendimentos com Cláusula de Risco e Outras Avenças Nº 97 . 2 . 051 . 1 . 1 , dated March 31 , 1997 , as amended by Aditivo Nº 04 dated June 28 , 2007 (collectively, the Risk Contract), entered into between Vale S . A . (formerly CVRD) and Banco Nacional de Desenvolvimento Econômico e Social (BNDES), a Brazilian development bank . The Furnas deposit is classified as a Group 1 exploration target under the Risk Contract . Under this classification, BNDES holds contingent participation rights in any future mining venture arising from the Furnas target, on the following basis :  BNDES's participation rights are proportional to its cumulative share of research expenditures in the Furnas target from January 1 , 1986 through June 30 , 2006 , plus any additional amounts reimbursed by BNDES after that date ;  BNDES's participation rights may represent up to 50 % of the net cash flow (Resultado Líquido do Fluxo de Caixa) of any future Furnas mining venture ;  The specific financial participation percentage will be negotiated between the parties and formalized in a project - specific agreement (Contrato Específico) upon completing a positive economic feasibility study (Estudo de Viabilidade Econômico Positivo) for the Furnas project ;  The participation percentage will be expressed as a variable royalty applied annually to net operating revenue (ROL) over the life of the mine, with the specific rate determined by reference to projected commodity prices and cash flows at the time of the feasibility study . For the economic analysis of the Project, a BNDES royalty of 1 . 5 % was applied to economic material related to Mineral Right No . 856 . 384 / 1996 . BNDES does not have any participation rights over Mineral Right No . 850 . 139 / 1995 . The tax assessment assumes that the SUDAM benefit, an incentive designed to encourage investment in the Amazon area, which represents a 67 . 5 % reduction in income tax rate (from 25 % to 8 . 13% ), will be applicable from the second year of production until the end of the mine life . 8. Property Agreements The Earn - in Agreement has staged milestones that Ero Copper must meet:  Phase 1: Conduct a minimum of 28,000 metres (m) of exploration drilling and produce a scoping study within 18 months of signing the earn - in agreement; o Status: achieved in February 2026; Date: March 2026 Page 4 - 6

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report  Phase 2 : Conduct an additional minimum of 17 , 000 m of exploration drilling and produce a pre - feasibility study within 18 months of completing Phase 1 ; o Status : drilling finalized . Commencement of work on a pre - feasibility study began in January 2026 ;  Phase 3 : Conduct an additional minimum of 45 , 000 m of exploration drilling, unless otherwise mutually agreed, and produce a “definitive feasibility study” within 24 months of completing Phase 2 ; o Status : activities toward meeting the Phase 3 obligations commenced in September 2025 . Following the completion of the required “definitive feasibility study”, subject to customary technical review periods, and with Ero Copper’s positive investment approval, the parties will enter into a joint venture agreement whereby Vale Base Metals will transfer 60 % of the equity interest in the Project to Ero Copper, and Ero Copper will grant Vale Base Metals a "free - carry" on certain capital expenditures related to Project development :  Ero Copper will grant Vale Base Metals an initial 11% free carry, funding 71% of the first US$1 billion of Project capital expenditures;  If applicable, Ero Copper to grant Vale Base Metals a subsequent 5.5% free - carry interest, funding 65.5% of the next US$1 billion of Project capital expenditures;  If applicable, each party will then fund its pro rata share of capital expenditures beyond US$2 billion. The Vale free - carry applies only to initial capital expenditures and future growth capital related to the expansion of mining and milling capacities, and does not apply to any sustaining capital required for any future operations . The applicable capital will be inflation - adjusted based on a US - dollar denominated benchmark inflation index with reference to the month in which the earn - in agreement was signed . As long as Vale Base Metals maintains greater than (>) 30 % ownership, it will have 100 % offtake rights on the copper concentrate with gold and silver by - products produced from the Project . Prior to a positive Ero Copper investment decision, and the formation of a joint venture, Vale Base Metals will retain 100 % ownership of the Project with Ero Copper solely responsible for funding the phased exploration and engineering work programs related to the Project as well as ongoing payments to maintain the mineral tenures in good standing . 9. Permitting Considerations Permitting considerations are discussed in Section 20 . 10. Environmental Considerations Environmental considerations are discussed in Section 20 . Date: March 2026 Page 4 - 7

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report The Furnas Project area has a history of human activities affecting vegetation and hydrological dynamics, resulting in different stages of vegetation regeneration and changes in land use and land occupation . Based on a field survey, these changes are primarily associated with the occurrence of fires and deforestation to allow expansion of grazing areas . 11. Social Licence Considerations Social licence considerations are discussed in Section 20 . 12. QP Comments on Section 4 To the extent known to the QP, there are no other significant factors or risks that may affect access, title, or the right or ability to perform work on the Project that are not discussed in this Report . Date: March 2026 Page 4 - 8

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 5 Date: March 2026 Page 5 - 1 ACCESSIBILITY, CLIMATE, LOCAL INFRASTRUCTURE, AND PHYSIOGRAPHY RESOURCES, 1. Accessibility The primary access route to the Furnas Project is from Parauapebas city along the Faruk Salmen municipal road, for approximately 5 km, and then a 35 km long unpaved road leads to the Furnas deposit . Alternatively, helicopter access is available from the city of Canaã dos Carajás, with a flight time of approximately 10 minutes to the Project site . The Carajás airport can accommodate large aircraft and is served by daily flights from Belém (the major city of Pará State) and other major Brazilian cities . 2. Climate The climate in the Project area is typically equatorial, with slight variations in the average monthly temperatures throughout the year . Rainfall averages about 1 , 600 - 1 , 900 millimetres (mm) annually while temperatures typically range from 22 - 38 degrees Celsius ( ƒ C) and average around 76 % humidity . The area is characterized by two distinct seasons, wet and dry . The dry season extends from May to October and the wet season from November to April . Rainfall occurs all year, but approximately 80 % falls during the six month - long wet season, and nearly 50 % during January, February, and March . It is expected that any future mining operations at the Furnas Project would be year - round . Exploration is a year - round activity . 3. Local Resources and Infrastructure The region hosts numerous mining suppliers and consulting companies that provide a broad range of services in support of exploration and mining activities, including equipment maintenance, transportation, and catering . Parauapebas offers sufficient infrastructure to support the existing exploration workforce and, if the Project proceeds to development, the future mine operational workforce . It includes housing and accommodation, as well as access to schools, hospitals, and other amenities for employees and their families . The region also benefits from research facilities and environmental monitoring programs focused on assessing and mitigating the environmental impacts of mining activities . Adequate energy infrastructure, including power generation and distribution systems, is available, and the area provides access to a skilled labour force that is essential to the mining industry and contributes significantly to the local economy . Infrastructure that will be required to support future mining operations is discussed in Section 16 , Section 17 , and Section 18 of this Report . Those Report sections also discuss water sources, electricity, personnel, and supplies .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 4. Physiography The Project area has an average elevation of 500 m, ranging from 200 - 900 m across the primarily hilly topography . Vegetation in the Furnas area is also diverse and influenced by factors such as altitude, soil composition, regional agricultural activities, and local climate conditions . While the landscape varies across different vegetation types, tropical forests are a notable feature . The Project is within the Itacaiúnas River basin drainage . 5. QP Comments on Section 5 Surface rights for the Project are discussed in Section 4 . 5 . There is sufficient area within the exploration permits for the planned infrastructure such as the proposed open pit and underground mines, waste rock storage facilities (WRSFs), plant, tailings storage facilities (TSF), and other operational requirements for the LOM plan discussed in this Report . Date: March 2026 Page 5 - 2

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Furnas Project
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NI 43-101 Technical Report

6 HISTORY

6.1 Exploration History

The Furnas Project area was initially identified by the Brazilian Geological Survey during regional geological investigations conducted in the 1960s. Mineral exploration was subsequently carried out by Vale and Anglo American do Brasil Ltda. (Anglo American), which held mineral rights over the southeastern and northwestern portions of the Project area, respectively.

Vale later acquired Anglo American's mineral rights, thereby consolidating mineral tenure over the Furnas Project area, and subsequently entered into an earn-in agreement with Ero Copper.

A summary of the development history is provided in Table 6-1.

6.2 Production

There has been no production from the Furnas Project area.

Table 6-1: Project History

Date	Company	Event
1960s–1970s	Brazilian government	Regional geological surveys and stream sediment sampling identified a significant geochemical anomaly later referred to as the Mutum Target. Soil sampling outlined additional copper anomalies.
1993	Vale	High-resolution geophysical survey (magnetometry, gamma spectrometry, and electro magnetometry) confirmed the earlier geochemical anomalies. Referred to as the Rio Itacaiunas Project.
1995	Anglo American	Tenure ID No. 850.139/1995 was held by Anglo American over the northwestern portion of the Furnas deposit
1996	Vale	Tenure ID No. 856.384/1996 was originally staked by Vale S.A. in 1996, covering the southeastern portion of the project area.
2001	Vale	Renamed as the Furnas Project. The geological mapping expanded the soil sampling grid to confirm a broader copper–gold anomaly coinciding with airborne magnetic anomalies. The project was renamed Furnas.
2001	Anglo American	Held a permit that covered the northwestern portion of the Furnas deposit. Collected 33 stream sediment samples. Completed ground geophysical surveys (magnetometry and electromagnetic).
2003	Vale	Geological mapping. Ground geophysical surveys (magnetics, induced polarization (IP) and gamma. Completed 19 rotary drill holes (5,199.90 m).
2003	Anglo American	Drill program comprising 19 drill holes (6,101 m).
2003	Vale	Ground geophysical survey (IP).
2004–2005	Vale	Ground geophysical surveys (magnetic, Protem time domain electromagnetic fixed loop and gamma). Completed 15 rotary drill holes (3,809.30 m).
2005	Vale	Vale acquired the Anglo American mineral rights, which cover the northwestern portion of the Furnas deposit. Ground geophysical surveys (magnetometry, radiometric, IP, and transient electromagnetic (TEM).
2006–2007	Vale	Drill program comprising 65 drill holes (22,267 m). Testing for lateral extensions to known mineralization. Metallurgical tests (grinding, crushing and flotation) on 53 samples.
2010–2011	Vale	154 core drill holes (50,539.20 m).

Date: March 2026 Page 6-1

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Event Company Date Metallurgical tests (comminution, flotation variability). Vale 2011 – 2012 Mineral Resource estimate. Vale 2012 Mineral title transferred from Vale S.A. to Vale Base Metals S.A. Vale 2015 Sign binding Term Sheet for 60% earn - in agreement Ero Copper/Vale 2023 Mineral title transferred from Vale Base Metals S.A to Salobo Metals S.A. Vale 2024 Sign the definitive “earn - in agreement” for option earn - in. Ero Copper/Vale 2024 Drill program comprising 5 drill holes (1,946 m). Ero Copper Mineral resource estimate was completed using data from 109 drill holes, totaling 50,963 m of drilling. Ero Copper 2025 Date: March 2026 Page 6 - 2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 7 Date: March 2026 Page 7 - 1 GEOLOGICAL SETTING AND MINERALIZATION 7.1 Regional Geology The Furnas Project is in the northern part of the Carajás Mineral Province, south of the Amazonian Craton ( Figure 7 - 1 ) . The province is divided into two main domains, Carajás and Rio Maria . The Rio Maria domain is composed of a Mesoarchean granite – greenstone belt association, containing mafic – ultramafic complexes, volcanic sequences, tonalitic – trondhjemitic – granodioritic magmatism, potassium - rich granites, and sanukitoids (high - magnesian granites) (Souza et al . , 2001 ; Almeida et al . , 2010 ) . The basement in the Carajas domain consists of granite – tonalitic orthogneisses of the Pium Complex, and gneisses, amphibolite with associated migmatites of the Xingu Complex . Archean - age felsic alkaline intrusions cut the basement rock sequence . Extensive volcanic and sedimentary rocks from the Itacaiúnas Supergroup and Rio Novo Group (Mesoarchean to Neoarchean in age) overlie the basement and are covered by several late Paleoproterozoic siliciclastic sequences deposited in marine to fluvial environment . The sedimentary sequences are represented by sandstones, siltstones and conglomerates from the Aguas Claras, Canina and Azul Formations . A Proterozoic age anorogenic suite, represented by the Cigano, Serra do Carajás and Pojuca complexes, consists of alkaline granites . Several generations of younger mafic dykes, crosscut the entire sequence ( Figure 7 - 1 and Figure 7 - 2 ) . The structural framework of the Carajás domain is segmented by three regional - scale shear zone or fault zone systems : the Cinzento in the north, Carajás in the center and the Canaã fault system in the south (refer to Figure 7 - 1 ) . Some authors (e . g . Holdsworth & Pinheiro, 2000 and Domingos, 2009 ) suggest multiple shearing periods beginning with a dextral trans - tensional phase after the deposition of the Itacaiúnas Supergroup, followed by a sinistral reactivation and tectonic inversion (approximately 2 . 7 - 2 . 6 giga - annum (Ga)) . Crustal extensions and reactivation of the main fault systems occurred around 1 . 8 Ga and were associated with the anorogenic granite emplacement . The extensive Carajás fault systems are interpreted as the main mineralizing fluid pathways .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Figure 7 - 1: Regional Geology Plan Note : Figure from Toledo et al . , (2024) . A) Location of the Carajás province within the Amazon craton . (B) Map showing the division of the Carajás mineral province into the Rio Maria domain to the south and the Carajás domain in the north, including its northern border with the Bacajá domain . (C) A simplified geologic map of the Carajás domain, showing the location of the main copper deposits and simplified structures . BD = Bacajá domain, CD = Carajás domain, RMD = Rio Maria domain . Date: March 2026 Page 7 - 2

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report


Silstones, sandstones, conglomerates shales, breccias
Aguas Claras Formation
Mafic lavas, BIF, Tuffs, metapelites, andesites, turbidites.
Salobo, Pojuca, Igarapé-Bahia Groups
Basaltic flows
Rhyolite
Basaltic flows
Black Shale
Metapiroclastics
Jaspilites
Grão Pará Group
Itacaiunas Supergroup
Greenstone belts: Komatiites, basalts, BIF, piroclastic and sedimentary rocks
Xingu Complex
Mod. from Teixeira et al., 2010

Note: Adapted from Teixeira et al., 2010.

Figure 7-2: Regional Stratigraphic Column

7.2 Project Geology

The discussion provided on the deposit geology covers the entire Project area, so no specific discussion on the Project geology is included under this sub-heading. All the geological discussions are provided in Section 7.3.

7.3 Deposit Descriptions

7.3.1 Deposit Dimensions

The Furnas deposit occurs along the Cinzento Transcurrent System, with copper–gold mineralization extending over approximately 9 km of strike (west–northwest). Mineralization ranges in width from 20-150 m and has been confirmed to depths of 730 m below the surface.

The higher-grade mineralization is concentrated in two zones, referred to as the SE and NW Sectors, which extend over a combined strike length of approximately 5 km.

The NW Sector strikes for 1.6 km, is about 850 m wide, and averages 50 m in thickness, ranging from 15-120 m. The zone has been drill tested to 640 m depth. The zone remains open at depth.

Date: March 2026 Page 7-3

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Furnas Project
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NI 43-101 Technical Report

The SE Sector strikes for 3.4 km, is about 890 m wide, and averages 60 m in thickness, ranging from 20-150 m. The zone has been drill tested to 730 m depth and remains open at depth.

7.3.2 Lithologies

The Furnas Project area includes a complex group of metasedimentary siliciclastic rocks, mafic volcanics, and banded iron formation, with Neoarchean granites, Paleoproterozoic granites and local mafic dykes crosscutting the entire sequence.

Metasedimentary and metavolcanic rocks are correlated with the Grão Pará Group, both of Archean age. In, and adjacent to, the mineralized zone, the rocks are strongly deformed and hydrothermally altered, and their original protoliths are often unrecognizable.

Neoarchean granitoids, informally referred as the “Furnas Granite” unit, are prominently exposed in the western part of the deposit area. The entire lithological assembly of the Furnas trend is cut to the east by the Paleoproterozoic Cigano Granite (ca 1.88 Ga, Machado et al., 1991) and later by north–northeast–south–southwest-trending dioritic and gabbroic dykes.

7.3.2.1 Footwall Sequence

The footwall sequence consists of andalusite schists (XTAN) and quartzose rocks (HDQ) to the east, and Furnas Granite (GRA), chloritized rocks (HDCHL) and quartzose rocks (HDQ) in the west.

The rocks display a well-developed foliation, in part mylonitic, near the mineralized zone.

A detailed geological description of the main units is provided in Table 7-1. A geology map is included in Figure 7-3, which also shows the mineralization trace. Cross-sections through the higher-grade mineralization are provided in Figure 7-4 (NW Sector) and Figure 7-5 (SE Sector).

Table 7-1: Furnas Project Lithology

Domain	Lithology Group	Description
Soil (SOL)	Soil (SOL) and eluvium, colluvium, or soil (COB)	Unconsolidated surficial materials composed of soil, eluvium, colluvium, and mixed transported sediments.
Saprolite (SAP)	Saprolite (SAP)	Deeply weathered, clay-rich material formed by in-situ alteration of bedrock, with primary minerals replaced by clays and iron oxyhydroxides while preserving the original rock structure.
Diorite (DIO)	Diorite (DIO) and diabase (DIA)	Mafic magnetic intrusive rocks, isotropic, fine to medium grained, with magmatic and phaneritic texture well preserved, composed essentially by plagioclase-pyroxene-amphibole and local quartz. Lithology not affected by hydrothermal alteration.
Quartzose rock (HDQ)	Quartzose rock (HDQ)	Siliceous rocks (HDQ) are rich in quartz and may preserve primary textures or appear massive, mylonitic, or brecciated, occasionally with a chalcopyrite matrix. These rocks result from a silica-rich hydrothermal process over different protoliths, such as granitoid rocks and quartzites.

Date: March 2026

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NI 43-101 Technical Report

Domain	Lithology Group	Description
Chloritized rock (HDCHL)	Chloritized rock (HDCHL) and amphibolite schist (XTAF)	Chlorite-altered rocks (HDCHL) domain occur in the NW portion of the deposit and likely result from lower-temperature hydrothermal processes over pre-existing assemblages. Associated with can occur breccias composed of chlorite, hematite, silica, albite, and magnetite, with veins of carbonate, sometimes mineralized with chalcopyrite and pyrite.
Andalusite-schist (XTAN)	Andalusite-schist (XTAN)	Andalusite Schist occurs to the south of the deposit and are predominantly composed of muscovite-biotite-quartz-(garnet) schists with late-tectonic porphyroblasts of andalusite, staurolite, sillimanite and subordinately, tourmaline. Andalusite is the dominant aluminosilicate and is often replaced by chlorite.
Granite (GRA)	Granite (GRA)	Granite Domain is composed by medium grained deformed felsic intrusive composed by K-feldspar–plagioclase–quartz and local mafic minerals (biotite–chlorite). This granite is often hydrothermally altered, commonly exhibiting albite–quartz alteration and hematite infiltrations.
Hydrothermal calc–sodic alteration (HDCS)	Hydrothermal calc–sodic alteration (HDCS)	Rock composed by quartz-albite-carbonate-amphibole as a product of Na–Ca metasomatism. Medium grained with some variations in the granulometry suggesting a sedimentary protolith. This lithology is restricted to small lenses in the northwestern portion of the Furnas deposit in the mineralization hanging wall.
Quartzite (QTZT)	Quartzite (QTZT)	Fine to medium grained quartzite, with recrystalized quartz grains, sometimes with muscovite and chlorite along a strongly developed foliation. Occurs mainly in the western and northern parts of the deposit.
Hydrothermal rock (HD)	Iron formation (FF), amphibole–hydrothermalite (HDA), magnetic-amphibole hydrothermalite (HDAM), garnet hydrothermalite (HDG), garnet–grunerite–magnetite hydrothermalite (HDGM), magnetic-bearing hydrothermalite (HDM), hydrothermal breccia (BRHD), magnetite-bearing hydrothermal breccia (BRHM), hematite-bearing hydrothermal breccia (BRHH)	Foliated hydrothermal rocks package containing grunerite-garnet-magnetite (sometimes with minor biotite and hastingsite), with portions rich of pure magnetite. This rock hosts the high-grade and part of the low-grade mineralization within the deposit, composed by late sulphides of bornite-chalcopyrite and local chalcocite disseminated and filling spaces between the hydrothermal assemblage. The HD domain comprises other secondary lithologies such as amphibole-hydrothermalite (HDA), magnetic-amphibole hydrothermalite (HDAM), garnet hydrothermalite (HDG), garnet–grunerite–magnetite-hydrothermalite (HDGM), magnetite-bearing hydrothermalite (HDM), iron formations (FF), hydrothermal breccia (BRHD), magnetite-bearing hydrothermal breccia (BRHM), hematite-bearing hydrothermalite breccia (BRHH), quartz veins (VNQ), and amphibolite (AMPH).

Date: March 2026
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Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Ero Copper, 2026. Bottom figure shows the geology; top figure shows the mineralized zone. Figure 7 - 3: Furnas Geological Map Date: March 2026 Page 7 - 6

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Ero Copper, 2023. Location of the section indicated in Figure 7 - 3. Figure 7 - 4: Schematic Cross - Section, NW Sector Date: March 2026 Page 7 - 7

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note : Figure prepared by Ero Copper, 2023 . Location of the section indicated in Figure 7 - 3 . Figure 7 - 5: Schematic Cross - Section, SE Sector 7.3.2.2 Mineralized Zone The shear zone that hosts the copper – gold mineralization is characterized by intense iron metasomatism and deformation in the sulphide zone . Rocks in this zone are recognized as a complex set of alteration zones, generally with iron - oxide alteration grouped in the Hydrothermalite Domain (HD) . The domain is represented by lithologies containing garnet, grunerite, varying percentages of magnetite, with minor quartz, biotite and hasting site . Locally, rich, almost pure, magnetite rocks are also present, generally hosting higher copper grades . Typically, these rocks exhibit foliation with preserved large garnet porphyroblasts . Date: March 2026 Page 7 - 8

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Hydrothermalites can also be associated with iron formations and amphibolites. 7.3.2.3 Hanging Wall Sequence The hanging wall sequence consists of chloritized rocks (HDCHL), quartzose rocks (HDQ) and quartzites (QTZT). These rocks are also affected by the Cinzento shear zone transcurrent system, producing a strong foliation. 3. Structural Model In the deposit area, the strongest hydrothermal alteration zone runs continuously along the Cinzento shear zone structure, with widths ranging from 100 - 200 m . The shear zone foliations have an average orientation of 300 ƒ / 50 ƒ (strike/dip direction), parallel to the mineralized envelope directions . The high - grade mineralized shoots occur with shallow plunges, ranging from west – northwest to east – southeast . The proposed structural model for the deposit suggests that it was formed in extensional corridors (dilatational jogs) produced along the transpressive west – northwest – east – southeast shear zone (approximately N 65 W direction) with both strike - slip and dip - slip components . Recent studies indicate kinematic complexity, with indicators of sinistral, reverse, and normal movements, requiring further investigation for conclusive results . The magnetite, chalcopyrite “ bornite zone, shows orientations parallel to mylonitic foliations, with the implication that the hydrothermal alteration related to the mineralizing event occurred within pre - to syn - ductile shear zone formation . These foliations are defined by iron ore – copper – gold (IOCG) alteration minerals (grunerite, garnet, biotite, amphiboles, etc . ), indicating that mineralization was formed during episodic events of hydrothermal fluid ingress . A later reopening of the structures promoted a second phase of alteration and mineralization dominated by a brittle system, concentrated in the NW Sector . Local breccias and veins hosted by the same fault corridor host copper and gold mineralization in a shallow system . The Furnas deposit shows multiple hydrothermal phases superimposed on different structural regimes over geological time, forming a complex system that developed during progressive deformation in dynamic ductile shear zone settings . 4. Alteration The Furnas hydrothermal system, from distal to proximal alteration zones, consists of sodic – calcic to calcic – potassic zones enveloping the iron - rich altered and mineralized zone . In the mineralized zone, magnetite – grunerite primarily replaces garnets and other precursor minerals such as biotite and amphibole (hastingsite) . Moving away from the massive iron oxide - rich zone, the magnetite content gradually diminishes, giving way to biotite – garnet schist and locally aluminous schist (calcic – potassic alteration) . Silicified zones occur in the hanging wall and footwall of the mineralized zone, represented by pervasive recrystallized silica hosted by quartzites and deformed granites . Pervasive chlorite - rich rocks, representing a low temperature hydrothermal process, occur as a later event replacing Date: March 2026 Page 7 - 9

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report biotite – amphibole – garnet outside the mineralized zone . Alteration assemblages are interpreted to have developed under an active transpressional deformation system . In the NW Sector, an assemblage consisting of epidote – chlorite – specular hematite occurs in both well - foliated rocks and brittle deformed rocks . This assemblage likely represents a lower - temperature calcic alteration that transitions to a hydrolytic assemblage (hematite – sericite – carbonate – chlorite), indicative of structurally - higher levels in IOCG systems or a shallow, different system . At present, it is not clear whether this lower - temperature assemblage represents an edge zone to the Furnas system or if it consists of a shallower level within a different high - temperature system at depth . 5. Mineralization The mineralized zone has an anastomosing but generally tabular shape that is oriented N 65 W . It dips at 40 - 70 ƒ to the northeast, in conformity with the host rocks (see Figure 7 - 1 ) . Local variations can occur depending on structural setting, as this alters from east – west to northwest . The mineralized zones, especially those with higher copper grades (> 1 % copper (Cu)), typically have a plunge of 30 - 40 ƒ to the southeast . Mineralization consists of sulphides, which are associated with two main mineralizing events :  Ductile hydrothermal system : characterized by foliation - controlled mineralization, developed under ductile conditions . Mineralization occurs in veins, infills and disseminations parallel to the foliation . The system is dominated by chalcopyrite “ bornite, with minor and local chalcocite in an iron - rich altered zone with grunerite, biotite and garnet . It is widely developed across the deposit, and forms the principal mineralization ;  Late brittle hydrothermal system : represents a later overprint that crosscuts the precursor ductile system and uses the same host structures . Mineralization is dominated by chalcopyrite + pyrite commonly forming a breccia matrix, with minor irregular vein networks and local massive sulphide veins . The system is better developed in the NW Sector, where brecciation is pervasive at shallower levels . It can also occur as restricted infill in the central portion of the deposit, particularly along the contact with the footwall sequence . Zones that contain chlorite – epidote – quartz – carbonate – hematite and magnetite envelope the mineralized breccia system . A saprolitic and oxidized zone locally occurs along the contact between the fresh rock and a weathered boulder zone . Date: March 2026 Page 7 - 10

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 8 Date: March 2026 Page 8 - 1 DEPOSIT TYPES 1. Overview The Furnas deposit is an example of an IOCG deposit. IOCG deposits have been studied around the world and defined as a group that generally have the following characteristics:  Copper “ gold, as the main elements of economic interest;  Abundant iron oxide content;  Low sulphur content in the hydrothermal fluids;  Strong structural controls;  Diverse hydrothermal fluid sources;  May not necessarily have a spatial association with igneous intrusions ( Figure 8 - 1 ). The IOCG deposits found in the Carajás District form a sub - group of the IOCG series, with the following characteristics:  Intense iron metasomatism close and in the mineralized zone;  Extensive calcic - sodic alteration as a regional footprint;  Strong structural control, being deposits sited in the main structures;  Sulphur - deficient nature of the sulphides (chalcopyrite, bornite, and primary chalcocite);  Generally quartz - deficient gangue;  Low rare earth element (REE) enrichment that may be followed by uranium and cobalt enrichment. Major differences between other sub - groups of IOCG deposits and those in the Carajás Province has historically given rise to controversy as to the genesis and evolutionary history of the Carajás Province deposits . However, over the last decade, there is consensus that the deposits are best understood as a sub - class of IOCG deposits . Figure 8 - 1 is a schematic showing the fluid sources for IOCG around the world including the Carajás Province .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Modified from Barton and Johnson (2004). Figure 8 - 1: Alternative Hydrothermal Origins and Architectures for IOCG Systems 8.2 QP Comments on Section 8 In the QP’s opinion, the IOCG deposit type is valid as an exploration model for the Project area. Date: March 2026 Page 8 - 2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 9 Date: March 2026 Page 9 - 1 EXPLORATION 1. Grids and Surveys The datum used is South American Datum (SAD) 69 , Universal Transverse Mercator (UTM) zone 22 S . The topographic surface or digital terrain model was the product of a detailed laser airborne survey, covering the entire deposit and adjacent areas . Surface contours were created with primary lines spaced 5 m apart and secondary lines spaced at 1 m intervals . 2. Geological Mapping The geological work carried out in various campaigns involved mapping along grid lines, roads, and other access points . Geological mapping at a detailed scale of 1 : 5 , 000 ( Figure 9 - 1 ) was conducted using soil geochemical sampling points, ground geophysical surveys, airborne geophysical surveys, and drill core descriptions . The data from this mapping were used for lithological contact adjustments, a better definition of lithotypes, hydrothermal alteration processes, and the characterization of mineralization within the Project . 3. Geochemical Sampling Within the Project area of interest, in an area totalling approximately 100 square kilometres (km²) in size, a total of 167 stream sediment samples were collected ( 33 by Anglo American and 134 by Vale) ( Figure 9 - 2 ) . A total of 3 , 493 soil samples were collected over a 200 x 40 m grid in three stages ( Figure 9 - 3 ) :  In 2000, 1,882 samples were collected;  In 2003, 605 samples were collected;  In 2006, 1,006 samples were collected. 4. Geophysical Surveys The Furnas area has been subjected to multiple generations of airborne and ground geophysical surveys conducted in the Carajás region .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Ero, 2023. Figure 9 - 1: Geological Map, Furnas Deposit Date: March 2026 Page 9 - 2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Vale, 2012. Figure 9 - 2: Stream Sediment Sample Location Map, Copper (ppm) Date: March 2026 Page 9 - 3

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Vale, 2012. Figure 9 - 3: Soil Sample Geochemistry Interpolation Map, Copper (ppm) Date: March 2026 Page 9 - 4

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 1. Airborne In 1993 , Vale conducted a helicopter - borne frequency - domain electromagnetic survey in addition to magnetometry and gamma - ray spectrometry at equidistant flight lines of 250 m . The survey highlighted northwest – southeast - trending anomalies that had moderate to strong magnetic gradients . An example of the survey results over the Furnas deposit is provided in Figure 9 - 4 . Radiometric data indicated high uranium – thorium (U - Th) ratios correlated with positive analytic signal anomalies and soil sample copper – gold anomalies . 2. Ground Anglo American completed ground geophysical surveys, including magnetometry and electromagnetic methods, during 2001 . There are no survey details available . These surveys focused on the northwest portion of the current Furnas deposit because that was the ground holding at the time . Vale completed ground surveys in 2003 , 2005 , 2006 , and 2011 . Methods used included induced polarization (IP), magnetometry, radiometric, transient electromagnetic (TEM), and ground electromagnetic (EM) surveys . Details are only known for the seven fixed - loop EM survey, which covered an area of 800 x 600 m, with 35 , 600 linear metres of readings collected . An example of the results of ground magnetic surveys over the Furnas deposit is provided in Figure 9 - 5 . The magnetometric surveys showed good correlation between the strong magnetic anomalies and the magnetite - rich rocks that host the mineralization . The IP surveys defined three significant trends of high chargeability . Two of these were drill tested, but were not found to be co - incident with mineralization . A TEM anomaly was drill tested and intercepted pyrrhotite and pyrite veins hosted in aluminous schists . However, copper grades were low . 3. Downhole A down - the - hole EM survey was conducted by Vale on two drill holes in 2011 , which identified a weak conductor, interpreted to reflect the sulphide mineralization trend . Ero Copper acquired borehole EM data in 2025 , which identified two main conductive systems in the SE Sector, including a deeper and more conductive untested target south of the known mineralization that remains a priority for future drilling ( Figure 9 - 6 ) . Date: March 2026 Page 9 - 5

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Vale, 2012 Figure 9 - 4: Airborne Magnetic Map, Furnas Date: March 2026 Page 9 - 6

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Vale, 2012 Figure 9 - 5: Ground Magnetic Map, Furnas Date: March 2026 Page 9 - 7

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Ero Copper, 2025. Blue outlines show the borehole EM geophysical plates. HD = Hydrothermalite lithology group (mineralized envelope). Figure 9 - 6: View of the BHEM Geophysical Plates, SE Sector Date: March 2026 Page 9 - 8

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 5. Petrology, Mineralogy, and Research Studies Petrographic studies were conducted on 68 drill core samples from the Furnas Project to support lithological characterization, hydrothermal alteration definition, and protoliths identification . The work was performed by the Vale petrography team at the Applied Mineralogy Laboratory of the University of Brasília, the University of New England (Australia), and the CLM Petrography Ltd . In 2025 , an additional petrography program with geometallurgical focus was completed at Laboratorio Arkad and the Microscopy Centre of University of Minas Gerais . The work provided detailed mineralogical and textural information to support metallurgical testwork and mineralization characterization . Together, these studies contributed to refining lithological classifications, alteration definition, and inputs for processing and geometallurgical assessments . 6. Exploration Potential The potential for down - dip extensions of mineralization ( Figure 9 - 7 ) is the subject of the exploration activity, and the results of drilling to date remain encouraging . The central portion of the deposit has some exploration drill holes with intercepts that warrant additional investigation, and this area is planned to be drilled . Date: March 2026 Page 9 - 9

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Ero Copper, 2025. Arrows show that the deposit remains open down dip. GS = grade shell. HG = high - grade; LG = low - grade; NW = Northwest Sector area, SE = Southwest Sector area. Figure 9 - 7: Plan View, Copper Grade Shell Date: March 2026 Page 9 - 10

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 10 Date: March 2026 Page 10 - 1 DRILLING 1. Introduction The Project - wide drill total includes 347 core drill holes for 118 , 387 m of drilling ( Table 10 - 1 ) . Project drill collar locations are shown on Figure 10 - 1 . There was a drilling hiatus from 2012 to 2024 . Nine of the drill holes were completed away from the area of the Mineral Resource estimate, targeting exploration prospects . Four drill holes did not reach target depth . None of these drill holes are used in estimation . 2. Drill Methods All drilling was core drilling . Where known, the drill contractors included Layne Drilling and Geosol . Rig types included Atlas Copco CS - 14 and CS 1000 , Sandvick UDR - 200 , and Maquesonda - 700 drill rigs, which could reach depths of 500 - 1 , 000 m . Drill sizes included HQ ( 63 . 5 mm core diameter) and HTW ( 70 . 9 mm) sizes in the oxidized horizon . Core sizes used in fresh rock consisted of NQ ( 47 . 6 mm) and NQ 2 ( 50 . 8 mm) sizes . 3. Logging Logging was completed to capture key characteristics, including weathering, lithologies (textural, mineralogical), structural data, alteration type and intensity, and mineralization type and intensity, All core was photographed . All core was subject to magnetic susceptibility and gamma spectroscopy readings . Two measurements were taken from each core interval and averaged to provide an overall reading for each measurement type . 4. Recovery There are no core recovery data for the Anglo American drill holes. In the Vale and Ero Copper programs, core recovery was typically excellent in fresh rock, averaging >95%. Core recoveries were lower in the oxide material, but still generally averaged ≥80%.

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Table 10-1: Project Drill Summary

Drill Campaign/ Phase	Company	Year	Metred Drilled (m)	Number of Drill Holes	Drill Hole Series
I	Anglo American	2001	959	4	ANG-LS-FD001–FD019
		2002	3,853	11	
		2003	959	3	
		2006	331	1	
II	Vale	2003	5,200	19	PKC-FURN-FD001–FD034
		2004	1,105	4	
		2005	2,704	11	
III	Vale	2005	8,311	26	PKC-FURN-DH00035–DH00099
		2006	8,882	25	
		2007	5,074	14	
IV	Vale	2010	26,951	83	FUR-FURN-DH00100–DH00265
		2011	23,588	71	
		2012	2,237	12	
V	Ero Copper	2024	1,946	5	FURN-DD-00266–DD-00279 FURN-DD-00281–DD-00316 FURN-DD-00318–DD-00330
		2025	26,287	58	
Total			***118,387***	***347***	

Date: March 2026

Page 10-2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Ero Copper, 2025. Figure 10 - 1: Project Drill Collar Location Plan Date: March 2026 Page 10 - 3

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 5. Collar Surveys Collar locations were surveyed using either total station or differential global positioning system instruments . Each drill hole was identified by placing a rectangular cement marker at the drill hole collar, and an aluminium plate was fixed to the marker, which contained drill hole information such as the hole ID, azimuth and inclination, the collar UTM coordinates, and final depth . To validate the collar locations, Vale in 2011 , surveyed the holes from the 2010 – 2011 drilling campaign and re - surveyed the holes drilled before 2010 . The elevation data obtained in the field were compared with the laser aerial survey, with no major differences noted . 6. Down Hole Surveys Instrumentation used for down hole surveying varied over time . Instruments used could include Maxibor I, Maxibor II, Devi Flex, and Tropari instruments . Survey readings were generally taken at 3 m intervals . From the total of 347 drill holes, only 30 were not downhole surveyed . In these instances, the planned dip and azimuth was used . 7. Drilling Since Database Close - Out Date The database includes seven drill holes from the second Ero Copper drilling campaign without assay results. These drill holes were only used to complete the geological model. The database was closed for estimation purposes on August 31, 2025. Drilling since that date to January 31, 2026 consists of 49 drill holes (29,538 m). No impact on the geological model or block model is expected, as the deposit stratigraphy is reasonably uniform in each of the NW and SE Sectors. 8. Sample Length/True Thickness Drill spacing varies in the Project area:  Phase 1 : completed for exploration purposes ; did not use a regular grid ;  Phases II to IV : regular drill spacing of 100 x 100 m, within an overall drill grid of 200 x 100 m ;  Phase V : 70 x 70 m, on an irregular grid within the mineralized zones . Inclined drilling predominantly uses an azimuth of 200 º and a dip of 60 º . Most drill holes pierce the mineralization almost orthogonal to the dip direction . Therefore, the intersected thickness of mineralization is similar to the true thickness in most areas, which is 80 m on average . A few drill holes intercept the mineralization in an oblique direction, which increases the sample length but does not compromise the sample representativeness . Date: March 2026 Page 10 - 4

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Figure 10 - 2 shows a typical vertical section of the 3D model, showing the relationship between the drill holes and the interpreted outline of mineralization. 10.9 QP Comments on Section 10 The QP notes:  Drilling and surveying were conducted in accordance with industry - standard practices at the time the drilling as performed and provide suitable coverage of the mineralized zones;  Collar and down hole survey methods used generally provide reliable sample locations;  Drilling methods provide good core recovery;  Logging procedures provide consistency in descriptions; These data are considered to be suitable for mineral resource estimation. Resampling programs discussed in Section 12 are sufficient to support that the drilling completed by Anglo American can be used in estimation. There are no drilling or core recovery factors in the drilling that supports the estimates that are known to the QP that could materially impact the accuracy and reliability of the results. Date: March 2026 Page 10 - 5

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Ero Copper, 2025. Figure 10 - 2: Example Section Showing Drilled Vs True Thicknesses Date: March 2026 Page 10 - 6

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 11 Date: March 2026 Page 11 - 1 SAMPLE PREPARATION, ANALYSES, AND SECURITY 1. Sampling Soil geochemical sampling procedures were not identified in the database or prior reports . Drill core sampling followed standardized procedures across all campaigns . After logging and photography, sample intervals were selected respecting lithological contacts, and cores were cut perpendicular to foliation, where present . In the first three drilling campaigns, samples were taken at 1 m intervals . During the fourth campaign, 1 m intervals were maintained in the mineralized zone, while 2 m intervals were applied in the weathered zone and waste rock . In the fifth campaign, 2 m intervals were used, and most drill holes were sampled and analysed only within the mineralized zone, including at least 20 m of sampling before and after the mineralization . Samples of approximately 2 - 5 kilograms (kg) were placed in pre - numbered plastic bags, sealed, and dispatched to accredited laboratories for preparation, as detailed in Section 11 . 4 and Section 11 . 5 . Remaining core from all campaigns was archived in secure core storage facilities, initially at Vale’s Carajás core shed and, from 2024 onward, at Ero Copper’s core shed in Parauapebas, ensuring full traceability and preservation of geological records . 2. Density Determinations For the first four drilling campaigns, specific gravity tests were performed by Vale and conducted within the same intervals used for chemical assays . For the fifth campaign, measurements were taken by Ero Copper personnel team using representative samples collected every 50 m outside the mineralized zone and every 10 m within the mineralized interval, with additional samples taken whenever the lithology changed . The specific gravity was determined using the Jolly (Archimedes) method, recording dry weight in air and weight in water, with 10 – 30 cm representative samples coated in paraffin or plastic film to prevent water absorption . Measurements were collected on both weathered and fresh rock samples, with a smaller quantity of specific gravity measurements conducted for saprolite and transition horizons . A total of 49 , 309 measurements were available, of which 29 , 143 were used in the block model specific gravity determinations . This distribution is considered representative across lithologies and mineralization/waste . 3. Sample Preparation and Analytical Laboratories The principal laboratories used for preparation and analysis, their roles, independence, and accreditations are summarized in Table 11 - 1 .

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Table 11-1: Core Sample Preparation and Analytical Laboratories

Drilling Campaign	Drill Hole Series	Preparation Laboratory	Primary Analytical Laboratory	Secondary Analytical Laboratory	Independent	Note
ANG-LS-FD (Anglo American)	ANG-LS-FD001 to ANG-LS-FD004	Lakefield Geosol Parauapebas PA	Lakefield Geosol MG	SGS Geosol MG	Yes	ISO-certified, except ACME
	ANG-LS-FD005 to ANG-LS-FD019		ACME			
PKC-FURN-FD (Vale)	PKC-FURN-FD001 to PKC-FURN-FD015	Qualitas * Parauapebas PA	Lakefield Geosol MG	SGS Geosol MG	Qualitas, no All other laboratories, yes	ISO-certified
	PKC-FURN-FD016 to PKC-FURN-FD034	Intertek Parauapebas PA				
PKC-FURN-DH (Vale)	PKC-FURN-DH0035 to PKC-FURN-FD099	Intertek Parauapebas PA	SGS Geosol MG	SGS Geosol MG	Yes	ISO-certified
FUR-FURN-DH (Vale)	FUR-FURN-DH00100 to FUR-FURN-DH00265	Intertek Nova Lima MG	SGS Geosol MG	ALS Global Peru	Yes	ISO-certified
	FUR-FURN-00116, 00120, 00125, 0130, 0134, 0142, 0159, 0160, 0162 a 0165, 0168, 00174, 00208	SGS Geosol MG				
FURN-DD (Ero Copper)	FURN-DD-00266 tot FURN-DD-00330	ALS Global, Parauapebas, PA	ALS Global Peru	—	Yes	ISO-certified

Note: Laboratory operated by Vale, not independent, and not accredited. PA = Pará State, MG = Minas Gerais State

Date: March 2026 Page 11-2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Where known, laboratories were independent of Anglo American, Vale, and Ero Copper, and International Organization for Standardization (ISO) - certified . The Qualitas laboratory was operated by Vale and was not accredited . The ACME laboratory was independent and was not ISO - certified . 4. Sample Preparation The laboratories used the similar sample preparation methods for all core samples ( Table 11 - 2 ) . There are no sample preparation data in the database for the Anglo - American drill holes ; however, Ero Copper completed a re - sampling program, with results discussed in Section 12 . 1 . 3 . 5. Analysis Analytical methods varied across drilling campaigns and operators, with each laboratory applying a multielement geochemical package appropriate for the stage of work . Analytical methods are summarized in Table 11 - 3 . 6. Quality Assurance and Quality Control The type of qualify assurance and quality control samples inserted in the sample stream, and the frequency at which they were inserted varied by campaign ( Table 11 - 4 ) . The results of blanks, duplicates, and standard reference materials (standards) fall within conventionally accepted industry limits, and no significant contamination or analytical bias was identified, see Table 11 - 5 . The Ero Copper resampling campaign discussed in Section 12 confirmed the results of the primary laboratory, with > 90 % correlations for copper, gold, and silver . The only failures occurred in silver pulp duplicates, which were slightly above the commonly accepted limits for the resampling campaign and the fourth and fifth drilling campaign (failures = 11% , 13% , and 13% , respectively) . 7. Databases Geological data are loaded into the database through a structured data ingestion workflow, executed programmatically and via the Core application . Data validation is enforced at the database layer through constraints, integrity rules, and structural controls . Records that do not comply with the defined schema are rejected and are not inserted into the repository . Date: March 2026 Page 11 - 3

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Table 11-2: Sample Preparation Procedures

Drilling Campaign	Laboratory	Drill Hole Series	Sample Preparation Method
ANG-LS-FD (Anglo American)	Lakefield Geosol Parauapebas, PA	ANG-LS-FD001 to ANG-LS-FD019	Absent in the database
PKC-FURN-FD (Vale)	Qualitas	PKC-FURN-FD001 to PKC-FURN-FD015	Oven drying (<105 °C); crushing <6.35 mm; pulverization (>95% passing 0.105 mm); homogenization; splitting to analytical pulp.
	Intertek Parauapebas, PA	PKC-FURN-FD016 to PKC-FURN-FD034	Oven drying (<60°C or <105 °C); crushing <6.3 mm; pulverization (>95% passing 0.105 mm); homogenization; splitting to analytical pulp.
PKC-FURN-DH Vale)	Intertek Parauapebas, PA	PKC-FURN-DH0035 to PKC-FURN-FD099	Oven drying (<60°C or <105 °C); crushing <4 mm; pulverization (>95% passing 0.105 mm); homogenization; splitting to analytical pulp.
FUR-FURN-DH Vale)	Intertek, Nova Lima, MG	FUR-FURN-DH00100 to FUR-FURN-DH00265	Oven drying (<60°C or <105 °C); crushing <4 mm; pulverization (>95% passing 0.105 mm); homogenization; splitting to analytical pulp.
	SGS Geosol Laboratórios	FUR-FURN-00116, 00120, 00125, 0130, 0134, 0142, 0159, 0160, 0162–0165, 0168, 00174, 00208	
FURN-DD (Ero Copper)	ALS Global	FURN-DD-00266 tot FURN-DD-00330	Oven drying (<60°C); crushing <2 mm; pulverization (>95% passing 0.104 mm); homogenization; splitting to analytical pulp.

Table 11-3: Analytical Methods

Drilling Campaign	Element	Dilution	Assay method	Detection Limits	Laboratory Analytical Code/Method	Laboratory	Drill Hole Series
ANG-LS-FD (Anglo American)	Cu (%)	Multi-acid	AA	0.001 lower limit. Upper limit not recorded in database	AATM	Lakefield Geosol	ANG-LS-FD001–ANG-LS-FD004
	Silver (Ag) (ppm)			0.3–10			
	Molybdenum (Mo) (ppm)			5 lower limit. Upper limit not recorded in database			
	Gold (Au) (ppm)	FA	AA	0.005 lower limit. Upper limit not recorded in database	FAAT		

Date: March 2026 Page 11-4

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Drilling Campaign	Element	Dilution	Assay method	Detection Limits	Laboratory Analytical Code/Method	Laboratory	Drill Hole Series
	Cu (%)	Aqua regia	ICP–ES	0.001 lower limit. Upper limit not recorded in database	7AR	ACME	ANG-LS-FD005–ANG-LS-FD019
	Cobalt (Co) (%), chromium (Cr) (%), nickel (Ni) (%)			—			
	Au (ppm)	FA	AA	0.01 lower limit. Upper limit not recorded in database	Au_3B		
	Ag (ppm)	Aqua regia	ICP–ES	0.03 lower limit. Upper limit not recorded in database	7AR		ANG-LS-FD013, ANG-LS-FD014, ANG-LS-FD017–ANG-LS-FD019
		Not analyzed					ANG-LS-FD005–ANG-LS-FD012, ANG-LS-FD015, and ANG-LS-FD-016
	Fluorine (F) (ppm)	Fusion Digestion	Specific ion	Not recorded in database	2AF	ACME	ANG-LS-FD005
PKC-FURN-FD (Vale)	Cu (%)	Multi-acid	AA	0.01 lower limit. Upper limit not recorded in database	AATM	Lakefield Geosol	PKC-FURN-FD001–PKC-FURN-FD034
	Co (ppm), Cr (ppm), iron (Fe) (%), manganese (Mn) (ppm), Ni (ppm), lead (Pb) (ppm), zinc (Zn) (ppm)	Aqua regia	ICP	—	ARICP		
	Ag (ppm)	Not analyzed					
	Au (ppm)	Aqua regia	AA	0.01 lower limit. Upper limit not recorded in database	AUFA20	Lakefield Geosol	PKC-FURN-FD001–PKC-FURN-FD005
		Aqua regia	AA	0.01 lower limit. Upper limit not recorded in database	AUFA30		PKC-FURN-FD006–PKC-FURN-FD034

Date: March 2026

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Drilling Campaign	Element	Dilution	Assay method	Detection Limits	Laboratory Analytical Code/Method	Laboratory	Drill Hole Series
	Fe (%)	Aqua regia	ICP	0.01-10	ARICP		PKC-FURN-FD001–PKC-FURN-FD034
		Multi-acid	AA	Limits not recorded in database	AATM		All drill holes samples Fe≥10%
PKC-FURN-DH (Vale)	Cu (%)	Multi-acid	AA	0.01 lower limit. Upper limit not recorded in database	AATM	SGS Geosol	PKC-FURN-DH00035–PKC-FURN-DH00099
	Au (ppm)	Aqua regia	AA	0.01 lower limit. Upper limit not recorded in database	AUFA30		
	Fe (%)	Aqua regia	ICP	0.01-10	ARICP		
		Multi-acid	AA	Limits not recorded in database	AATM		
	Ag (ppm)	Not analyzed					PKC-FURN-DH00035–PKC-FURN-DH00059
		Aqua regia	ICP	1 lower limit. Upper limit not recorded in database	ARICP	SGS Geosol	PKC-FURN-DH00060–PKC-FURN-DH00099
	30 multi-element package	Aqua regia	ICP	—			
	Sulphur (S) (%)	Combustion	Infrared	0.01 lower limit. Upper limit not recorded in database	IV	SGS Geosol	PKC-FURN-DH00066–PKC-FURN-DH00099
FUR-FURN-DH (Vale)	Cu (ppm)	Multi-acid	ICP	0.5–10,000	ICM40B	SGS Geosol	FUR-FURN-DH00100–FUR-FURN-DH00265
	Cu (%)	Multi-acid	AA	0.01–40	AAS41B		
	Ag (ppm)	Multi-acid	ICP-OES/MS	0.02–10	ICM40B		All drill holes samples <0.2% Cu
		Multi-acid	AA	1–5,000	AAS40B		All drill holes samples ≥0.2% Cu
	Au (ppm)	Aqua regia	AA	0.01-500	FAA313		FUR-FURN-DH00100–FUR-FURN-DH00265

Date: March 2026 Page 11-6

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Drilling Campaign	Element	Dilution	Assay method	Detection Limits	Laboratory Analytical Code/Method	Laboratory	Drill Hole Series
	48 multi-element package	Multi-acid	ICP	—	ICM40B	SGS Geosol	FUR-FURN-DH00100–FUR-FURN-DH00265
	Fe (%)	Aqua regia	ICP	0.01-10	ICM40B	SGS Geosol	FUR-FURN-DH00100–FUR-FURN-DH00265
		Multi-acid	AA	50 upper limit. Lower limit not recorded in database	AAS41B		All drill holes samples Fe≥15%
		Tetraborate fusion	XRF	Limits not recorded in database	XRF79C		All drill holes samples Fe≥50%
	S (%)	Combustion	Infrared	0.01 lower limit. Upper limit not recorded in database	SA17V		FUR-FURN-DH00100–FUR-FURN-DH00265
FURN-DD (Ero Copper)	Cu (ppm)	Four acid	ICP-AES	1–10,000	ME-MS61	ALS Global	FURN-DD-00266–FURN-DD-00330
	Ag (ppm)			0.01–100			
	Cu (%)	Four acid	AA	0.001-50	AA62		
	Au (ppm)	FA	AA	0.001–10 0.01–100	Au-ICP22 Au-AA26		
	Chlorine (Cl) (ppm)	KOH fusion	Ion chromatography	50–20,000	IC881	ALS Global	FURN-DD-00266–FURN-DD-00330
	Cl (%)	HNO_3	Volumetric Titration	0.01–80	Cl-VOL66		All drill holes samples Cl≥20,000 ppm
	F (ppm)	KOH fusion	Ion chromatography	20–20,000	IC881		FURN-DD-00266–FURN-DD-00330
	F (%)	NaOH fusion	Ion selective electrode	0.01–100	F-ELE82		All drill holes Samples F≥20,000 ppm
	Fe (%)	Four acid	ICP-AES	0.01–50	ME-MS61		FURN-DD-00266–FURN-DD-00330
		Four acid	AA	0.01–100	AA62		All drill holes Samples Fe≥50%

Date: March 2026
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Drilling Campaign	Element	Dilution	Assay method	Detection Limits	Laboratory Analytical Code/Method	Laboratory	Drill Hole Series
	S (%)	Combustion	Infrared	0.01-50	S-IR08		FURN-DD-00266–FURN-DD-00330
	47 multi-element package	Four acid	ICP-AES	—	ME-MS61		

Note: AA = atomic absorption; ICP = inductively coupled plasma; AES = atomic emission spectroscopy, FA = fire assay, MS = mass spectrometry, OES = optical emission spectrometry. KOH = potassium hydroxide; NaOH = sodium hydroxide; HNO3 = nitric acid; 30-elements package = Al (%), As (ppm), B (ppm), Ba (ppm), Be (ppm), Bi (ppm), Ca (%), Cd (ppm), Co (ppm), Cr (ppm), K (%), La (ppm), Li (ppm), Mg (%), Mn (ppm), Mo (ppm), Na (%), Ni (ppm), P (%), Pb (ppm), Sb (ppm), Sc (ppm), Se (ppm), Sn (ppm), Sr (ppm), Ti (%), V (ppm), W (ppm), Y (ppm), Zn (ppm), Zr (ppm). 48 multi-elements package: Al (%), As (ppm), Ba (ppm), Be (ppm), Bi (ppm), Ca (%), Cd (ppm), Ce (ppm), Co (ppm), Cr (ppm), Cs (ppm), Fe (%), Ga (ppm), Ge (ppm), Hf (ppm), In (ppm), K (%), La (ppm), Li (ppm), Lu (ppm), Mg (%), Mn (%), Mo (ppm), Na (%), Nb (ppm), Ni (ppm), P (ppm), Pb (ppm), Rb (ppm), S (%), Sb (ppm), Sc (ppm), Se (ppm), Sn (ppm), Sr (ppm), Ta (ppm), Tb (ppm), Te (ppm), Th (ppm), Ti (%), Tl (ppm), U (ppm), V (ppm), W (ppm), Y (ppm), Yb (ppm), Zn (ppm), Zr (ppm). 47 multi-element package = Ag (ppm), Al (%), As (ppm), Ba (ppm), Be (ppm), Bi (ppm), Ca (%), Cd (ppm), Ce (ppm), Co (ppm), Cr (ppm), Cs (ppm), Fe (%), Ga (ppm), Ge (ppm), Hf (ppm), In (ppm), K (%), La (ppm), Li (ppm), Mg (%), Mo (ppm), Na (%), Nb (ppm), Ni (ppm), P (ppm), Pb (ppm), Rb (ppm), Re (ppm), S (%), Sb (ppm), Sc (ppm), Se (ppm), Sn (ppm), Sr (ppm), Ta (ppm), Te (ppm), Th (ppm), Ti(%), Tl (ppm), U (ppm), V (ppm), W (ppm), Y (ppm), Zn (ppm), Zr (ppm)

Date: March 2026 Page 11-8

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Table 11-4: QA/QC Sample Insertion Rates

Drilling Campaign	Number of Drill holes	Number of Samples	Number of QA/QC Control Samples	% of Total Primary Samples	QA/QC Sample Type
ANG-LS-FD (Anglo American)	16	6,101	698	11	Project blanks; pulp duplicates; and standards
PKC-FURN-FD (Vale)	34	9,009	646	7	Cleaning blanks; pulp duplicates
PKC-FURN-DH (Vale)	65	22,267	2,063	9	Cleaning blanks; pulp duplicates; standards
FUR-FURN-FD (Vale)	169	52,777	11,134	21	Cleaning and project blanks; coarse, pulp, and secondary laboratory duplicates; standards
FURN-DD (Ero Copper)	63	7,510	1,180	16	Fine and coarse blanks; pulp, coarse, and core duplicates; standards
Total	***347***	***97,664***	***15,721***	***16***	

Date: March 2026
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Table 11-5: QA/QC Evaluation Results

Drilling Phase	Element	Primary Laboratory						Secondary Laboratory				
		Contamination (%)		Precision (%)			Absolute Accuracy (%)	Relative Accuracy (%)	Contamination (%)	Precision (%)		Absolute Accuracy (%)
		CBK	PBK	DP	DB	DF	Standard	Rean	CBK	DP	DB	Standard
ANG-LS-FD (Anglo American)	Cu	0.0	—	4.8	—	—	0.3	0.3	0.0	—	—	2.9
	Au	0.0	—	4.4	—	—	0.0	-3.0	0.0	—	—	4.0
	Ag	—	—	-	—	—	—	—	—	—	—	—
PKC-FURN-FD (Vale)	Cu	0.0	—	0.2	—	—	—	-1.4	-	—	—	—
	Au	0.0	—	4.2	—	—	—	2.7	-	—	—	—
	Ag	—	—	-	—	—	—	—	—	—	—	—
PKC-FURN-DH (Vale)	Cu	1.1	—	0.1	—	—	-0.4	-3.1	-	—	—	—
	Au	0.1	—	3.5	—	—	-4.7	3.5	-	—	—	—
	Ag	0.5	—	0.1	—	—	—	—	—	—	—	—
FUR-FURN-DH (Vale)	Cu	0.1	1.6	1.5	1.1	—	-1.5	-1.6	—	3.3	—	-2.3
	Au	0.0	0.3	5.5	2.2	—	-2.9	-5.1	—	6.7	—	-0.7
	Ag	0.0	0.0	13.1	5.9	—	—	0.6	—	—	—	—
Resampling Campaign (Ero Copper)	Cu	—	—	—	—	—	—	-3.3	0.0	0.0	0.0	-2.2
	Au	—	—	—	—	—	—	-2.5	0.0	7.1	10.0	1.8
	Ag	—	—	—	—	—	—	-0.2	0.0	3.6	13.3	-1.8
FURN-DD (Ero Copper)	Cu	0.0	0.0	0.7	0.0	8.9	-0.1	—	—	—	—	—
	Au	0.0	0.0	9.3	2.7	2.9	-2.1	—	—	—	—	—
	Ag	0.0	0.0	11.3	6.1	3.6	-1.3	—	—	—	—	—

Note: CBK = coarse blank; PBK = project blank for FUR-FURN-DH and pulp blank for FURN-DD; DP = pulp duplicate; DB = coarse duplicate; DF = core duplicate; Rean = reanalysis.

Date: March 2026

Page 11-10

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report The database is implemented on a company - owned Microsoft SQL Server Database Management System (DBMS) . Excel files or other spreadsheet formats are not used as databases . In accordance with the company’s IT governance policies, the database is backed up every five minutes, with backups stored in the cloud on Microsoft infrastructure . 8. Sample Security During Vale’s and Ero Copper’s drilling campaigns, drill core was transported from the drill sites to dedicated logging facilities at the end of each shift . Sample security procedures across all drilling campaigns follow a documented chain - of - custody process designed to maintain sample integrity . Drill core is transported from the drill sites to the logging facilities at the end of each shift, where access is controlled and facilities remain locked when not in use . All movements of samples, from drill site to core shed, to sample preparation laboratories, analytical laboratories, and final storage, are recorded and follow established chain - of - custody protocols . Anglo American’s chain - of - custody records for samples and drill core from the period of drilling were not recovered . However, following Vale’s acquisition of the mineral tenement, the remaining Anglo American drill core was transferred to Vale’s facilities and incorporated into the same chain - of - custody procedures applied by Vale and, subsequently, by Ero Copper when the core was later transferred to Ero Copper’s facilities . These procedures include proper labeling, documentation of transfers, and restricted access to ensure that samples remain intact, traceable, and free from contamination or tampering throughout the handling process . At least one - quarter of the drill core is retained for QA/QC purposes, including core from the Anglo American, Vale, and Ero Copper drilling programs . 9. Sample Storage Drill core and sample materials from all campaigns are stored in secure, weather - protected facilities that provide suitable conditions for long - term preservation . Historical core from Anglo American and Vale was initially stored in Vale’s core sheds and was transferred in mid - 2024 to Ero Copper’s dedicated warehouse in Parauapebas . The facility provides controlled, organized, and protected conditions ( Figure 11 - 1 ), allowing re - logging, re - sampling, and independent verification as required for ongoing studies . Core from Ero Copper’s most recent drilling campaign is also stored in the Parauapebas warehouse, where logging, photography, sampling, and long - term storage occur under consistent, controlled conditions . Core boxes from Anglo American, Vale, and Ero drilling campaigns, as well as pulp samples from Ero Copper’s programs, are properly identified, organized, and protected from environmental degradation . Date: March 2026 Page 11 - 11

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note : Photograph by Ero Copper, dated December 16 , 2025 . Figure 11 - 1: Ero Copper Core Facility, Parauapebas 11.10 QP Comments on Section 11 In the opinion of the QPs, the sampling, sample preparation, assaying, and QC procedures are acceptable for mineral resource and mineral reserve estimation and can be used for mine planning purposes, based on the following :  Core handling and sample collection are undertaken in accordance with industry - standard practices, with procedures in place to limit potential sample losses and sampling biases ;  Sample preparation is consistent with industry standards, and appropriate for the mineralization style ;  Analytical methods are industry standard, and appropriate for the mineralization style;  QA/QC measures have been in place since 2003 . Insertion rates are in line with industry norms . No significant biases have been identified during reviews of the QA/QC data ; Date: March 2026 Page 11 - 12

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report  Specific gravity determination procedures are consistent with industry standards . There are sufficient acceptable determinations to support the specific gravity values used in waste, and oxide - and sulphide - mineralization tonnage estimates ;  Collected data are subject to validation, using in - built program triggers that automatically check data on upload to the database . The checks are appropriate and consistent with industry standards ;  Sample security measures are considered acceptable;  Current sample - storage procedures and storage areas are consistent with industry standards . Date: March 2026 Page 11 - 13

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 12 Date: March 2026 Page 12 - 1 DATA VERIFICATION 12.1 Internal Data Verification 1. Database Validation Internal verification activities conducted by Ero Copper covered checks on collar surveys, downhole surveys, assays, logs, recovery, lithology coding, and specific gravity, as part of the continuous workflow for ensuring database quality . Database validation rules, constraints, and integrity checks were configured by the data management team, whereas the technical verification of geological, geotechnical, and analytical information remains the responsibility of Project geologists and trained technical staff . 2. Analytical Data QA/QC Review Routine QA/QC reviews of analytical data were conducted on a monthly basis, covering the performance of blanks, duplicates, and certified reference materials, as well as assessments contamination, analytical precision, and bias . These reviews were carried out by project geologists and database specialists as part of the continuous workflow of data capture and validation, complementing the automated database checks . 3. Drill Core Resampling Campaign In 2024 , a resampling campaign covering 3 . 5 % of the mineralized intervals ( 541 samples across the entire Furnas mineralization trend, Figure 12 - 1 ) was completed by Ero Copper to compare half - core and quarter - core sampling . A total of 149 control samples ( 28% ) were inserted in the 690 analyzed samples, with duplicate failure rates < 10% , CRM biases between – 5 % and + 5% , and 0 % contamination ; only silver pulp duplicates showed elevated failures ( 13 . 3% ) . These results indicate that the sampling procedures and copper – gold assays were reliable, although silver should be monitored . Reduced major axis regression plots show strong agreement between original and resampling assays ( Figure 12 - 2 ), with correlations of 97 % for copper and 93 % for gold, and small biases ( – 3 . 3 % and + 2 . 5% ) . This supports that copper and gold data from the first four drilling campaigns are sufficiently precise and accurate, and suitable for use in Mineral Resource estimation .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Ero Copper, 2024. Figure 12 - 1: Map Showing Locations of Resampled Core Drill Holes Date: March 2026 Page 12 - 2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note : Figure prepared by Ero Copper, 2025 . Figure 12 - 2: Resampling Campaign RMA Core Samples, Copper For silver, the overall correlation was 91% , but early campaigns showed lower agreement due to the use of aqua regia rather than four - acid digestion (correlation between 39 % and 82% ) . In contrast, the FUR - FURN - DH campaign showed 93 % correlation and 0 % bias, providing more robust support for the silver values . 12 . 1 . 4 Historical Metallurgical Data Verification A review of the historical metallurgical testwork confirmed that Vale’s 2011 variability program were consistent and representative . As part of the 2025 program, Ero Copper reproduced the 2011 laboratory flowsheet using archived samples, completing 54 open - circuit tests focused on the most challenging hydrothermal domains . Recoveries averaged 83 . 1 % Cu, closely matching Vale’s historical ~ 84 % Cu, with a narrower dispersion ( Figure 12 - 3 ) . These results validate the reliability of the historical metallurgical data and the consistency of the first processing flowsheet . They also indicate that the 2025 outcomes reflect the inherent Date: March 2026 Page 12 - 3

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report metallurgical response of the mineralized material, rather than differences in laboratory practice, sample representativity, reagent chemistry, or operating conditions . 2. External Data Verification External data verification for the Furnas Project was completed through a series of independent reviews, audits, and specialist evaluations commissioned by Vale and Ero Copper over the course of the project . A summary of the reviews is presented in Table 12 - 1 . Independent consultants have assessed multiple components of the geological database, including mineralization logging, assay data, collar and survey controls, geotechnical information, and hydrogeological datasets . The reviews confirmed that the existing dataset is appropriate for the current stage of study while outlining additional work needed for subsequent phases . These third - party reviews identified no material issues . 3. Data Verification Performed by the QPs 1. Mr. Cid Monteiro Mr . Monteiro completed a site visit (see Section 2 . 4 . 1 ) . Mr . Monteiro reviewed the Project information relevant to property description and location, project history, site access, infrastructure and physiography, and market studies and contracts . His review included information provided by Ero Copper, prior technical reports, publicly available regulatory information, and supporting technical documentation used in the preparation of this Report . As part of this work, Mr . Monteiro reviewed mineral tenure and land access summaries, water rights and royalty information, historical exploration and project development records, and the Project setting and infrastructure context observed during his site visit . He also reviewed the market - related assumptions and commercial context used in Section 19 , including commodity pricing assumptions, expected concentrate marketability, and the status of material contracts as presented in this Report . Mr . Monteiro is of the opinion that the information reviewed and the verification work completed are adequate for the purposes used in the Report . Date: March 2026 Page 12 - 4

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Variability testwork - Open Cleaner VALE Circuit
Copper recovery (%)
Copper feed grade (%)
Testwork done by Vale 2011
Testwork done by Ero 2025
0
10
20
30
40
50
60
70
80
90
100
0.0
0.5
1.0
1.5
2.0
2.5

Note: Figure prepared by Ero Copper, 2025.

Figure 12-3: Testwork Comparisons, Ero Copper vs Vale

Table 12-1: External Data Verification

Company	Year	Verification Study
Snowden	2012	QA/QC, database and mineral resources audit
SDPM Mining Consulting	2022	Mineral resources estimate audit
RPM Global	2023	Copper–gold mineralization style audit
Geoexmin Brasil	2024	QA/QC audit
GeomMZ	2024	Geotechnical database audit
MDGEO	2025	Gap analysis on hydrogeologic database study
Engemec Soluções Topográficas	2025	Topographic and collar survey verification
SDPM Mining Consulting	2025	Review of Mineral Resource estimate

12.3.2 Dr. Enrique Rubio

Dr. Rubio did not complete a site visit to the Furnas Project.

Dr. Rubio reviewed the Project information relevant to mining methods, mine design, production scheduling, and overall Project integration. Mr. Rubio assessed the mining methods, mine design criteria, production schedules, and key operating assumptions, and evaluated whether these are reasonable and appropriate for the level of study. Based on this assessment, he reviewed the derivation and application of mining parameters, including production rates, mine sequencing, and development requirements, and their consistency with the overall Project design.

Date: March 2026
Page 12-5

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Mr . Rubio also performed an integrated technical review of the Project, assessing the consistency and alignment of mining outputs with process plant requirements and infrastructure constraints, and their incorporation into the financial model . This included a review of the integration of mining schedules, material movement, and production forecasts into the estimation of capital and operating costs and the overall economic evaluation presented in this Report, based on his professional judgement and within the level of accuracy expected for a preliminary economic assessment . In lieu of a site visit, Mr . Rubio participated in technical workshops and review sessions with the Project team and contributing specialists, and reviewed available Project data, design documentation, and technical outputs to support his evaluation . Dr . Rubio is of the opinion that the information reviewed and the verification work completed are adequate for the purposes used in this Report . 3. Mr . Luis Bernal Mr . Bernal completed a site visit to the Furnas Project as described in Section 2 . 4 . Mr . Bernal reviewed the Project information relevant to process design, metallurgical performance, and plant - related inputs supporting the economic evaluation presented in this Report . His review included information provided by Ero Copper, prior technical studies, and supporting technical documentation used in the preparation of this Technical Report . As part of this work, Mr . Bernal assessed the metallurgical testwork programs and results, and evaluated whether these are reasonable and appropriate to support the definition of process design criteria and key operating parameters for the level of study . Based on this assessment, he reviewed the derivation and application of design parameters, including recovery assumptions and throughput rates, and their use in the development, sizing, and configuration of the process plant . Mr . Bernal also reviewed the consistency of these parameters as incorporated into the estimation of capital and operating costs, as well as their integration into the overall economic evaluation presented in this Report, based on his professional judgement and within the level of accuracy expected for a preliminary economic assessment . Mr . Bernal is of the opinion that the information reviewed and the verification work completed are adequate for the purposes used in this Report . 4. Mr . Ricardo Miranda Mr . Miranda completed a site visit to the Furnas Project as described in Section 2 . 4 . In support of the sections of this Technical Report for which he is responsible, Mr . Miranda reviewed the Project information relevant to infrastructure, site services, and supporting facilities required for Project development . His review included information provided by Ero Copper, prior technical studies, and supporting technical documentation used in the preparation of this Technical Report . Date: March 2026 Page 12 - 6

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report As part of this work, Mr . Miranda assessed infrastructure design criteria, site layout, utilities, and supporting services, and evaluated whether these are reasonable and appropriate to support the definition and dimensioning of the required infrastructure systems for the level of study . Based on this assessment, he reviewed the development of infrastructure configurations and layouts, including power supply, water management, access, and supporting facilities, and their consistency with the overall Project design . Mr . Miranda also reviewed the application of these design criteria and configurations in the estimation of capital and operating costs, as well as their integration into the overall economic evaluation presented in this Technical Report, based on his professional judgement and within the level of accuracy expected for a preliminary economic assessment . Mr . Miranda is of the opinion that the information reviewed and the verification work completed are adequate for the purposes used this Report . 12 . 3 . 5 Mr . João Estevão Mr . Estevão completed a site visit (see Section 2 . 4 . 4 ) His site visit included a review of the standard operating protocols, how the final collar coordinates were determined, the down hole surveying procedures, the drill core logging protocols, the core recovery, collection of the bulk density data, the sample layout, sample preparation and sample security procedures, and the QA/QC protocols . The drill holes were also examined by visually comparing geological entries in the drill logs and assays to the core intercepts at the Ero Copper core facility in Parauapebas . Additional checks included a comparison of the drillholes collar locations with the digital model of the topographic surfaces as well as a visual inspection of the downhole survey information . The standard validations for checking for overlapping samples and duplicates were made using the software Leapfrog Geo . In addition to reviewing core, Mr . Estevão visited the Furnas Project land area, and examined drill hole locations ( Figure 12 - 4 ), drill rigs, and other general exploration protocols . He is of the opinion that the database is suitable for use in Mineral Resource estimation . Date: March 2026 Page 12 - 7

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: photograph by Mr. João Estevão, 2026. Figure 12 - 4: Drill Hole Location Validation Date: March 2026 Page 12 - 8

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 13 Date: March 2026 Page 13 - 1 MINERAL PROCESSING AND METALLURGICAL TESTING 1. Introduction The metallurgical program was designed to quantify metallurgical performance, characterize process sensitivity to geological and mineralogical variability, and establish recovery assumptions aligned with the current Geological and Mineral Resource models . The metallurgical dataset integrates extensive testwork completed by Vale between 2003 and 2012 with an expanded and more representative testwork campaign conducted by Ero Copper in 2025 . The 2025 program was specifically structured to address the increased importance of the hydrothermal lithotypes (HD, refer to abbreviation descriptions in Section 7 . 3 ) in the current Mineral Resource estimate, define a process flowsheet, optimize flotation performance, and generate a statistically robust variability dataset suitable for early - stage project evaluation . 2. Metallurgical Testwork Vale carried out historical metallurgical testing between 2003 and 2012 , ending in a variability program that established a conventional flotation flowsheet as a baseline for process design . The program comprised 103 open - circuit and 19 locked cycle tests on composite samples to assess copper recovery and metallurgical variability across lithological domains . Results confirmed technical viability with recoveries averaging ~ 84 % Cu, though performance varied by domain, highlighting hydrothermal lithotypes as the main challenge . These tests provided indicative parameters, serving primarily as a reference for Ero Copper’s subsequent, more detailed metallurgical work . The 2025 metallurgical testwork program was executed in a phased manner by Ero Copper, with each phase designed to progressively increase confidence in metallurgical assumptions, while maintaining alignment with the evolving geological and resource models . The 2025 program comprised two main variability phases, totaling 85 individual samples, including 54 samples in Phase 1 and 31 samples in Phase 2 . Samples were tested under standardized laboratory conditions to ensure comparability and enable statistical analysis of metallurgical performance . Sample locations are shown on Figure 13 - 1 , and a summary of the tests performed is shown in Table 13 - 1 . The program was designed to reflect the geological framework and resource distribution of the deposit, with particular emphasis on hydrothermal lithotypes, HDGM and HDM lithotypes, which together represent the dominant mineralization types in the deposit and constitute much of the mineralized tonnage defined in the current resource model .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Ero Copper, 2025. Figure 13 - 1: Location Plan, Metallurgical Testwork Samples Date: March 2026 Page 13 - 2

Furnas Project
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NI 43-101 Technical Report

Table 13-1: 2025 Metallurgical Testwork Programs

2025 Tests Performed	Laboratory	Independent
Geochemical analysis	SGS Geosol, MG	Yes
Mineralogy: TIMA-X	SGS Lakefield - Canada	Yes
Mineralogy: XRD	CETEM	Yes
Comminution: Bond ball mill work index testing	METSO	Yes
Flotation optimization: grind size sensitivity, pH and reagent response	SGS Geosol, MG	Yes
Variability: open-circuit flotation	SGS Geosol, MG	Yes
Locked-cycle flotation testing	SGS Geosol, MG	Yes
Gravity separation: free gold recovery	SGS Geosol, MG	Yes
Magnetic separation: magnetite recovery	SGS Geosol, MG	Yes

Note: TIMA-X = high-throughput, automated scanning electron microscopy method; XRD = X-ray diffraction; MG = Minas Gerais

HDQ lithotypes, historically associated with higher recoveries and cleaner concentrates, were intentionally less represented, consistent with their more limited copper content contribution.

13.2.1 Sample Selection, Geological Context and Representativity

Phase 1 metallurgical samples were sourced from Vale's archive and selected to align with geological and resource models, ensuring representativity across lithotypes, spatial distribution, and grade ranges. At total, 54 samples were selected prioritizing high-grade zones in the NW and SE Sectors, dominated by the hydrothermalite lithotypes. These geological domains account for most copper-bearing tonnage and present metallurgical challenges, due to fine sulphide dissemination complex gangue associations, and reduced liberation at coarser grind sizes. HDQ domain, historically linked to lower grades but higher recoveries, was included in smaller proportions, reflecting its limited volumetric contribution.

Phase 2 expanded coverage using composite samples from the fifth drilling campaign (Ero Copper), adding magnetite breccia (BRHM) and improving spatial representation, reducing uncertainty and enhancing statistical robustness (Table 13-2). Mineralogical analysis confirmed significant variability among mineralization types, with copper sulphides (chalcopyrite and bornite) ranging from 0.93–2.77%, magnetite content up to 66.6%, and density variations from 2.71-3.62 grams per cubic centimetre (g/cm³). Phase 1 showed a higher number of samples with copper grades >1% (Figure 13-2).

Table 13-2: Metallurgical Composites

Phase	Number of Samples	Grade Class		Sector		Lithotype						
		High Grade	Low Grade	NW	SE	HDGM	HDM	BRHM	HDA	HDG	HDQ	Other
Phase 1	54	26	28	28	26	19	14	0	6	4	5	6
Phase 2	31	24	7	11	20	11	3	6	1	1	1	8

Note: Lithology codes defined in Table 7-1.

Date: March 2026 Page 13-3

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Copper grade distribution - Phase 1
Copper grade (%)
3
2
1
0
HDA
HDG
HDGM
HDM
HDQ
XTB
Copper grade distribution - Phase 2
Copper grade (%)
2.0
1.5
1.0
0.5
0.0
BRHD
BRHM
HDA
HDG
HDG / XTAF
HDGM
HDGM / HDM
HDM
HDQ
HDQ / XTAN
XTB

Figure prepared by Ero Copper, 2025.

Figure 13-2: Copper Grades by Lithological Group, Phase 1 and Phase 2 Composites

13.2.2 Bond Ball Mill Work Index

Comminution testwork of each lithological unit is essential for selecting appropriate crushing and grinding equipment. Metso conducted standardized tests on six copper-bearing lithotypes- identified as HDG, HDGM, HDM, XTB, HDQ, and HDA. The study focused on key mechanical parameters, such as abrasiveness, crushability, energy requirement (grindability), material strength, and flakiness, providing valuable insights for process design and operational planning. Table 13-3 summarizes the results obtained by Metso.

The results indicated moderate abrasiveness and breakability, with a relatively high resistance to grinding in rod mills. Advanced statistical analysis revealed strong correlations between physical and mechanical properties of the mineralization, particularly between Bond and Macon abrasion indices, and between breakability and Bond rod work index (RWI).

Table 13-3: Key Comminution Parameters

Lithotype	Ai (g)	Ai (g/t)	Cr (%)	Wi (kWh/st)	R (%)	C (%)	L (%)
HDG	0.285	836	31.2	17.5	247.4	81.2	5.66
HDGM	0.211	938	31.2	17.7	255.7	78.9	3.98
XTB	0.294	854	30.3	17.9	226.7	82.5	7.59
HDQ	0.582	1598	35.1	15.8	208.8	108.8	3.52
HDA	0.321	926	24.5	20.2	250.7	79.2	3.79
HDM	0.197	738	30.2	17.9	234.0	78.4	3.20

Note: Ai = abrasion index; Cr = circulation load; Wi = work index; R = reduction ratio; C = relative contribution/ comparative index; L = fines or slimes generation. Lithology codes defined in Table 7-1.

Based on these data, two process configurations were developed:

- A flowsheet with high pressure grinding rolls (HPGR) and ball mill;
- A single-stage ball mill (unitary grinding).

Date: March 2026

Page 13-4

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Considering the geometallurgical testwork results summarized in the geometallurgical program, including Geopyörä comminution tests, and assuming an updated plant throughput of 13 . 5 million tonnes per annum (Mt/a) and a ball mill product size of P 80 106 micrometres (µm), the evaluated comminution circuit configurations — pressure grind roll (PGR) - based circuit and conventional single - stage ball milling — resulted in estimated installed powers of 60 . 25 megawatts (MW) and 55 . 49 MW, respectively, for the principal equipment . Under these revised design assumptions, a single - stage ball milling circuit had the lower total installed power requirement . The proposed circuit is shown in Figure 13 - 3 . These estimates were based on the available comminution test data and preliminary equipment sizing, and remain subject to confirmation during subsequent engineering phases . The selection was also supported by successful operations in Brazil, such as Ero Brasil’s Caraíba and Tucumã operations . 13 . 2 . 3 Flotation Test Conditions and Process Sensitivity Flotation optimization testing was carried out using standard laboratory - scale methodologies consistent with accepted industry practice for sulphide copper systems . Flotation testing was performed using both open - circuit and locked - cycle configurations . Open - circuit testing was used as a screening - level approach to evaluate recovery trends, metallurgical variability and concentrate quality across many samples . Locked - cycle testing was applied to selected composites to assess steady - state performance and support scale - up considerations . Date: March 2026 Page 13 - 5

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report


ROM
Primary Gyratory
Secondary Cone Crusher
Terciary Cone Crusher
Ball Mill
Hydrocyclones
Rougher Flotation
Rougher Scavenger Flotation
Tailings
Hig Mill
Cleaner 1
Cleaner 2 Flotation
Cleaner Scavenger
Cleaner 3 Flotation
Concentrate
Filter Press
Copper

Figure prepared by Ero Copper, 2026.

Figure 13-3: Proposed 2025 Flowsheet

Date: March 2026 Page 13-6

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Flotation conditions included:  Primary grind and regrind sizes selected to evaluate the trade - off between liberation and grinding energy;  Controlled pH consistent with conventional copper flotation;  Standardized collector and frother regimes;  Conditioning and residence times selected to approximate industrial rougher kinetics;  Additional rougher and cleaner stages for further purification. Test parameters were selected to reflect realistic operating ranges and ensure comparability across samples . The methodology emphasized reproducibility, internal consistency and statistical robustness rather than fine - scale optimization . Results are discussed in Table 13 - 4 . The flotation circuit optimization studies, which involved systematic changes across all relevant process parameters, delivered clear performance gains . 4. Proposed Final Circuit The proposed final circuit, based on the 2025 testwork results, consists of:  Three cleaner flotation stages ;  Finer grinding (P 80 = 106 µm/K 80 = 20 µm) ; strategic reagent dosing in Cleaner 1 and Cleaner 2 stages ; staged addition of reagents in the rougher stage ; inclusion of a rougher – scavenger ;  Introduction of new reagents;  Adjustments to reagent dosages and residence times;  Free gold recovery by gravity;  Magnetite recovery via magnetic separation. 5. Variability Testwork A variability program was designed to comparatively quantify the influence of the proposed Vale circuit vs the proposed Ero Copper circuit on metallurgical performance in bench - scale rougher – cleaner flotation tests of 54 samples from the Phase 1 program . Date: March 2026 Page 13 - 7

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Table 13-4: Testwork Results

Testwork Completed	Notes
Rougher flotation test grind size comparison (106 µm vs. 150 µm)	Finer grinding (P_{80}=106 µm) improved copper recovery for low-grade HDM and HDGM ores, with minimal impact on Cl and F deportment. The effect was less significant for higher-grade mineralization, and in some cases coarser grinding performed equally as well, or better.
Grinding and regrinding	Based on HDGM lithotype as most common, best sizes were P_{80} = 106 µm and K_{80} = 20 µm. A relevant advantage of using P80=106µm is the possibility of using pneumatic cells in the process plant. Pneumatic cells are less energy intensive and much more effective to treat fines, being much more selective than mechanical cells for mineralization sizes below 105 µm, generating higher grades and better recoveries.
Jameson cells	Jameson cells showed potential to match or exceed conventional flotation performance with lower capital and operating costs and improved selectivity for fines. Pilot-scale or more dilution testing is recommended.
Reverse flotation	Reverse pre-flotation of silicate material did not significantly reduce Cl and F, and caused unacceptably higher copper losses compared to standard flotation.
Rougher pH	Best rougher pH was 10, which allowed the highest copper grade concentrate with good recovery and low levels of Cl and F.
Rougher residence time	Most copper was recovered within 3 minutes-rougher stage; longer times slightly increased recovery, but also increased Cl/F in concentrate. An 8-minute residence time in rougher scavenger is recommended for high recovery with minimal impurities.
Additional cleaner stages	Adding a third cleaner stage increased copper recovery and reduced Cl and F, improving concentrate quality with minimal copper loss.
Cleaner pH	Best rougher pH was 10, which allowed the highest copper grade concentrate with good recovery and low levels of Cl and F.
Third cleaner residence time	A 5-minute residence time maximized copper recovery (>50% in stage) while maintaining high grades and acceptable Cl/F levels. Longer times degraded grade and increased impurities.
Reagent addition at cleaner stage	Adding reagents in the cleaner stage improved copper recovery and grade, enhanced Cl rejection, but slightly increased F in concentrate. Combining multi-stage cleaning with reagent addition shows promise for selectivity and recovery.
Reagent performance	The best reagent system was collector INT1207/A3477/frother MIBC/D7467, which provided the best kinetic, recovery and selectivity. Staged addition of reagents offered the best results.

Date: March 2026

Page 13-8

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report The two circuit configurations were simulated, and the same 54 samples were included in both simulations :  Vale circuit : representing the baseline historical configuration, employing conventional rougher – scavenger – cleaner flotation with a standard reagent suite and pH control ;  Ero Copper circuit : using the proposed optimized configuration incorporating updated reagent schemes, pH adjustment, and improved kinetics to provide higher selectivity and concentrate grades . The variability tests were performed under controlled laboratory conditions to ensure comparability across samples, maintaining consistent grind size (P 80 ), pulp density, and aeration rates . The results provide a comprehensive overview of the metallurgical variability across the deposit and highlight the comparative efficiency between both process routes . The comparative copper flotation results across the 54 variability samples reveal a clear difference in circuit behavior between the Vale and Ero Copper configurations . The Ero Copper flowsheet (refer to Figure 13 - 3 ), showed an improved metallurgical performance, better concentrate quality, and more effective control of chlorine and fluorine, without significant copper losses . This was despite a higher proportion of metallurgically challenging hydrothermal mineralization types in the variability sample population . 3. Recovery Estimates 1. Copper Recovery Estimate The copper recovery results from the combined Phase 1 ( 54 samples) and Phase 2 ( 31 samples), open - circuit variability tests showed a consistently good flotation response across a wide range of copper feed grades . Recoveries predominantly cluster between approximately 85 % and 95% , indicating a robust and repeatable metallurgical performance under the selected test conditions . Across the combined Phase 1 and Phase 2 dataset of 85 variability samples, open - circuit flotation testwork returned an overall average copper recovery of approximately 90% . Locked - cycle flotation results showed strong agreement with open - circuit recoveries, indicating stable flotation kinetics and supporting the use of open - circuit data for scoping - level recovery estimation . Open - circuit flotation tests were used as screening tests to evaluate metallurgical response and potential recovery . Metals contained in internal recycle streams were considered as recoverable within the circuit when calculating the potential overall recovery, since these streams would normally be returned to upstream stages in a closed - circuit configuration . Statistical analysis indicates no meaningful correlation between copper feed grade and recovery, confirming that metallurgical performance is primarily controlled by mineralogical and textural factors rather than grade alone . This behaviour is typical of sulphide - dominated copper systems and supports the interpretation that copper deportment is governed by the relative proportions of primary and secondary sulphides, liberation characteristics and flotation kinetics . Phase 1 demonstrated superior metallurgical recoveries, largely driven by the higher representation of samples with copper grades exceeding 1% , resulting in a positive bias in the aggregated recovery results (see left hand graphic in Figure 13 - 4 ) . While there is significant Date: March 2026 Page 13 - 9

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report overlap in recovery ranges for the NW and SE Sectors, the SE Sector samples showed a slight upward shift in recovery, with average values typically 1 - 2 % higher than those observed for the NW Sector (refer to right hand graphic in Figure 13 - 4 ) . This difference, although small, is consistent across the dataset and is interpreted as reflecting mineralogical differences, potentially related to a higher proportion of more reactive copper sulphide phases and more favourable flotation kinetics in the SE Sector . 2. Copper Concentrate Quality Estimate Average copper concentrate grades are approximately 35 % Cu, with observed variability reflecting mineralogical controls :  > 38 % Cu associated with bornite - rich and HDQ samples ;  30 – 33 % Cu typical of chalcopyrite - dominant HDGM and HDM lithotypes . However, due the variability of concentrate grades from the different lithologies tested, and with consideration of scale - up factors from laboratory to operations, it was recommended that a concentrate grade of 30 % Cu be used in the 2026 PEA economic analysis . The results indicate effective sulphide upgrading with no evidence of excessive gangue entrainment or poor selectivity under the tested conditions . Figure 13 - 5 illustrates the relationship between copper feed grade and copper grade in the concentrate for the NW and SE Sector datasets, highlighting both the variability and overall upgrading performance of the flotation process . No strong linear correlation is observed between feed grade and concentrate grade, suggesting that mineralogical controls, liberation characteristics, and flotation selectivity cause a stronger influence on concentrate quality than feed grade alone . The SE Sector samples tend to display 5 – 6 % higher and more consistent concentrate grades, particularly at medium to high feed grades, whereas the NW Sector samples show greater dispersion, including a few low - grade outliers . The data indicate that both sectors can produce saleable copper concentrates . Domain - specific process optimization will continue to be reviewed in more detailed studies to reduce variability and improve grade consistency . 3. Gold Recovery Estimate The gold metallurgical results in Figure 13 - 6 demonstrate a consistent and robust recovery performance across a wide range of gold feed grades . Gold recoveries predominantly fall between approximately 65 % and 90% , with a limited number of lower - recovery outliers, reflecting expected geological and mineralogical variability . Date: March 2026 Page 13 - 10

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Figure prepared by Ero Copper, 2025. Left figure shows the copper recoveries for the 85 samples used in the Phase 1 and Phase 2 testwork; right figure shows the copper recoveries for the samples by sector. Figure 13 - 4: Open Circuit Copper Recovery Figure prepared by Ero Copper, 2025. Left figure shows the copper grade in the concentrates for the 85 samples used in the Phase 1 and Phase 2 testwork; right figure shows the copper grades in the concentrates for the samples by sector. Figure 13 - 5: Open Circuit Copper Concentrate Grade by Sector Date: March 2026 Page 13 - 11

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Figure prepared by Ero Copper, 2025 . Left figure shows the gold recovery by sector ; right figure shows the gold grades in the concentrates by sector . Figure 13 - 6: Open Circuit Gold Recovery and Gold Grades in Concentrate The overall average gold recovery achieved across all samples was 76 . 8% , indicating that gold is effectively recovered within the flotation open - circuit and that the selected flowsheet provides reliable gold capture as a payable by - product . A recovery of 74 . 6 % was recommended for the 2026 PEA economic analysis . Ongoing metallurgical testwork indicates that there is potential for optimization of the gold recoveries . Open - circuit flotation tests were performed as screening tests to evaluate metallurgical behaviour and estimate the potential circuit recovery . For the purpose of calculating the potential recovery, metals reporting to recycle streams were considered recoverable, since these streams would typically be returned to earlier stages in a closed - circuit flotation configuration . In terms of concentrate quality, gold grades in the copper concentrate range from low tens of grams per tonne to elevated values, with a global average gold grade of 28 . 2 grams per tonne (g/t) Au . This level of gold upgrading confirms that gold, associated with copper sulphides, reports preferentially to the copper concentrate and can potentially contributes a meaningful by - product credit . The comparison in Figure 13 - 6 shows that higher gold recoveries across a comparable range of feed grades were returned from SE Sector samples, with a tighter clustering at elevated recovery levels, indicating a more robust and predictable metallurgical response . In addition, the SE Sector samples tended to generate higher gold grades in the concentrate for similar feed conditions . Date: March 2026 Page 13 - 12

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Figure prepared by Ero Copper, 2025 . Left figure shows the silver recovery by sector ; right figure shows the silver grades in the concentrates by sector . Figure 13 - 7: Open Circuit Silver Recovery and Silver Grades in Concentrate In terms of concentrate quality, gold grades in the copper concentrate show a clear upgrading relative to the feed, with values ranging from tens of grams per tonne to elevated concentrations. 13.3.4 Silver Recovery Estimate The silver metallurgical results in Figure 13 - 7 indicate a consistent recovery response across the range of silver feed grades in the samples tested . Silver recoveries generally fell between approximately 60 % and 90% , with great dispersion between the two phases, reflecting expected geological variability . The overall average silver recovery achieved across all samples is 72 . 6% , confirming that silver is effectively recovered within the flotation circuit and behaves as a meaningful by - product associated with the copper sulphide mineralization . For the purposes of the 2026 PEA, the recommended silver recovery was 71% . Ongoing metallurgical testwork indicates that there is potential for optimization of the silver recoveries . The global average silver grade in the concentrate was 84 g/t Ag, demonstrating efficient silver enrichment and supporting its contribution as a potentially payable by - product . The silver performance comparison highlights the clear advantage of the SE Sector to potential Project economics . The SE Sector consistently returned higher silver recoveries over a broad range of feed grades, with a greater concentration of results in the upper recovery range, indicating a stronger and more resilient metallurgical response . In addition, the SE Sector generally delivered higher silver grades in the concentrate at comparable feed grades . 13.4 Metallurgical Variability Metallurgical variability is closely linked to the lithological, mineralogical, and spatial domains defined in the geological model . The HDQ lithotypes consistently showed the highest copper Date: March 2026 Page 13 - 13

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report recoveries, even at lower feed grades, reflecting favorable liberation characteristics and simpler gangue mineralogy . In contrast, the HD lithotypes had greater dispersion in recovery and concentrate grades, consistent with their higher magnetite content, fine sulphide disseminations, and more complex textural relationships . These lithotypes dominate the deposit and therefore exert primary control on average metallurgical performance . Analysis by spatial sector indicates that both the NW and SE domains demonstrated strong and repeatable metallurgical responses, with no evidence of systematic degradation in performance . Isolated lower - recovery outliers were limited in number and were interpreted as reflecting localized mineralogical variability, rather than fundamental process constraints . Overall, metallurgical variability was considered explainable, was appropriately geologically constrained, and technically manageable . Thee principal lithologies of HD, including BRHM, HDG, HDGM and HDM, show substantial overlap in recovery performance, indicating that these domains are broadly amenable to a common flotation - based process route ( Figure 13 - 8 ) . Samples associated with HDG - rich and mixed HDM – HDGM domains tended to plot toward the upper end of the recovery range, suggesting good flotation kinetics and effective sulphide liberation . Figure 13 - 8 also demonstrates that while feed grades vary significantly, most results converge within a consistent concentrate grade window, between ~ 25 % and 45 % Cu, with several mineralization types delivering premium concentrate grades above 50 % even at moderate head grades . This performance highlights the robustness of the flotation circuit and supports that value generation is not only constrained by feed grade alone, but dependent on differences in liberation, sulphide associations and gangue entrainment . The dispersion pattern indicates the presence of significant metallurgical variability across the deposit and underscores the importance of geometallurgical domaining, blending strategies, and targeted process optimization in more detailed studies to generate high - quality copper concentrates independent of feed grade fluctuations . The gold and silver concentrate grade distributions indicate a by - product credit potential, controlled by lithology . The highest gold grades in the concentrate are consistently associated with HDGM - and HDM - dominated lithotypes, as well as their mixed assemblages . These lithotypes consistently showed elevated precious metal contents even at moderate feed grades, reflecting efficient recovery and a strong association with sulphide phases . Date: March 2026 Page 13 - 14

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report


Copper Recovery
Copper recovery (%)
Copper feed grade (%)
Copper grade in the concentrate
Copper concentrate grade (%)
Copper feed grade (%)
BRHD
BRHM
HDA
HDG
HDG / XTAF
HDGM
HDGM / HDM
HDM
HDM / HDGM / HDG
HDQ
HDQ / XTAN
XTB

Figure prepared by Ero Copper, 2025. Left figure shows the copper recovery by lithotype; right figure shows the copper grades in the concentrates by lithotype.

Figure 13-8: Open Circuit Copper Recovery and Grade by Lithotype

Silver behaviour was similar to that note for gold, with peak concentrate grades also linked to HDGM, HDG/XTAF, HDM, and related mixed lithologies. In contrast, more host-rock–dominated lithotypes yield materially lower gold and silver levels.

Overall, these trends confirm that domains enriched in HDGM and HDM will be the primary drivers of any future precious metal credits. More detailed studies should evaluate selective mining and blending strategies.

13.5 Deleterious Elements

Deleterious elements in copper concentrates represent a technical and commercial risk, as elevated levels can result in smelter penalties, product rejection, increased operating costs and accelerated corrosion and wear of downstream equipment. Chlorine is of particular concern due to its adverse impact on smelting performance, off-gas systems and refractory materials. Consequently, understanding chlorine deportment from feed to concentrate is critical for managing concentrate quality and mitigating commercial risk.

The chlorine deportment results shown in the left hand graphic in Figure 13-9 indicate that, for most of the samples, chlorine is effectively rejected to tailings during flotation, resulting in lower chlorine grades in the concentrate relative to the feed.

Date: March 2026 Page 13-15

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Figure prepared by Ero Copper, 2025 . Figure 13 - 9: Chlorine and Fluorine Deportment In Copper Concentrate This is evidenced by the overall reduction in chlorine grades from an average feed concentration of approximately 1 , 846 ppm to an average concentrate concentration of approximately 374 ppm . This behaviour suggests that chlorine is predominantly associated with gangue minerals, soluble phases or fine clay components that do not preferentially report to the copper concentrate under the tested conditions . Petrographic studies focused on mineral characterization indicate that grunerite – biotite and hasting site are the main chlorite - bearing minerals . Only a limited number of samples exhibit chlorine enrichment in the concentrate, indicating that chlorine upgrading is not a systematic behaviour across the deposit, but rather restricted to specific samples or localized conditions . These isolated cases are interpreted as being related to particular mineralogical associations or mechanical entrainment of fine particles . The results indicate that chlorine - related risks would generally be low and manageable at a Project level, with targeted mitigation measures, such as blending and operational control being sufficient to address the limited instances of chlorine enrichment . The fluorine deportment results shown in the right - hand graphic in Figure 13 - 9 indicate that, for most of the samples, fluorine was effectively depleted in the concentrate relative to the feed . This was evidenced by the overall reduction in fluorine grades from an average feed concentration of approximately 1 , 280 ppm to an average concentrate concentration of approximately 488 ppm . This behaviour demonstrated that fluorine was predominantly rejected to tailings during flotation and did not preferentially report to the copper concentrate under the conditions tested . Fluorine levels are related to the presence of fluoro - apatite and fluorite, gangue minerals that occur predominantly in the mineralized zone . Although a small number of samples returned higher fluorine levels in the concentrate, these cases were sporadic and did not indicate a consistent enrichment trend . Most samples showed Date: March 2026 Page 13 - 16

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

clear fluorine depletion regardless of feed grade, suggesting that fluorine deportment was primarily controlled by mineralogical association and flotation selectivity rather than by grade alone. As a result, fluorine is not expected to represent a material constraint on future concentrate quality, and any isolated enrichment events could be effectively managed through routine operational controls and blending strategies.

In terms of fluorine and chlorine levels, samples from the NW Sector produced significantly cleaner concentrates than did samples from the SE Sector. The SE Sector samples had a much wider dispersion and systematically higher fluorine and chlorine grades in the concentrate, including several high outliers, reflecting a greater metallurgical risk and potential penalty exposure. This clear separation between domains highlights the NW Sector as a more robust and lower-risk source of mill feed from a product quality perspective.

13.6 Opportunities

There are opportunities to update the proposed flowsheet, focusing on

- Gravity concentration for recovery of liberated coarse gold prior to flotation;
- Magnetic separation of final tailings for production of a magnetite-rich by-product.

These opportunities are technically feasible within the existing circuit configuration and are supported by mineralogical evidence indicating the presence of free gold and magnetite-bearing lithotypes. Additional studies are warranted.

13.6.1 Optimization, Gravity Recovery (Free Gold)

In addition to flotation-based copper recovery, the 2025 metallurgical program included the evaluation of supplementary physical separation technique aimed at enhancing overall project value through gold recovery optimization. Gravity separation testwork was carried out to assess the recovery of free and gravity-recoverable gold present in the Furnas mineralization. Based on mineralogical observations, a portion of the gold occurs as free or weakly associated particles that can be efficiently recovered by gravity concentration if treated early in the process flowsheet.

The gravity circuit is conceptually positioned after grinding and ahead of flotation, enabling the early recovery of free gold, before exposure to flotation reagents and minimizing gold losses to tailings. Testwork results completed on a HDGM+HDM composite are shown in Table 13-5.

Table 13-5: Gravity Concentration Results, HDGM/HDM Composite

Flow	Mass		Gold Grade (g/t)	Gold Recovery	
	(g)	(%)		(%)	(% accumulated)
Feed	58,140.0	100	0.52	100	—
Conc. 1	315.9	0.5	17.35	18.2	18.2
Conc. 2	332.8	0.6	6.49	7.2	25.4
Conc. 3	286.1	0.5	9.31	8.8	34.2
Gravity-recoverable gold concentrate	934.8	1.6	11.02	34.2	—
Tailing	57,205.2	98.4	0.35	65.8	—

Date: March 2026 Page 13-17

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report These results demonstrate that gravity separation can recover a measurable and economically relevant proportion of gold into a high - grade gravity concentrate, with:  Gravity gold recoveries typically ranging from approximately 30 - 40% of total gold, depending on lithotype and gold liberation characteristics;  Gravity concentrate grades significantly elevated relative to head grade, commonly exceeding 10 - 40 times the feed gold grade. Copper recovery to the gravity concentrate was negligible, confirming that gravity separation does not negatively impact copper flotation performance or concentrate quality. 13.6.2 Optimization, Magnetic Separation (Tailings) Magnetic separation testwork was completed on the flotation tailings to evaluate the technical viability of recovering magnetite as a potential by - product . Tests focused on the HDGM and HDM lithotypes, which have a high magnetite content . The testwork aimed to determine if a saleable magnetite concentrate could be produced . Secondary considerations were potentially reducing tailings mass and improving tailings characteristics . The tests showed that low - to medium - intensity magnetic separation could produce a clean magnetite - rich concentrate (Fe > 60% ) from flotation tailings . Additional more detailed testwork is planned . Date: March 2026 Page 13 - 18

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

14 MINERAL RESOURCE ESTIMATES

14.1 Introduction

The database used in estimation was closed on August 31, 2025. It includes 347 drill holes totalling 118,387.25 m.

The block model was had parent block sizes of 25 x 25 x 4 m blocks and sub-blocks of 6.25 x 6.25 x 2 m with a Z rotation of 20°.

The estimates were prepared by SDPM Mining Consulting and reviewed by Ero Copper personnel.

14.2 Modelling

14.2.1 Geological Model

The geological model shown in Figure 14-1 was built using Leapfrog Geo software and was based on geological logging and geochemical data. It was refined to the key lithologies shown in Figure 14-2, which represent the grouped mineralized lithologies HD, HD2 and HDQ (Table 14-1).

14.2.2 Grade Shells

The HD and HD2 lithology wireframes were used to constrain gold and copper wireframes. The grade shells were used to discriminate high-grade from low-grade areas as listed in Table 14-2. The resulting grade shells are shown in Figure 14-3 (copper) and Figure 14-4 (gold).

Silver was estimated using the copper grade shell to constrain the block grade interpolation process.

14.2.3 Weathering Model

A weathering model was constructed based on the downhole geologic weathering codes and creates four weathering surfaces:

- SO for soil descriptions;
- SAP for saprolite;
- WR for weathered rock;
- FR for fresh rock.

Date: March 2026 Page 14-1

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Ero Copper, 2025. Figure 14 - 1: Geological Model Plan View, All Lithologies Date: March 2026 Page 14 - 2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Ero Copper, 2025. Figure 14 - 2: Geological Model Plan View, Mineralized Lithological Domains Date: March 2026 Page 14 - 3

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Table 14-1: Model Lithology Groups

Group Lithology	Lithology Code	Lithology Description
HD/HD2	FF	Iron formation
	HDA	Amphibolitic hydrothermalite
	HDAM	Magnetic amphibolitic hydrothermalite
	HDG	Garnet hydrothermalite
	HDGM	Garnet–grunerite–magnetite hydrothermalite
	HDM	Magnetite-bearing hydrothermalite
	BRHD	Hydrothermal breccia
	BRHH	Hematite-bearing hydrothermal breccia
	BRHM	Magnetite-bearing hydrothermal breccia
	VNQ	Quartz vein
	AMPH	Amphibolite
SOL	SOL	Soil
	COB	Eluvium, colluvium or soil
DIO	DIO	Diorite
	DIA	Diabase
HDCHL	HDCHL	Chloritized rock
	XTAF	Amphibolite schist
HDQ	HDQ	Quartzose rock
HDCS	HDCS	Hydrothermal calc–sodic alteration
QTZT	QTZT	Quartzite
XTAN	XTAN	Andalusite schist
GRA	GRA	Granite

Table 14-2: Grade Shell Thresholds

Lithology Domain	Grade Domain	Copper Domain (Cu threshold)	Gold Domain (Au threshold)
HD	HG	≥ 0.60% Cu	≥ 0.40 g/t Au
	LG	≤0.20% Cu but <0.60% Cu	≤0.10 g/t Au but <0.40 g/t Au
HD2	HG	≥ 0.60% Cu	≥0.40 g/t Au
	LG	≤0.20% Cu but <0.60% Cu	≤0.10 g/t Au but <0.40 g/t
HDQ	HG	≥ 0.60% Cu	≥0.40 g/t Au
	LG	≤0.20% Cu but <0.60%	≤0.10 g/t Au but < 0.40 g/t Au

Note: HG = high grade; LG = low grade.

Date: March 2026
Page 14-4

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Ero Copper, 2025. Figure 14 - 3: Copper Grade Shell Date: March 2026 Page 14 - 5

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Ero Copper, 2025. Figure 14 - 4: Gold Grade Shell Date: March 2026 Page 14 - 6

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 3. Exploratory Data Analysis Assay values located inside the grade shell wireframes were used for the statistical analysis . The copper grade shell wireframes were used to constrain the statistical analysis and estimation of both copper and silver . 4. Compositing A review of sample lengths indicated that a 1 m sample length was the dominant sample length ; however, a 2 m weighted length was used to create the composite samples to reduce the variability and coefficient of variation . The data were composited with length of 2 m, residual length of 1 m and equal distribution with 50 % of minimum coverage for all the scenarios . 5. Grade Restrictions, Top - Cuts and Outlier Evaluation Review of the assay data using histograms and probability plots within the wireframe domains for copper and gold, and a visual inspection of high - grade values suggest that cutting of outlier values was appropriate . 1. Copper An outlier restriction of 1 . 5 % Cu was applied directly to the estimator for samples above the distance of the second estimation pass (P 2 : 150 x 150 x 16 m) . For copper, as a default, a 10 % Cu cap was applied to the composites in the high - grade HD copper domain . The remaining copper grade shell domains did not exceed the threshold ; thus, no capping was applied . A 1 . 5 % Cu cap was applied to the copper waste domain, and an outlier restriction of 0 . 25 % Cu was applied in the third estimation pass (P 3 : 200 x 200 x 32 m) . 2. Gold A grade cap of 10 g/t Au was applied to the high - grade HD gold domain . An outlier restriction of 1 . 50 g/t Au was applied for the samples that exceeded the P 2 distance ( 150 x 150 x 16 m) . The remaining estimation domains had no values equivalent to the 10 g/t Au grade cap, and therefore the restrictions were applied in the P 3 estimation ( 200 x 200 x 32 m) . A 0 . 5 g/t Au grade cap was applied to the gold waste wireframe domain composites, and an outlier restriction of 0 . 10 g/t Au was applied in the P 3 estimation ( 200 x 200 x 32 m) . 3. Silver The silver grades in the high - grade HD copper domain were capped at 30 g/t Ag . In the low - grade HD copper domain, the high - grade HDQ domain, and the low - grade HDQ domain, a 10 g/t Ag cap was used . No restrictions were used in the HD 2 low - grade wireframe as the assay values were all below the cap threshold . A grade cap of 10 g/t Ag was applied in the copper waste wireframe . No outlier restrictions were applied . Date: March 2026 Page 14 - 7

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 6. Variography Variograms for the composited data within the grade shells were calculated for copper, gold, silver, and density . The nugget effect was fitted to the downhole variograms, anisotropy was determined from directional variograms, and the sill was normalized to one . All of the copper variograms had the same dip, dip azimuth and pitch, with minor modifications in the minor axis of the first structure . All gold estimation domains had the same direction, and used the same parameters for the first and second structures . All silver estimation domains had the same parameters . 7. Density A total of 29 , 142 specific gravity measurements were used to estimate the specific gravity for the HD, HD 2 , and HDQ lithologies in the resource block model . Ordinary kriging (OK) was used to estimate the HD, HD 2 and HDQ lithologies . For the remaining lithologies, an average specific gravity value was assigned . Specific gravity assignment in the model was dependent on lithology ( Table 14 - 3 ) . The specific gravity interpolation strategy and parameters are described in Table 14 - 4 . 8. Estimation Methodology Interpolation was completed using OK for all domains and elements, and a variable orientation was applied to the estimation domains . An inverse distance squared (ID 2 ) method was used for validation purposes . No nearest neighbour model was constructed because the IDW estimation used dynamic anisotropy . As a result, a restriction in the number of samples used estimation was applied to better depict what is expected of a NN estimator . For copper and silver, the copper grade shell wireframe was used as the estimation domain, and were divided into high - grade and low - grade subsets . Table 14 - 3: Specific Gravity Assignment Date: March 2026 Page 14 - 8 Specific Gravity Average Value Mineralized Domain Estimation Method Lithology Code 1.70 No Average value SO 2.09 No Average value SAP 2.75 No Average value WR 3.07 No Average value DIO 2.73 No Average value GRA 2.75 No Average value HDCS 3.16 Yes Ordinary kriging HD 3.09 Yes Ordinary kriging HD2

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Lithology Code	Estimation Method	Mineralized Domain	Specific Gravity Average Value
HDQ	Ordinary kriging	Yes	2.78
HDCHL	Average value	No	2.99
HDQ_HOST	Average value	No	2.78
QTZT	Average value	No	2.75
XTAN	Average value	No	2.89

Table 14-4: Specific Gravity Estimation Parameters

Domain	Ellipsoid Ranges			Number of Samples		Drill Hole Limit
	Maximum	Intermediate	Minimum	Minimum	Maximum	Max samples per hole
HD	300	300	24	4	12	2
HD2	300	300	24	4	12	2
HDQ	300	300	24	4	12	2

The gold grade shell wireframe was used exclusively for the estimation of gold and as for copper, the different lithological domains were divided into high-grade and low-grade subsets.

The HD, HD2, and HDQ domains had interpolated specific gravity values.

Estimation parameters are summarized in Table 14-5.

Date: March 2026

Page 14-9

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Table 14 - 5: Estimation Parameters Drill Hole Limit Number of Samples Ellipsoid Ranges Grade Cap Discretization Estimation Pass Variable Orientation Domain Element Max samples per hole Maximum Minimum Minimum Intermediate Maximum 2 12 4 16 75 75 10 4x4x2 1 YES HD LG and HG, HD2 LG, HDQ LG and HG Cu (%) 2 12 4 16 150 150 2 2 12 4 16 200 200 3 4 12 4 32 600 600 4 2 12 4 16 75 75 1.5 4x4x2 1 YES Waste 2 12 4 16 150 150 2 2 12 4 16 200 200 3 4 12 4 32 600 600 4 2 12 4 16 75 75 10 4x4x2 1 YES HD LG and HG, HD2 LG, HDQ LG and HG Au (ppm) 2 12 4 16 150 150 2 2 12 4 16 200 200 3 4 12 4 32 600 600 4 2 12 4 16 75 75 0.5 4x4x2 1 YES Waste 2 12 4 16 150 150 2 2 12 4 16 200 200 3 4 12 4 32 600 600 4 2 12 4 16 75 75 10 4x4x2 1 YES HD LG, HD2 LG and HDQ LG and HG Ag (ppm) 2 12 4 16 150 150 2 2 12 4 16 200 200 3 4 12 4 32 600 600 4 2 12 4 16 75 75 30 4x4x2 1 YES HD HG 2 12 4 16 150 150 2 2 12 4 16 200 200 3 Date: March 2026 Page 14 - 10

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Drill Hole Limit Number of Samples Ellipsoid Ranges Grade Cap Discretization Estimation Pass Variable Orientation Domain Element Max samples per hole Maximum Minimum Minimum Intermediate Maximum 4 12 4 32 600 600 4 2 12 4 16 75 75 10 4x4x2 1 YES Waste 2 12 4 16 150 150 2 2 12 4 16 200 200 3 4 12 4 32 600 600 4 Note: Lithology codes described in Section 7.3. HG = high grade; LG = low grade. Date: March 2026 Page 14 - 11

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 14.9 Model Validation The block model was validated using:  Visual comparison via vertical and horizontal sections;  Statistical comparison between OK and ID2;  Swath plots. No major biases were noted in the validation checks. 14.10 Mineral Resource Confidence Classification Mineral Resources were primarily classified into the Indicated or Inferred categories based on drill hole spacing and the copper grade shells . Classification also considered factors such as mineralization continuity, data verification to original sources, and assay data quality . The confidence classifications were:  Indicated: drill spacing ≤75 m, no drill hole to be more distant than 150 m, a minimum of two drill holes to be used, and a slope of regression >0.3;  Inferred: drill spacing ≤150 m and a minimum of two drill holes to be used. The resulting estimates were smoothed to remove isolated confidence category blocks. The final confidence classifications are shown in Figure 14 - 5. 14.11 Reasonable Prospects of Eventual Economic Extraction Mineral Resources were estimated using a copper price of US $ 9 , 039 /t, a gold price of US $ 2 , 500 /oz, a silver price of US $ 24 . 00 /oz, a US $ : BR $ foreign exchange rate of 5 . 50 , and copper, gold, and silver metallurgical recovery rates of 90 . 3% , 74 . 6% , and 71% , respectively . The estimates were constrained using Datamine's mine stope optimizer (MSO) software for mineralization potentially amenable to underground mining methods and Studio NPVS software for mineralization potentially amenable to open pit mining methods . Input parameters to the constraining shapes are provided in Table 14 - 6 . Metal prices used in estimation were based on consensus, long - term forecasts from banks, financial institutions, and other sources . Date: March 2026 Page 14 - 12

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by Ero Copper, 2025. Figure 14 - 5: Mineral Resource Confidence Classifications Date: March 2026 Page 14 - 13

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Table 14-6: Input Assumptions, Constraining Mineable Shapes

Item	Unit	Potential Open pit Mining Methods	Potential Underground Mining Methods
Copper price	US$/t	9,038.94	9,038.94
Gold price	US$/oz	2,500.00	2,500.00
Silver price	US$/t	24.00	24.00
Foreign exchange rate	R$:US$	5.50	5.50
Metallurgical recovery, copper	%	90.30	90.30
Metallurgical recovery, gold	%	74.60	74.60
Metallurgical recovery, silver	%	71.00	71.00
Net smelter return	%	96.50	96.50
Copper LME	US$/lb	4.10	4.10
Copper LME	US$/t	9,038.94	9,038.94
Payable metal, copper	%	96.50	96.50
Payable metal, gold	%	93.00	93.00
Payable metal, silver	%	90.00	90.00
Taxes (CFEM, landowner), copper	%	-3.00	-3.00
Taxes (CFEM, landowner), gold	%	-2.25	-2.2
Taxes (CFEM, landowner), silver	%	-2.25	-2.25
Mineralized material mining cost	US$/t	3.84	22.60
Waste mining cost[1]/ marginal mining cost[2]	US$/t	2.83[1]	21.22[2]
Incremental mining cost (8 m)	US$/t	0.061 *	
Process cost	US$/t mineralized material	7.50	7.50
Tailings dam	US$/t mineralized material	2.25	2.25
General and administrative (operational support)	US$/t mineralized material	1.92	1.92
Sustaining plant	US$/t mineralized material	0.025	0.025
Pit slope angle (SO, SAP, WR)	degrees	32.5	—
Pit slope angle (FR)	degrees	39.5	—
Total costs	***US$/t***	***15.54***	***34.30***
Cut-off grades	***Break-even %***	***0.20***	***0.45***
	Marginal %	***0.17***	***0.43***

Note: LME = London Metals Exchange; SO = soil, SAP = saprolite; WR = weathered rock; FR = fresh rock.

Date: March 2026

Page 14-14

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 14.12 Cut - off Mineral Resources are reported at copper equivalent (CuEq) cut - offs based on the following formula: � 0.01 ∗ ܯ ܯ ܯ ܯ ܥ ܥ ܣ ܣ ∗ ( ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܥ ܥ ܣ ܣ − ܯ ܯ ܥ ܥ ܥ ܥ ܣ ܣ ) � � 0.03215 ∗ ܯ ܯ ܯ ܯ ܣ ܣ ܣ ܣ ∗ ( ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܣ ܣ ܣ ܣ − ܯ ܯ ܥ ܥ ܣ ܣ ܣ ܣ ) � ܥ ܥ ܥ ܥ ܥ ܥ ܥ ܥ = ܥ ܥ ܥ ܥ ( % ) + ܣ ܣ ܥ ܥ ( ݌ ݌ ݌ ݌ ݌ ݌ ) ∗ � � � 0.03215 ∗ ܯ ܯ ܯ ܯ ܣ ܣ ܣ ܣ ∗ � ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܣ ܣ ܣ ܣ − ܯ ܯ ܥ ܥ ܣ ܣ ܣ ܣ �� + ܣ ܣ ܣ ܣ ( ݌ ݌ ݌ ݌ ݌ ݌ ) ∗ ( � 0.01 ∗ ܯ ܯ ܯ ܯ ܥ ܥ ܣ ܣ ∗ ( ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܲ ܥ ܥ ܣ ܣ − ܯ ܯ ܥ ܥ ܥ ܥ ܣ ܣ ) � ) Date: March 2026 Page 14 - 15 Where:  Price is the commodity price: US$9039/t Cu, US$2,500/oz Au; and US$24/oz Ag;  MR: is the metallurgical recovery: average of 90.3% Cu, 74.6% Au and 71.0% Ag;  RC: is the recovered metal . A total unit operating cost for open pit of US $ 15 . 54 /t milled and an operating cost of underground pit of US $ 34 . 30 /t milled, which includes mining, processing, and general and administrative (G&A) expenses, were used in the cut - off grade estimate . The break - even copper - equivalent cut - off grades was 0 . 45 % CuEq for mineralization potentially amenable to underground mining methods and 0 . 20 % CuEq for mineralization potentially amenable to open pit mining methods . The marginal cut - off grade was 0 . 43 % CuEq for mineralization potentially amenable to underground mining methods and 0 . 17 % for mineralization potentially amenable to open pit mining methods . 13. Mineral Resource Statement Mineral Resources are reported in situ, using the 2014 CIM Definition Standards. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Qualified Person for the estimate is Mr. João Estevão Junior, MAIG, of SPDM. The estimates have an effective date of November 30, 2025. The Indicated and Inferred Mineral Resource estimates are summarized in Table 14 - 7. 14. Factors That May Affect the Mineral Resource Estimates Factors which may affect the Mineral Resource estimates include:  Commodity price assumptions;  Changes to geological or grade interpretations, including grade shell considerations;  Density and domain assignments;  Changes to design parameter assumptions that pertain to the conceptual mineable shapes that constrain the estimates ;  Changes to geotechnical, hydrogeological, and metallurgical recovery assumptions ;  Changes to any of the social, political, economic, permitting, and environmental assumptions considered when evaluating reasonable prospects for eventual economic extraction .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 14.15 QP Comments on Section 14 There are no other environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors known to the QP that would materially affect the estimation of Mineral Resources that are not discussed in this Report . There is upside potential for the estimates if mineralization that is currently classified as Inferred can be upgraded to higher - confidence Mineral Resource categories . Date: March 2026 Page 14 - 16

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Table 14 - 7: Indicated and Inferred Mineral Resource Statement Date: March 2026 Page 14 - 17 Contained Metal Grade Tonnage (Mt) Proposed Mining Method Confidence Category CuEq (kt) Ag (koz) Au (koz) Cu (kt) CuEq (%) Ag (g/t Ag) Au (g/t) Cu (%) 2,252 14,547 2,748 1,594 0.83 1.66 0.31 0.59 272.2 Open pit Indicated 876 4,662 1,160 601 0.75 1.24 0.31 0.51 117.1 Inferred 25 156 25 19 0.75 1.44 0.23 0.57 3.4 Underground Indicated 607 3,809 791 418 0.77 1.50 0.31 0.53 78.8 Inferred 2,277, 14,703 2,773 1,613 0.83 1.66 0.31 0.59 275.6 Combined open pit and underground Indicated 1,483 8,470 1,952 1,020 0.76 1.34 0.31 0.52 196.0 Inferred Notes to accompany Mineral Resource estimate: 1. Mineral Resources are reported insitu, using the 2014 CIM Definition Standards. Totals may no sum due to rounding. 2. Mineral Resources that are not Mineral Reserves and do not have demonstrated economic viability. 3. The estimate has an effective date of November 30, 2025. The Qualified Person for the estimate is Mr. João Estevão Junior, MAIG, of SDPM Mining Consulting. 4. Mineral Resources are reported on a 100% basis. Ero Copper holds an option earn - in agreement to earn a 60% interest in the Project. 5. Mineral Resources potentially amenable to open pit mining methods were reported using the following parameters : commodity prices of US $ 9 , 038 . 94 /t Cu, US $ 2 , 500 /oz Au, US $ 24 /oz Ag ; a foreign exchange rate of 5 . 50 ; mining costs of US $ 3 . 84 /t mineralized material mined, US $ 2 . 83 /t waste mined, incremental mining cost of US $ 0 . 061 mined per 8 m of advance, process cost of US $ 7 . 50 /t processed, tailings management costs of US $ 2 . 25 /t processed, general and administrative costs of US $ 1 . 92 /t processed, sustaining plant costs of US $ 0 . 025 /t processed, metallurgical recovery assumptions of 90 . 30 % Cu, 74 . 60 % Au, and 71 % Ag, and pit slope angle assumptions of 32 . 5 ƒ for saprolite, soil, and weathered rock, and 39 . 5 ƒ for fresh rock . 6. Mineral Resources potentially amenable to underground mining methods were reported using the following parameters : commodity prices of US $ 9 , 038 . 94 /t Cu, US $ 2 , 500 /oz Au, US $ 24 /oz Ag ; a foreign exchange rate of 5 . 50 ; mining costs of US $ 22 . 60 /t mineralized material mined, US $ 21 . 22 /t waste mined, process cost of US $ 7 . 50 /t processed, tailings management costs of US $ 2 . 25 /t processed, general and administrative costs of US $ 1 . 92 /t processed, sustaining plant costs of US $ 0 . 025 /t processed, metallurgical recovery assumptions of 90 . 30 % Cu, 74 . 60 % Au, and 71 % Ag . 7. Mineral Resources are reported above a break - even cut - off grade of 0 . 20 % copper equivalent (CuEq) for the Mineral Resources potentially amenable to open pit mining methods, and 0 . 45 % CuEq for the Mineral Resources potentially amenable to underground mining methods . CuEq grade calculated as Cu grade + ((Au grade x 0 . 03215 x $ 2 , 500 gold price x 74 . 6 % gold metallurgical recovery) + (Ag grade x 0 . 03215 x $ 24 . 00 silver price x 71 % silver metallurgical recovery)) / ( 0 . 01 x $ 9 , 039 /tonne copper price x 90 . 3 % copper metallurgical recovery) .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 15 MINERAL RESERVE ESTIMATES This section is not relevant to this Report as no Mineral Reserves have been estimated. Date: March 2026 Page 15 - 1

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 16 Date: March 2026 Page 16 - 1 MINING METHODS 1. Overview The 2026 PEA is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessment will be realized . The 2026 PEA assumes a combined open pit and underground operation . Open pit extraction assumes conventional drill - and - blast methods with excavator loading and truck haulage . The assumed mining method for the proposed underground mine is sublevel stoping with cemented paste backfill in primary stopes and waste rock backfill in secondary stopes . The proposed mining methods were selected based on deposit geometry, rock mass quality, and production requirements . 2. Sub - set Of Mineral Resource Estimate in the 2026 PEA Mine Plan The 2026 PEA mine plan is based on a sub - set of Material Included in the PEA Mine Plan ( Table 16 - 1 ) . 3. Open pit 1. Geotechnical Considerations The geotechnical assessment integrates lithological interpretation, weathering profiles, structural features, and rock mass classification derived from an integrated geomechanical database comprising approximately 69 , 000 m of drill hole information, including 66 geomechanical drill holes ( 24 , 317 m) completed by Ero Copper, and 145 historical drill holes ( 44 , 753 . 6 m) completed by Vale, supplemented by laboratory testing including 60 uniaxial compressive strength tests, 60 triaxial tests, and 60 Brazilian tensile tests . Rock mass quality classification was reviewed using rock quality designation (RQD), the Q - system for rock mass classification (Q ′ ), and rock mass rating methodologies . The pit areas were subdivided into distinct geotechnical domains reflecting variations in lithology, alteration intensity, weathering profile, and structural position . For open pit slope assignment, four principal domains were considered : soil, saprolite, weathered rock, and fresh rock . These domains reflect progressive improvement in rock mass quality with depth .

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Table 16-1: Sub-Set of Material Included in the PEA Mine Plan

Confidence Category	Potential Mining Method	Tonnes (Mt)	Grade			
			Cu (%)	Au (g/t)	Ag (g/t)	CuEq (%)
Indicated	Open pit	51.9	0.52	0.27	1.57	0.89
Inferred		22.2	0.47	0.27	1.01	0.57
Indicated	Underground	95.5	0.66	0.40	1.89	0.95
Inferred		70.0	0.54	0.37	1.56	0.81
Indicated	Combined open pit and underground	147.5	0.61	0.35	1.77	0.87
Inferred		92.2	0.52	0.34	1.43	0.78

Note: Footnotes to Table 14-7 also apply to this table.

Rock mass characterization incorporated representative parameters including intact strength, degree of fracturing, alteration intensity, and structural orientation. Fresh hydrothermal units of the HD family generally exhibit improved RQD and rock mass rating (RMR) values compared to chlorite-rich or intensely altered domains (RCL, HCS), which locally impose slope restrictions.

Slope design parameters were assigned by domain based on empirical rock mass behavior and industry benchmarking for similar lithologies. Bench heights of 8 m were adopted in soil, saprolite, and weathered rock to maintain excavation control and grade selectivity. In fresh rock, operational double benching up to 16 m was considered appropriate due to improved rock mass competence and drilling efficiency.

The selected slope parameters are summarized in Table 16-2.

The decoupling height of 144 m represents the vertical transition between geotechnical domains within the conceptual slope model and reflects the interpreted change in rock mass behavior with depth.

Structural observations indicate that foliations and lithological contacts predominantly dip toward the northeast. While detailed kinematic slope stability analysis was not performed at the 2026 PEA stage, slope orientation and inter-ramp angles were selected conservatively to reduce potential structurally controlled wedge formation along dominant discontinuity sets.

No limit equilibrium modelling, probabilistic slope stability assessment, or numerical finite element/finite difference modelling has been undertaken at this stage. The adopted inter-ramp angles and overall slope angles are considered reasonable for 2026 PEA-level evaluation and are consistent with empirical rock mass classifications and preliminary hydrogeological assumptions.

Date: March 2026
Page 16-2

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Furnas Project
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NI 43-101 Technical Report

Table 16-2: Open pit Slope Design Parameter by Geomechanical Domain

Zone	Inter-Ramp Angle (º)	Face Angle (º)	Bench Height (m)	Berm Width (m)	Slope Angle (º)	Catch Berm (m)
Soil	35.0	60	8	6.8	33.5	12
Saprolite	35.0	60	8	6.8	33.5	12
Weathered rock	35.0	60	8	6.8	33.5	12
Fresh rock	43.0	60	16	7.9	40.9	12

The geotechnical framework also supports the operational constraint limiting annual vertical advance to approximately 11 benches per year, which reduces prolonged exposure of fresh rock slopes and allows progressive slope formation in line with domain transitions.

The slope design remains conceptual and will require confirmation and refinement during subsequent study phases. Additional oriented drilling refined structural mapping, numerical stability modelling, and hydro-mechanical coupling assessment will be required to support final slope configuration and long-term stability evaluation.

16.3.2 Hydrogeological Considerations

The hydrogeological framework for the proposed open pit operations is based on an integrated conceptual model developed from geological interpretation, structural mapping, piezometric monitoring (12 surface monitoring instruments (eight weirs and four staff gauge stations), multi-level piezometric wells installed in selected sectors; and systematic groundwater monitoring campaigns initiated in 2011), and hydraulic testing programs (slug, packer, and pumping tests). These datasets provided a qualitative to semi-quantitative understanding of hydraulic conductivity variability across lithological domains. No numerical groundwater model was developed at the PEA stage; however, the conceptual model is considered sufficient to anticipate groundwater inflow behavior relevant to the 2026 PEA open pit design and scheduling.

Two principal groundwater flow systems were identified in the Project area, a shallow weathered aquifer, and a deeper, fractured rock aquifer. Groundwater behaviour in the open pit areas would be controlled by:

- Weathering thickness and surface recharge;
- Structural fabric orientation;
- Hydrothermal alteration intensity;
- Fracture density and connectivity.

Groundwater inflows were interpreted to be:

- Localized rather than regionally extensive;
- Structurally controlled at depth;
- Influenced by seasonal recharge in weathered domains.

For the 2026 PEA configuration, groundwater was assumed to be manageable using conventional open pit water control measures, including:

Date: March 2026
Page 16-3

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report  In - pit drainage ditches;  Ramp drainage systems;  Sump pumping;  Surface diversion channels. For design purposes, the expected average pumping rate for the open pit is approximately 995 litres per second (L/s), based on a 50 % capture of the estimated combined pit inflow of 1 , 989 L/s . The underground mine will contribute an additional expected pumping rate of approximately 50 L/s, which would be managed through localized pumping and recirculation systems . The maximum site - wide design pumping capacity was estimated to be approximately 3 , 880 cubic metres per hour (m³/h) ( 1 , 077 L/s) to accommodate peak inflow conditions . No large - scale depressurization wells were assumed at the 2026 PEA stage . 3. Proposed Operations Three open pits (SE - OP, NW - OP, and D 1 NW - OP) are planned, see locations in Figure 16 - 1 . 1. Mine Designs The open pit mine plan was initially developed using a three - dimensional mine design model in MinePlan, incorporating pit shells, pushbacks, haul road geometries, and geotechnical constraints . The open pit schedule was subsequently integrated with the underground mine design in Deswik, allowing coordinated sequencing of open pit and underground operations within a unified life - of - mine framework . This integration ensured spatial and temporal consistency between open pit deepening, underground access development, and mill feed delivery . 2. Dilution and Mining Loss During schedule preparation, the resource block model was re - blocked to align with the operational bench height and equipment selectivity parameters adopted in the pit design . As part of this re - blocking process, an additional 5 % dilution factor was applied to account for the practical mining selectivity . Date: March 2026 Page 16 - 4

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Figure 16 - 1: Proposed Open pit Location Plan Date: March 2026 Page 16 - 5

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 3. Mining Assumptions The open pit operations were designed to operate on a continuous basis, 24 hours per day and seven days per week, using three 8 - hour shifts per day . Mining personnel will operate under a six days on, two days off roster, while administrative and support personnel operate under a five days on, two days off schedule . These operating assumptions were used to estimate the effective annual hours that were applied in productivity calculations and fleet sizing . Mining activities will include production drilling, blasting, loading, and hauling of both mill feed and waste material . There will be multiple active working faces within each mining phase to enable parallel drilling, blasting, and loading activities while preserving safe separation distances . Annual vertical advance was assumed to not exceed approximately 11 mined benches per year, except during defined pre - stripping campaigns . This constraint supported maintenance of minimum mining widths ( 40 m), haul road continuity, and equipment maneuverability, and was consistent with the geotechnical recommendations outlined in Section 16 . 3 . 1 . Control of vertical development rate was considered a key operational constraint, as excessive deepening within a single period could reduce effective working width, constrain equipment productivity, and increase geotechnical exposure . The adopted deepening limits formed part of the operational basis used in developing the production schedule . Material handling was defined to prioritize direct mill feed delivery to the processing plant, with temporary stockpiling applied to manage blending requirements and short - term production variability . Waste material will be transported to designated waste rock storage facilities consistent with haul distances used in the cost model . Haulage distances and elevation changes associated with progressive pit deepening were incorporated into the productivity assumptions applied to the haul fleet and were reflected in the operating cost model . 4. Pit Phases A phased development approach was outlined, which will commence with mining in the SE - OP pit, where near - surface mineralization enables early access to the mineralization, and will support plant ramp - up . Initial pre - stripping activities will be conducted at Phase 01 and Phase 02 of the SE - OP pit, as these two phases are not nested and may be developed independently, providing operational flexibility during the early years of production . Following establishment of steady - state production, mining will progress through successive phase pushbacks in the SE - OP, NW - OP, and D 1 NW - OP pits in accordance with strip ratio evolution and mill feed release timing requirements . The final designs for each pit are shown in Figure 16 - 2 to Figure 16 - 5 . Date: March 2026 Page 16 - 6

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Figure 16 - 2: Operational Design, Sector D1 NW - OP Date: March 2026 Page 16 - 7

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Figure 16 - 3: Operational Design Phase 01, Sector SE - OP Date: March 2026 Page 16 - 8

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Figure 16 - 4: Operational Design Phase 02, Sector SE - OP Date: March 2026 Page 16 - 9

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note : Figure prepared by REDCO, 2026 . Figure 16 - 5: Operational Design Phase 03, Sector SE - OP 16.3.3.5 Cut - off Considerations The marginal cut - off was defined using a net smelter return (NSR) - based cut - off methodology that used the input parameters summarized in Table 16 - 3 . Using these input values, the marginal NSR - based cut - off equated to US $ 8 . 07 /t mill feed material . This cut - off was applied during pit optimization and long - term scheduling to differentiate mill feed from waste . Date: March 2026 Page 16 - 10

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Table 16 - 3: Input Parameters, NSR Cut - off Date: March 2026 Page 16 - 11 Value Unit Parameter 4.1 US$/lb Copper price 2500 US$/oz Gold price 50 US$/dmt Smelter charges 0.05 US$/lb Copper refining charges 5 US$/oz Gold refining charges 90 US$/wmt Total freight cost 96.5 % Copper (payable metal) 90 % Gold (payable metal) 8 % Moisture 0.2 % Transport loss 90.3 % Copper recovery 74.6 % Gold recovery 28 % Copper grade in concentrate 6.7 g/t Gold grade in concentrate 7.5 US$/t mill feed material Processing costs 2.0 US$/t mill feed material General and administrative costs 8.07 US$/t mill feed material Hill of value - derived operating cost 6. Blasting and Explosives Production drilling is planned to use 101 . 6 mm rotary drill rigs (Sandvik DX 800 ) with a service life of 70 , 000 operating hours and an average drilling rate of approximately 25 metres per hour (m/h) . Planning factors include 80 % mechanical availability, 80 % utilization, and 83 % operating efficiency . Bulk explosives will consist of emulsion and ammonium nitrate/fuel oil (ANFO) with unit prices of US $ 740 /t and US $ 670 /t, respectively . Based on bench heights of 8 m in weathered domains and up to 16 m in fresh rock, the average powder factor is estimated at approximately 0 . 08 kilograms per tonne (kg/t) . Drilling consumables, including tricone bits and associated components, were estimated based on typical service life and incorporated in the mining cost model . The selected drilling diameters and powder factors are consistent with the adopted bench configuration and are considered appropriate to achieve fragmentation compatible with the selected hydraulic excavator bucket capacity (approximately 5 . 2 cubic metres (m³), thereby supporting loading productivity assumptions applied in fleet sizing . Fragmentation assumptions were developed to be consistent with the adopted slope configurations and bench heights . 7. Grade Control and Production Monitoring Grade control is assumed to use a combination of :

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- Blast hole sampling, where operationally implemented,
- Face mapping and geological boundary control,
- Survey control of dig limits,
- Periodic model updates incorporating production data.

Reconciliation data are expected to be used to refine short-term planning assumptions and support progressive improvement of dilution and recovery factors in subsequent study phases.

16.3.4 Forecast Production Schedule

The open pit operation is planned to deliver approximately 74.1 Mt of mill feed over a 16-year mine life (Table 16-4; Figure 16-6). Total waste movement will be approximately 235.6 Mt, and the average production rate is forecast at approximately 6.5-6.6 Mt/a. The overall strip ratio is estimated at approximately 3.2 over the open pit life.

Peak total material movement reaches approximately 35 Mt per year, with a temporary pre-stripping peak of approximately 52 Mt per year as defined in the production schedule. The production assumptions by pit are provided in Table 16-5, and the forecast number of benches in each period, by pit phase, in Figure 16-7.

The annual mill feed and waste movement by period, including total material movement and associated strip ratio, are summarized in Table 16-6.

16.3.5 Proposed Equipment Requirements

The open pit mining operation is based on a conventional truck and excavator fleet selected to ensure compatibility with the pit geometry, bench configuration, ramp gradients, and annual material movement targets.

Equipment quantities were determined by dividing required annual material movement by calculated unit productivity per equipment class. The fleet was sized to sustain the temporary peak movement rate (52 Mt/a) occurring during concentrated pre-stripping campaigns, ensuring that peak stripping requirements could be achieved without creating operational bottlenecks.

Table 16-4: Forecast Open Pit LOM Production

Parameter	Unit	Value
Total mill feed material	Mt	74.1
Total waste	Mt	235.6
Strip ratio	LOM	3.2
Mine life	Years	16
Average production mill feed material	Mt/a	6.6
Peak movement	Mt/a	35
Peak pre-stripping	Mt/a	52
Maximum vertical advance	benches/year	11
Bench height	m	8–16
Minimum working width	m	40

Note: Numbers have been rounded.

Date: March 2026
Page 16-12

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report


Mine Plan Open Pit by Phase
D1-NW-OP F1
NW-OP F1
SE-OP F1
SE-OP F2
SE-OP F3
Tonnage [Mt]
0
1
2
3
4
5
6
7
Y-3
Y-2
Y-1
Y1
Y2
Y3
Y4
Y5
Y6
Y7
Y8
Y9
Y10
Y11
Y12
Y13
Y14
Period

Note: Figure prepared by REDCO, 2026. Note D1 = first open pit at NW-OP; F1, F2 and F3 denote pit phases.

Figure 16-6: Forecast Open Pit LOM Material Movement

Table 16-5: Production Forecast by Individual Open Pit

Open Pit	Mill Feed Material (Mt)	Waste (Mt)	Copper Grade (%)	Gold Grade (Au)	Silver Grade (Ag)	Copper Equivalent Grade (CuEq)
NW-OP	32	110	0.44	0.23	0.99	0.61
SE-OP	37	102	0.58	0.3	1.84	0.80
D1 NW-OP	5	26	0.43	0.26	0.89	0.62

Date: March 2026
Page 16-13

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Periods shown are 2026 PEA conceptual years. Figure 16 - 7: Benches Mined Per Period Forecast by Pit Phase Date: March 2026 Page 16 - 14

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Table 16 - 6: Open Pit Forecast Production Summary by Year Date: March 2026 Page 16 - 15 TOTAL Y14 Y13 Y12 Y11 Y10 Y9 Y8 Y7 Y6 Y5 Y4 Y3 Y2 Y1 Y - 1 Y - 2 Y - 3 Units 74.4 1.8 2.1 2.9 2.9 2.9 6.6 6.6 6.6 6.6 6.6 6.6 6.6 6.6 6.6 2.4 — — Mt Tonnage 239.8 0.2 0.4 1.3 2.8 2.2 2.9 5.1 6.3 10 27.4 28.4 28.4 45.4 28.4 32.6 18 — Mt Waste 0.51 0.33 0.38 0.41 0.43 0.42 0.43 0.45 0.48 0.51 0.46 0.52 0.54 0.64 0.75 0.48 — — % Copper grade 0.27 0.2 0.18 0.22 0.24 0.22 0.2 0.23 0.26 0.29 0.29 0.29 0.38 0.34 0.28 0.12 — — g/t Gold grade 1.40 0.8 0.91 0.91 0.85 0.95 0.95 1.08 1.26 1.37 1.23 1.43 1.54 2.23 2.48 1.49 — — g/t Silver grade 0.70 0.48 0.51 0.57 0.61 0.58 0.58 0.62 0.68 0.72 0.67 0.73 0.81 0.89 0.95 0.57 — — % CuEq grade Note: Y = 2026 PEA conceptual year. Numbers have been rounded.

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report The conceptual loading fleet will consist of hydraulic excavators equipped with approximately 5 . 2 m³ ( 6 . 8 cubic yard (yd³)) buckets . This excavator bucket size is compatible with the proposed 40 tonne (t) haul truck payload and will allow for an appropriate pass match factor and efficient loading cycles . The haulage fleet will consist of rigid - frame trucks with a nominal payload of approximately 40 t . Progressive increases in haul distance as pit deepening advances were incorporated into cycle time calculations and reflected in fleet sizing and cost modeling . Auxiliary equipment will include bulldozers, wheel dozers, motor graders, and water trucks . Auxiliary fleet quantities will vary by period in accordance with stripping intensity . Equipment requirements are provided by period in Table 16 - 6 . 4. Underground The underground operations are envisaged as mining two areas, NW - UG and SE - UG, which are approximately 1 , 450 m apart ( Figure 16 - 8 ) . 1. Geotechnical Considerations The geotechnical evaluation was supported by a consolidated dataset consisting of :  66 geomechanical drill holes ( 24 , 317 m) completed by Ero Copper, with complete Q - system and RMR logging and 145 historical drill holes ( 44 , 753 . 6 m) completed by Vale, integrated primarily through RQD records ;  An updated RQD model prepared by consultant Luis Navarro (2025);  Approximately 69,000 m of integrated geomechanical information;  60 uniaxial compressive strength tests;  60 triaxial tests;  60 Brazilian tensile tests;  6,250 structural records including foliations, veinlets, and lithological contacts. Rock mass classification was recalculated using the unified database . Q ′ and rock mass values were derived using interval - length weighted statistical treatment . The lithological package consists of 11 principal rock groups strongly affected by hydrothermal alteration . Silicified units (RSL, QTZ, RSL_HOST) displayed high mechanical competence, whereas chlorite - rich and intensely altered rocks (RCL, HCS) consistently showed lower RQD and reduced rock mass quality . Schistose units (XTA, XTB, XTAF) showed moderate and variable geomechanical behavior depending on foliation orientation and degree of alteration . Date: March 2026 Page 16 - 16

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Table 16-7: Forecast Open Pit Equipment Requirements by Period

Period	Primary			Support/Auxiliary			
	Drilling	Hauling	Loading	Bulldozer	Wheeldozer	Graders	Water Truck
Y-3	0	0	0	0	0	0	0
Y-2	6	18	3	5	3	2	1
Y-1	12	34	6	8	4	4	2
Y1	12	33	6	8	4	4	2
Y2	17	44	8	10	5	5	2
Y3	12	29	6	8	4	4	2
Y4	12	29	6	8	4	4	2
Y5	12	30	6	8	4	4	2
Y6	6	16	3	5	3	2	1
Y7	5	14	2	4	2	2	1
Y8	4	13	2	4	2	2	1
Y9	4	11	2	4	2	2	1
Y10	2	6	1	3	2	1	1
Y11	2	9	1	3	2	1	1
Y12	2	7	1	3	2	1	1
Y13	1	4	1	3	2	1	1
Y14	1	3	1	3	2	1	1

Date: March 2026
Page 16-17

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026 Figure 16 - 8: Conceptual Underground 3D Mine Layout Date: March 2026 Page 16 - 18

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NI 43-101 Technical Report

Table 16-8: Rock Mass Classification

Structural Position	RMR89 Range	MRMR Range	Rock Class
Hanging wall	49–50	27–29	III
Mineralized zone	47–50	27–29	III
Footwall	48–50	27–30	III

Note: RMR = rock mass rating, MRMR = mining rock mass rating

Deep intervals (>100 m) generally exhibited improved Q′ and RMR values due to reduced weathering and better preservation of structural integrity, whereas shallow domains show reduced rock mass quality, particularly near hydrothermal alteration fronts. The hanging wall had the greatest variability in rock mass quality, influenced by RCL intervals and chlorite-rich shear zones near the mineralization contact. The footwall had more consistent rock mass quality classifications, and was dominated by moderate quality schist units. The mineralized zone, largely hosted within HD units, generally had intermediate to good rock mass quality. The rock mass rating information for the hanging wall, mineralized zone, and footwall units is provided in Table 16-7.

For preliminary evaluation purposes, representative stress ratios derived from comparable regional conditions were adopted:

- Kmax = 1.34 (azimuth 150°);
- Kmin = 0.65 (azimuth 60°);
- Induced principal stress within representative stopes ≈ 10 megapascals (MPa).

These stress assumptions are considered appropriate for PEA-level empirical evaluation.

Preliminary sizing of open stopes was performed using the empirical stability graph methodology based on the modified Q-system (Potvin, 1988; Nickson, 1992). Hydraulic radius values were calculated for proposed stope geometries considering sidewall, back, and end-wall surfaces. The empirical assessment indicated:

- HD and silicified units could support larger stope spans due to higher stiffness;
- RCL and HCS domains impose restrictions on span and height;
- Deep domains may require combined support systems (bolts, mesh, fiber-reinforced shotcrete);
- HW–mineralization contacts involving RCL that represent locally sensitive stability zones.

Pillar sizing was evaluated using empirical approaches consistent with tributary area stress methodologies, and representative rock mass strength parameters derived from laboratory testing. The resulting recommendations are provided in Table 16-8.

Date: March 2026
Page 16-19

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NI 43-101 Technical Report

Table 16-9: Preliminary Stope and Pillar Dimension Recommendations

Parameter	Units	≥100 m Depth	<100 m Depth
Stope height	m	40	40
Stope width	m	15–18	15–20
Rib pillar	m	8	8
Wall pillar	m	8	8
Sill pillar	m	15	15

Panel configurations will consist of three stacked stopes separated by sill pillars. Mining should proceed from bottom-up within each panel to:

- Control stress redistribution;
- Limit exposure of unsupported spans;
- Maintain confinement through paste backfill curing.

Ground support requirements were defined conceptually as follows:

- Competent HD units: systematic rock bolting with localized mesh;
- Altered domains (RCL, HCS): bolts, mesh, and fiber-reinforced shotcrete;

Development headings were sized to accommodate 15 t class load–haul–dump (LHD) equipment and underground haul trucks.

16.4.2 Hydrogeological Considerations

The hydrogeological framework for the Furnas Project is based on the conceptual model originally developed in 2012 by Vale and its third-party consultants.

The objective of the hydrogeological assessment at the 2026 PEA stage was to characterize groundwater flow systems, identify potential inflow zones that could affect underground development, and define preliminary design assumptions for drainage and water management.

Information on the groundwater flow systems, and available testwork was provided in Section 16.3.2.

Testing results indicated that hydraulic conductivity varied significantly across lithological units, with low values in fresh, competent rock and elevated conductivity in fractured and saprolitic zones.

Based on the conceptual hydrogeological framework:

- Groundwater inflows are expected to be localized and structurally controlled;
- Deep drainage systems will be required in ramp development areas;
- Portal protection measures, including diversion ditches and localized pumping systems, should be reviewed in the next study phase;
- Permanent groundwater monitoring at key structural intersections will be required during underground development.

Date: March 2026
Page 16-20

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NI 43-101 Technical Report

For the purposes of the 2026 PEA, groundwater inflows are assumed to be manageable using conventional underground dewatering methods. No major regional aquifer depressurization requirements were assumed.

Water management infrastructure will include level sumps, drainage galleries, and staged pump stations. Pump station sizing and staging are consistent with the estimated inflow rates of approximately 50 L/s for underground operations.

16.4.3 Proposed Operations

16.4.3.1 Mine Designs

The mine sequence was structured to enable progressive transition from predominantly surface mining to combined open pit and underground production by considering:

- Early stripping, to allow for timely underground portal and ramp access;
- Phased progression, to avoid interference with planned underground infrastructure corridors;
- Sequencing, to support coordinated material flow during the overlap period between open pit and underground operations.

The underground infrastructure was configured to support:

- Three-level panel stoping;
- Bottom-up retreat sequencing;
- Primary–secondary extraction;
- Progressive ventilation raise installation;
- Backfill distribution.

All infrastructure components were incorporated into the three-dimensional mine layout used for development scheduling and production planning. This layout included stope solids, development layouts, access ramps, ventilation raises, material handling infrastructure, and backfill requirements (Figure 16-9).

16.4.3.2 Dilution and Mining Loss

Dilution and mining recovery assumptions for the underground operations were defined at the PEA level for the sub-level stoping transverse mining method with paste backfill.

Date: March 2026
Page 16-21

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026 Figure 16 - 9: Mining Sequence Requirements Date: March 2026 Page 16 - 22

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Dilution was applied by stope type to reflect expected overbreak and material mixing along stope boundaries during extraction :  Dilution : primary stopes : 9% ;  Dilution : secondary stopes : 12% . The higher dilution assumed for secondary stopes reflects mining adjacent to previously extracted and backfilled stopes, as well as the influence of locally more altered or weaker geomechanical domains . Mining recovery was assumed as follows :  Recovery : primary stopes : 90% ;  Recovery : secondary stopes : 90% . These recovery factors correspond to a 10 % mining loss for both primary and secondary stopes . Losses account for material not recovered at stope extremities, irregular contacts, and local stability constraints . These assumptions were applied consistently in the underground production planning for the 2026 PEA and will be refined in subsequent study phases through stope optimization and domain - based geomechanical analysis . 3. Mining Assumptions Mineralization within the NW and SE Sectors is characterized by steep to moderately steep dips (approximately 55 – 65 ƒ ) and thicknesses compatible with longitudinal stoping layouts . The underground mines are intended to operate as fully mechanized, trackless, diesel operations . Production stopes will be mined using longhole drilling and blasting from dedicated drilling drifts developed within the mineralized zone . Stope extraction orientation was aligned with the dominant structural trends to reduce adverse structural intersection and potential wedge formation . The resulting sequence will maintain adequate working faces, provide production flexibility between zones, and align with the integrated open pit – underground transition strategy . Stopes were organized into vertical panels composed of three stacked stopes (approximately 120 m total panel height) separated by a 15 m sill pillar . Within each production level, primary and secondary stopes were arranged in alternating sequences :  Development of access ramp and sublevel drifts;  Establishment of drilling drifts and slot raises;  Extraction of primary stopes from the lowest level of the panel in retreat;  Placement of cemented paste backfill in primary stopes;  Curing period to achieve required backfill strength;  Extraction of secondary stopes once lateral confinement criteria are satisfied;  Backfilling of secondary stopes with waste rock;  Advancement to upper levels within the panel. Date: March 2026 Page 16 - 23

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 4. Mine Sequencing Underground production will be initiated in the SE - UG zone in Year 3 , following completion of initial access and development works . The NW - UG zone will commence production in Year 12 , providing sustained underground contribution during the later years of the mine life . 5. Schedule Development The production schedule was constructed directly from 3 D stope and development solids to ensure spatial consistency between development advance, panel preparation, stoping, and backfill activities . Development metres, stope volumes, and sequencing constraints were quantified from the geometric mine model, ensuring that annual production rates are supported by adequate prepared inventory and accessible working faces . The conceptual underground infrastructure incorporated in the schedule included :  Approximately 322 km of horizontal development ( Figure 16 - 10 );  Approximately 14.5 km of vertical development;  Progressive installation of conveyor - based material handling infrastructure reaching up to approximately 17 km in total length at full development;  Portal and ramp integration with the open pit operations. The schedule reflected realistic ramp - up constraints associated with :  Access development to first production panels;  Installation of conveyor infrastructure;  Ventilation circuit establishment;  Backfill system commissioning. Peak underground production rates were aligned with the integrated mill feed requirement of approximately 37 , 000 tonnes per day (t/d) combined from open pit and underground sources . The production profile will maintain a progressive build - up of active panels . Date: March 2026 Page 16 - 24

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO 2026.Periods shown are 2026 PEA conceptual years. Figure 16 - 10: Horizontal Underground Development by Underground Mine Date: March 2026 Page 16 - 25

Furnas Project
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NI 43-101 Technical Report

16.4.3.6 Cut-off Considerations

Multiple cut-off scenarios were evaluated to determine the cut-off that maximized project net present value (NPV) under the integrated open pit and underground production strategy, using a hill of value approach. Input parameters are summarized in Table 16-11.

Using these input values, the marginal NSR-based cut-off equated to US$40/t mill feed material. This cut-off was applied during long-term scheduling to differentiate mill feed from waste in the underground operations.

16.4.3.7 Blasting and Explosives

Production stopes will be mined using longhole drilling and blasting from dedicated drilling drifts developed within the mineralized zone.

Blast design objectives included:

- Controlled fragmentation compatible with load–haul–dump (LHD) vehicle loading capacity;
- Minimization of overbreak at hanging wall contacts;
- Dilution control in structurally sensitive domains.

Drilling was assumed to be conducted by a long-hole production drill, drilling 40 m long, 76 - 102 mm production holes. The assumed explosive was a bulk emulsion, using non-electric initiation systems.

16.4.3.8 Grade Control and Production Monitoring

Grade control activities are expected to include:

- Face sampling during development;
- Stope sampling where accessible;
- Blast hole sampling where operationally feasible;
- Short-term geological interpretation and boundary control.

Production monitoring will include tracking of tonnes, grade, dilution, and recovery by stope and panel. A reconciliation strategy will be incorporated in the operations.

16.4.4 Conceptual Underground Infrastructure and Materials Handling

16.4.4.1 Ramp Access

Primary underground access will be provided through portal entries integrated with the open pit operation and connected to a system of main ramps. The ramp geometry was defined to accommodate trackless mining equipment. The ramp system will be used for personnel access, equipment mobilization, ventilation intake, and service distribution corridors.

Date: March 2026 Page 16-26

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Table 16-10: Input Parameters, Underground Cut-off Determination

Parameters	Unit	Value
Underground mine operating	US$/t milled	22.6
Plant operating	US$/t milled	7.5
General and administrative	US$/t milled	2
Total operating cost	US$/t milled	32.1
Hill of value derived NSR cut-off	US$/t milled	40

16.4.4.2 Level Development and Production Access

The underground layout will include:

- Main haulage levels;
- Sublevel drilling drifts;
- Crosscuts to mineralized zones;
- Access drives for production stopes.

Typical excavation sections were defined in accordance with equipment size and ventilation requirements, and generally in the range of 4.5 m x 4.5 m for production and drilling levels. Larger sections were designed where required for main haulage or conveyor installations.

16.4.4.3 Materials Handling

The underground material handling system is based on conveyors to transport mineralization to the surface. Broken mineralization will be mucked by LHD units from production stopes, and transferred to ore passes or loading chutes, where it will be reduced in size using mobile underground crushers. From the crushers, it will be fed to intermediate conveyors and delivered to the main conveyor system.

The main conveyor will extend progressively as mining advances and will ultimately reach a conceptual length of approximately 17 km when both underground mines are in operation. A schematic showing the final conveyor layout envisaged in the 2026 PEA plan is provided in Figure 16-11.

Date: March 2026 Page 16-27

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Figure 16 - 11: Proposed Conveyor Layout Schematic Date: March 2026 Page 16 - 28

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NI 43-101 Technical Report

16.4.4.4 Electrical Systems

Electrical distribution was assumed to be supplied from surface substations and stepped down underground through a staged distribution network. Infrastructure will include:

- Underground substations;
- Power reticulation to production and development areas;
- Communication systems;
- Monitoring and control systems.

Service installations will also include compressed air lines (where required), water supply lines, and backfill distribution pipelines integrated with the production levels.

16.4.4.5 Maintenance and Operational Facilities

Underground service areas will include:

- Equipment workshops;
- Refueling bays;
- Explosives magazines;
- Refuge chambers;
- Emergency egress routes.

These facilities are positioned to minimize travel distances while maintaining safe separation from production areas and ventilation return circuits.

16.4.5 Proposed Backfill

The backfill assumptions include the use of cemented paste backfill for primary stopes and waste rock backfill for secondary stopes. Cemented paste backfill will be produced at surface using tailings generated from the process plant. Key parameters for the cemented paste are summarized in Table 16-11. The paste mixture is designed to achieve a target unconfined compressive strength in the range of approximately 1.5-3 MPa at 28 days.

Paste will be delivered underground through a dedicated pipeline network operating under a combination of gravity flow and pumping depending on elevation and distance from the paste plant. Distribution to individual stopes will be via vertical raises and level distribution lines. Pipeline routing will be progressively extended as underground development advances vertically and laterally.

Waste rock will be transported underground using articulated trucks and placed using LHD units.

Date: March 2026
Page 16-29

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Table 16-11: Assumed Paste Backfill Parameters

Parameter	Unit	Value
Paste density	t/m^3	1.69
Cement content	%	6.26
Pumping rate	m^3/h	600
Stope fill time	days	30

16.4.6 Conceptual Ventilation

The system envisaged is based on a forced ventilation layout with defined intake and exhaust circuits to control airflow direction and prevent recirculation.

The fresh air requirements are estimated to average 465 thousand cubic feet per minute (kfcm) for each period. Fresh air intake will be supplied through:

- Main access ramp(s);
- Dedicated intake raises where applicable.

Intake air will be distributed along main haulage levels and subsequently directed toward active development headings and stoping areas through auxiliary ventilation systems.

Contaminated air will be exhausted through:

- Staged exhaust raises;
- Dedicated return airways;
- Surface exhaust fans.

The staged configuration will allow exhaust air from lower levels to be progressively collected and directed to surface, while maintaining separation between intake and return circuits.

The ventilation system layout for the proposed NW-UG and SE-UG mines are shown in Figure 16-12 and Figure 16-13 respectively.

Ventilation requirements were estimated at a conceptual level based on:

- Installed diesel power of mobile equipment fleet;
- Number of concurrent development and production headings;
- Backfilling activities;
- Regulatory airflow requirements per kW of diesel power.

Date: March 2026
Page 16-30

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Blue = fresh air; red = contaminated air. Figure 16 - 12: Isometric Conceptual Underground Ventilation Network Schematic, NW - UG Date: March 2026 Page 16 - 31

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Blue = fresh air; red = contaminated air. Figure 16 - 13: Isometric Conceptual Underground Ventilation Network Schematic, SE - UG Date: March 2026 Page 16 - 32

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report The system was sized to accommodate peak production scenarios, including simultaneous :  Production drilling;  Longhole blasting cycles;  Development advance;  Backfill operations. Airflow demand is expected to increase during production ramp - up and during periods of concurrent activity across NW - UG and SE - UG . Auxiliary ventilation is assumed for development headings, slot raises, and active stopes . Auxiliary fans and ducting will be used to deliver fresh air directly to working faces and to remove blasting fumes and diesel exhaust gases following production cycles . Ventilation controls, including regulators and stoppings, were assumed to manage airflow distribution as mining advances . At the current planned mining depths and climatic conditions, no refrigeration plant has been included in the PEA configuration . Heat load management is assumed to be achievable through adequate airflow quantities . 7. Forecast Underground Production Schedule The production forecast from underground sources is shown in Table 16 - 12 and Table 16 - 13 . The production plan and grade profile for each underground mine is shown in Figure 16 - 14 . 8. Proposed Equipment Requirements The selected equipment configuration is conventional for mechanized underground copper – gold operations . Equipment sizing was based on a continuous 24 - hour operation with three 8 - hour shifts per day, and availability and utilization factors consistent with industry benchmarks . Development activities will include ramp development, level access drifts, ventilation connections, and service excavations . Twin - boom electro - hydraulic jumbo drills were assumed for drilling development headings . Productivity assumptions include drilling, charging, blasting, mucking, support installation, and ventilation re - entry time . Development mucking was assumed to be performed using LHD units in combination with underground haul trucks . Development advance rates incorporated in the production schedule were consistent with mechanized underground operations in competent to moderately fractured rock masses . Production drilling was assumed to be carried out using mechanized longhole drill rigs . Broken mill feed material extraction was envisaged to be performed using diesel - powered 15 t LHD units . Date: March 2026 Page 16 - 33

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Table 16 - 12: Forecast Underground Annual Production Summary (Y - 2 – Y14) Date: March 2026 Page 16 - 34 Y14 Y13 Y12 Y11 Y10 Y9 Y8 Y7 Y6 Y5 Y4 Y3 Y2 Y1 Y - 1 Y - 2 Y - 3 Units 11.5 11.5 10.7 10.7 10.6 6.9 6.9 6.9 6.9 6.9 6.9 6.9 6.9 1.9 0.2 0 0 Mt Tonnage 0.59 0.61 0.57 0.58 0.57 0.66 0.69 0.67 0.63 0.74 0.75 0.75 0.66 0.81 0.73 0 0 % Cu grade 1.42 1.66 1.59 1.69 1.79 2.5 2.53 2.51 2.48 2.43 2.49 2.44 2.28 2.65 2.42 0 0 g/t Ag grade 0.39 0.33 0.38 0.4 0.44 0.42 0.43 0.4 0.36 0.43 0.46 0.45 0.38 0.59 0.48 0 0 g/t Au grade 0.88 0.85 0.85 0.87 0.89 0.97 1 0.97 0.9 1.06 1.08 1.08 0.93 1.24 1.08 0 0 % CuEq grade Note Y = 2026 PEA conceptual year. Numbers have been rounded. Table 16 - 13: Forecast Underground Annual Production Summary (Y15 – Y24) Total Y24 Y23 Y22 Y21 Y20 Y19 Y18 Y17 Y16 Y15 Units 165.4 1.1 3.6 3.6 3.6 3.6 3.6 3.9 7.1 11.5 11.5 Mt Tonnage 0.61 0.56 0.53 0.52 0.53 0.55 0.59 0.61 0.55 0.49 0.56 % Cu grade 1.75 0.84 1.01 1.12 1.16 1.16 0.97 0.97 1.06 1.01 1.27 g/t Ag grade 0.39 0.4 0.39 0.4 0.35 0.34 0.42 0.42 0.31 0.3 0.32 g/t Au grade 0.89 0.85 0.82 0.82 0.79 0.8 0.9 0.93 0.77 0.71 0.79 % CuEq grade Note Y = 2026 PEA conceptual year. Numbers have been rounded.

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Year = 2026 PEA conceptual year. Figure 16 - 14: Forecast Production and Grade Profile by Underground Operation 2 7 7 7 7 7 7 7 7 8 8 8 8 8 8 8 3 0 3 3 3 4 4 4 4 4 4 4 4 4 4 4 1 - - - - 0 0 2 7 7 7 7 7 7 7 7 0 11 11 11 11 11 11 11 7 4 4 4 4 4 4 1 0 0.001 0.002 0.003 0.004 0.005 0.006 0.007 0.008 0.009 0.01 - - 2 4 6 8 10 12 14 Y - 3 Y - 2 Y - 1 Y1 Copper Grade (% Cu) Tonnage (Mt) Y2 Y3 Y4 Y5 Y6 Y7 Y8 SE - UG NW - UG Y9 Y10 Y11 Y12 Y13 Y14 Y15 Y16 Y17 Y18 Y19 Y20 Y21 Y22 Y23 Y24 SE - UG (% Cu) NW - UG ( % Cu) Date: March 2026 Page 16 - 35

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Underground haulage during initial phases was expected to be performed using 30 - 45 t underground trucks . Ground support installation was assumed to be performed using bolting rigs, shotcrete sprayers, and mesh installation equipment . The LOM steady - state equipment requirements to support the two underground mines is provided in Table 16 - 14 . The required fleet represents the total number of equipment units needed to sustain the planned production rates and development advance under nominal operating conditions . This includes allowances for equipment availability, maintenance downtime, operational redundancy, and peak demand during critical development or production periods . The operative fleet represents the number of equipment units expected to be actively operating at any given time . It reflects the average number of units simultaneously working underground during normal operations . The difference between the required fleet and the operative fleet accounts for planned maintenance, equipment standby, and operational flexibility to avoid production disruptions . As a result, the required fleet is higher than the operative fleet for all major equipment categories . 16.5 Integrated Mine Production Plan Forecast The proposed integrated mine plan is based on three open pit operations (SE - OP, NW - OP and D 1 NW - OP) and two underground mines (SE - UG and NW - UG) . The combined schedule will result in approximately 16 years of full - capacity production at a nominal processing rate of 37 , 000 t/d, followed by a progressive reduction in throughput as the mineralization is depleted . The forecast underground production schedule was coordinated with open pit operations to enable a structured transition from predominantly surface mining to combined open pit and underground feed sources, as illustrated in Figure 16 - 15 . In the production plan :  The SE - OP pit will provide early stockpile material during the pre - production phase, including Y - 1 while the process plant is under construction ;  From Year Y 1 onward, the SE - OP and SE - UG operate concurrently, reaching full plant capacity in Y 2 ;  NW - OP will enter production in Y 4 , contributing approximately 40 % of total mill feed during its peak operating period ;  From Y 10 onward, NW - UG will progressively increase its contribution and will maintain an average steady - state production rate of approximately 10 , 000 t/d during its main production phase . Date: March 2026 Page 16 - 36

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Pará State, Brazil
NI 43-101 Technical Report

Table 16-14: Underground Production Equipment Requirements Forecast

Parameter	Operative Fleet	Required Fleet
Development jumbos	5	6
Longhole drills	8	9
LHD units	8	9
Underground haul trucks	2	3
Bolting rigs	2	3
Shotcrete units	1	2
Auxiliary equipment	8	15

Date: March 2026
Page 16-37

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO 2026. Y = 2026 PEA conceptual year. Figure 16 - 15: Integrated Open Pit and Underground Production Profile Forecast 2 7 7 7 5 2 2 2 2 1 1 1 4 5 5 5 6 1 1 1 2 2 0 0 0 0 0 1 2 2 0 0 2 7 7 7 7 7 7 7 7 8 8 8 8 8 8 8 3 0 0 3 3 3 4 4 4 4 4 4 4 4 4 4 4 1 - - - - 2.6 0 8.5 13.5 13.5 13.5 13.5 13.5 13.5 13.5 13.5 13.5 13.6 13.6 13.5 13.2 11.5 11.5 7.1 3.9 3.6 3.6 3.6 3.6 3.6 1.1 - - 2 4 6 8 10 12 14 16 Tonnage (Mt) Y - 3 Y - 2 Y - 1 Y1 Y2 Y3 Y4 Y5 Y6 SE - OP NW - OP Y7 Y8 Y9 Y10 Y11 Y12 Y13 Y14 Y15 Y16 D1 - NW - OP SE - UG Y17 Y18 Y19 Y20 Y21 Y22 Y23 Y24 NW - UG Date: March 2026 Page 16 - 38

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report The annual integrated production schedule is summarized in Table 16 - 15 and Table 16 - 16. The annual mill feed contribution from each mining area is included in Table 16 - 17 and Table 16 - 18 . Table 16 - 19 and Table 16 - 20 provide the production plan metal content forecast by mining operation. Date: March 2026 Page 16 - 39

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Table 16-15: Combined Open Pit and Underground Production Plan Forecast (Y-3–Y14)

	Unit	Y-3	Y-2	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14
Tonnage	Mt			2.6	8.5	13.5	13.5	13.5	13.5	13.5	13.5	13.5	13.5	13.5	13.6	13.6	13.5	13.2
Copper grade	%			0.49	0.76	0.65	0.65	0.63	0.6	0.57	0.58	0.57	0.55	0.54	0.54	0.53	0.57	0.55
Silver grade	g/t			1.56	2.52	2.26	2	1.97	1.85	1.94	1.9	1.83	1.75	1.61	1.51	1.44	1.54	1.34
Gold grade	g/t			0.15	0.35	0.36	0.41	0.38	0.36	0.33	0.33	0.33	0.31	0.39	0.37	0.35	0.31	0.37
CuEq grade	%			0.6	1.02	0.91	0.95	0.91	0.87	0.81	0.83	0.81	0.78	0.83	0.81	0.79	0.8	0.82

Note: Y = 2026 PEA conceptual year. Numbers have been rounded

Table 16-16: Combined Open Pit and Underground Production Plan Forecast Y15–Y24)

	Unit	Y15	Y16	Y17	Y18	Y19	Y20	Y21	Y22	Y23	Y24	Total
Tonnage	Mt	11.5	11.5	7.1	3.9	3.6	3.6	3.6	3.6	3.6	1.1	***239.6***
Copper grade	%	0.56	0.49	0.55	0.61	0.59	0.55	0.53	0.52	0.53	0.56	***0.58***
Silver grade	g/t	1.27	1.01	1.06	0.97	0.97	1.16	1.16	1.12	1.01	0.84	***1.64***
Gold grade	g/t	0.32	0.3	0.31	0.42	0.42	0.34	0.35	0.4	0.39	0.4	***0.35***
CuEq grade	%	0.79	0.71	0.77	0.93	0.9	0.8	0.79	0.82	0.82	0.85	***0.83***

Note: Y = 2026 PEA conceptual year. Numbers have been rounded

Table 16-17: Combined Open Pit and Underground Production Plan Forecast By Mining Operation (Y-3–Y14)

	Unit	Y-3	Y-2	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14
Processing plant utilization	%	—	—	—	100	100	100	100	100	100	100	100	100	100	100	100	100	100
SE-OP	%	—	—	—	81	49	49	39	16	13	14	11	7	8	—	—	—	—
NW-OP	%	—	—	—	—	—	—	10	32	35	34	36	41	9	6	9	13	13
D1 NW-OP	%	—	—	—	—	—	—	—	—	—	1	2	0.40	5	16	12	3	1
SW-UG	%	—	—	—	19	51	51	51	51	51	51	51	51	56	55	56	57	57
NW-UG	%	—	—	—	—	—	—	—	—	—	—	—	—	22	23	23	28	29

Note: Y = 2026 PEA conceptual year. Numbers have been rounded

Date: March 2026 Page 16-40

ERO COPPER
Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Table 16-18: Combined Open Pit and Underground Production Plan Forecast By Mining Operation (Y15–Y24)

	Unit	Y15	Y16	Y17	Y18	Y19	Y20	Y21	Y22	Y23	Y24
Process plant utilization	%	87	87	54	29	27	27	27	27	27	8
SE-OP	%	—	—	—	—	—	—	—	—	—	—
NW-OP	%	—	—	—	—	—	—	—	—	—	—
D1 NW-OP	%	—	—	—	—	—	—	—	—	—	—
SW-UG	%	57	58	24	—	—	—	—	—	—	—
NW-UG	%	30	29	30	29	27	27	27	27	27	8

Note: Y = 2026 PEA conceptual year. Numbers have been rounded

Table 16-19: Combined Open Pit and Underground Production Plan Metal Content Forecast By Mining Operation (Y-3–Y14)

	Unit	Y-3	Y-2	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14
Tonnage	Mt			2.6	8.5	13.5	13.5	13.5	13.5	13.5	13.5	13.5	13.5	13.5	13.6	13.6	13.5	13.2
Copper grade	%			0.49	0.76	0.65	0.65	0.63	0.6	0.57	0.58	0.57	0.55	0.54	0.54	0.53	0.57	0.55
Silver grade	g/t			1.56	2.52	2.26	2	1.97	1.85	1.94	1.9	1.83	1.75	1.61	1.51	1.44	1.54	1.34
Gold grade	g/t			0.15	0.35	0.36	0.41	0.38	0.36	0.33	0.33	0.33	0.31	0.39	0.37	0.35	0.31	0.37
Payable copper	kt			11	57	76	76	75	71	67	68	67	64	63	65	63	68	64
Payable gold	koz			9	66	107	125	114	109	99	100	99	95	118	112	105	93	108
Payable silver	kt			83	440	626	555	548	512	538	528	507	484	448	422	403	429	365

Note: Y = 2026 PEA conceptual year. Numbers have been rounded

Date: March 2026
Page 16-41

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Table 16 - 20: Combined Open Pit and Underground Production Plan Metal Content Forecast By Mining Operation (Y15 – Y24) Date: March 2026 Page 16 - 42 Total Y24 Y23 Y22 Y21 Y20 Y19 Y18 Y17 Y16 Y15 Unit 239.6 1.1 3.6 3.6 3.6 3.6 3.6 3.9 7.1 11.5 11.5 Mt Tonnage 0.58 0.56 0.53 0.52 0.53 0.55 0.59 0.61 0.55 0.49 0.56 % Copper grade 1.64 0.84 1.01 1.12 1.16 1.16 0.97 0.97 1.06 1.01 1.27 g/t Silver grade 0.35 0.4 0.39 0.4 0.35 0.34 0.42 0.42 0.31 0.3 0.32 g/t Gold grade 1,205 5 17 16 17 17 19 21 34 49 55 kt Payable copper 1,867 10 32 32 28 27 34 37 49 77 82 koz Payable gold 8,076 19 75 83 86 86 71 77 154 239 298 kt Payable silver Note: Y = 2026 PEA conceptual year. Numbers have been rounded

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 17 Date: March 2026 Page 17 - 1 RECOVERY METHODS 1. Introduction The process design is conventional to the industry, and was primarily based on the Phase 1 testwork discussed in Section 13 . Results of the second testwork phase supported the potential for additional recovery improvements in the process design, which will be reviewed and incorporated during more detailed mining studies . The design assumptions included a throughput rate of 37 , 000 t/d, with a LOM average 92 % utilization rate . Plant design assumes mill feed material receiving and handling, primary, secondary, and tertiary crushing, grinding, flotation for copper recovery, auxiliary gravity gold recovery, concentrate thickening and filtration, and tailings thickening and final disposal . Each of these unit operations has been conceptually defined to ensure metallurgical performance targets are met while maintaining operational flexibility and reliability . 2. Process Flow Sheet A simplified overview of the proposed 2026 PEA process flowsheet is provided in Figure 17 - 1 . 3. Plant Design 1. Overview Mineralized material delivered from the mine will be directed to a homogenization and stockpiling area, which will provide surge capacity and enable blending of material prior to processing . From the homogenization yard, the mineralization will be reclaimed and fed to the comminution circuit, where it will undergo staged size reduction to achieve the particle size distribution required for efficient downstream mineral separation . The comminution circuit will consist of crushing and grinding stages arranged to produce a flotation feed suitable for the recovery of copper and associated gold . Ground slurry from the milling circuit will be distributed to the flotation circuit, where sulphide minerals will be selectively recovered into a concentrate through a series of rougher, scavenger, and cleaner flotation stages .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Figure 17 - 1: Proposed Flowsheet ORE FROMPITAND UNDERGROUND MINES 37,000 TPD, 0.87% Cu, 0.5 PPMAu P80 20 um P80 106 um PROCESS LINE ner 1 PROCESS LINE ner. 2 PROCESS FLOWSHEETFURNAS CONCENTRATOR TWO PROCESS FLOTATION LINES 18,500 TPD ROUGHER& SCAVENNGER TAILS TAILINGS HYDROCYCLONES PRIMARY CRUSHING COARSEORE CONCENTRATE THICKENER CONCENTRATE FILTER PRESS SECONDARY CRUSHER TERCIARY SCREEN 1/2" FLOTATION ROUGHER FIRST CLEANER JAMESON CELL FLOTATION SCAVENGER REGRINDING MILLS BALLMILLSUMP CONCENTRATE SECOND CLEANER JAMESON CELL THIRD CLEANER JAMESON CELL BALLMILL HYDROCYCLONES CLUSTER TERCIARY CRUSHER FINE STOCKPILE SLIMES - TAILINGS THICKENER PASTE THICKENER ta. TAILINGS DEPOSIT PASTE PLANT FLOTATION SCAVENGER Date: March 2026 Page 17 - 2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report In parallel with flotation, the process will incorporate an auxiliary gravity gold recovery circuit designed to recover coarse free gold that may not be efficiently recovered by flotation . This circuit will enhance overall gold recovery and reduce potential gold losses to tailings, contributing positively to the metallurgical performance of the plant . Flotation concentrate will be routed to the concentrate handling circuit, which will include concentrate thickening and filtration to produce a final concentrate suitable for transport and sale . Thickener overflow and filtrate water will be recovered and returned to the process water system . Flotation tailings will be directed to the tailings thickening circuit, where solids will be concentrated and process water is recovered for reuse within the plant . Thickened tailings will then be routed to the designated tailings management facilities, while reclaimed water will be recycled to the process plant, reducing freshwater intake requirements and supporting efficient water management . Downstream of the primary stockpile, the concentrator plant will be configured with two parallel processing lines . This configuration will improve operational flexibility, increase overall plant availability, and allow for continuity of operations during planned maintenance or partial equipment outages . The parallel arrangement will also provide redundancy in critical circuits, which is consistent with industry practice for concentrator plants of this scale and throughput . 2. Primary Crushing The primary crushing stage will be the first size - reduction step in the process and was designed to reduce the mill feed material received from the mines, with a maximum top size of 600 mm, to a size suitable for downstream fine crushing and grinding operations . The primary crushing system will consist of a 400 t mineral receiving hopper, fed by apron feeders that regulate mineralization flow to a primary jaw crusher . The system was designed to accommodate an instantaneous mineralization reception rate of 2 , 056 t/h at the hopper . A rock breaker will be installed to handle oversize material, ensuring continuous operation and minimizing interruptions to mill feed material . Crushed material from the jaw crusher will be conveyed to the primary stockpile, which will provide a live storage capacity of approximately 37 , 000 t, equivalent to approximately 24 hours of plant throughput . This stockpile will decouple mine production from downstream processing operations, providing operational flexibility and buffering capacity . 3. Fine Crushing The fine crushing stage will consist of the secondary and tertiary crushing circuits and continue the progressive size reduction of mill feed material from primary crushing to produce a feed suitable for the grinding circuit . Mineralization reclaimed from the primary stockpile will be conveyed to the secondary crushing circuit, which will operate in closed circuit with secondary screening . From this point onward, the plant will be configured into two parallel processing lines . Oversize material retained on the screens will be directed to secondary cone crushers, with crusher discharge returned to the Date: March 2026 Page 17 - 3

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report screens until the target size distribution is achieved . The screened product from the secondary crushing stage will be conveyed to the tertiary crushing circuit . The tertiary crushing circuit will also operate in closed circuit with tertiary screens, routing oversize material to tertiary crushers and returning crusher discharge to the screens until the final product specification is met . The classified fine crushing product, with a target P 80 of 12 . 5 mm, will be conveyed to the fine mineralization stockpile . The fine material stockpile will have a live capacity of approximately 37 , 000 t, providing about 24 hours of storage autonomy and allowing operational decoupling between fine crushing and grinding . Storage capacity will be divided between the two parallel process lines . 4. Grinding The grinding circuit was designed to achieve the final size reduction of the mineralization reclaimed from the fine mineralization stockpile, and will produce a particle size suitable for effective liberation of copper - and gold - bearing sulphide minerals prior to flotation . Mineralization will be reclaimed from the fine mineralization stockpile and fed directly to the ball mills . The grinding circuit was designed to process a fine crushed feed with a characteristic P 80 of approximately 9 . 5 mm, consistent with the product size generated by the tertiary crushing circuit and the comminution design criteria . Process water will be added to facilitate wet grinding . Mill discharge will flow to a sump, where slurry density will be adjusted as required before being pumped to the hydrocyclone classification system . Hydrocyclone overflow, containing the correctly sized fine fraction, with a target product size of approximately P 80 = 106 µm, will be directed to the flotation circuit . Hydrocyclone underflow, consisting of coarser material, will be returned to the ball mills for further grinding, closing the circuit . The grinding circuit will operate with a circulating load of approximately 350% . The sizing of the ball mills and the associated power demand were based on a Bond work index (BWi) of 16 . 48 kilowatts per tonne (kWh/t), derived from metallurgical testwork, and applied at the nominal plant throughput of 37 , 000 t/d . 5. Flotation Plant The flotation plant was designed to recover and concentrate copper - bearing sulphide minerals from the ground slurry . At the conceptual engineering level, the circuit is configured as an integrated rougher, scavenger, and cleaner flotation system arranged in two parallel processing lines to enhance operational flexibility and availability . The parallel configuration refers to functional process lines within specific unit operations, and equipment quantities correspond to the total installed equipment for the concentrator plant, not to individual processing lines . 1. Flotation Rougher Hydrocyclone overflow from the grinding circuit, corresponding to a slurry flow of approximately 1 , 756 m³/h, at an average solids concentration of approximately 32% , will be directed to a Date: March 2026 Page 17 - 4

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report conditioning tank prior to rougher flotation . Reagents, including collectors, frothers, and modifiers, will be added in the conditioning stage and within the rougher flotation banks to promote initial recovery of copper - bearing sulphide particles . Rougher flotation cells will have a nominal volume of 160 m³ . A total of 12 rougher flotation cells will be installed, distributed across the parallel flotation lines, providing the residence time required to achieve the target metallurgical performance at the nominal plant throughput . The rougher concentrate, containing approximately 95 . 1 % of the recoverable copper, will be pumped to the regrinding circuit . Rougher tailings will be routed to the tailings management system . 2. Regrinding The rougher concentrate will be pumped to the regrinding circuit, which will consist of hydrocyclone classification and an IsaMill . The objective of regrinding is to produce a cleaner flotation feed with a target P 80 of 20 µm, representing the optimal liberation size for copper - and gold - bearing minerals . Hydrocyclone underflow, corresponding to approximately 258 m³/h of slurry flow, will feed the IsaMill . The regrinding circuit was designed based on a BWi of approximately 14 . 4 kWh/t, consistent with metallurgical testwork results and the design criteria . The reground product will be returned to the hydrocyclone system, closing the circuit . The regrinding circuit will operate with an internal circulating load, as reflected in the flotation mass balance, to ensure stable operation and consistent particle size delivery to the cleaner flotation stages . 3. Cleaner Stage The cleaner flotation stage will increase concentrate grade by removing entrained gangue minerals from the rougher concentrate . The reground slurry will feed three stages of cleaning, with a total feed flow of approximately 638 m³/h . The cleaner circuit was based on Jameson cell technology, selected for its ability to achieve high concentrate grades at relatively short residence times and reduced footprint . The configuration will consist of multiple Jameson cells arranged to progressively upgrade the rougher concentrate to final product quality . The cleaner circuit will produce a final copper concentrate grading approximately 30 % Cu . Tailings from the first cleaner stage will be routed to the scavenger flotation circuit . 4. Scavenger Flotation The scavenger flotation stage will recover additional copper - bearing sulphide particles not recovered during cleaning . Tailings from the first cleaner stage, corresponding to approximately 598 m³/h of slurry flow, will feed scavenger flotation cells with a nominal volume of 50 m³ . The scavenger circuit will consist of 12 tank - type flotation cells distributed across the flotation lines, providing sufficient residence time to recover remaining valuable minerals under steady - state operating conditions . Scavenger concentrate, approximately 82 m³/h, will be returned to the regrinding circuit for upgrading . Scavenger tailings, approximately 366 m³/h, will be routed to final tailings disposal . Date: March 2026 Page 17 - 5

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 6. Thickening and Filtering of Copper Concentrate Final cleaner concentrate will be collected in a sump and pumped to a high - rate concentrate thickener, where solids will be settled to produce an underflow with approximately 65 % solids . Thickener overflow, approximately 56 m³/h, will be recovered and returned to the process water system . Thickened concentrate, approximately 28 m³/h of slurry, will be filtered using a filter press to produce a final concentrate at approximately 35 dmt/h with 9 % moisture . The filtered concentrate will be conveyed to the concentrate stockpile for shipment . Water recovered during filtration, approximately 15 m³/h, will be returned to the plant water recovery system . The concentrate thickener and filtration circuit were conceptually sized to operate under steady - state conditions at the nominal plant throughput of 37 , 000 t/d, with utilization factors consistent with PEA - level design criteria . The selected moisture content of the final concentrate is appropriate for transport and storage and aligns with typical industry practice for copper concentrates . Recovered water from concentrate thickening and filtration will form part of the overall plant water balance and will be integrated into the process water circuit, contributing to reduced freshwater intake requirements . 7. Tailings Thickening Tailings from the rougher and scavenger flotation stages will be routed to a hydrocyclone classification system . The coarse fraction will be directed to the paste backfill plant for underground use, while the fine fraction will feed the fine tailings thickener . Thickener underflow, at approximately 65 % solids, will be directed to the tailings storage facility . Thickener overflow will be recovered and returned to the concentrator process water system . The tailings storage facility will enable water recovery, controlled tailings deposition, and discharge of excess water to the water treatment plant as required . The tailings thickening circuit was conceptually configured to support both surface tailings disposal and underground paste backfill requirements, consistent with the integrated open pit and underground development strategy evaluated in the 2026 PEA . Recovered water from tailings thickening represents a significant component of the plant water balance and was fully integrated into the overall site water management strategy, contributing to reduced external water supply requirements . The paste backfill plant will use filter presses to produce a paste at 72 % solids that will be sent to the underground workings . The paste will be mixed with cement prior to backfilling stopes . 17.4 Plant Design Criteria The key operating parameters assumed for the 2026 PEA are provided in Table 17 - 1 . The major criteria used for the comminution plant are summarized in Table 17 - 2 . The principal design criteria used in the flotation plant are included in Table 17 - 3 . The main concentrate Date: March 2026 Page 17 - 6

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

thickening and filtration criteria assumptions are provided in Table 17-4. The key tailings thickening design criteria are included in Table 17-5. The major equipment required for the envisaged concentrator is summarized in Table 17-6.

17.5 Energy, Water, and Process Materials Requirements

17.5.1 Energy

The total power required for the plant is shown in Table 17-6, which is 77 MW.

Electrical power is expected to be sourced from the regional transmission network via a 230 kV interconnection to the Carajás Substation. A description of the proposed power supply and distribution infrastructure is provided in Section 18.9.

17.5.2 Water

The concentrator plant water consumption is estimated at approximately 200 L/s. On an annual basis, the overall water balance shows a surplus of approximately 89 L/s, which must be conveyed to a water treatment plant prior to discharge to the environment.

Seasonal variability in precipitation results in higher surpluses during wet months/

Although surface water abstraction is not required under average conditions due to the high precipitation regime, a backup water supply line of 100 L/s is recommended for commissioning and periods of low precipitation.

17.5.3 Process Consumables

Consumables include (Table 17-7):

- Crushing and grinding wear components (liners and grinding media).
- Flotation reagents.
- Regrinding media.
- Flocculants for thickening and tailings management.
- Filtration consumables.

Table 17-1: Key Plant Design Criteria

Description	Unit	Value
Nominal annual treatment	Mt/a	13.5
Nominal daily treatment	t/d	37,000
Utilization	%	92
Copper grade	%	0.87
Gold grade	g/t	0.5
Moisture	%	2
Final concentrate grade	%	30%
Copper recovery	%	90.3
Gold recovery	%	74.6

Date: March 2026 Page 17-7

ERO COPPER

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Table 17-2: Key Comminution Design Criteria

Area	Variable	Unit	Value
Primary jaw crusher	Utilization	%	75
	Nominal daily treatment	t/d	37,000
	Instantaneous throughput	t/h	2,056
	Design factor	%	15
	Maximum mill feed size	mm	600
	Setting	mm	300
	Primary crushing stockpile live capacity	t	37,000
	Primary crushing stockpile autonomy	h	24
Secondary cone crusher	Utilization	%	75
	Nominal daily treatment	t/d	37,000
	Instantaneous throughput per operating line	t/h	1,028
	Design factor	%	15
	Maximum mill feed size	mm	180
	Setting	in	2 (5.08 cm)
	Fine stockpile autonomy	h	24
	Fine stockpile live capacity	t	37,000
Secondary screen	Product	mm	50
Tertiary cone crushing	Utilization	%	92
	Nominal daily treatment	t/d	37,000)
	Instantaneous throughput	t/h	1,676
	Design factor	%	15
	Setting	mm	19
Ball mill	Utilization	%	92
	Wi	kWh/t	16.48
	Nominal daily treatment	t/d	37,000
	Design factor	%	15
	Instantaneous throughput	t/h	1,676
	F80	mm	9.5
	P80	µm	106
	Discharge solids content	%	78

Table 17-3: Key Flotation Design Criteria

Area	Variable	Unit	Value
Rougher flotation	Nominal daily treatment	t/d	37,000
	Recovery	%	95-96
	Utilization	%	92
	Design factor	%	15
	Instantaneous throughput	t/h	1,676
	Solids concentration in the feed	%	32
	Laboratory rougher flotation time	min	8
	Rougher flotation cell residence time	min	20
	Pulp density	t/m^3	1.28
	Pulp flow	m^3/h	4,092

Date: March 2026 Page 17-8

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Area	Variable	Unit	Value
Regrinding	P80	µm	20
	Work index regrinding	kWh/t	14.4
Cleaner–scavenger flotation	Recovery	%	95
	Cleaner cells 1, 2, and 3	type	Jameson
	Scavenger cells	type	Tank cell
	Scavenger flotation residence time	min	15

Table 17-4: Key Concentrate Thickening and Filtration Criteria

Area	Variable	Unit	Value
Thickening	Utilization	%	85
	P_{80}	µm	20
	Thickening rate	$t/h/m^2$	0.75
	Solids content	%	65
Filtering	Utilization	%	85
	Filtration rate	$kg/m^2/h$	250
	Filtration pressure	bar	6–9
	Resulting moisture content	%	9

Table 17-5: Key Tailings Thickening Design Criteria

Variable	Unit	Value
Utilization	%	92
P_{80}	µm	70–90
Thickening rate	$t/h/m^2$	0,30
Underflow solids	%	67–69
Underflow rheology	Pa	100–200
Flocculant dosage	g/t	40
Holding tank capacity	hours	8
Holding tank quantity	each	2
Shared tank discharge rheology	Pa	50–100

Date: March 2026
Page 17-9

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Pará State, Brazil
NI 43-101 Technical Report

Table 17-6: Concentrator Plant Equipment List

Description	Quantity	Dimensions	Volume (m^3)/(m^3/h)	Mass (t/h)	Capacity (t)	Power per unit (kW)	Total Power (kW)
Primary crushing							
Primary crushing	1	Jaw crusher C200 Nordberg		2,462		400	400
Primary crushing hopper	1	Capacity 400 t					
Apron feeder	1	Apron feeder 60" (1.5 m) x 6 m				100	100
Intermedia hopper to underground mineralization	1	Capacity 400 t					
Intermedia apron feeder	1	Apron feeder 60" (1.5 m) x 6 m				100	
Rockbreaker	1	Rockbreaker 5.9 m				45	45
Stockpile feed conveyor	1	Conveyor Belt 48" (1.2 m) x 200 m				200	200
Belt feeder	4	Belt feeder 48" (1.2 m) x 8 ft (2.4 m)				45	180
Stockpile	1	Live capacity 37,000	23,125		37,000		
Secondary crushing							
Secondary screen	2	BS 12" (3.7 m) x 24" (7.3 m) DD			1,644	75	150
Secondary screen feed conveyor	2	Conveyor belt 48" (1.2 m) x 100 m				100	200
Secondary crusher	2	Norberg MP 800			617	600	1,200
Secondary crushing discharge conveyors	4	48" (1.2 m) x 60 m, 48" (1.2 m) x 100 m				150	600
Tertiary crushing							
Tertiary screen	4	BS 12" (3.7 m) x 24" (7.3 m) DD			2,569	75	300
Tertiary screen feed conveyor	2	Conveyor belt 48" (1.2 m) x 100 m				100	200
Tertiary screen discharge conveyor (feed fines stockpiles)	2	48" (1.2 m) x 60 m, 48" (1.2 m) x 100 m				150	300
Tertiary crusher	4	Norberg MP 2,500			1,542	1,800	7,200

Date: March 2026 Page 17-10

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Description	Quantity	Dimensions	Volume (m³)/(m³/h)	Mass (t/h)	Capacity (t)	Power per unit (kW)	Total Power (kW)
Tertiary crusher discharge conveyors	4	48" (1.2 m) x 60 m, 48 " (1.2 m) x 100 m				150	600
Stockpile fines	2	h=33 m; r = 60 m (pyramid with a square base)	23,125		37,000		0
Grinding							
Ball mill feed conveyor	2	Conveyor belt 36" (0.9 m) x 60 m				75	150
Hydrocyclones cluster	2	26" (0.7 m) (seven operating and one stand-by)					
Ball mill	2	28 x 46 ft (8.5 m x 14 m)				22,371	44,742
Ball mill sump	2	Capacity 200 m^3	2,260				
Pump system to hydrocyclones (4 pumps)	2	Centrifugal pumps 493 m^3/h	3,420			1,168	2,336
Flotation							
Rougher cells	12	TankCell e160	160			160	1,920
Feed sump hydrocyclons regrinding	2	Capacity 60 m^3					
Pump system to regrinding hydrocyclones (4 pumps)	2	Centrifugal pump 493 m^3/h				115	231
Regrinding hydrocyclones cluster	2	15" (0.4 m) (seven operating and one stand-by)					
Feed sump isa mill	2	Capacity 60 m^3					
Pump from sump to mill	2	Centrifugal pump 258 m^3/h				51	101
Regrinding isa mill	2	Isamill model M15,000	10,000			3,800	7,600
1st cleaning feed sump	2	Capacity 6 0 m^3					
Pump to 1st cleaning	2	Centrifugal pump 638 m^3/h				82	165
Jameson cells	8	Modelo E2532/8	797				
Scavenger flotation cells	12	TankCell e50	50			55	660
Cajón recollection scavenger	2	Capacity 200 m^3					
Pump system scavenger concentrate	2	Centrifugal pump 82 m^3/h				11	22

Date: March 2026 Page 17-11

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Pará State, Brazil
NI 43-101 Technical Report

Description	Quantity	Dimensions	Volume (m^3)/(m^3/h)	Mass (t/h)	Capacity (t)	Power per unit (kW)	Total Power (kW)
Scavenger tailings receiving box	1	Capacity 200 m^3					
Rougher tailings receiving box	2	Capacity 200 m^3					
Rougher tailings pump	2	Centrifugal pump 1,638 m^3/h				414	828
Rougher tailings hydrocyclone	2	26" (0.7 m) (four operating, one stand-by)					
Slime tailings receiving box	1	Capacity 200 m^3					
Pump tailing distributor system	1	Centrifugal pump 2,637 m^3/h				270	270
Concentrate handling							
Concentrate sump	1						
Concentrated thickener	1	Hi-rate thickener 11 m		35		20	20
Pump system concentrate thickener to concentrate tank	1	Centrifugal pump 28 m^3/h				6	6
Concentrated tank	1	Capacity 224 m^3/h		224			
Pump system filtration feed	1	Centrifugal pump 280 m^3/h				60	60
Press filter	2	Press filter vertical type 90 m^2		35		30	60
Filtered concentrate conveyor	2	Conveyor belt 24" (0.6 m) x 20 m				30	60
Concentrate stockpile feeding conveyor	1	Conveyor belt 24 " (0.6 m) x 100 m				60	60
Filtered water pond	1	Capacity 300 m^3					
Water recirculated pump system from filter to recovered water plant	1	Centrifugal pump 15 m^3/h				9	9
Plant recovered water pond	1	7 x 60 x 56 m	34,300				
Recovered water pump system to loop	1	Centrifugal pump 2,188 m^3/h				983	983

Date: March 2026 Page 17-12

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Total Power (kW) Power per unit (kW) Capacity (t) Mass (t/h) Volume (m 3 )/(m 3 /h) Dimensions Quantity Description 1,727 1,727 Centrifugal pump 2,062 m 3 /h 1 Pumps water recovered water pond Capacity 10,000 m 3 Recovered water pond Capacity 6,000 t 1 Concentrated stockpile Tailings 1,342 671 Centrifugal pump 944 m 3 /h 2 Centrifugate pump system thickener underflow to deposit 120 60 Centrifugal pump 106 m 3 /h 2 Drain pump from deposit 25,500 5 x 60 x 57 m 1 Fresh water pool 150 50 783 High - density thickener 40 m 3 High density slimes thickeners (slimes scavenger + tailings hydrocyclones over rougher) 2,012 671 Centrifugal pump m 3 /h 3 Discharge thickener in series pumps 200 Mt 1 Thickened tailings deposit Capacity 10,000 m 3 1 Drain emergency pond Capacity 50,000 m 3 1 Recovered water from slimes thickener 77,310 Total Power of Main Equipment (installed connected load) Date: March 2026 Page 17 - 13

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NI 43-101 Technical Report

Table 17-7: Estimated Process Consumables Requirements

Consumables	Type	Requirement (g/t)	Total Annual Consumption (t)
Primary crushing and fine crushing			
Crusher liner	—	5	68
Grinding			
Grinding balls	—	600	8,103
Liner	—	15	203
Flotation			
Main collector	Matcol 700	20	270
Secondary collector	Matcol 663	15	203
Diesel	—	10	135
Pax	—	10	135
Frother	Matfroth	10	135
Lime	—	100	1,351
Flocculant	Reológivo	25	338
Regrinding balls	—	50	675
Thickening and filtration			
Flocculant	—	5	1,418
Filter cloths	—	1 cloth/month	12
Tailings thickening			
Flocculant	—	30	189

Date: March 2026
Page 17-14

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Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

18 PROJECT INFRASTRUCTURE

18.1 Introduction

There is currently no existing Project infrastructure. The infrastructure required for the Project as envisaged in the 2026 PEA includes:

- Mine facilities, including mining administration offices, open pit and underground mine support infrastructure, backfill plants, maintenance workshops, equipment service and wash facilities, and mine water collection, conveyance, and treatment systems;
- Process plant facilities, including primary crushing, grinding and classification, flotation, concentrate regrinding, concentrate handling, thickening, dewatering and filtration, reagent preparation and distribution areas, assay laboratory, plant workshops, and warehouses;
- Tailings management infrastructure, including the tailings storage facility, associated reclaim water systems, drainage works, and facilities supporting thickened tailings disposal and underground paste backfill supply;
- Waste rock management infrastructure, including waste rock storage facilities associated with the open pit operation, located to minimize haul distances and support efficient material handling;
- Common and support facilities, including site access control and security installations, medical and emergency response facilities, central administration buildings, potable and fire water distribution systems, compressed air systems, power generation and distribution facilities, fuel reception and storage installations, communications systems, and sanitation infrastructure.

A proposed layout plan is included as Figure 18-1.

18.2 Road and Logistics

The 2026 PEA envisages that Project access will be via an existing unpaved access road that connects the Project area to the Estrada PA Carlos Fonseca, then the Estrada Paulo Fonteles and subsequently the Rodovia Fruk Salmen, which is part of the established regional road network. A total of 17.3 km of unpaved roads will be paved to support year-round access.

Copper concentrate produced at the concentrator plant is assumed to be transported by truck to a designated rail load-out facility operated by third parties and connected to the Vale-operated railway network, which provides onward transportation to export facilities. No new regional roads, railways, rail load-out facilities, or port infrastructure are included in the 2026 PEA.

Date: March 2026 Page 18-1

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Figure 18 - 1: Proposed Infrastructure Layout Date: March 2026 Page 18 - 2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 3. Short - Term Stockpile A short - term stockpile is proposed, adjacent to the process plant, which is designed to have a capacity equal to a day’s plant throughput . 4. Low - Grade Stockpiles and Waste Rock Storage Facilities The 2026 PEA envisages two material storage complexes, consisting of a WRSF and a separate low - grade mineralization stockpile, referred to as WRSF – stockpiles . The 2026 PEA assumes that two WRSF – stockpiles will be constructed, one each at the NW - OP and SE - OP sites ( Figure 18 - 2 ) . In both cases, the WRSF – stockpiles are conceptually located to the south of their respective pits to minimize haulage distances and support efficient material handling . The NW - OP WRSF will have a capacity of approximately 63 Mt ; whereas the SE - OP WRSF will be able to accommodate about 42 Mt . Facilities will be lined, using geomembranes or similar liners to help manage any acid rock drainage (ARD) from the WRSFs . No other ARD mitigation systems were incorporated in the 2026 PEA ; however, indicative allowances related to potential ARD management were included in the capital and operating cost estimates . There is also a facility to store waste from underground on a temporary basis, where that material is intended for underground backfill . 5. Tailings Storage Facility The conceptual TSF design as developed in accordance with applicable international guidelines and recognized industry practices for TSFs, consistent with the level of engineering definition available for a PEA . The proposed general TSF layout is shown in Figure 18 - 3 . The TSF will be developed using a staged construction, and three major raises, and will store filtered or thickened tailings . The TSF was sized for a total storage capacity of approximately 177 Mt of tailings . Total tailings production over the life of mine is estimated at approximately 176 Mt . With the inclusion of a design allowance, this resulted in an overall assumed design capacity of approximately 202 Mt for the purposes of the 2026 PEA . Date: March 2026 Page 18 - 3

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Figure 18 - 2: Proposed Waste Rock Storage Facilities Date: March 2026 Page 18 - 4

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Figure 18 - 3: Proposed Tailings Storage Facility Date: March 2026 Page 18 - 5

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report The construction plan envisaged a shell of non - acid - generating waste rock sourced from the open pit operation . The conceptual configuration incorporates an upstream impermeable barrier system consisting of a geomembrane combined with a low - permeability soil layer, intended to limit seepage and support the overall water management objectives of the facility . The TSF was assumed to be developed using a downstream construction methodology . The selected site, for 2026 PEA purposes, is within a natural catchment with favorable topographic conditions . The assumed facility configuration includes two embankments to allow tailings deposition within a basin that drains toward both the northwest and southeast . Upstream runoff was assumed to be diverted around the facility using perimeter channels and access roads, which will also facilitate access for tailings deposition pipelines and the water reclaim system . Water management will include the collection and recirculation of supernatant water for reuse as process water . 18.6 Water Management Water generated within underground workings will be collected in sediment basins and preferentially reused for underground equipment, pastefill preparation, open pit equipment washing, and road dust control . The forecast total estimated underground mine water generation is approximately 50 L/s . Open pit dewatering flows will be collected through dedicated pipelines routed directly to the water treatment plant . Pit inflows are estimated at approximately 1 , 989 L/s under design conditions and will represent the primary source of surplus water during periods of high precipitation . Recovered water from the TSF will be integrated into the site water circuit and will constitute a major source of process water supply as operations advance . The progressive increase in recycled water is expected to reduce reliance on river abstraction over the LOM . Water requiring discharge from the site will be treated at a dedicated water discharge treatment plant designed for a capacity of approximately 93 , 000 m³/day . The treatment process will include coagulation, flocculation, and clarification using circular clarifiers to ensure compliance with discharge quality criteria . Treated effluent will be conveyed via a dedicated discharge pipeline to the Parauapebas River, located approximately 14 km from the site . The proposed location of this pipeline is shown in Figure 18 - 4 . Date: March 2026 Page 18 - 6

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Figure 18 - 4: Proposed Water Discharge Pipeline Path Date: March 2026 Page 18 - 7

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 7. Water Supply The initial water supply for the operations will be sourced from the Parauapebas River . The raw water will be conveyed to the site through a water supply system consisting of approximately 24 km of pipeline, including an intermediate pumping station to overcome elevation differences along the route . Extracted water is assumed to be treated at a dedicated water treatment plant located near the river intake prior to distribution to project facilities . The general layout of the water supply pipeline system is shown in Figure 18 - 5 . The water supply treatment plant will consist of five containerized treatment units integrating coagulation, flocculation, clarification, and filtration in a compact configuration . The total installed treatment capacity will be approximately 10 , 000 m³/day, which is sufficient to meet the initial operational water demand assumed during early stages of mine development . Treated water is assumed to be distributed via a pipe network supplying the processing plant, the SE - OP East portal, the SE - OP West portal, and the NW - OP portal The forecast total estimated water requirement is approximately 482 m³/h, equivalent to approximately 9 , 640 m³/day . This demand includes water requirements for the concentrator plant, underground and open pit operations, pastefill preparation, road dust suppression, equipment washing, and human consumption . 8. Camps and Accommodation No permanent accommodations camp is envisaged in the 2026 PEA . The project workforce is assumed to operate under a daily commuting scheme from adjacent urban centres, with work shifts defined in accordance with applicable Brazilian labor legislation . 9. Power and Electrical The electrical supply for the Furnas Project will be based on an interconnection with the existing regional power system through a high - voltage 230 kV transmission line from the proposed site to the nearest regional substation, the Carajás Substation . The connection to the project site is assumed to be established through line taps and dedicated substations . Once at site, power will be directed from an on - site main electrical substation to the process plant, open pit and underground mining operations, TSF, and auxiliary infrastructure, including administrative and service areas . Date: March 2026 Page 18 - 8

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. In this figure, D3 corresponds to the proposed SE - OP portal areas, and D2 to the planned NW - OP portal area. Figure 18 - 5: Proposed Water Supply Pipeline Path Date: March 2026 Page 18 - 9

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Internal power distribution within the site will be carried out through a network of medium - voltage distribution lines and substations . These facilities will step down the incoming high - voltage supply to voltage levels appropriate for each operational area . The medium - voltage distribution levels are expected to be approximately 34 . 5 kV and 13 . 8 kV, with final transformation to low - voltage levels of approximately 400 V and 230 V for end - use equipment, buildings, and services . The estimated design electrical power demand over the proposed LOM is approximately 119 MW . In scenarios where full mine electrification is to be implemented, the total power demand is estimated to increase to approximately 140 MW . The overall proposed power supply system layout, including the 230 kV transmission line connection, main electrical substation, and principal internal distribution corridors, is presented in Figure 18 - 6 . Date: March 2026 Page 18 - 10

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026. Figure 18 - 6: Power and Electrical Date: March 2026 Page 18 - 11

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NI 43-101 Technical Report

19 MARKET STUDIES AND CONTRACTS

19.1 Market Studies

Upon achieving a commercial production stage, the Furnas Project will produce a copper concentrate with gold and silver by-products. The concentrate, which will be produced through a conventional flotation process, will be sold and shipped to smelters. Concentrate copper grades are projected to be around 30% which is expected to result in a payable factor for copper of about 96.5%.

The market dynamics for copper, gold, and silver are defined by high liquidity, established global supply chains, and robust institutional backing.

Copper remains the primary bellwether for global electrification. The marketability of copper concentrates remains high due to several structural drivers including:

- Grid modernization: massive infrastructure requirements for renewable energy integration and high-voltage transmission;
- Electrification supercycle: rising demand from electrical vehicle propulsion systems and battery storage technologies;
- Supply constraints: anticipated long-term deficits as existing mine grades decline while global demand escalates.

The long-term outlook for gold is underpinned by strong fundamental support and low correlation with traditional risk assets with current spot prices testing historical resistance levels, driven by:

- Institutional accumulation: aggressive, sustained net-buying by central banks.
- Risk mitigation: elevated demand for "safe-haven" hedges against geopolitical volatility.

Silver's value proposition is increasingly tied to its high electrical and thermal conductivity, making it indispensable for the energy transition.

- Photovoltaic demand: essential for conductive silver pastes in solar cell architecture;
- Electrical vehicle integration: significant uptake in the battery-electric vehicle (BEV) sector for power electronics and charging infrastructure;
- Market sentiment: supply-demand deficits in the electronics sector support a sustained bullish price trajectory.

19.2 Market Assumptions Used in the Economic Model

Table 19-1 provides the commodity price and market assumptions used in the cashflow analysis in Section 22 of the Report.

Date: March 2026 Page 19-1

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Table 19 - 1: Commodity Price and Marketing Assumptions Date: March 2026 Page 19 - 2 Assumption Units Commodity 4.60 US$/lb Copper 3,300 US$/oz Gold 40.00 US$/oz Silver 80.00 US$/dmt Concentrate treatment charge 0.08 US$/lb Copper refining charge 4.00 US$/oz Gold refining charge 0.35 US$/oz Silver refining charge 96.50 % Copper payability 93.00 % Gold payability 90.00 % Silver payability 37.75 US$/dmt Concentrate freight to port 97.83 US$/dmt Concentrate ocean freight 400.00 ppm in concentrate Chlorine and fluorine threshold 2.00 US$/dmt per 100 ppm above threshold Chlorine and fluorine penalty 3. Commodity Price Projections Mineral Resources were estimated using long - term commodity pricing, including a copper price of US $ 9 , 039 /t, a gold price of US $ 2 , 500 /oz, and a silver price of US $ 24 . 00 /oz . Analyst consensus long - term copper, gold, and silver price outlooks were used in Section 22 of this Report :  Copper price: US$4.60/lb Cu;  Gold price: US$3,300/oz Au;  Silver price: US$40/oz Ag. Depending on the commodity, these consensus prices represented the averages of 22 - 28 independent and global investment banks . These prices were intended to represent long - term average real prices and were applied consistently throughout the financial model . No price escalation or real - term variability were assumed . 4. Contracts Currently, there are no material sales contracts in place for the Furnas Project . The copper concentrate that will be produced is expected to be high quality, with copper in concentrate grades of 30 % or higher . As such and combined with Ero Copper’s experience selling copper concentrate from its Caraíba and Tucumã Operations, Ero Copper expects that the copper concentrate from the Furnas Project will be highly desired by traders and smelters . Ero Copper anticipates that 100 % of copper concentrate sales from the Furnas Project will be into the export market due to the current lack of domestic smelting capacity, as well as large distances and logistical challenges associated with transporting concentrate within Brazil to in - country copper smelters .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Initial metallurgical testwork indicates that levels of chlorine and fluorine in final concentrate will subject concentrate sales to penalties, however, it is not expected to affect overall marketability or salability of the concentrate . Beyond product sales agreements, the largest contracts expected during the LOM will cover third - party mining and earth moving services . The mine plan, capital and operating costs assume that contractors will operate the Furnas Project for the entirety of the LOM . Ero Copper currently uses contract mining for its active open pit mining operations at its Caraíba Operations located in Bahia State, Brazil as well as at the Tucumã Operation located in Pará State . Additionally, contracts related to supply of major items such as electrical power, mine and processing consumables, as well as bulk commodities are also expected throughout the LOM . These contracts remain to be negotiated . 19.5 QP Comments on Item 19 “Market Studies and Contracts” The QP notes the following :  The concentrate to be produced by the Project would be readily marketable ;  The QP reviewed commodity pricing and marketing assumptions and considers the information acceptable for use in estimating Mineral Resources and in the economic analysis that supports the 2026 PEA ;  No contracts have been entered into . The QP notes that the areas that could have future contracts are common areas for contracts in the industry . Date: March 2026 Page 19 - 3

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 20 Date: March 2026 Page 20 - 1 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT 1. Baseline and Supporting Studies A number of baseline and supporting studies were completed as summarized in Table 20 - 1 . Work was initiated by Vale, and supplemented by major work programs completed by Ero Copper in 2024 – 2025 . 2. Closure Considerations In Brazil, mine closure is regulated by the National Mining Agency through ANM Resolution No . 65 / 2023 , and environmental legislation such as Conama Resolution No . 237 / 1997 (environmental licensing) and No . 001 / 1986 (Environmental Impact Assessment) . According to law, a Closure Plan must be submitted to the environmental agency as part of mine licensing process and must including measures for gradual deactivation of operations ; demobilization of equipment and infrastructure ; decontamination of impacted areas ; topographic reconfiguration and geotechnical stabilization ; revegetation with native species ; and long - term environmental monitoring . The Mine Closure Plan (MCP) must be prepared during the planning stage of the mining project and updated periodically during the mine's useful life . The financial guarantees for the execution of the closure are an insurance guarantee, bank guarantee, or blocked deposit, which are tied to the on the estimated MCP costs . Environmental provisions must be updated annually as a project evolves, and in line with the estimated closure and remediation costs . To date, no bonds or financial guarantees have been lodged or deposited for the Furnas Project . The closure cost estimate included in the 2026 PEA economic analysis is approximately US $ 74 million . This includes direct closure capital expenditure of approximately US $ 58 million . A contingency factor of 28 % was applied to the direct closure capital costs, resulting in an additional approximate cost of US $ 16 million . 3. Permitting 1. Exploration Activities 1. Overview Mineral exploration activities in the state of Pará are subject to environmental licensing, as defined by Federal Law No . 6 , 938 / 1981 (the National Environmental Policy Act) and National Environment Council (CONAMA) Resolutions Nos . 237 / 1997 and 09 / 1990 .

Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Table 20-1: Baseline and Supporting Studies

Area	Note
Physiography	Situated in the Parauapebas River sub-basin, a tributary of the Itacaiúnas River. Drained by seasonal and perennial streams. Quarterly monitoring includes climatic and erosion conditions, drainage, sedimentation processes, and hydrological characteristics
Hydrology	Completed spring sampling, mapping of drainage features, thalwegs, well, water level, and specific seasonal discharge monitoring, slug and packer tests, pressure water-loss tests, and short-duration pumping tests Groundwater system consists of a shallow aquifer developed in alluvium, colluvium, and residual soils, with higher permeability and responsible for direct recharge and baseflow to local drainages, overlying a deeper fissural aquifer associated with the Furnas Granite, quartzites, schists, and hydrothermalites. In the deeper system, fractured and weathered rock exhibits intermediate permeability, while fresh rock behaves as a restricted-flow medium. Local hydrologic dynamics reflect intense wet-season recharge, vertical transfer into fractured zones, and discharge through springs and streams, with strong structural control and marked seasonal variability.
Surface water quality	Water sampling indicates anomalous values of, in particular, pH, dissolved oxygen, colour, manganese, aluminum, iron, and phosphorus. These are characteristic of areas of agricultural activity, indicate use of fertilizers, and the presence of acidic soils and high natural organic matter content.
Air quality	Sampled for total suspended particles, inhalable particles (<10 and <2.5 µm), nitrogen dioxide (NO_2), sulphur dioxide (SO_2), and carbon monoxide (CO). All results indicated levels significantly below legal limits, and air quality is predominantly classified as good.
Biological environment	Pastureland and subsistence crops, with lesser scrubland interspersed with areas of exposed soil, and isolated forest fragments. Located outside any conservation areas.
Human environment	Deposit falls into two jurisdictions: northern Project area is located within the municipality of Marabá, and the southern portion of the Project is within the city of Parauapebas boundaries. No overlaps with Indigenous lands or Quilombola communities have been identified within the Project area.

The removal of native vegetation to create access roads, drilling sites or other structures can be undertaken if a vegetation clearance authorization is obtained from the Pará State Secretariat for Climate, Environment and Sustainability (SEMAS-PA).

Any interventions that may affect wildlife habitats require authorization for in situ wildlife management, including activities such as inventory, monitoring, deterrence, rescue, salvage, collection, transportation, and final disposition of wildlife. This authorization is issued by SEMAS-PA.

The use of surface or groundwater resources for drilling and dust control activities requires the issuance of a water use permit by SEMAS-PA.

Date: March 2026 Page 20-2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 2. Ero Copper Permits Ero Copper holds an Operating Licence for Mineral Exploration No . 15145 / 2024 , which was issued by SEMAS - PA, and is valid until September 29 , 2029 . This licence authorises mineral exploration in Marabá and Parauapebas, within areas granted by the National Mining Agency under Mineral Rights Nos . 850 . 139 / 1995 and 856 . 384 / 1996 . SEMAS - PA granted the following authorizations and permits :  The vegetation clearance and wildlife management authorizations were issued in 2024 (authorization 5671 / 2024 and authorization 5658 / 2024 , respectively) ;  The water use permit was granted in 2025 (permit 3508 / 2025 ) . 1. Future Mining Activities Mining activities in Pará State, including all facilities for waste rock and tailings disposal, are subject to a three - phase environmental licensing process, as set out in Federal Law No . 6 , 938 / 1981 (the National Environmental Policy Act), CONAMA Resolution No . 237 / 1997 . The process includes :  A Preliminary Licence certifies the environmental feasibility of the project and must be requested during the planning phase, alongside the submission of an Environmental Impact Study .  An Installation Licence authorises the start of construction upon submission of the Environmental Control Plan, which is a prerequisite for obtaining the Mining Ordinance from the National Mining Agency .  An Operating Licence permits the commencement of mining activities once the measures outlined in the Environmental Control Plan have been implemented and the Mining Ordinance has been obtained . The Operating Licence is issued with environmental conditions, which establish the operational controls and monitoring applicable during its term .  Preparation of the Environmental Impact Assessment and the Environmental Impact Report (EIA/RIMA) for the Furnas Project was initiated in March 2024 with the commencement of physical environment baseline studies, and submission of the Preliminary Licence application is expected in about Q 4 2026 . 3. Considerations of Social and Community Impacts Stakeholder consultation processes have not yet commenced . To date, there is no record of public hearings, community meetings, or any other formal engagement activities related to the Project . The Project does not fall within any Conservation Area boundaries . No overlaps with Indigenous lands or Quilombola communities have been identified within the Project area . Date: March 2026 Page 20 - 3

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NI 43-101 Technical Report

21 CAPITAL AND OPERATING COSTS

21.1 Introduction

The capital cost estimate is consistent with a Class 5 estimate (AACE International Recommended Practice No. 18R-97). The classification has an accuracy range of -20% to -50% (low) and +30% to +100% (high).

Operating costs are expressed in constant second-quarter 2025 U.S. dollars.

21.2 Capital Cost Estimates

21.2.1 Basis of Estimate

The cost estimate was developed using a combination of the following information sources:

- Engineering quantities and equipment lists derived from the mine plan, process flowsheets, and infrastructure concepts defined for the 2026 PEA base case;
- Budgetary quotations obtained from equipment suppliers;
- Unit rates and cost information provided by local contractors and service providers;
- Historical cost data from Redco Do Brasil Servicos De Engenharia (REDCO)'s internal databases and comparable projects;
- Benchmarking and parametric references as supporting and validation tools.

21.2.2 Labour Assumptions

The proposed mining operation was assumed to operate under continuous work regimes during both construction and operations, consistent with standard practice in the Brazilian mining industry. Labour productivity assumptions embedded in the cost model were derived from REDCO's internal experience, benchmarked data from comparable operations, and contractor-based execution models. These assumptions were implicitly captured through unit rates, equipment productivities, and service costs rather than through explicit workforce headcount modelling at this stage.

Mining, development, and construction activities were assumed to be executed primarily by contractors under unit-rate or service-based arrangements, particularly for open pit mining, underground development, and major construction works. Owner labour was assumed to be limited to management, supervision, technical oversight, and site support functions; this was reflected within indirect costs and capitalized general and administrative allowances, where applicable.

Project execution was assumed to follow an engineering, procurement, and construction management (EPCM) delivery model. Major equipment and materials were assumed to be procured new and manufactured in dimensions suitable for transport through existing Brazilian logistics corridors from major ports to the Project site.

Date: March 2026 Page 21-1

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report The labour cost framework reflected typical Brazilian mining conditions, including competitive wage levels and the availability of skilled and semi - skilled labour in established mining regions . No allowances were included for exceptional labour conditions such as prolonged strikes, force majeure events, or atypical workforce constraints . Costs associated with foreign exchange fluctuations, all - risk insurance, permitting delays, labour disruptions, force majeure events, and sunk costs incurred prior to the 2026 PEA were excluded from the estimate . 3. Material Costs For each assigned equipment item, the capital cost estimate evaluated :  Direct costs, including mechanical installation, earthworks, concrete, structural steel, plates, piping, electrical works, control systems, and instrumentation ;  Indirect costs associated with engineering, procurement management, supervision, administration, commissioning spares, transportation, and material importation ;  Contingencies, applied on a differentiated basis depending on the level of quotation definition, the technical complexity of the equipment, and the risks associated with its supply and integration . Material costs were evaluated on a line - by - line basis by equipment and system, with cost components differentiated and tracked within the cost models to ensure consistency with the estimating basis and cost structure . 3. Contingency Contingency was included in the capital cost estimate to account for uncertainty and variability associated with the current level of engineering definition, scope maturity, and project execution assumptions . 5. Mining Costs 1. Open pit The open pit capital cost estimate includes pre - stripping activities totaling approximately 141 Mt of material from the NW - OP, SE - OP, and D 1 NW - OP Sectors over the LOM . The estimate includes expansion capital associated with the preparation and development of the D 1 NW - OP and NW - OP following the commencement of processing, as well as sustaining capital required to support operations over the LOM . Open pit mining activities are assumed to be executed under a contractor and/or unit - rate basis . The open pit capital cost estimate does not include major mining equipment purchases . The capitalized costs reflect pre - stripping activities (e . g . , drilling, blasting, haulage, loading and support) . The open pit initial capital expenditure is summarized in Table 21 - 1 , while the total open pit capital cost, including direct costs and contingencies, is presented in Table 21 - 2 . The distribution Date: March 2026 Page 21 - 2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report between initial, expansion, and sustaining capital is provided in Table 21 - 3 , ensuring alignment with the open pit mining sequence and the integrated LOM plan . 21.2.5.2 Underground The underground mining system was not designed to operate independently at the full plant throughput, but rather to contribute progressively to the overall plant feed as part of an integrated open pit and underground mining strategy . Cost estimates support the planned underground production profile, mining sequence, and service requirements defined in the LOM plan, within the context of the total system capacity . It was assumed that development activities, including development mobile equipment, labour, and consumables, will primarily be provided by mining contractors, and the associated costs are treated as operating costs . Owner - supplied fixed installations and permanent systems, such as crushers, feeders, conveyor belts, and other fixed infrastructure, were treated as capital costs . Budgetary quotations were obtained from leading suppliers with an established presence in South America, including Epiroc, Sandvik, Iveco, Normet, Joy, and Herrenknecht . These suppliers provide proven underground mining solutions with suitable technical performance and regional support capabilities . Underground mine commissioning includes operating costs incurred during the pre - production period, including mine services (ventilation, power, pumping and drainage), supervision, and ancillary services, required to ensure readiness and ramp - up of underground operations . These costs were capitalized . Sustaining capital primarily reflects equipment replacement, ongoing underground development required to maintain production fronts, and upgrades to underground services over the LOM . Unit cost estimates for underground development were based on contractor equipment hourly rates, labour, consumables, and site - specific productivity assumptions . Development - related unit costs, including conveyor installation and vertical development, are summarized in Table 21 - 4 . The underground initial capital expenditure, distributed over the pre - production and early operating years, is summarized in Table 21 - 5 . The total underground mine capital cost, including direct costs, indirect costs, and contingencies, is presented in Table 21 - 6 , while the breakdown by initial, expansion, and sustaining capital is summarized in Table 21 - 7 . Date: March 2026 Page 21 - 3

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NI 43-101 Technical Report

Table 21-1: Forecast Open pit Initial Capital Cost Estimate

Parameters	Unit	Y-3	Y-2	Y-1	Total
Capitalized operating costs	US$ M	—	—	8	***8***
Drilling	US$ M	—	15	27	***43***
Blasting	US$ M	—	4	7	***11***
Haulage	US$ M	—	15	26	***41***
Loading	US$ M	—	10	19	***29***
Indirect costs	US$ M	—	15	27	***41***
Contingencies	US$ M	—	12	23	***35***
Closure plan	US$ M	—	—	—	—
Total	***US$ M***	—	***71***	***137***	***207***

Table 21-2: Forecast Open pit Capital Cost Estimate by Cost Allocation

Parameters	Unit	Direct Costs	Indirect Costs	Contingency	Total
Capitalized operating costs	US$ M	8	—	2	***9***
Drilling	US$ M	124	—	25	***149***
Blasting	US$ M	32	—	6	***39***
Haulage	US$ M	120	—	24	***144***
Loading	US$ M	85	—	17	***103***
Indirect costs	US$ M	120	—	24	***144***
Closure plan	US$ M	—	—	—	—
Total	***US$ M***	***490***	—	***98***	***588***

Table 21-3: Forecast Open pit Capital Cost Estimate by Initial, Expansion, and Sustaining

Parameters	Unit	Initial Capital Cost Estimate	NW and SE Sector Expansion Capital Cost Estimate	Sustaining Capital Cost Estimate	Total
Capitalized operating costs	US$ M	8	—	—	***8***
Drilling	US$ M	43	47	34	***124***
Blasting	US$ M	11	12	9	***32***
Haulage	US$ M	41	46	33	***120***
Loading	US$ M	29	33	24	***85***
Indirect costs	US$ M	41	46	33	***120***
Total	***US$ M***	***173***	***184***	***133***	***490***

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Table 21-4: Forecast Underground Development Cost Estimate

Section	Units	Development Cost
5.5 x 7	US$/m	3,784
5.5 x 5.5	US$/m	3,299
4.5 x 4.5	US$/m	2,612
Conveyor belt installation	US$/m	9,976
Vertical development	US$/m	8,061

Table 21-5: Forecast Underground Mining Initial Capital Cost Estimate

Item	Unit	Y-3	Y-2	Y-1	Total
Mining equipment	US$ M	—	1	14	***14***
Mine development	US$ M	—	37	60	***97***
Backfill	US$ M	—	0	1	***1***
Industrial water	US$ M	—	0	2	***2***
Drainage & pumping	US$ M	—	2	2	***4***
Ventilation network	US$ M	—	1	0	***1***
Electrical network	US$ M	—	2	2	***4***
Radiocommunications	US$ M	—	0	—	***0***
Emergency system	US$ M	—	0	—	***0***
Closure plan	***US$ M***	—	—	—	**—**
Commissioning	US$ M	—	18	37	***56***
Contingencies	US$ M	—	5	12	***18***
Total	***US$ M***	—	***67***	***130***	***196***

Table 21-6: Forecast Total Underground Mine Capital Cost Estimate by Cost Allocation

	Unit	Direct Cost	Indirect Cost	Contingency	Total
Commissioning	US$ M	56	—	—	***56***
Mining equipment	US$ M	175	18	58	***251***
Mine development	US$ M	564	—	63	***626***
Backfill	US$ M	20	5	7	***32***
Industrial water	US$ M	2	0	1	***3***
Drainage & pumping	US$ M	21	5	6	***32***
Ventilation network	US$ M	5	1	1	***7***
Electrical network	US$ M	29	7	7	***43***
Radiocommunications	US$ M	1	0	1	***2***
Emergency system	US$ M	1	0	0	***2***
Closure plan	US$ M	58	—	16	***74***
Total	***US$ M***	***931***	***36***	***160***	***1,128***

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Table 21-7: Forecast Total (Initial, Expansion, and Sustaining) Underground Mine Capital Cost Estimate

	Unit	Initial Capital Cost Estimate	NW Sector Expansion Capital Cost Estimate	Sustaining Capital Cost Estimate	Total Underground Capital Cost Estimate
Mining equipment	US$ M	14	9	170	***193***
Mine development	US$ M	97	21	446	***564***
Backfill	US$ M	1	1	22	***25***
Industrial water	US$ M	2	0	1	***3***
Drainage & pumping	US$ M	4	1	21	***26***
Ventilation network	US$ M	1	0	5	***6***
Electrical network	US$ M	4	1	31	***36***
Radiocommunications	US$ M	0	0	1	***1***
Emergency system	US$ M	0	0	1	***1***
Closure plan	US$ M	—	—	58	***58***
Commissioning	US$ M	56	—	—	***56***
Contingencies	US$ M	18	6	136	***160***
Total	***US$ M***	***196***	***40***	***891***	***1,128***

21.2.6 Process Capital Costs

Primary plant equipment costs were developed using a combination of

- Direct supplier quotations;
- Parametric scaling;
- Benchmarking against comparable projects.

Quotations were obtained from suppliers such as Metso, FLS, and Holman, and were supplemented by cost references and scaling factors where applicable. Direct costs, indirect costs, and contingencies were calculated based on these data.

Initial process plant capital costs are summarized in Table 21-8, and the total process plant capital cost breakdown by area, and by direct, indirect, and contingency, is presented in Table 21-9 and Table 21-10, respectively.

21.2.7 Infrastructure Capital Costs

Capital costs associated with the site electrical substations and on-site power distribution were estimated based on a conceptual system design and component-level cost estimates. The power supply scope included the high-voltage transmission lines (220 kV and 110 kV), main and secondary substations, and on-site distribution required to supply the mine, plant, and infrastructure facilities.

Capital expenditures for the tailings management system included construction works for the TSF, the tailings transport system, the filtration plant, the tailings deposition system, and the water return system. Construction costs included allocations for aggregate and borrow materials,

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geotextiles, drains, and the equipment and labour required for cut-and-fill operations. The filtration plant scope included equipment supply, internal piping, civil works, structural steel, tanks, and instrumentation.

The tailings deposition system included mobile conveyors and stackers, together with the associated electromechanical installation. The tailings transport and water return systems will require pumps and instrumentation (e.g., level, temperature, and pressure sensors, and valves), as well as electromechanical installation of these components. Pump station construction included excavation works, geotextile installation, construction of water ponds, and procurement of perimeter fencing. Piping costs included pipe supply, fittings, and installation labour.

Water management infrastructure included the raw water treatment plant and the treated water discharge system. The water treatment plant estimate was based on reference information from a similar operation (Ero Copper's Tucumã mine) and included the required treatment and controlled discharge to the Parauapebas River. Site drainage infrastructure costs also included approximately 20 km of contour and diversion channels around the pits, TSF, and process plant to safely convey runoff during the rainy season.

Table 21-8: Forecast Process Initial Capital Cost Estimate

	Unit	Y-3	Y-2	Y-1	Total
Crushing plant	US$ M	3	73	8	***85***
Stockpile	US$ M	0	4	0	***4***
Grinding	US$ M	4	93	11	***108***
Flotation	US$ M	2	38	4	***44***
Slimes & paste thickening (tailings)	US$ M	4	80	9	***94***
Concentrate thickening	US$ M	0	2	0	***2***
Concentrate filtration and storage	US$ M	1	28	3	***32***
Reagent plant and flocculant	US$ M	1	12	1	***14***
Electricity and control	US$ M	1	17	2	***19***
Piping in-plant	US$ M	0	7	1	***8***
Indirect cost	US$ M	4	94	11	***109***
Contingencies	US$ M	5	104	12	***121***
Sustaining plant	US$ M	—	—	—	**—**
Total	***US$ M***	***26***	***550***	***64***	***640***

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Table 21-9: Forecast Process Initial Capital Cost Estimate by Cost Allocation

	Unit	Direct Cost	Indirect Cost	Contingency	Total
Crushing plant	US$ M	85	21	16	***122***
Stockpile	US$ M	4	1	2	***8***
Grinding	US$ M	108	27	38	***173***
Flotation	US$ M	44	11	12	***67***
Slimes & paste thickening (tailings)	US$ M	94	23	22	***139***
Concentrate thickening	US$ M	2	0	1	***3***
Concentrate filtration and storage	US$ M	32	8	10	***50***
Reagent plant and flocculant	US$ M	14	4	6	***24***
Electricity and control	US$ M	19	10	10	***39***
Piping in-plant	US$ M	8	3	4	***15***
Sustaining plant	US$ M	—	—	—	—
Total	***US$ M***	***410***	***109***	***121***	***640***

Table 21-10: Forecast Process Initial Capital Cost Estimate by Initial, Expansion, and Sustaining Costs

	Unit	Initial Capital Cost Estimate	Expansion Capital Cost Estimate	Sustaining Capital Cost Estimate	Total
Crushing plant	US$ M	85	—	—	***85***
Stockpile	US$ M	4	—	—	***4***
Grinding	US$ M	108	—	—	***108***
Flotation	US$ M	44	—	—	***44***
Slimes & paste thickening (tailings)	US$ M	94	—	—	***94***
Concentrate thickening	US$ M	2	—	—	***2***
Concentrate filtration and storage	US$ M	32	—	—	***32***
Reagent plant and flocculant	US$ M	14	—	—	***14***
Electricity and control	US$ M	19	—	—	***19***
Piping in-plant	US$ M	8	—	—	***8***
Indirect cost	US$ M	109	—	—	***109***
Contingencies	US$ M	121	—	22	***143***
Sustaining plant	US$ M	—	—	70	***70***
Total	***US$ M***	***640***	—	***92***	***732***

The pastefill infrastructure scope included two pastefill plants to support underground backfill requirements in each underground mine, together with the complete distribution system, including pipelines and pumps, connecting the tailings area with the underground workings.

Infrastructure capital costs are summarized in Table 21-11 with the corresponding total infrastructure capital cost breakdown by area, and by direct, indirect, and contingency, presented in Table 21-12 and Table 21-13, respectively.

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21.2.8 General and Administrative Capital Costs

Capitalized general and administrative costs included temporary, project-specific functions required to enable construction and start-up, such as project administration and site support, cost control and scheduling, contract administration, document control, construction-phase health, safety and environmental (HSE) support, temporary facilities and camps, and other execution-related support services. These costs were directly linked to Project delivery and are not associated with steady-state operations.

In the cost model, capitalized general and administrative costs were included within the initial capital cost estimate. and distributed according to the assumed construction and commissioning schedule.

Table 21-11: Forecast Infrastructure Cost Estimate

	Unit	Y-3	Y-2	Y-1	Total
Access roads	US$ M	5	—	—	5
Water discharge	US$ M	7	7	—	15
Water treatment plant	US$ M	7	7	—	13
Waste pile	US$ M	—	17	—	17
Tailings deposit	US$ M	—	48	—	48
Electrical supply	US$ M	20	20	—	40
Pastefill plant	US$ M	—	—	22	22
Civic district	US$ M	—	—	8	8
Support infrastructure	US$ M	—	—	13	13
Contour channels	US$ M	7	—	—	7
Water return	US$ M	—	—	—	—
Contingencies	US$ M	10	21	9	40
Total	***US$ M***	***55***	***120***	***52***	***227***

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Table 21-12: Forecast Infrastructure Total Capital Cost Estimate by Cost Allocation

	Unit	Direct Cost	Indirect Cost	Contingency	Total
Access roads	US$ M	4	0	1	***6***
Water discharge	US$ M	14	1	3	***18***
Water treatment plant	US$ M	11	3	3	***16***
Waste pile	US$ M	14	3	4	***20***
Tailings deposit	US$ M	44	4	10	***58***
Electrical supply	US$ M	33	7	9	***49***
Pastefill plant	US$ M	19	3	5	***26***
Civic district	US$ M	7	1	2	***10***
Support infrastructure	US$ M	11	2	3	***16***
Contour channels	US$ M	6	1	1	***8***
Water return	US$ M	—	—	—	—
Total	***US$ M***	***162***	***25***	***40***	***227***

Table 21-13: Forecast Infrastructure Total (Initial, Expansion, and Sustaining) Capital Cost Estimate

	Unit	Initial Capital Cost Estimate	Expansion Capital Cost Estimate	Sustaining Capital Cost Estimate	Total
Access roads	US$ M	5	—	—	***5***
Water discharge	US$ M	15	—	—	***15***
Water treatment plant	US$ M	13	—	—	***13***
Waste pile	US$ M	17	—	—	***17***
Tailings deposit	US$ M	48	—	72	***119***
Electrical supply	US$ M	40	—	—	***40***
Pastefill plant	US$ M	22	22	—	***43***
Civic district	US$ M	8	—	—	***8***
Support infrastructure	US$ M	13	—	—	***13***
Contour channels	US$ M	7	—	—	***7***
Water return	US$ M	—	—	—	—
Contingencies	US$ M	40	5	15	***60***
Total	***US$ M***	***227***	***26***	***87***	***340***

Permanent site operating general and administrative costs and Owner's team corporate overheads were not included within the capitalized general and administrative costs to avoid double counting and were addressed, where applicable, within operating cost categories or excluded from the 2026 PEA.

The initial general and administrative capital cost estimate is provided in Table 21-14, with the corresponding total general and administrative capital cost breakdown by area, and by direct, indirect, and contingency, presented in Table 21-15 and Table 21-16, respectively.

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21.2.9 Owner (Corporate) Capital Costs

Owner-related project support costs that met the criteria for capitalization were captured within the capitalized general and administrative costs and/or within indirect costs embedded across the main capital cost estimate areas (e.g., EPCM services, execution management, and construction support).

21.2.10 Sustaining Capital

The classification between sustaining and expansion capital costs followed a consistent methodology, whereby sustaining capital included expenditures required to maintain the planned production profile, while discrete scope changes or capacity increases beyond the base case were reported separately as expansion capital costs.

Table 21-14: Forecast Capitalized General and Administrative Initial Capital Cost Estimate

	Unit	Y-3	Y-2	Y-1	Total
G&A	US$ M	—	—	10	***10***

Table 21-15: Forecast Capitalized General and Administrative Capital Cost Estimate by Cost Allocation

	Unit	Direct Cost	Indirect Cost	Contingency	Total
G&A	US$ M	—	8	2	***10***

Table 21-16: Forecast Capitalized General and Administrative Capital Cost Estimate by Initial, Expansion, and Sustaining Costs

	Unit	Initial Capital Cost Estimate	Expansion Capital Cost Estimate	Sustaining Capital Cost Estimate	Total
G&A	US$ M	8	—	—	***8***
Contingencies	US$ M	2	—	—	***2***
Total	***US$ M***	***10***	**—**	**—**	***10***

For the open pit operations, sustaining capital included capitalizable items required to sustain mining by pit, such as pre-stripping, front preparation, and access-enabling works. No open pit fleet purchases were included, as mining activities are assumed to be executed under contractor and/or unit-rate arrangements; therefore, sustaining capital estimates for the open pit were limited to pre-stripping.

For the underground mine, sustaining capital primarily included replacement and renewal of mining equipment over the LOM, ongoing underground development required to maintain access to mining fronts beyond initial development, and replacement or upgrades of critical service

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Furnas Project Pará State, Brazil NI 43 - 101 Technical Report systems such as ventilation, drainage and pumping, industrial water, power distribution, and communications . Discrete underground expansions associated with development of mining fronts/areas by operating sector within the LOM plan, or with capacity growth, were classified separately as expansion capital costs . For the process plant, sustaining capital covered major maintenance activities and replacement of key and auxiliary equipment required to maintain throughput capacity and metallurgical performance over the LOM . Depending on equipment life assumptions and maintenance philosophy, sustaining capital could be distributed over the LOM or concentrated in specific years that were associated with major shutdowns or equipment replacement campaigns . For infrastructure, sustaining capital included LOM expansions and upgrades required to support continued operations, particularly TSF growth, extensions to transport and water return systems, electrical upgrades, and other utility expansions driven by mine progression and sustained throughput . The sustaining capital cost estimate is provided in Table 21 - 17 . Closure - related expenditures included within the sustaining capital estimate represented investments associated with closure obligations and progressive closure measures implemented during operations . 21.2.11 Capital Cost Summary The total capital cost estimate is provided in Table 21 - 18 by cost allocation . Table 21 - 19 is broken out by initial, expansion, and sustaining cost estimates . Capital costs are estimated to total US $ 2 , 798 million . Although included as part of the sustaining capital cost estimate, the closure cost estimate is reported as a separate line item in this table . 3. Operating Cost Estimates 1. Mine Operating Costs Mine operating costs were estimated based on the production schedules, material movement, and operating parameters defined in the mine plan, with costs directly linked to the required mining activities and supporting services needed to sustain Project output . For the open pit operations, costs were reported separately for mineralized material and waste (see Table 21 - 20 and Table 21 - 21 respectively) to reflect differences in operating cycles, haulage distances, and cost allocation by material destination . In both cases, costs were grouped by standard unit operations, including drilling, blasting, loading, haulage, and auxiliary services . For the underground mines, the cost estimate was structured around the main operating components required to support production and development . These included direct mining activities (drilling, blasting, loading, haulage, and development/drifting), mine services necessary for safe and continuous operation (ventilation, power distribution, pumping and drainage), and operational support functions (supervision, complementary services, and environmental services) . Backfill was reported as a dedicated cost item . The cost estimate is provided in Table 21 - 22 . Date: March 2026 Page 21 - 12

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The "reduction" cost component represents underground primary size reduction or mill feed material handling activities prior to conveying or transfer to downstream systems, consistent with the defined underground mining and material handling scope.

Table 21-17: Forecast Expansion and Sustaining Capital Cost Estimate

	Units	Total
Open pit	US$ M	160
Underground	US$ M	891
Open pit expansion	US$ M	220
Underground expansion	US$ M	40
Plant	US$ M	92
Infrastructure	US$ M	87
Closure	US$ M	74
Total sustaining capital	***US$ M***	***1,230***
Total expansion capital	***US$ M***	***287***

Table 21-18: Forecast Capital Cost Estimate Summary by Cost Nature (Direct, Indirect, Contingency)

	Unit	Direct Cost	Indirect Cost	Contingency	Total
Underground mines	US$ M	931	36	160	***1,128***
Open pit mines	US$ M	490	—	98	***588***
Process plant	US$ M	480	109	143	***732***
Infrastructure	US$ M	246	34	60	***340***
Capitalized general and administrative	US$ M	—	8	2	***10***
Total	***US$ M***	***2,147***	***188***	***463***	***2,798***

Table 21-19: Forecast Capital Cost Estimate Summary by Area and Capital Type (Initial, Expansion, Sustaining)

	Unit	Initial Capital Cost Estimate	Expansion Capital Cost Estimate	Sustaining Capital Cost Estimate	Total
Underground mines	US$ M	196	40	818	***1,054***
Open pit mines	US$ M	207	220	160	***588***
Process plant	US$ M	640	—	92	***732***
Infrastructure	US$ M	227	26	87	***340***
Capitalized general and administrative	US$ M	10	—	—	***10***
Subtotal	***US$ M***	***1,280***	***287***	***1,157***	***2,724***
Closure costs	US$ M	—	—	74	***74***
Total	***US$ M***	***1,280***	***287***	***1,231***	***2,798***

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Table 21-20: Forecast Open pit Operating Cost Estimate, Mill Feed Material

Parameters	Unit	Value	Unit	Value
Drilling	US$ M	56	US$/t	0.79
Blasting	US$ M	15	US$/t	0.21
Haulage	US$ M	51	US$/t	0.72
Loading	US$ M	40	US$/t	0.56
Indirect	US$ M	66	US$/t	0.92
Total	***US$ M***	***229***	***US$/t***	***3.19***

Table 21-21: Forecast Open pit Operating Cost Estimate, Waste

Parameters	Unit	Value	Unit	Value
Drilling	US$ M	78	US$/t	0.84
Blasting	US$ M	20	US$/t	0.22
Haulage	US$ M	75	US$/t	0.81
Loading	US$ M	53	US$/t	0.58
Indirect	US$ M	75	US$/t	0.81
Total	***US$ M***	***301***	***US$/t***	***3.26***

Table 21-22: Forecast Underground Mine Operating Cost Estimate

Parameters	Unit	Value	Unit	Value
Drilling	US$ M	106	US$/t	0.64
Blasting	US$ M	86	US$/t	0.52
Loading	US$ M	118	US$/t	0.71
Haulage	US$ M	245	US$/t	1.48
Mineralization drifting	US$ M	464	US$/t	2.81
Mine services	US$ M	217	US$/t	1.31
Complementary services	US$ M	119	US$/t	0.72
Environmental services	US$ M	26	US$/t	0.16
Supervision	US$ M	111	US$/t	0.67
Support equipment	US$ M	258	US$/t	1.56
Mobile Crushing	US$ M	278	US$/t	1.68
Backfill	US$ M	1,460	US$/t	8.83
Total	***US$ M***	***3,489***	***US$/t***	***21.10***

Mine operating costs were developed using unit cost models based on operating hours, productivity assumptions, consumptions, and contractor rates, as applicable for each activity. Cost inputs were supported by internal cost databases, contractor information, and benchmarking as a reasonableness check.

21.3.2 Process Operating Costs

Process operating costs were structured around the main circuit areas: crushing, grinding, and flotation, which concentrate the majority of operating inputs such as electrical power consumption,

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Furnas Project Pará State, Brazil NI 43 - 101 Technical Report wear components, reagents and consumables, and associated labour and service requirements . Additional operating cost items included freshwater supply, thickening and concentrate filtration, and tailings - related operating costs, consistent with the material handling and tailings management strategy defined for the Project . The administration cost item represented plant - related operational support functions only, including plant supervision, process control, laboratory services, warehousing, and on - site plant administration, and did not include site - wide or corporate general and administrative costs, which were addressed separately to avoid double counting . The operating cost estimate is summarized in Table 21 - 23 . Process operating costs were developed based on specific consumptions (energy, reagents, wear), equipment operating hours, and labour and service requirements associated with the defined throughput rate of 37 , 000 t/d, using a combination of internal cost data, supplier information, and benchmarking for reasonableness checks . Table 21 - 23: Forecast Process Plant Operating Cost Estimate Date: March 2026 Page 21 - 15 Value Unit Value Unit Parameters 0.93 US$/t 223 US$ M Crushing 3.85 US$/t 924 US$ M Grinding 1.38 US$/t 331 US$ M Flotation 0.07 US$/t 17 US$ M freshwater supply 0.40 US$/t 95 US$ M Thickening and concentrate filtration 1.11 US$/t 266 US$ M Administration 1.17 US$/t 279 US$ M Tailings 8.92 US$/t 2,136 US$ M Total 21.3.3 Infrastructure Operating Costs This cost category included site management and technical - operational support functions, such as management, planning, and geology . It also includes quality control and sampling services, including the plant laboratory and sampling station, as well as health, safety, and environmental services required to support continuous operations . Additional infrastructure operating costs included logistics and supply support functions, warehousing, general site services such as food services, light support vehicles, and waste handling and removal services . Energy costs reported within this category corresponded to shared site utilities and infrastructure systems and excluded power consumption already accounted for within mine and process plant operating cost categories . Infrastructure operating costs excluded direct mine operating costs, process plant operating costs, and Owner corporate overheads in order to avoid double counting within the operating cost model . The cost estimate is included as Table 21 - 24 .

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21.3.4 General and Administrative Operating Costs

These costs comprise site-level administrative and support functions required to sustain day-to-day operations, including site management, planning and technical coordination, administrative personnel, information systems support, human resources, procurement support, security, and general office services. These functions were treated as shared services and allocated on a site-wide basis within the infrastructure operating cost structure.

21.3.5 Owner (Corporate) Operating Costs

No separate owner (corporate) operating cost line item was included in the current operating cost estimate for the Furnas Project.

Table 21-24: Forecast General and Administrative Operating Cost Estimate

Parameters	Unit	Value	Unit	Value
Management	US$ M	83	US$/t	0.35
Planning	US$ M	13	US$/t	0.06
Geology	US$ M	19	US$/t	0.08
Plant laboratory	US$ M	19	US$/t	0.08
Sampling station	US$ M	14	US$/t	0.06
Health, safety and environmental	US$ M	8	US$/t	0.03
Logistics and warehouse	US$ M	18	US$/t	0.08
Food services	US$ M	60	US$/t	0.25
Pick up trucks	US$ M	8	US$/t	0.03
Waste removal	US$ M	136	US$/t	0.57
Energy	US$ M	24	US$/t	0.10
Total	***US$ M***	***403***	***US$/t***	***1.68***

21.3.6 Operating Cost Summary

The total operating cost estimate is provided in Table 21-25 on a dollar per tonne basis.

Table 21-25: Forecast Total Operating Cost Estimate

Parameters	Unit	Value
Open pit mineralized material mining cost	US$/t	3.19
Open pit waste mining cost	US$/t	3.26
Underground mining cost	US$/t	21.10
Processing cost	US$/t	8.92
G&A cost	US$/t	1.68

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Page 21-16

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 22 Date: March 2026 Page 22 - 1 ECONOMIC ANALYSIS 1. Forward Looking Information This Technical Report contains forward - looking information under applicable Canadian securities laws . Forward - looking information includes statements and estimates regarding the Project’s expected production profile and schedule, capital and operating costs, metallurgical recoveries, commodity price assumptions, and the resulting economic outcomes (including cash flows, NPV, IRR, and payback) . Forward - looking information is based on assumptions and judgments considered reasonable at the time of preparation, but it is subject to risks and uncertainties that may cause actual results to differ materially . These risks include, among others, changes in commodity prices and market conditions, cost escalation, technical and operational challenges, permitting and regulatory outcomes, and other risks typical of mining projects . 2. 2026 PEA Cautionary Statement The 2026 PEA is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessment will be realized . 3. Methodology Used The Project was evaluated using a constant US dollar, after - tax discounted cashflow methodology based on an 8 % discount rate . Costs and revenues were expressed in real US dollars . The analysis was based on annual cash flow projections derived from the LOM production schedule, metallurgical recoveries, commodity price, capital and operating cost assumptions set out in Sections 16 to 21 of this Report . Cash inflows were generated from projected revenues, while cash outflows included pre - production capital expenditures, sustaining capital, operating costs, and other Project - related expenditures, as defined in Section 21 of this Report . All cash flows were modeled on an annual basis and were assumed to occur at the end of each year . Discounting was applied from the start of the construction period using the selected real discount rate . The evaluation assumed 100 % Project ownership and did not incorporate any Project financing structure . 1. Key Assumptions Commodity price assumptions adopted included :  Copper price: US$4.60/lb;  Gold price: US$3,300/oz;  Silver price: US$40/oz.

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report These prices were intended to represent long - term average real prices and were applied consistently throughout the financial model . No price escalation or real - term variability were assumed . Additional key assumptions included :  A total construction period of three years;  A project life of 24 years, consistent with the LOM plan;  Capital and operating costs expressed in constant Q2 2025 US dollars;  All payable metal production is assumed to be sold in the year of production;  Project revenues are derived from the sale of a copper concentrate with gold and silver by - products;  No binding smelting, refining, or concentrate off - take agreements were in place. 2. Fiscal and Royalties Framework Royalties applicable to the Project were discussed in Section 4.2.5 and Section 4.7. Royalties considered in the financial model include:  CFEM royalty at 2%, applied to total production;  Private landowner royalty of 1% ( 50 % of CFEM) applied over specific Project sectors ;  A BNDES royalty of 1 . 5 % was applied to Mineral Right No . 856 . 384 / 1996 to illustrate their partication rights in the Project prior to negotiating a financial participation percentage upon the completion of a positive economic feasibility study . These royalties were applied to revenues derived from copper, gold, and silver production . In addition, a UPF/PA royalty applicable to copper production was included, established at 66 UPF/PA per tonne of copper produced . For the purposes of the economic model, the following conversion was applied :  1 UPF/PA = BR $ 5 . 0155 , equivalent to approximately US $ 0 . 91 . All royalties were applied on a pre - tax basis and reflect the fiscal framework assumed at the effective date of this Report . 4. Taxes The taxation framework and fiscal assumptions applied in the financial model were defined by Ero Copper, with support from third - party taxation advisors as required . In accordance with Brazilian Federal Law (Law 8 , 981 / 1995 and Law 9 , 065 / 1995 ), accumulated tax losses (prejuízo fiscal) and negative Social Contribution on Net Income tax bases may be carried forward indefinitely . However, their annual utilization is limited to 30 % of taxable income in each fiscal year . Corporate income tax is applied at a statutory rate of 25% . The Project is assumed to qualify for the SUDAM regional tax incentive (a federal fiscal benefit in Brazil designed to boost development in the north region), which provides up to a 75 % reduction in corporate income tax . The financial Date: March 2026 Page 22 - 2

ERO COPPER
Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

model assumes an effective incentive of 67.5%, reflecting a 10% reduction in the SUDAM credit starting in 2026. Accordingly, an effective corporate income tax rate of 8.13% was applied over the LOM in the cashflow, except in the first year of production when the full statutory rate of 25% was assumed.

The Project is subject to a 9% Social Contribution on Net Income tax, calculated on taxable income under the Brazilian *lucro real* regime. The Social Contribution on Net Income tax is applied independently of the corporate income tax, and is not reduced by the SUDAM regional tax incentive. Loss carry-forwards are limited to 30% of taxable income per fiscal year.

22.5 Economic Analysis

At an 8% discount rate, the estimated pre-tax net present value (NPV) is US$2,681 million, with an internal rate of return (IRR) of 32.6% and a payback period of approximately 2.5 years.

On a post-tax basis, the Project is expected to generate an NPV (8%) of US$2,040 million, an IRR of 27%, and a payback period of approximately 3.1 years.

A cashflow summary table is included as Table 22-1. The cashflow on an annualized basis is provided in Table 22-2 and shown in Figure 22-1.

Table 22-1: Economic Analysis Summary

Item	Unit	Value
General		
Copper price	US$/lb	4.60
Gold price	US$/oz	3,300
Silver price	US$/oz	40
Exchange rate	R$/US$	5.50
Mine life	Years	24
Total mineralized material processed	kt	239,607
Total waste	kt	239,938
Strip ratio, D1 NW-OP	waste tonnes:mill feed material tonnes	4.8
Strip ratio, NW-OP	waste tonnes:mill feed material tonnes	3.5
Strip ratio, SE-OP	waste tonnes:mill feed material tonnes	2.8
Production		
Average feed grade, copper	%	0.58
Average feed grade, gold	g/t	0.35
Average feed grade, silver	g/t	1.64
Average copper recovery rate	%	90.3
Average gold recovery rate	%	74.6
Average silver recovery rate	%	71.0
Total payable copper	Mlbs	2,658
Total payable gold	koz	1,867
Total payable silver	koz	8,075
Total payable copper equivalent	Mlbs	4,068

Date: March 2026
Page 22-3

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Value Unit Item Operating costs 3.19 US$/t mined Mining mill feed cost (open pit) 3.26 US$/t mined Mining waste cost (open pit) 21.10 US$/t mined Mining cost (underground) 8.92 US$/t milled Processing cost 1.68 US$/t milled G&A cost 0.42 US$/lb Cu Refining and transport costs 0.30 US$/lb Cu Cash cost Capital costs 1,280 US$ M Initial capital 1,157 US$ M Sustaining capital 287 US$ M Expansion capital 74 US$ M Closure costs Financials 2,681 US$ M Pre - tax NPV (8%) 32.6 % Pre - tax IRR 2.49 Years Pre - tax payback 2,040 US$ M Post - tax NPV (8%) 27.0 % Post - tax IRR 3.08 Years Post - tax payback Date: March 2026 Page 22 - 4

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Table 22 - 2: Annualized Cashflow Forecast Y25 Y24 Y23 Y22 Y21 Y20 Y19 Y18 Y17 Y16 Y15 Y14 Y13 Y12 Y11 Y10 Y9 Y8 Y7 Y6 Y5 Y4 Y3 Y2 Y1 Y - 1 Y - 2 Y - 3 Total Unit s Furnas Production - - 1 .1 3 .6 3 .6 3 .6 3 .6 3 .6 3 .9 7 .1 11.5 11.5 13.2 13.5 13.6 13.6 13.5 13.5 13.5 13.5 13.5 13.5 13.5 13.5 13.5 8 .5 2 .6 - - - - 239.6 (Mt) Mineralized Material Mined - - - - - - - - - - - - - - - - - - - - - - 0 .2 0 .4 1 .3 2 .8 2 .2 2 .9 5 .1 6 .3 10.0 27.4 28.4 27.4 46.4 28.4 32.6 18.0 - - 239.9 (Mt) W aste Mined - - 1 .1 3 .6 3 .6 3 .6 3 .6 3 .6 3 .9 7 .1 11.5 11.5 13.2 13.5 13.6 13.6 13.5 13.5 13.5 13.5 13.5 13.5 13.5 13.5 13.5 11.1 - - - - - - 239.6 (Mt) Mineralized Material Processed - - 0.56% 0.53% 0.52% 0.53% 0.55% 0.59% 0.61% 0.55% 0.49% 0.56% 0.55% 0.57% 0.53% 0.54% 0.54% 0.55% 0.57% 0.58% 0.57% 0.60% 0.63% 0.65% 0.65% 0.70% - - - - - - 0.58% (% Cu) Grade Processed Cu - - 0.40 0.39 0.40 0.35 0.34 0.42 0.42 0.31 0.30 0.32 0.37 0.31 0.35 0.37 0.39 0.31 0.33 0.33 0.33 0.36 0.38 0.41 0.36 0.30 - - - - - - 0.35 (g /t Au) Grade Processed Au - - 0.84 1.01 1.12 1.16 1.16 0.97 0.97 1.06 1.01 1.27 1.34 1.54 1.44 1.51 1.61 1.75 1.83 1.90 1.94 1.85 1.97 2.00 2.26 2.30 - - - - - - 1.64 (g/t Ag) Grade Processed Ag - - 0.91% 0.88% 0.88% 0.85% 0.85% 0.96% 0.99% 0.83% 0.76% 0.85% 0.88% 0.86% 0.85% 0.88% 0.89% 0.84% 0.87% 0.89% 0.88% 0.93% 0.98% 1.03% 0.98% 0.99% - - - - - - 0.90% (% Cu Eq.) Cu Eq. Head Grade - - 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% 90% - - - - - - 90% (% Cu) Cu Metallurgical Recovery - - 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% 75% - - - - - - 75% (% Au) Au Metallurgical Recovery - - 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% 71% - - - - - - 71% (% Ag) Ag Metallurgical Recovery Total Production - - 5 17 17 17 18 19 21 35 51 57 66 70 65 67 66 67 70 71 70 73 77 79 79 70 - - - - - - 1,249 (kt Cu) Copper Produced - - 10 34 35 30 29 36 39 53 82 89 116 100 113 120 127 102 107 108 107 117 123 134 116 80 - - - - - - 2,008 (koz Au) Gold Produced - - 21 83 92 95 95 79 85 171 266 331 405 477 448 469 497 538 563 587 597 569 608 617 696 581 - - - - - - 8,972 (koz Ag) Silver Produced - - 9 29 29 28 28 31 35 53 79 88 106 105 104 108 109 102 107 108 107 114 120 125 119 99 - - - - - - 1,938 Total Copper Eq. Produced (kt Cu Eq.) - - 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% 30% - - - - - - 30% Concentrate Grade Cu (% Cu) Payable Metal - - 5 17 16 17 17 19 21 34 49 55 64 68 63 65 63 64 67 68 67 71 75 76 76 68 - - - - - - 1,206 Copper Payable (kt Cu) - - 10 32 32 28 27 34 37 49 77 82 108 93 105 112 118 95 99 100 99 109 114 125 107 75 - - - - - - 1,867 Gold Payable (koz Au) - - 19 75 83 86 86 71 77 154 239 298 365 429 403 422 448 484 507 528 538 512 548 555 626 523 - - - - - - 8,075 Silver Payable (koz Ag) - - 8 27 27 26 26 30 33 51 75 83 100 100 99 103 104 97 101 103 102 108 114 119 114 94 - - - - - - 1,845 Total Copper Eq. Payable (kt Cu Eq.) Furnas Cash Flow s - - $53 $169 $166 $170 $175 $189 $209 $344 $496 $563 $648 $687 $641 $657 $643 $652 $681 $693 $682 $718 $757 $774 $774 $686 - - - - - - $12,226 (US$ M) Copper Revenue - - $32 $105 $107 $93 $89 $111 $121 $162 $253 $272 $356 $308 $348 $368 $390 $313 $328 $331 $328 $360 $378 $411 $355 $246 - - - - - - $6,162 (US$ M) Gold Revenue - - $1 $3 $3 $3 $3 $3 $3 $6 $10 $12 $15 $17 $16 $17 $18 $19 $20 $21 $22 $20 $22 $22 $25 $21 - - - - - - $323 (US$ M) Silver Revenue - - ($3) ($8) ($8) ($8) ($9) ($9) ($10) ($17) ($24) ($28) ($32) ($34) ($32) ($32) ($32) ($32) ($34) ($34) ($34) ($35) ($37) ($38) ($38) ($34) - - - - - - ($602) (US$ M) TC/RCs - - ($2) ($8) ($8) ($8) ($8) ($9) ($10) ($16) ($23) ($26) ($30) ($32) ($30) ($30) ($30) ($30) ($31) ($32) ($31) ($33) ($35) ($36) ($36) ($32) - - - - - - ($565) (US$ M) Fre ight - - ($2) ($7) ($6) ($7) ($7) ($8) ($8) ($14) ($23) ($25) ($32) ($33) ($33) ($33) ($33) ($34) ($36) ($36) ($36) ($40) ($43) ($45) ($44) ($36) - - - - - - ($621) (US$ M) Royalties Net Concentrate Revenue (US$ M) $16,924 - - - - - - $852 $1,036 $1,088 $1,041 $990 $930 $943 $929 $888 $956 $947 $911 $914 $924 $768 $688 $465 $305 $276 $244 $243 $254 $254 $78 - - - - ($34) ($65) ($74) ($64) ($66) ($60) ($80) ($148) ($235) ($254) ($236) ($231) ($233) ($230) ($222) ($142) ($139) ($163) ($158) ($133) ($136) ($158) ($160) ($69) - - - - - - ($3,489) (US$ M) Underground Mining Costs - - - - - - - - - - - - - - - - - - - - - - ($6) ($8) ($14) ($18) ($16) ($31) ($38) ($40) ($53) ($72) ($43) ($39) ($71) ($81) - - - - - - ($530) (US$ M) Open Pit Mining Costs - - ($8) ($28) ($28) ($28) ($28) ($28) ($30) ($55) ($89) ($89) ($103) ($105) ($105) ($106) ($105) ($105) ($105) ($105) ($105) ($105) ($105) ($105) ($105) ($86) - - - - - - ($1,857) (US$ M) Processing Costs - - ($1) ($4) ($4) ($4) ($4) ($4) ($5) ($8) ($13) ($13) ($15) ($16) ($16) ($16) ($16) ($16) ($16) ($16) ($16) ($16) ($16) ($16) ($16) ($13) - - - - - - ($279) (US$ M) Ta ilings Costs ($9) ($11) ($11) ($11) ($11) ($11) ($11) ($14) ($18) ($18) ($19) ($19) ($19) ($19) ($19) ($19) ($19) ($19) ($19) ($19) ($19) ($19) ($19) ($15) ($10) - - - - - - ($403) (US$ M) G&A & Op. Support Costs ($9) ($54) ($318) ($345) ($350) ($343) ($317) ($312) ($378) ($390) ($387) ($379) ($380) ($375) ($355) ($229) ($129) ($103) ($109) ($107) ($117) ($109) ($336) ($366) ($260) - - - - - - ($6,558) (US$ M) Total Operating Costs ($9) $24 $146 $137 $136 $134 $173 $176 $236 $334 $393 $544 $524 $535 $557 $578 $576 $612 $601 $579 $645 $722 $752 $670 $592 - - - - - - $10,366 (US$ M) EBITDA ($4) ($1) ($1) $1 ($0) $2 ($2) ($6) ($7) $0 $4 ($0) ($1) $1 $2 $5 $1 ($3) ($1) $3 $5 ($1) ($5) $6 $3 - - - - - - - - (US$ M) Change in W orking Capital ($13) $23 $145 $137 $136 $136 $171 $169 $229 $334 $397 $544 $525 $534 $559 $583 $577 $609 $599 $582 $650 $722 $747 $676 $595 - - - - - - $10,366 (US$ M) Operating Cash Flow - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - ($81) ($807) ($392) ($1,280) (US$ M) Initial Capex - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - ($20) ($32) ($15) - - - - ($12) ($86) ($122) - - - - - - - - ($287) (US$ M) Expansion Capex - - ($5) ($22) ($10) ($5) ($11) ($6) ($6) ($6) ($59) ($47) ($56) ($64) ($118) ($33) ($84) ($47) ($30) ($41) ($88) ($95) ($112) ($36) ($70) ($105) - - - - - - ($1,157) (US$ M) Susta ining Capex ($74) - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - ($74) (US$ M) Closure Capex ($74) ($5) ($22) ($10) ($5) ($11) ($6) ($6) ($6) ($59) ($47) ($56) ($118) ($64) ($33) ($84) ($67) ($63) ($55) ($88) ($95) ($125) ($122) ($192) ($105) ($81) ($807) ($392) ($2,798) (US$ M) Total Capital Expenditures ($87) $18 $122 $127 $131 $125 $165 $163 $222 $274 $351 $488 $416 $460 $526 $499 $510 $547 $544 $494 $555 $597 $625 $484 $489 ($81) ($807) ($392) $7,568 (US$ M) Pre - Tax Unlevered Free Cash Flow - - - - ($15) ($14) ($14) ($13) ($19) ($19) ($25) ($38) ($47) ($73) ($71) ($72) ($78) ($84) ($68) ($74) ($73) ($71) ($83) ($98) ($105) ($93) ($162) - - - - - - ($1,410) (US$ M) Unlevered Cash Taxes ($87) $18 $107 $113 $117 $112 $145 $144 $198 $237 $303 $416 $345 $388 $447 $416 $442 $472 $471 $423 $472 $499 $520 $391 $327 ($81) ($807) ($392) Post - Tax Unlevered Free Cash Flow (US$ M) $6,158 - - $1.33 $0.15 $0.33 $0.42 $0.56 ($0.09) $0.23 $0.98 $1.09 $0.99 $0.36 $0.65 $0.45 $0.32 $0.08 $0.16 $0.09 $0.24 $0.31 $0.08 ($0.16) ($0.24) $0.26 $0.31 - - - - - - By - Product C1 Cash Cost (US$ /lb Cu) $0.30 Date: March 2026 Page 22 - 5 Note: EBITDA = earnings before interest, taxes, depreciation, and amortization.

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Note: Figure prepared by REDCO, 2026 Figure 22 - 1: Annualized Cashflow Forecast Graphic ($81) ($807) ($392) $327 $391 $520 $499 $472 $423 $471 $472 $442 $416 $447 $388 $345 $416 $303 $237 $198 $144 $145 $112 $117 $113 $107 $18 ($87) ($1,000) ($800) ($600) ($400) ($200) - - $200 $400 $1,000 $800 $600 Y20 Y21 Y22 Y23 Y24 Y25 Post - Tax Unlevered Cash Flow (US$ M) Y - 3 Y - 2 Y - 1 Y1 Y2 Y3 Y4 Y5 Operating Cash Flow Y6 Y7 Y8 Y9 Capital Expenditures Y10 Y11 Y12 Y13 Y14 Y15 Y16 Y17 Y18 Y19 Unlevered Cash Taxes Unlevered Free Cash Flow Date: March 2026 Page 22 - 6

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 22.6 Sensitivity Analysis A sensitivity analysis was performed to evaluate the impact of variations in copper and gold prices, copper and gold grades, capital cost estimates and operating cost estimates on the Project’s post - tax economic outcomes . The sensitivities are shown as follows :  After - tax NPV 8 % sensitivities ( Table 22 - 3 ; Figure 22 - 2 ) ;  After - tax IRR sensitivities ( Table 22 - 4 ; Figure 22 - 3 ) . The results indicate that in terms of after - tax NPV 8% , the Project is most sensitive to variations in copper price, reflecting the dominant contribution of copper revenues to the overall cash flow, followed by operating costs, gold price, and capital costs . The Project’s sensitivity to copper head grades and gold head grades is approximately equivalent to the Project’s sensitivity to copper prices and gold prices, respectively, and is not shown in the tables and figures . Table 22 - 3: Furnas After - Tax NPV8% Sensitivities (US$ M) +20% +10% 2026 PEA Basecase - 10% - 20% 2,842 2,441 2,040 1,639 1,238 Copper price 2,436 2,238 2,040 1,842 1,644 Gold price 1,725 1,883 2,040 2,198 2,355 Capital cost estimate 1,625 1,833 2,040 2,248 2,456 Operating cost estimate Note: Figure prepared by REDCO, 2026. Capex = capital cost estimate; Opex = operating cost estimate. Figure 22 - 2: Furnas After - Tax NPV8% Sensitivities Chart $3,000 $2,500 $2,000 $1,500 $1,000 $500 - - - 20% - 10% 20% NPV (US$ M) Copper Price PEA 10% Gold Price Capex Opex Date: March 2026 Page 22 - 7

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Table 22 - 4: Furnas After - Tax IRR Sensitivities (%) +20% +10% 2026 PEA Base case - 10% - 20% 32.7 29.9 27.0 23.8 20.5 Copper price 29.7 28.4 27.0 25.5 24.0 Gold price 22.0 24.3 27.0 30.0 33.7 Capital cost estimate 24.0 25.5 27.0 28.3 29.7 Operating cost estimate Note: Figure prepared by REDCO, 2026. Capex = capital cost estimate; Opex = operating cost estimate. Figure 22 - 3: Furnas After - Tax IRR Sensitivities Chart 40% 30% 20% 10% - - - 20% - 10% Copper Price 20% IRR (%) PEA 10% Gold Price Capex Opex Date: March 2026 Page 22 - 8

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 23 ADJACENT PROPERTIES This section is not relevant to this Report. Date: March 2026 Page 23 - 1

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 24 OTHER RELEVANT DATA AND INFORMATION This section is not relevant to this Report. Date: March 2026 Page 24 - 1

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 25 Date: March 2026 Page 25 - 1 INTERPRETATION AND CONCLUSIONS 1. Introduction The QPs note the following interpretations and conclusions in their respective areas of expertise, based on the reviews and interpretations of data available for this Report . 2. Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements The Project consists of two exploration permits, 850 . 139 / 1995 and 856 . 384 / 1996 , covering a collective area of approximately 9 , 832 ha . Both permits are granted for copper, gold, and nickel . The Furnas deposit area includes portions of land owned by 24 different landowners ; all 24 landowners have signed agreements permitting Ero Copper to conduct mineral prospecting activities and collect data for environmental studies . Water is authorized for use under two water use/water take permits . The Earn - in Agreement has staged milestones that Ero Copper must meet . Following the completion of the required “definitive feasibility study”, subject to customary technical review periods, and with Ero Copper’s positive investment approval, the parties will enter into a joint venture agreement whereby Vale Base Metals will transfer 60 % of the equity interest in the Project to Ero Copper, and Ero Copper will grant Vale Base Metals a "free - carry" on certain capital expenditures related to Project development . Three royalties are applicable to the Project, the CFEM, a private landowner royalty and the BNDES . The SUDAM benefit is assumed to apply to the Project . To the extent known to the QP, there are no other significant factors or risks that may affect access, title, or the right or ability to perform work on the Project that are not discussed in this Report . 3. Geology and Mineralization The Furnas deposit is an example of IOCG deposit . The geological understanding of the settings, lithologies, and structural and alteration controls on mineralization in the different zones is sufficient to support estimation of Mineral Resources . The geological knowledge of the area is also considered sufficiently acceptable to reliably inform mine planning . The mineralization style and setting are sufficiently well understood and can support declaration of Mineral Resources . The potential for down - dip extensions of mineralization is the subject of the exploration activity, and the results of drilling to date remain encouraging . The central portion of the deposit has some exploration drill holes with intercepts that warrant additional investigation, and this area is planned to be drilled .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 25.4 Date: March 2026 Page 25 - 2 Exploration, Drilling and Analytical Data Collection in Support of Mineral Resource Estimation The exploration programs completed to date are appropriate for the deposit style . Sampling methods are acceptable for Mineral Resource estimation . The sample preparation, security and analysis are appropriate to support Mineral Resource estimation . The quantity and quality of the lithological, collar and down - hole survey data collected during the exploration and delineation drilling programs are sufficient to support Mineral Resource . The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the deposit style . Sampling is representative of the gold, copper and silver grades in the deposits, reflecting areas of higher and lower grades . 5. Data Verification The data verification programs concluded that the data collected adequately support the geological interpretations and constitute a database of sufficient quality to support the use of the data in Mineral Resource estimation and preliminary technical studies . 6. Metallurgical Testwork The metallurgical dataset integrates extensive testwork completed by Vale between 2003 and 2012 with an expanded and more representative testwork campaign conducted by Ero Copper in 2025 . Metallurgical variability is closely linked to the lithological, mineralogical, and spatial domains defined in the geological model . Overall, metallurgical variability was considered explainable, was appropriately geologically constrained, and technically manageable . Chlorine and fluorine are potentially deleterious elements reporting to the copper concentrate . Chlorine - related risks would generally be low and manageable at a Project level, with targeted mitigation measures, such as blending and operational control being sufficient to address the limited instances of chlorine enrichment . Fluorine is not expected to represent a material constraint on future concentrate quality, and any isolated enrichment events could be effectively managed through routine operational controls and blending strategies . There are opportunities to update the proposed flowsheet, focusing on  Gravity concentration for recovery of liberated coarse gold prior to flotation;  Magnetic separation of final tailings for production of a magnetite - rich by - product. 7. Mineral Resource Estimates Mineral Resources are reported insitu, using the 2014 CIM Definition Standards . Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability .

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Factors that may affect the Mineral Resource estimates include changes to : commodity price assumptions ; changes to geological or grade interpretations, including grade shell considerations ; density and domain assignments ; changes to design parameter assumptions that pertain to the conceptual mineable shapes that constrain the estimates ; changes to geotechnical, hydrogeological, and metallurgical recovery assumptions ; changes to any of the social, political, economic, permitting, and environmental assumptions considered when evaluating reasonable prospects for eventual economic extraction . 8. Mine Plan The 2026 PEA mine plan is based on a sub - set of the Mineral Resource estimate . The 2026 PEA assumes a combined open pit and underground operation . Open pit extraction assumes conventional drill - and - blast methods with excavator loading and truck haulage . The assumed mining method for the proposed underground mine is sublevel stoping with cemented paste backfill in primary stopes and waste rock backfill in secondary stopes . The proposed mining methods were selected based on deposit geometry, rock mass quality, and production requirements . The proposed integrated mine plan is based on three open pit operations (SE - OP, NW - OP and D 1 NW - OP) and two underground mines (SE - UG and NW - UG) . The combined schedule will result in approximately 16 years of full - capacity production at a nominal processing rate of 37 , 000 t/d, followed by a progressive reduction in throughput as the mineralization is depleted . The forecast underground production schedule was coordinated with open pit operations to enable a structured transition from predominantly surface mining to combined open pit and underground feed sources . The open pit mining operation is based on a conventional truck and excavator fleet selected to ensure compatibility with the pit geometry, bench configuration, ramp gradients, and annual material movement targets . The selected underground equipment configuration is conventional for mechanized underground copper – gold operations . Equipment sizing was based on a continuous 24 - hour operation with three 8 - hour shifts per day, and availability and utilization factors consistent with industry benchmarks . 9. Recovery Plan The process design is conventional to the industry and was based on Project - specific testwork . The design assumptions included a throughput rate of 37 , 000 t/d, with a LOM average 92 % utilization rate . Plant design assumes mill feed material receiving and handling, primary, secondary, and tertiary crushing, grinding, flotation for copper recovery, auxiliary gravity gold recovery, concentrate thickening and filtration, and tailings thickening and final disposal . Each of these unit operations was conceptually defined to ensure metallurgical performance targets are met while maintaining operational flexibility and reliability . Date: March 2026 Page 25 - 3

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Electrical power is expected to be sourced from the regional transmission network via a 230 kV interconnection to the Carajás Substation . The concentrator plant water consumption is estimated at approximately 200 L/s . On an annual basis, the overall water balance shows a surplus of approximately 89 L/s, which must be conveyed to a water treatment plant prior to discharge to the environment . The process will use conventional reagents and grinding media . 10. Infrastructure There is currently no existing Project infrastructure . Infrastructure sufficient to support a combined open pit and underground operation with associated process facilities was designed as part of the 2026 PEA . 11. Environmental, Permitting and Social Considerations Environmental baseline and supporting studies were initiated by Vale and supplemented by major work programs completed by Ero Copper in 2024 – 2025 . Discipline areas covered included physiography ; hydrology ; surface water quality ; air quality ; biological environment ; and the human environment . The closure cost estimate included in the 2026 PEA economic analysis is approximately US $ 74 million . Ero Copper holds an Operating Licence for Mineral Exploration No . 15145 / 2024 , which was issued by SEMAS - PA, and is valid until September 29 , 2029 . This licence authorises mineral exploration in Marabá and Parauapebas, within areas granted by the National Mining Agency under Mineral Rights Nos . 850 . 139 / 1995 and 856 . 384 / 1996 . Mining activities in Pará State, including all facilities for waste rock and tailings disposal, are subject to a three - phase environmental licensing process, consisting of the grant of preliminary, installation and operating licences . Preparation of the EIA/RIMA was initiated in March 2024 with the commencement of physical environment baseline studies, and submission of the Preliminary Licence application is expected in about Q 4 2026 . Stakeholder consultation processes have not yet commenced . The Project does not fall within any Conservation Area boundaries . No overlaps with Indigenous lands or Quilombola communities have been identified within the Project area . 12. Markets and Contracts The copper concentrate is assumed to be readily marketable and will have a copper grade of around 30% which is expected to result in a payable factor for copper of approximately 96.5%. Commodity prices are consensus prices, based on analyst forecasts. No contracts have been entered into for the Project. Date: March 2026 Page 25 - 4

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 13. Capital Cost Estimates The capital cost estimate is consistent with an AACE Class 5 estimate . The classification has an accuracy range of - 20 % to - 50% (low) and + 30 % to + 100% (high) . The cost estimate was developed using a combination of the following information sources : engineering quantities and equipment lists derived from the mine plan, process flowsheets, and infrastructure concepts defined for the 2026 PEA base case ; budgetary quotations obtained from equipment suppliers ; unit rates and cost information provided by local contractors and service providers ; historical cost data from REDCO’s internal databases and comparable projects ; and benchmarking and parametric references as supporting and validation tools . Capital costs, including initial, expansion, sustaining and closure are estimated to total US $ 2 , 798 million . 14. Operating Cost Estimates Operating costs are expressed in constant second - quarter 2025 U . S . dollars . Operating costs were estimated for the mining, processing, infrastructure, general and administrative, and Owner discipline areas . Overall costs were estimated at :  Open pit mineralized material mining cost: US$3.19/t mined;  Open pit waste mining cost: US$3.26/t mined;  Underground mining cost: US$21.10/t mined;  Processing cost: US$8.92/t milled;  G&A cost: US$1.68/t milled. 15. Economic Analysis The Project was evaluated using a constant US dollar, after - tax discounted cashflow methodology based on an 8% discount rate. Costs and revenues were expressed in real US dollars. At an 8% discount rate, the estimated pre - tax NPV is US$2,681 million, with an IRR of 32.6% and a payback period of approximately 2.5 years. On a post - tax basis, the Project is anticipated generates an NPV (8%) of US$2,040 million, an IRR of 27%, and a payback period of approximately 3.1 years. In terms of after - tax NPV8% the Project is most sensitive to variations in copper price followed by operating costs , gold price , and capital costs. Date: March 2026 Page 25 - 5

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 16. Risks and Opportunities 1. Risks 1. Geological and Mineral Resource Risks The IOCG deposit is structurally complex, with an anastomosing mineralised zone ranging from 20 to 150 m in width over approximately 9 km of strike, introducing uncertainty in grade continuity and ore boundary delineation . Mineralization remains open at depth and along strike in the NW and SE Sectors, and in the central portion of the deposit . The saprolitic and oxidised zone is not included in the current resource model . 2. Mining Technical Risks Pit slope parameters ( 33 . 5 - 40 . 9 ƒ ) were assigned by empirical benchmarking with limited site - specific geotechnical data ; detailed investigation is required to confirm slope designs during the next study stage . Underground stope dimensions and pillar designs were derived from empirical stability analyses ; in - situ stress measurements and rock strength data are required to confirm these parameters . Hydrogeological conditions are preliminary ; estimated open pit dewatering of approximately 995 L/s and underground dewatering of approximately 50 L/s require confirmation through field investigation . The mine plan contemplates a transition from open pit to underground mining within an integrated mining system, where the different components and development stages are interrelated . Consequently, delays in open pit development, underground access development, or underground production ramp - up could affect the planned production profile and the continuity of plant feed to the processing plant . The mining sequence relies on the availability and performance of a paste backfill system to support the sublevel stoping method . A more detailed assessment of paste backfill system performance and capacity on a year - by - year basis is required to ensure adequate coordination between the extraction schedule and backfill placement . Limitations in paste production, pumping capacity, or curing time could affect stope turnaround and underground productivity . 3. Metallurgical Technical Risks The metallurgical testwork program focused primarily on the dominant hydrothermal lithotypes present in the deposit . Although samples were selected to represent the principal geological domains, metallurgical performance of less represented lithological units may differ from the results obtained in the current test program . Potential differences between open pit and underground ore sources may also influence metallurgical response during operation . Date: March 2026 Page 25 - 6

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Variations in chlorite and fluorine contents across the deposit may affect concentrate quality and smelter terms, particularly where impurity levels differ from those observed in the current metallurgical testwork program . The NW Sector metallurgical performance is more variable than the SE Sector . Additional domain - specific locked - cycle testwork is required to reduce uncertainty in recovery and concentrate quality estimates . 4. Cost Estimation Technical Risks The Class 5 total capital cost estimate of US $ 2 , 798 M carries a − 20% /− 50 % to + 30% /+ 100 % accuracy range . Project financing has not been arranged . No offtake or smelting agreements have been concluded . 5. Environmental, Permitting, and Social Risks The three - phase environmental licensing process for mining has not yet commenced ; LP application submission (EIA/RIMA) is expected approximately Q 4 2026 . Delays could materially affect the Project schedule . Formal stakeholder consultation has not commenced ; establishment of a social licence to operate is a critical path requirement for the environmental licensing process . The closure cost estimate of approximately US $ 74 million is at Class 5 accuracy and may increase as project definition and regulatory requirements are clarified . 6. Economic and Market Risks Long - term price assumptions of US $ 4 . 60 /lb Cu, US $ 3 , 300 /oz Au, and US $ 40 /oz Ag may differ materially from prices at time of production . A 20 % reduction in copper price reduces post - tax NPV ( 8% ) by approximately US $ 700 million . The BR $ /US $ rate of 5 . 50 is subject to currency volatility ; adverse movements increase the US dollar equivalent of BR $ - denominated costs . The SUDAM tax incentive is subject to changes in Brazilian fiscal legislation . 7. Regulatory, Title, and Joint Venture Risks Mining concessions over both exploration permits are pending National Mining Agency grant . A silver tenure amendment is pending submission . Earn - in milestones under the Vale Base Metals agreement must be met within prescribed timeframes ; failure would result in termination of the earn - in option . Ero Copper must sole - fund the phased work program and grant Vale Base Metals a free - carry on up to the first US $ 2 billion of Project construction capital . Vale Base Metals retains 100 % offtake rights while its ownership exceeds 30% ; commercial terms have not been negotiated . Date: March 2026 Page 25 - 7

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 2. Opportunities 1. Geology and Mineral Resources Systematic infill and extension drilling has the potential to convert Inferred to Indicated resources and to grow total resource tonnage . Evaluation of the oxidised zone could represent incremental near - surface gold - enriched resource tonnage . 2. Metallurgy and Process Preliminary testwork supports evaluation of a gravity circuit ahead of flotation to improve overall gold recovery above the 76 . 8 % bench - scale average achieved to date . Magnetic separation of flotation tailings could generate incremental revenue and reduce net tailings volumes requiring long - term management ; further testwork is recommended . 3. Infrastructure Regional and JV synergies : Proximity to Carajás regional infrastructure and the Vale Base Metals partnership provide potential capital cost savings, access to operational expertise, and support for the social licence to operate . 4. Market and Taxation Structural energy - transition demand growth supports long - term copper prices above the US $ 4 . 60 /lb base case ; each US $ 0 . 50 /lb increase materially improves post - tax NPV ( 8% ) . A 67 . 5 % corporate income tax reduction from the SUDAM fiscal incentive from Year 2 to end of mine life is a material post - tax advantage relative to a standard Brazilian tax regime . 25.17 Conclusions An economic analysis was performed in support of the 2026 PEA ; this indicated a positive cash flow using the assumptions detailed in this Report . Date: March 2026 Page 25 - 8

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 26 Date: March 2026 Page 26 - 1 RECOMMENDATIONS 1. Introduction The Qualified Persons recommend a two - phase work program to advance the Furnas Project from the 2026 PEA to a pre - feasibility study :  Phase 1 covers data collection and field investigations required as inputs to the pre - feasibility study ;  Phase 2 covers the pre - feasibility studwork itself . These recommendations represent the Qualified Persons’ professional opinion and are not binding on Ero Copper or a commitment by management . The recommended scope is aligned with Ero Copper’s Phase 2 and Phase 3 earn - in obligations under the Earn - in Agreement . Costs are provided for each work phase as ranges . The ranges reflect the differences between work programs directly completed by Ero Copper personnel, and the estimate if the same work were to be completed by external parties and third - party consultants . The overall cost summary table is included as Table 26 - 1 . 1. Phase 1, Data Collection and Study Inputs 1. Resource Delineation and Extension Drilling Infill and extension core drilling (estimated 30 , 000 - 45 , 000 m) is recommended to convert Inferred Mineral Resources to Indicated status in the principal mine plan areas and to test down - dip and along - strike extensions . Geotechnical and hydrogeological core holes should be drilled concurrently . An updated Mineral Resource estimate will be completed at the end of Phase 1 as the foundation for pre - feasibility study mine planning and Mineral Reserve estimation in Phase 2 . Drilling is based on all - in drilling costs appropriate to the Carajás region of US $ 250 – $ 350 /m, depending on whether the core diameter is NQ or HQ . The estimated cost is approximately US $ 8 - $ 14 million . This range is also dependent on the number of metres of drilling undertaken .

ERO COPPER
Furnas Project
Pará State, Brazil
NI 43-101 Technical Report

Table 26-1: Recommended Program Cost Summary

Phase	Activity	Low (US$ M)	High (US$ M)
Phase 1	Resource delineation and extension drilling (~30,000–45,000 m)	8.0	14.0
	Metallurgical testwork (locked-cycle, pilot-scale, gravity, magnetite separation, geometallurgy)	4.0	8.0
	Geotechnical and hydrogeological investigations	3.0	6.0
	Environmental, social, and permitting baseline completion	3.0	5.0
	Market and commercial studies	2.0	2.0
	Phase 1 Sub-Total	*20.0*	*35.0*
Phase 2	Pre-feasibility study	12.0	22.0
	Contingency	3.0	3.0
	Phase 2 Sub-Total	*15.0*	*25.0*
Total		***35***	***60***

Notes:

1. Cost ranges reflect internal execution (low) vs. fully consultant-managed execution (high).
2. Drilling estimated at US$250-350/m (NQ/HQ core, Carajás region).
3. Items individually below US$1 M are consolidated.
4. Phase 2 costs will be refined upon completion of Phase 1 scope definition.
5. Estimates exclude Ero Copper corporate overhead and earn-in maintenance costs.

Date: March 2026
Page 26-1

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 2. Metallurgical Testwork Domain - specific locked - cycle flotation testing, pilot - scale flotation, and expanded comminution testwork are recommended to provide pre - feasibility study - level process design inputs and to reduce NW Sector metallurgical variability uncertainty . The program should also evaluate gravity gold recovery ahead of flotation and magnetic separation of tailings for magnetite by - product potential . Results will support geometallurgical model development and pre - feasibility study flowsheet design in Phase 2 . The estimated cost is approximately US $ 4 - US $ 8 million . 3. Geotechnical and Hydrogeological Investigations Dedicated geotechnical core drilling, laboratory rock strength testing, and in - situ stress measurement are recommended to replace empirical benchmarks with site - specific parameters for pre - feasibility study - level pit slope and underground stope design . A piezometric monitoring network and pump test program are recommended to characterize groundwater conditions and refine dewatering estimates . The estimated cost is approximately US $ 3 - $ 6 million . 4. Environmental, Social, and Permitting Baseline Completion Completion of outstanding EIA/RIMA baseline studies is recommended with the objective of submitting the LP application by Q4 2026 as planned. Initiation of formal stakeholder consultation is recommended in parallel. A scoping - level mine closure plan update and a preliminary social impact assessment, aligned with IFC Performance Standards, should be completed during Phase 1. The estimated cost is approximately US$3 - $5 million. 5. Market and Commercial Studies Bulk copper concentrate samples produced during Phase 1 pilot - scale testwork should be distributed to potential smelter customers for commercial term discussions . Engagement of a specialist marketing advisor is recommended to assess indicative treatment and refining charge ranges and to identify potential offtake partners . The estimated cost is approximately US $ 2 million . 26.3 Phase 2, Pre - Feasibility Study Phase 2 will deliver an integrated pre - feasibility study, incorporating an updated Mineral Resource estimate and an initial Mineral Reserve estimate, open pit, and underground mine plan optimisation, updated process design (including gravity and magnetite circuits if supported by Phase 1 testwork), infrastructure engineering (TSF to GISTM criteria, water, power, access), and Date: March 2026 Page 26 - 2

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report will meet AACE Class 3 capital and operating cost estimates . The study will include updated discounted cash flow economic analysis with detailed sensitivity and risk analysis . The pre - feasibility study will form the basis for Ero Copper’s Phase 3 earn - in decision and potentially support progression toward a feasibility study . The estimated cost is approximately US $ 12 - $ 22 million . A US $ 3 million contingency is also recommended . Date: March 2026 Page 26 - 3

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report 27 REFERENCES AACE International, (2019): Cost Estimate Classification System – As Applied in Engineering, Procurement, and Construction for the Mining and Mineral Processing Industries: AACE International publication 47R - 11, 20 p. Barton, Mark D., and David A. Johnson (2004. "Footprints of Fe - oxide ( - Cu - Au) systems." University of Western Australia Special Publication 33 (2004): 112 – 116. Canadian Dam Association (CDA), (2013): 2007 Dam Safety Guidelines - 2013 Revision. Canadian Dam Association (CDA), (2019): Technical Bulletin - Application of Dam Safety Guidelines to Mining Dams: 2019 edition. Canadian Institute of Mining, Metallurgy and Petroleum (CIM), (2019): Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 29, 2019. Canadian Institute of Mining, Metallurgy and Petroleum (CIM), (2014) : CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines : Canadian Institute of Mining, Metallurgy and Petroleum, May, 2014 . Canadian Securities Administrators (CSA), (2011) : National Instrument 43 - 101 , Standards of Disclosure for Mineral Projects, Canadian Securities Administrators . CPRM - Serviço Geológico do Brasil, Oliveira, M . A . , Dall’Agnol, R . , Scaillet, B . (2010) . Petrological constraints on crystallization conditions of Mesoarchean Sanukitoid Rocks, Southeastern Amazonian Craton, Brazil . Journal of Petrology 51 , 2121 – 2148 . Domingos, F.H. (2009). The Structural Setting of the Canaã dos Carajás Region and Sossego - Sequeirinho Deposits, Carajás – Brazil. Ph.D. Thesis. University of Durham, England, 483 p. Holdsworth, R. and Pinheiro, R. (2000). The anatomy of shallowcrustal transpressional structures: insights from the Archean Carajás fault zone, Amazon, Brazil; Journal of Structural Geology, v. 22, pp. 1105 - 1123. Machado, N . , Lindenmayer, Z . , Krogh, T . E . , and Lindenmayer, D . , (1991) : U – Pb geochronology of Archean Magmatism and Basement Reactivation in the Carajas Area, Amazon Shield, Brazil : Precambrian Research 49 , pp . 329 – 354 . Snowden Consultants, (2012): Mineral Resource Audit for Furnas Copper - Gold Project, Vale S.A.: Internal Vale report. Souza, Z.S., Potrel, A., Lafon, J.M., Althoff, F.J., Pimentel, M.M., Dall’Agnol, R., Oliveira, C.G. (2001). Nd, Pb and Sr isotopes in the Identidade Belt, an Archean greenstone belt of Rio Maria region (Carajás Province, Brazil): implications for the geodynamic evolution of the Amazonian Craton. Precambrian Research 109, 293 – 315. TEC3, (2012). Estudos de Geotecnia e Recursos Hídricos para o Projeto Furnas (Carajás - PA) em nível de FEL1/FASE4. TEC3 – Geotecnia e Recursos Hídricos Ltda: Internal Vale report. Date: March 2026 Page 27 - 1

Furnas Project Pará State, Brazil NI 43 - 101 Technical Report Teixeira, N., Seabra, A., Corrêa, C., Freitas, F., Huhn, S., Siepiersk, L., Filho, B.A., Souza, C. (2010). A Província Polimetálica de Carajás e seus principais depósitos (Fe, Mn, Au, Cu, Ni, Pt) - Apresentação no Simexmin – ADIMB - Ouro Preto, MG. Toledo, P.I.D.F., Moreto, C.P.N., Monteiro, L.V.S., de Melo, G.H.C., Matos, F.M.V., Xavier, R.P., and de Carvalho Lana, C., (2024): Breaking Up the Temporal Link Between Granitic Magmatism and Iron Oxide - Copper – Gold (IOCG) Deposits in the Carajás Mineral Province, NW Brazil: Mineralium Deposita, 59(3), pp. 601 – 625. Date: March 2026 Page 27 - 2

Furnas Project Para State, Brazil NI 43 - 101 Technical Report Date: March 2026 Effective Date: February 23, 2026 Report Date: March 30, 2026 Enrique Alfonso Rubio Esquivel, RM (#255) (Chilean Mining Commission) Luis Bernal Venegas, RM (#415) (Chilean Mining Commission) Ricardo Martín Miranda Díaz, RM (#145) (Chilean Mining Commission) João Estevão Júnior, MAIG (#8799) Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148)

Cid Gonçalves Monteiro Filho, FAusIMM I, Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No . 8444 ), FAusIMM (No . 329148 ), as an author of the technical report titled “Preliminary Economic Assessment for the Furnas Project, Pará State, Brazil”, dated March 30 , 2026 with an effective date of February 23 , 2026 (the “ Technical Report ”), prepared for Ero Copper Corp . (the “ Issuer ”), do hereby certify that : 1) I am employed as a Resource and Reserve Manager of the Issuer, which is located on 625 Howe Street, Suite 1050 , Vancouver, British Columbia, V 6 C 2 T 6 . 2) I am a graduate of the Federal University of Ceará (Universidade Federal do Ceará – UFC), located in Ceará, Brazil, and hold a Bachelor of Science degree in Geology . I have practiced my profession continuously since 2006 . 3) I am a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM No . 329148 ), a Registered Member of the Society for Mining, Metallurgy & Exploration (SME RM No . 04317974 ), and a Member of the Australian Institute of Geoscientists (MAIG No . 8444 ) . 4) I am a professional geologist with over 19 years of experience in mineral exploration, geological modelling, mineral resource estimation, quality assurance and quality control, reconciliation, and Mineral Resource reporting across a range of commodities including copper, gold, and iron ore . My relevant experience includes the review of mineral properties and tenure, compilation and validation of project histories, assessment of site access, infrastructure, and operating conditions, and the completion of technical due diligence . I have also reviewed market context, product saleability assumptions, and related commercial inputs supporting technical studies . This experience has been obtained through projects in Brazil and includes technical leadership in public disclosure, Mineral Resource reporting, resource model validation, and integration with mine planning and project development . 5) I have read the definition of “qualified person” set out in National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (“NI 43 - 101 ”) and certify that, by reason of my education, af - filiation with a professional association as defined in NI 43 - 101 , and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 - 101 . 6) I am responsible for Sections 4 , 5 , 6 , and 19 of the Technical Report, as well as the content of Sections 1 , 25 , and 26 that specifically relate to these sections . 7) I have had prior involvement with the property discussed in the Technical Report through my role at the Issuer since January 2023 , including oversight of Mineral Resources and Mineral Reserves, technical reviews, and support for disclosure and reporting . 8) I have personally inspected the property that is the subject of the Technical Report over a period of four days, from June 23 to June 26 , 2025 . 9) As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I have authored and am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . 10) I have no personal knowledge, as of the date of this certificate, of any material fact or material change which is not reflected in this Technical Report .

11) I am not independent of the Issuer, as defined by Section 1.5 of NI 43 - 101. 12) I have read NI 43 - 101 and Form 43 - 101 F 1 – Technical Report, and the sections of the Technical Report that I have authored and am responsible for have been prepared in compliance with such instrument and form . Belo Horizonte, Brazil, March _ 30, 2026. (Signed) "Cid Gonçalves Monteiro Filho" Cid Gonçalves Monteiro Filho, FAusIMM (No. 329148) Resource and Reserve Manager Ero Copper Corp.

Enrique Alfonso Rubio Esquivel Registered Member (#255) (Chilean Mining Commission) I, Enrique Alfonso Rubio Esquivel, Registered Member (# 255 ) (Chilean Mining Commission), as an author of the technical report titled “Preliminary Economic Assessment for the Furnas Project, Pará State, Brazil”, dated March 30 , 2026 with an effective date of February 23 , 2026 (the “ Technical Report ”), prepared for Ero Copper Corp . (the “ Issuer ”), do hereby certify that : 1) I am a P. Eng. for REDCO Mining Consultants Ltd., which is located on 1304 - 1302 – 5454 Kennedy Street, Santiago, Chile. 2) I am a graduate of the University of Chile, located in Santiago, Chile, and hold a Bachelor of Science in Mining Engineering, and a Master of Applied Science and a Ph . D . from the University of British Columbia . I have practiced my profession continuously since 1996 and obtained my professional engineering certification in 1998 from the University of Chile . 3) I am a Registered Member of the Chilean Mining Commission (#255), and a member of the Australasian Institute of Mining and Metallurgy (AusIMM)(#308955). 4) I am a P . Eng, with more than 30 years’ relevant experience in mine design, mine planning, mine geomechanics, and all aspects of mining engineering and mine management for numerous mining projects in South America, including Brazil . 5) I have read the definition of “qualified person” set out in National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (“NI 43 - 101 ”) and certify that, by reason of my education, affiliation with a professional association as defined in NI 43 - 101 , and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 - 101 . 6) I am responsible for Sections 2, 3, 15, 16, 21, 22, 23, 24 and 27 of the Technical Report, as well as the content of Sections 1, 25, and 26 that specifically relate to these sections. 7) I have had no prior involvement with the property that is the subject of this Technical Report. 8) I have not personally inspected the property that is the subject of this Technical Report. 9) As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I have authored and am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . 10) I have no personal knowledge, as of the date of this certificate, of any material fact or material change which is not reflected in this Technical Report. 11) I am independent of the Issuer, applying all the tests in section 1.5 of NI 43 - 101. 12) I have read NI 43 - 101 and Form 43 - 101 F 1 – Technical Report, and the sections of the Technical Report that I have authored and am responsible for have been prepared in compliance with such instrument and form .

Santiago, Chile, March _ 30 , 2026. (Signed) "Enrique Alfonso Rubio Esquivel" Enrique Alfonso Rubio Esquivel, RM (#255) (Chilean Mining Commission), AusIMM (#308955) REDCO Mining Consultants Ltd.

Luis Bernal Venegas Registered Member (#415) (Chilean Mining Commission) I, Luis Bernal Venegas, Registered Member (# 415 ) (Chilean Mining Commission), as an author of the technical report titled “Preliminary Economic Assessment for the Furnas Project, Pará State, Brazil”, dated March 30 , 2026 with an effective date of February 23 , 2026 (the “ Technical Report ”), prepared for Ero Copper Corp . (the “ Issuer ”), do hereby certify that : 1) I am a Mining Engineer acting as Process Senior Consultant for REDCO Mining Consultants (Chile) Ltd . , which is located on 1304 - 1302 – 5454 Kennedy Street, Santiago, Chile . 2) I am a graduate of the University of Chile, located in Santiago, Chile, and hold a Bachelor of Science in Mining Engineering . I have practiced my profession continuously since 1980 . 3) I am a Registered Member enrolled with the Comision Calificadora de Competencias en Recursos y Reservas Mineras (Chilean Mining Commission) (# 415 ) . 4) I am a Mining Engineer, with more than 35 years’ relevant experience in metallurgy and process design, including metallurgical testing, process design for concentrator and hydrometallurgical plants, preparation of reserves reports, and process optimization for precious metals, base metals, iron ore, and other deposits . 5) I have read the definition of “qualified person” set out in National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (“NI 43 - 101 ”) and certify that, by reason of my education, affiliation with a professional association as defined in NI 43 - 101 , and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 - 101 . 6) I am responsible for Sections 13 and 17 of the Technical Report. 7) I have had no prior involvement with the property that is the subject of this Technical Report. 8) I have personally inspected the property that is the subject of the Technical Report over a period of four days, from June 23 to June 26 , 2025 . 9) As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I have authored and am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . 10) I have no personal knowledge, as of the date of this certificate, of any material fact or material change which is not reflected in this Technical Report . 11) I am independent of the Issuer, applying all the tests in section 1.5 of NI 43 - 101. 12) I have read NI 43 - 101 and Form 43 - 101 F 1 – Technical Report, and the sections of the Technical Report that I have authored and am responsible for have been prepared in compliance with such instrument and form .

Santiago, Chile, March _ 30 , 2026 (signed) "Luis Bernal Venegas" Luis Bernal Venegas, RM (#415) (Chilean Mining Commission) REDCO Mining Consultants Ltd.

Ricardo Martín Miranda Díaz Registered Member (#145) (Chilean Mining Commission) I, Ricardo Martín Miranda Díaz, Registered Member (# 145 ) (Chilean Mining Commission), as an author of the technical report titled “Preliminary Economic Assessment for the Furnas Project, Pará State, Brazil”, dated March 30 , 2026 with an effective date of February 23 , 2026 (the “ Technical Report ”), prepared for Ero Copper Corp . (the “ Issuer ”), do hereby certify that : 1) I am a Mining Engineer for REDCO Mining Consultants Ltd . , which is located on 1304 - 1302 – 5454 Kennedy Street, Santiago, Chile . 2) I am a graduate of the University of Santiago de Chile, located in Santiago, Chile, and hold a Bachelor of Science in Mining Engineering . I have practiced my profession continuously since 1991 . 3) I am a Registered Member enrolled with the Comision Calificadora de Competencias en Recursos y Reservas Mineras (Chilean Mining Commission) (# 145 ) . 4) I am a Mining Engineer, with more than 33 years’ relevant experience in mine design, risk assessment, mineral resource evaluations, and numerical modeling applied to rock mechanics . I have completed more than 200 mining studies for major international mining companies . 5) I have read the definition of “qualified person” set out in National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (“NI 43 - 101 ”) and certify that, by reason of my education, affiliation with a professional association as defined in NI 43 - 101 , and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 - 101 . 6) I am responsible for Chapters 18 and 20 of the Technical Report. 7) I have had no prior involvement with the property that is the subject of this Technical Report. 8) I have personally inspected the property that is the subject of the Technical Report over a period of four days, from June 23 to June 26 , 2025 . 9) As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I have authored and am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . 10) I have no personal knowledge, as of the date of this certificate, of any material fact or material change which is not reflected in this Technical Report . 11) I am independent of the Issuer, applying all the tests in section 1.5 of NI 43 - 101. 12) I have read NI 43 - 101 and Form 43 - 101 F 1 – Technical Report, and the sections of the Technical Report that I have authored and am responsible for have been prepared in compliance with such instrument and form .

Santiago, Chile, March _ 30 , 2026 (signed) "Ricardo Martín Miranda Díaz" Ricardo Martín Miranda Díaz, RM (#145) (Chilean Mining Commission) REDCO Mining Consultants Ltd.

João Estevão Júnior, MAIG I, João Estevão Júnior, MAIG # 8799 , as an author of the technical report titled “Preliminary Economic Assessment for the Furnas Project, Pará State, Brazil”, dated March 30 , 2026 with an effective date of February 23 , 2026 (the “ Technical Report ”), prepared for Ero Copper Corp . (the “ Issuer ”), do hereby certify that : 1) I am a Geologist for SDPM Mining Consulting, which is located on Rua Modesto Carvalho de Araújo, 262 , Belvedere, Belo Horizonte, MG, Brazil – CEP : 30320 - 410 . 2) I am a graduate of the University of São Paulo (USP), located in Sao Paulo, Brazil, and hold a Bachelor of Science Degree in Geology (2013), and a Master of Science Degree in Mineral Resources and Environment (2019) from the University of Sao Paulo (USP) . I have practiced my profession continuously since 2014 . 3) I am a Member of the Australian Institute of Geoscientists (MAIG #8799). 4) I am a professional Geologist, with more than 10 years of relevant experience in Mineral Resources and Mineral Reserves estimation, which includes numerous mineral properties in Brazil, including gold and copper properties . 5) I have read the definition of “qualified person” set out in National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (“NI 43 - 101 ”) and certify that, by reason of my education, affiliation with a professional association as defined in NI 43 - 101 , and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 - 101 . 6) I am responsible for Sections 7 , 8 , 9 , 10 , 11 , 12 and 14 of the Technical Report, as well as the content of Sections 1 , 25 and 26 that specifically relate to these sections . 7) I have had no prior involvement with the property that is the subject of this Technical Report. 8) I have personally inspected the property that is the subject of this Technical Report over a period of two days, from January 22 to January 23 , 2026 . 9) As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I have authored and am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . 10) I have no personal knowledge, as of the date of this certificate, of any material fact or material change which is not reflected in this Technical Report . 11) I am independent of the Issuer, applying all the tests in section 1.5 of NI 43 - 101. 12) I have read NI 43 - 101 and Form 43 - 101 F 1 – Technical Report, and the sections of the Technical Report that I have authored and am responsible for have been prepared in compliance with such instrument and form .

Belo Horizonte, Brazil, March _ 30 _, 2026 (Signed) "João Estevão Júnior" João Estevão Júnior, MAIG